Annual report 2011

WWW.DELHAIZEGROUP.COM

TOGETHER
THE BEST FOR LIFE

DELHAIZE GROUP

Delhaize Group, a leading food retailer

Delhaize Group is a Belgian international food retailer with activities in **eleven countries on three continents**. Delhaize Group is listed on both NYSE Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG).

At the end of 2011, Delhaize Group's sales network consisted of **3 408 stores** generating **EUR 21.1 billion in revenues** and Group share in **net profit of EUR 475 million**. Delhaize Group employs approximately **160 000 associates** worldwide.

Delhaize Group has leading positions in food retailing in key markets. Our operating companies have acquired these **leading positions** through **distinct go-to-market strategies**. The Group is committed to offer its customers a **locally differentiated** shopping experience, to deliver **superior value** and to maintain **high social, environmental and ethical standards**. Our Group's strength is supported by the close cooperation of its operating companies at both the regional and global levels.



Together the best for life

DELHAIZE GROUP

Content

www.delhaizegroup.com



DELHAIZE STORIES

How the strategic New Game Plan was put into action

Growth through acquisitions, differentiation through private brands, efficiency through organizational structures, sustainability through local products

12>23



PERFORMANCE

The strategy translated into numbers

Evolution of the main brands in our different markets

24>35

[1] These chapters contain the information required by the Belgian Company Code to be included in the Management Report on the consolidated financial statements and constitute in the aggregate such Management Report.

Key Performance
Indicators

EUR
1.32
net dividend

	(USD in millions except per share amounts)[4]	(EUR in millions except per share amounts)			Change vs Prior Year	
	2011	**2011**	2010	2009	**2011**	2010
Results						
Revenues	**29 398**	**21 119**	20 850	19 938	**1.3%**	4.6%
Operating profit	**1 130**	**812**	1 024	942	**-20.8%**	8.7%
Net profit from continuing operations	**661**	**475**	576	512	**-17.5%**	12.5%
Net profit (Group share)	**661**	**475**	574	514	**-17.4%**	11.7%
Free cash flow[1]	**-321**	**-231**	665	626	**-135%**	6.5%
Financial position						
Total assets	**17 040**	**12 242**	10 902	9 748	**12.3%**	11.8%
Total equity	**7 559**	**5 430**	5 069	4 409	**7.1%**	15.0%
Net debt[1]	**3 683**	**2 647**	1 787	2 063	**48.1%**	-13.4%
Enterprise value[1][3]	**9 840**	**7 069**	7 400	7 472	**-4.5%**	-1.0%
Per share information (in EUR)						
Group share in net profit (basic)[2]	**6.56**	**4.71**	5.73	5.16	**-17.7%**	11.2%
Group share in net profit (diluted)[2]	**6.51**	**4.68**	5.68	5.08	**-17.6%**	11.7%
Free cash flow[1][2]	**-3.19**	**-2.29**	6.64	6.26	**-135%**	6.0%
Net dividend	**1.84**	**1.32**	1.29	1.20	**2.3%**	7.5%
Shareholders' equity[3]	**74.00**	**53.16**	49.91	43.54	**6.5%**	14.6%
Share price (year-end)	**60.43**	**43.41**	55.27	53.62	**-21.5%**	3.1%
Ratios (%)						
Operating margin		**3.8%**	4.9%	4.7%	**-107bps**	+19bps
Net margin		**2.2%**	2.8%	2.6%	**-51bps**	+18bps
Net debt to equity[1]		**48.7%**	35.3%	46.8%	**+13.5ppt**	-11.5ppt
Currency information						
Average EUR per USD rate		**0.7184**	0.7543	0.7169	**-4.8%**	5.2%
EUR per USD rate at year-end		**0.7729**	0.7484	0.6942	**3.3%**	7.8%
Other information						
Number of sales outlets		**3 408**	2 800	2 732	**21.7%**	2.5%
Capital expenditures		**762**	660	520	**15.5%**	26.8%
Number of associates (thousands)		**160**	139	138	**15.3%**	+0.4%
Full-time equivalents (thousands)		**122**	103	104	**18.0%**	-0.8%
Weighted average number of shares (thousands)	**100 684**	100 271	99 803		**0.4%**	0.5%

(1) These are non-GAAP financial measures. (2) Calculated using the weighted average number of shares over the year. (3) Calculated using the total number of shares at the end of the year. (4) Calculated using an exchange rate of 1 EUR = 1.3920 USD.

REVENUES



23.0%
11.6%
EUR 21.1 billion
65.4%

OPERATING PROFIT



28.3%
9.4%
EUR 812 million
62.3%

NUMBER OF ASSOCIATES



10.6%
22.3%
159 856
67.1%

● United States ● Belgium ● SEE & Asia



Looking back **with gratitude**

→ EDITORIAL BY **CHAIRMAN, COUNT JACOBS DE HAGEN**

I have had the privilege to serve as your Chairman since 2005. During that time Delhaize Group has made real progress in its objective to be a well respected international food retailer. I am proud of the accomplishments that we have achieved together and convinced there will be many more going forward.

I started my career as an economist with the IMF in 1966. With that perspective I look back at 2011 as a year marked by serious change and uncertainty. But we have seen difficult times before and we will see them again. We must stay focused and resolute, knowing that eventually things improve or come into balance. Like, for example Southeastern Europe. About fifteen years ago, parts of the region were engaged in a bloody conflict with little room for optimism. Today, the region is rebuilding and there has been real progress. Our acquisition of Delta Maxi demonstrates just how much things have changed and we see the region as an exciting area going forward. In fact, when the Board recently met in Belgrade, I was struck by the excitement and optimism of the people. This confirmed for me the opportunity that exists in the region for Delhaize to make a difference to customers and how they shop and live.

So while I would like to put the current situation in context, there is no doubt that 2011 was a challenging year for consumers and in turn for retailers. Consumers' confidence, the aorta of our operations, was severely impacted by the high level of unemployment, the austerity measures taken by different governments and by the increasingly sensational headlines on the economic and euro crisis. And we see the impact in our 2011 results. But despite that we still managed to grow and to make tremendous progress in support of our profitable growth priorities. Based on this information the Board has proposed a dividend increase of 2.3% to EUR 1.76 per share.

In such a climate it is crucial to have a clear long-term strategic plan and to stay both focused and disciplined in all of our investment or strategic decisions. I believe that we have the right framework to guide us through these challenging times. Allow me at this point to underline our strong balance sheet and the successful launch of a retail bond in October 2011. Furthermore, I believe the portfolio optimization work announced in January 2012 shows that we have the discipline to make tough decisions and drive shareholder value.

Another way we are dealing with the changing environment is by attracting new members to our Board. I am pleased that we were able to welcome three new board members last year: Bill McEwan who is President & Chief Executive Officer of Sobeys, Jean-Pierre Hansen who is member of the Executive Committee of GDF Suez and Chairman of its Energy Policy Committee and Mats Jansson who currently serves as an independent board member of Danske Bank after being President and CEO of SAS, the Scandinavian airline company, from 2006 to 2010. He held positions of increasing responsibility at Swedish food retailer ICA over a period of more than 20 years, serving eventually as President of ICA Detaljhandel and Deputy CEO and Chairman of the Group from 1990 to 1994.

Gratitude

After the General Meeting on May 24th, I will hand over my position as Chairman of the Board to Mats Jansson. I am confident that under his and the Board's guidance, Pierre-Olivier and his management team will continue to meet the challenges of the current environment. In closing I would like to express my enormous sense of gratitude. Gratitude to our shareholders for their continuous support, gratitude to the CEO and members of the board who shared their wisdom and insights, gratitude to the members of the executive committee that showed decisiveness in executing the strategic choices and most of all, gratitude to all the associates of Delhaize Group who share the same vision and values and do everyday what it takes. ●

"A key element to success is the ability to respond to **environmental changes**"

→ INTERVIEW WITH **PIERRE-OLIVIER BECKERS, CEO**



For Pierre-Olivier Beckers, CEO of Delhaize Group, 2011 was a year marked both by accomplishments as well as by the uncertainties in the global economy. These had an impact on all of Delhaize Groups' stakeholders. And 2012 will again likely be a time of change and uncertainty. Pierre-Olivier explains how Delhaize Group dealt with these changes in 2011 and gives his perspectives and views on the challenges as well as the opportunities Delhaize Group will likely encounter in 2012.

"Our long-term objective is to transform ourselves into a "Global best-in-class" food retailer."

Pierre-Olivier, in your time as CEO of Delhaize, was 2011 the most challenging?

Pierre-Olivier Beckers: It is always difficult to create such a ranking and not all markets faced the same reality last year. Having said that, 2011 was indeed very challenging, given the uncertainty surrounding the euro, consumption, inflation and concerns with respect to the banking system. But even in these difficult circumstances, we feel like we made real progress this year in terms of supporting our longer term objectives.

You announced the New Game Plan in 2009. What is the status of this plan?

POB: When establishing a strategic framework one should look at the long-term and try to build a foundation from which one can build sustainable, long-term success. We feel that the New Game Plan is the right framework for where we are today and fits our longer term objective of transforming ourselves into a "best-in-class" global food retailer. With the strategy as our guide, we have made a number of concrete steps and taken some clear decisions in order to build upon that foundation and ultimately deliver shareholder value. We definitely have more work to do but I am very encouraged by our progress to date and it has been gratifying to see our associates get behind the initiatives and to see the customers respond in the way they have.

You previously described uncertainty as an important element of 2011. Uncertainty is often a result of change.

POB: I would put it differently. A key element to success is the ability to respond to uncertainties or environmental changes. Today customers are changing. Really the genesis of the brand repositioning work at Food Lion as well as the portfolio optimization work was our seeking to adapt to changes in both the consumer and the overall environment. What do I mean by that? Consumers are under pressure to deal with the current difficult economic environment and many uncertainties. They are focused on price but they have also developed what is called "AND AND" behavior, meaning they want price AND quality as an example. To meet these demands and improve our perception with consumers we undertook the brand repositioning work at Food Lion. We focused on price but also improved the

shopping experience and emphasized produce, which is often seen as a barometer for the quality of a store. The response thus far has been positive and in fact will lead us to accelerate the roll out of the brand repositioning to another 600-700 Food Lion stores in 2012 with the work being completed by early 2013.

We will also continue to work on price in all our operations. In order to meet customer demands, we will invest a lot of time and effort in further developing private brand assortments, sustainable products and in the development of convenience through the use of technology.

The portfolio optimization announced at the beginning of the year was also a response to change. It was a tough decision to close 146 stores in 2012 or 4.3% of our total store portfolio but it was the right one in terms of shareholder value and in fact it will allow us to focus and invest in our most profitable stores.

As you said, your customers are changing in terms of habits, preferences and demands. Technology is playing a key role here in responding to these changes.

POB: That's right. Multi-channel is no longer a prospect for retail, some future trend. It is very real and gaining ground in terms of the way customers view their choices and price. We have to think along with them, or even better, be one step ahead of them.

Delhaize has a history of being a pioneer in food retail with respect to the development and implementation of new technologies in our stores. For example, in Belgium, Delhaize Direct established an important platform for customers to order online and to collect their groceries at a pick-up point in a Delhaize store. Based on the success of this concept we will seek to further roll out Delhaize Direct in Belgium. We are implementing such technology also in the U.S. where we have introduced the Delhaize Direct concept at Hannaford and early results are encouraging.



 See the video on **www.delhaizegroup.com**

We were also one of the first food retailers to develop an application for iPhone and Android devices. So I think we have a track record of success and innovation in this area. Having said that, one of our goals for 2012 is to develop a robust digital strategy that will benefit our customers and be responsive to their changing needs and habits while at the same time benefit the Group by delivering incremental revenue and improving our operational efficiency.

Improving efficiency is an important pillar in the Delhaize Group strategy.

POB: As you know, we announced a very ambitious gross annual cost savings target of approximately EUR 500 million to be achieved by the end of 2012. We have been very pleased with those efforts and a lot of the credit goes to the associates tasked with implementing these measures. We are confident that we will achieve our targets and that the savings will provide further fuel for growth. And of course we will continue to look for new savings, both in the way we operate our business and in the way we source our products. By doing so, we are generating the necessary extra fuel to invest in sales building initiatives and thus in future growth. Being more efficient is an important lever for cost savings. This was the rationale for establishing the Delhaize America structure and we are clearly benefiting from the initiatives taken. For instance, common procurement is starting to deliver the results we had anticipated, as are the computer assisted ordering systems and the integrated IT platforms.

Target of EUR
500
million gross annual cost savings by end of 2012

FUEL FOR
GROWTH

"We are confident that we will achieve our targets and that the savings will provide further fuel for growth. And of course we will continue to look for new savings. Both in the way we operate our business and in the way we source our products."

What were the most important accomplishments in 2011?

POB: I could think of quite a number of accomplishments but will focus on four. As I mentioned above, we are on track to deliver and in fact to exceed the EUR 500 million target in gross annual cost savings. We acquired Delta Maxi, the second largest transaction in the Company's history. This transaction establishes Delhaize Group as a strong regional player in Southeastern Europe. We also undertook an aggressive repositioning of Food Lion which is succesful so far. Finally, we continued the successful roll-out of our Bottom Dollar Food concept in Philadelphia and have just launched the format in the Pittsburgh market. Although in a challenging year, Delhaize Group succeeded in growing revenues by 4.6% at identical exchange rates and came out with a top line number of EUR 21.1 billion. And with downgrades occurring everywhere you look, I would point out that we maintained our investment grade status and were able to complete a very successful bond offering in Belgium and the Grand Duchy of Luxembourg.

How do you feel about the Group's growth prospects?

POB: We feel that we have a portfolio of assets that is well positioned to deliver growth. In fact, we recently announced our plan to deliver top line growth of 5% to 7% annually within 3 years from now. By the way, as the New Game Plan highlights, we are not going to grow just for the sake of it but rather we will seek to achieve profitable growth through increasing our scale and competitiveness and our market share. And indeed we have some truly great opportunities in all shapes and sizes.

For example, consider our business in Indonesia. With Super Indo we are well placed to tap the growth potential of this exciting Southeast Asian market with its 240 million inhabitants and economic growth rates that Western countries can only dream about. I truly believe Super Indo has the potential to become a significant contributor to the Group. Our Romanian business continues to impress as well as does Alfa Beta in spite of the worst economic crisis in Greek history.

While the U.S. is, generally speaking, a mature market and might appear to offer less growth



potential, we remain excited about the success of the brand repositioning work at Food Lion and the corresponding sales uplift we are seeing there. And of course there is the promising roll out of Bottom Dollar Food which we believe is a winning store format, responsive to the customer needs.

Last year Delhaize Group acquired Delta Maxi. Will external growth contribute to your growth aspirations?

POB: We are very proud of this transaction. It was the first large deal we have done in almost a decade and its strategic rationale is very compelling. The importance of this transaction cannot be underestimated. For Delhaize Group this was a major step in rebalancing the portfolio towards a stronger growth profile. More importantly the acquisition makes us a strong regional player with significant economies of scale and a perfect geographic fit with our existing businesses in Romania and Greece. We have some work to do to get Maxi to full potential but we are very pleased with the progress and as I said, the strategic rationale is indeed compelling. In terms of future acquisitions, if we can identify companies that will deliver profitable growth and drive shareholder value then we will pursue such opportunities.

The increased presence in Europe seems to call for some structural or organizational changes?

POB: Based on our successful experience with establishing Delhaize America, we announced in late 2011 that we would also create a Delhaize Europe structure designed to deliver similar benefits. The various teams started to work on, for instance, the creation of a common IT platform for the European operations and other support functions, and where it makes sense, indirect procurement,… Simply put, we are identifying the best practices that already exist today in the different operational banners, we bring them together and implement them on a higher operational level.

What about sustainability? In times of crisis some companies are tempted to sacrifice their budgets for this element.

POB: We maintain our belief that operating as a sustainable company is not only an obligation we have to our customers and the communities

in which we operate, but it is also good business, a differentiating element and therefore good for our shareholders. So, even in challenging times like these, we see no reason to question our commitment to sustainability and in fact, we anticipate stepping up our efforts.

What are the challenges for 2012?

POB: Given the macro outlook for 2012, it is unlikely that we will receive much benefit from the economic environment. So there are indeed some challenges waiting for us, but also a number of real opportunities.

Clearly we have to stay focused on the ongoing repositioning work at Food Lion. The U.S. and Belgium, our two largest markets by revenue, will remain very competitive and so we need to stay true to our identity and stay in touch with our customers. A big challenge for all of us in the industry will be to identify and pursue attractive and profitable growth opportunities whether they are organic or through acquisitions. To meet these challenges we will rely on our existing associates, but attracting and retaining top talent will also be important.

We will continue to transform Delhaize Group into an efficiently integrated global food retailer while maintaining a strong local identity in the markets in which we operate. I think that if we can meet the challenges and deliver on the opportunities I described, then that goal will become reality and I am certain that in this process we will drive shareholder value.

Thank you, Pierre-Olivier. Would you like to share any final thoughts?

POB: We expect 2012 to be another challenging year for all of us, suppliers, competitors and ultimately our customers. On some level that concerns me and gives me pause for thought. But the truth is, I believe in the framework of the New Game Plan and in what we stand for as a company. I am convinced that we are making the right decisions and investments. And ultimately I have a great deal of faith in my Board of Directors, my colleagues and our associates. Together, we remain committed to delivering the best of Delhaize for life. ●

"There are some challenges waiting for us, but also a number of real opportunities."



5% to 7%
top line growth annually
from 2014.

Delhaize Group, **an international local food retailer**

At the end of 2011, Delhaize Group operated companies in eleven countries on three continents: America, Europe and Asia. For reporting purposes, these companies have been grouped into three segments: the United States, Belgium and Southeastern Europe & Asia.





United States

Market

With USD 19 230 million (EUR 13 815 million) in revenues and a network of 1 650 stores at the end of 2011, the U.S. is the largest market for Delhaize Group. Of total Group revenues, 65% came from the six U.S. banners operating along the East coast, from Maine down to Florida and covering 17 states.

Performance

→ READ MORE ON PAGE 27



NUMBER OF STORES

1 607   1 627   1 650

2009   2010   2011



OPERATING PROFIT
(in millions of USD)

1 016   998   742

2009   2010   2011



REVENUES
(in millions of USD)

18 994   18 807   19 230

2009   2010   2011



NUMBER OF ASSOCIATES

104 655   103 839   107 237

2009   2010   2011

Brands









Belgium



Market

Belgium is Delhaize Group's historical home market. At the end of 2011, Delhaize Group operated a multi-format network of 821 stores in Belgium and the Grand Duchy of Luxembourg. In 2011, Delhaize Belgium's revenues of EUR 4 845 million accounted for 23% of the Group total.

Performance

→ READ MORE ON PAGE 30

NUMBER OF STORES

792   805   821

2009   2010   2011

OPERATING PROFIT
(in millions of EUR)

185   236   243

2009   2010   2011

REVENUES
(in millions of EUR)

4 616   4 800   4 845

2009   2010   2011

NUMBER OF ASSOCIATES

17 058   17 207   16 857

2009   2010   2011

Brands







Southeastern Europe & Asia



Market

Delhaize Group's Southeastern Europe & Asia segment (SEE & Asia) includes the operations in Greece, the former Rest of the World segment operations in Romania and Indonesia and the recently acquired Delta Maxi operations in Serbia, Bulgaria, Bosnia & Herzegovina, Montenegro and Albania. The SEE & Asia segment generated revenues of EUR 2 459 million in 2011 (12% of the Group total).

Performance

→ READ MORE ON PAGE 33

2009 and 2010 numbers excluding Delta Maxi operations.

NUMBER OF STORES

333   368   937

2009   2010   2011

OPERATING PROFIT
(in millions of EUR)

58   68   80

2009   2010   2011

REVENUES
(in millions of EUR)

1 704   1 863   2 459

2009   2010   2011

NUMBER OF ASSOCIATES

16 406   17 469   35 651

2009   2010   2011

Brands









+4.6%
revenue growth

Our **Strategy**

Delhaize Group has a clear strategy, the **New Game Plan**, which seeks to deliver profitable revenue growth, achieve **best-in-class** execution and operate as a **responsible** citizen. We believe our success is based on a combination of our **local go-to-market** approach, ability to leverage our **regional leadership** and a firm commitment to create **value for customers** today which we believe in turn creates sustainable **shareholder value**. Our operating companies share the same **vision and values** that are fundamental to everything we do. Our values are **determination, integrity, courage, humility, and humor**. Our goal is to achieve value leadership in all of our markets leading to best in class revenue and profit growth.


VISION & VALUES
OBJECTIVES
Revenues
Operating profit
Return on investment
Shareholder value
Corporate citizenship
STRATEGIC PRIORITIES
GROWTH
Accelerate profitable revenue growth
› Delta Maxi: a strategic acquisition (→ PAGE 12)
› Revitalizing the Food Lion Brand (→ PAGE 14)
› Bottom Dollar Food: Price with Energy (→ PAGE 15)
› Private brands are internal growth accelerators (→ PAGE 17)
EFFICIENCY
Create fuel to accelerate growth
› Sharing an effective operational structure (→ PAGE 18)
› Delhaize Belgium targeting efficiencies (→ PAGE 20)
SUSTAINABILITY
Product, People, Planet
› Local products (→ PAGE 22)
› Award winning Sustainability Report 2010 (→ WWW.DELHAIZEGROUP.COM)
ENABLERS
People
Financing
Systems & processes
Organizational structure

2011 will without any doubt be bookmarked as the year in which Delhaize Group took an important step towards changing its growth profile. With the acquisition of Delta Maxi in Southeastern Europe the needle of the portfolio made a significant move towards its newer and faster growing operations.

Delta Maxi: a strategic acquisition that improves the Group's growth profile



MEGA IMAGE
100
100 de magazine
pentru tine!

GROWTH IN NEWER OPERATIONS

Growing faster in newer operations is one of the key elements of the New Game Plan. In 2011 Delhaize Group stayed well on track to deliver on its promises. Since the announcement of the strategic plan, we opened 60% of our new stores in our newer markets. Last year, we accelerated our development in Romania where we opened no less than 33 new stores, increasing the network by 45%. In Indonesia the network expanded by almost 22%.

Delhaize Group closed the acquisition of Delta Maxi in July 2011. The acquisition provided Delhaize Group with immediate scale in the Balkans, an area that is home to approximately 55 million consumers, and a presence in five new countries, including Serbia, where Delta Maxi enjoyed a strong position.

Strategic objectives

Given that Delhaize Group had not closed a large transaction since acquiring Hannaford in 2000, the group has been very focused on making sure Delta Maxi would achieve a number of strategic objectives. First, the Maxi portfolio of approximately 485 stores at the time of the acquisition is expected to generate approximately EUR 1.3 billion in revenues in 2012. Secondly, the density of the Maxi network results in an immediate strong position in the new markets. In addition, the acquisition was a perfect complement to the existing operations in Greece and Romania and establishes Delhaize Group as one of the leading food retailers in Southeastern Europe. While new markets can often provide challenges, we feel the potential risks are largely mitigated given the Maxi countries are adjacent to these markets. This regional scale provides a number of operating benefits and opportunities to leverage the cost structure. Furthermore, the establishment of Delhaize Europe organization will provide the Maxi operations with access to the Groups' best practices. We are confident that Maxi's multi format approach will add value to the Group.

Growth platform

In addition to the benefits mentioned above, an exciting element of the Maxi story relates to growth. We entered geographies that are expected to grow in the modern grocery sector by approximately 20% through 2014. In fact, approximately 60% percent of our new store openings planned for 2012 will occur in Southeastern Europe. We have previously described our plan to rebalance our portfolio or increase our presence in growth markets and this transaction certainly contributes to the goal. Finally, as we consider potential growth opportunities, our position in Southeastern Europe provides us with a strong platform from which to grow organically or through targeted acquisitions. ●





ČIPS
SLANI

Discover more information on **www.delhaizegroup.com**



Maxi adds

5

new countries
to our Group

NUMBER OF STORES (AS OF DECEMBER 31, 2011)

	Serbia	Bosnia & Herze-govina	Montenegro	Bulgaria	Albania	Total
MAXI	113	19	15			**147**
mini MAXI	231	17	6			**254**
TEMPO	10	6	1	1		**18**
TEMPO express	12	2				**14**
Piccadilly				28		**28**
Piccadilly EXPRESS				13		**13**
EUROMAX					18	**18**
Total	**366**	**44**	**22**	**42**	**18**	**492**


QA

Revitalizing the **Food Lion brand**

Food Lion is the largest brand within the Delhaize Group portfolio. It is also one of our oldest brands. Historically, Food Lion enjoyed significant consumer awareness related to its low prices and had strong customer loyalty. Over the last several years, the brand lost some of its strong brand equity, especially with respect to low prices.

In 2010, Food Lion conducted extensive research among a large number of consumers, not just Food Lion customers, and developed a new strategy to reposition the Food Lion brand based directly on consumer feedback. The comprehensive plan focuses on several elements: Simple, Quality and Price. When implemented, the strategy enhances the customer satisfaction through price, fresh produce and an easy and convenient shopping experience, among other areas.

In May 2011, Food Lion launched its brand repositioning efforts in approximately 200 stores in two different markets. Consumers responded positively to the new strategy and reinforced the conviction to accelerate the further roll-out and implementation of the brand repositioning work throughout the rest of the network.

Simple.
- Is easy to find what I am looking for
- Prices are clearly marked and easy to read
- Makes it easy to get in and out quickly
- Makes it easy to check out

Quality.
- Is a clean and well kept store
- Cashiers are efficient and accurate

Price.
- Is the best value for my money
- Offers lowest prices on the things you buy most
- Is good for a bargain shopper
- Has good specials throughout the store
- Is good for people on a tight budget
- Has the lowest everyday prices
- Offers high quality items at reasonable prices



Cathy Green Burns,
President of Food Lion, Harveys and Reid's

"Food Lion is focused on repositioning the business for future growth. We are very pleased with the reaction from our customers on the implementation of our new brand strategy work in the Raleigh, N.C. and Fayetteville, N.C. markets. As we move forward with accelerating the Food Lion strategy in 2012, we are confident the consumer will recognize us as a price leader, find our stores easier to shop, identify us as offering the greatest value in private brands, as well as enjoy shopping our fresh fruits and vegetables section. We look forward to bringing the strategy to life in an additional 600 to 700 stores by year-end 2012."

Price

Obviously, in these challenging times, price plays an even greater role in attracting customers to our stores. Given that price was a historical strength of Food Lion, we needed to regain this price position. In the first 200 stores where the brand repositioning was done, market prices were reduced on products throughout the stores as we worked to be recognized as a price leader by our customers.

Quality

Food Lion wants to be recognized for its high quality fresh products and vegetables, and as a result, we have significantly changed our operational approach in this department to further enhance the freshness, variety and quality of our products for our customers. We have created a produce offering that we can be proud of and provides customers the freshest products possible.

Simple

As we talked to consumers to develop our new strategy, they told us they wanted a shopping experience that was simple and they wanted stores that were clean, safe, and easy to shop. We listened and made a number of changes to simplify the shopping experience in our stores, such as making the aisles easy to navigate and enhancing the checkout process. Thanks to follow-up research, customers have confirmed that we have improved their shopping experience through the changes we have made. ●



Bottom Dollar Food: Price with Energy

→ INTERVIEW WITH **MEG HAM**, PRESIDENT OF BOTTOM DOLLAR FOOD

Delhaize Group has stated its goal to achieve strong sales growth by 2014. One of the contributors to that growth will be our Bottom Dollar Food concept. Meg Ham, President of Bottom Dollar Food, explains why she is excited about the growth prospects for Delhaize Group's discount offering.



Could you explain the rationale for developing the Bottom Dollar Food banner?

Meg Ham: There are many reasons to develop the Bottom Dollar Food banner. First of all, if you look at the growth in our industry over the last few years, it has been driven by the discount format. We want to capture some of that growth and meet the needs of consumers. And finally, we believe we have a format and offering that will be successful and provide growth to the Group as a whole.

You mentioned the format and offering. Can you be more specific? And how different is a Bottom Dollar Food store from other discount stores?

MH: The first thing you notice when you walk into a Bottom Dollar Food store is that it is bright and clean, not drab or dreary the way some discounters are or how consumers perceive them to be. We believe discount shopping can be fun and lighthearted. Our stores are full of energy; in fact, I describe Bottom Dollar Food as "Price with Energy." Another distinctive characteristic, in contrast to many discounters, is our offering of recognizable national brands in addition to our own private brands. The two other primary areas of contrast are assortment and size of the store. Bottom Dollar Food stocks approximately 7 000 items compared to the approximately 28 000 items customers would find in a typical supermarket and the 1 000 offered by a traditional discount store. And we have found that the optimal size of a Bottom Dollar Food store is 18 000 square feet while our Food Lion stores average 35 000 square feet.



Meg Ham,
President of Bottom
Dollar Food

"Bottom Dollar Food is price with energy! Our customers can find unbelievably low prices on their core weekly grocery needs in a clean, bright, friendly, lighthearted environment."



7 000
items on 18 000
square feet

What are the advantages of being smaller, both in assortment and store size?

MH: The Bottom Dollar Food operating model is based on the premise of delivering unbelievably low prices to our customers. In order to deliver unbelievable prices, we need to be fanatical about lowering costs. In our case, lower operating costs result from the smaller size of the store and the corresponding lower operating expenses such as depreciation, utilities and rent. We also design our stores to be extremely efficient from a labor perspective. For this format, smaller is better in terms of efficiency and presentation of the assortment and concept.

Why Philadelphia and Pittsburgh? Why not in your historic areas of concentration in the Northeastern and Southeastern United States?

MH: We began Bottom Dollar Food in North Carolina in 2005. We initially converted 28 Food Lion stores to Bottom Dollar Food stores, and continued to refine our model. We have found that smaller size formats present our banner most appropriately. What makes Philadelphia and Pittsburgh so attractive is the fact that the smaller store fits into in more densely populated urban areas. These areas are also within the reach of our current supply chain and represent organic growth for Delhaize America.

Delhaize has announced its intention to open a couple of hundred Bottom Dollar Food stores. Is there room for them and where do you go after Philadelphia and Pittsburgh?

MH: As I said at the outset, the growth profile of the discount segment is higher than traditional supermarkets. We believe consumers will continue to focus on good products at great prices. So yes, I think there will be room or demand for our concept. In terms of where we go next, we would seek to find other urban areas with similar demographics to Philadelphia or Pittsburgh and within the regional scope of our existing supply chain network, but for now we have plenty of work to do in those areas to increase our brand awareness and fully realize the potential of those two markets. ●



Private Brands are internal growth accelerators

Delhaize Group is viewed as a pioneer of private brand development. We were one of the first food retailers in Europe to offer customers quality at a good value through our own brands. We have built on this solid reputation and in each of our banners we have developed a robust offering of products designed to give customers an alternative to national brands without having to sacrifice quality.

We have taken the offering further by developing a unique and wide ranging assortment resulting in an extensive private brand portfolio that we are truly proud of.

For example, in 2011 Delhaize Belgium introduced a *Kids* Range, an assortment of products that is specially designed by Delhaize Group food experts for children between 5 and 10 years old. Special attention is given to the composition of the products to reduce the presence of ingredients such as fat, salt, sweeteners or artificial colorants.

In Europe, our *365* line of products enjoyed a record year in 2011 as consumers continued to search for ways to cope with a difficult economic environment. An increasing amount of products carry the distinct and highly recognizable *365*-logo in our European operations. The incremental scale of our new Maxi operations has allowed us to keep prices low.



PRIVATE BRANDS
AS PERCENTAGE OF SALES

58%
27%
17.5%

US   BE   SEE&A

In 2011, we introduced the *MyEssentials* value line at Food Lion, Hannaford and Sweetbay, which is modeled after our successful *365* line. While in the U.S. private brands have not reached the level of acceptance they have in Europe, we are convinced that customers will begin to migrate to private brands as they recognize that quality and low price can go hand in hand. *MyEssentials* will also seek to make customers' lives easier by eliminating the temptation to split trips between a discounter and a supermarket. With approximately 600 products, *MyEssentials* has a much larger assortment than other supermarket operators and we believe this will differentiate our brand going forward. In the process of introducing *MyEssentials* we have also been able to simplify and streamline our private brand assortment throughout the U.S. banners. ●



NEW AT ALFA BETA

Alfa Beta launched 219 new Private Brand products in 2011, the majority under the Alfa Beta and Alfa Beta Bio brand.

Sharing an **effective operational structure**

In 2009 we launched Delhaize America which created a common human resources, accounting, finance and IT-platform across our U.S. banners. In 2011, we further ramped up supply chain and added category management to continue the process of creating a single platform. This change allows Delhaize America to support all of its banners with assortment and promotions, planning and execution, sourcing and procurement, private brand management and pricing expertise. The results of 2011 make us believe that we will be able to exceed our previously announced target of EUR 500 million in gross annual cost savings by the end of 2012.



A SHARED SERVICE STRUCTURE: WHY?

A shared services structure creates consistent processes and programs for support functions and systems that will allow for:
• Faster implementation and adoption of best practices
• Elimination of duplicate efforts
• Ongoing focus on meeting local consumer needs
• Faster acquisition integration


MAXI



The rationale for the creation of Delhaize America was to make a more powerful organizational structure by which the respective banners could compete and realize their individual strategic and local objectives. "A common platform and centers-of-excellence allowing banners to focus on their go-to-market strategies even more than before. The launch of the Food Lion Brand repositioning and the Bottom Dollar Food expansion have benefited from the shared services and has allowed them to focus on the customer," explains Mark Doiron, Head of Supply Chain Delhaize America.

In addition to enabling the banners go-to-market strategies, the shared services structure improves Delhaize America's effectiveness and efficiency. Before the Delhaize America structure was launched, the trucks for deliveries were often not full. But thanks to grouping the entire scope of the U.S. banners, more full truck loads could be bought. Another example is the roll-out of computer assisted ordering in all of the 1 650 stores. This will lead to lower out of stocks, shrink and inventories across the group and, ultimately, higher sales.

The new organization also reduces our procurement cost of goods sold. We have established common procurement teams that are able to successfully leverage the full scale of Delhaize America resulting in better terms with the vendors and therefore providing the banners the flexibility to invest in price initiatives. The establishment of a network with a limited number of suppliers and the roll out of category management delivered even greater savings.



Stéfan Descheemaeker,
CEO Delhaize Europe

"Of course with respect to Delhaize Europe, we are talking about different languages, different cultures and in some cases different currencies or regulatory frameworks. But the rationale is the same. It is about identifying areas or capabilities that can be leveraged across the Delhaize Europe platform while maintaining or respecting those elements that should remain local. As was the case with Delhaize America, we will find the right balance. The objective is to create savings to finance our continued growth."

Delhaize Europe

Based on the positive experience at Delhaize America and the increased size of our European operations, we decided in late 2011 to create Delhaize Europe. As was the case for Delhaize America, our philosophy is to maintain local focus when it comes to our customers in the various markets we serve but to standardize what is not relevant or visible to the customer. With that in mind, Delhaize Europe will provide support in IT, finance, legal and human resources for all the European operations. Delhaize Europe will also help enhance procurement efficiency in the region with improvements in cost of goods sold and increase in sharing best practices. ●





Targeting efficiencies

From 2008 to 2010, Delhaize Belgium was able to significantly improve its operating profit and margin as a result of the successful implementation of the Excel Plan. In 2011, Delhaize Belgium built on that success, by introducing Target 2015. This new strategic plan is consistent with our group wide efforts to identify areas for improvement and corresponding savings related to efficiencies, savings that can deliver additional funds for our growth initiatives.

Excel 2008 - 2010 was about driving sales and increasing efficiencies. At the end of the cycle, important improvements had been made at the level of logistics and procurement. Target 2015 found its seeds in the Excel Plan, focusing further on realizing gains from logistics as well as increasing effiencies at the store level.

Logistics are a historical strength of Delhaize Belgium and a key element in the success of the organization. Our state-of-the-art distribution center for fresh products continues to provide significant savings as a result of higher productivity; it increases the freshness of the products and facilitates the ordering process for the different store types. For example, each store delivery is now assembled or sequenced at our distribution center for fresh products based on the individual store's planogram. When a store delivery is made, the unloading and shelving process is significantly more efficient and allows our associates to be more productive in other areas of the store including being able to focus more on the customer.

In 2011, Delhaize Belgium announced the addition of two new distribution centers which are expected to be fully operational by 2015. "Logistics are key to the activities of Delhaize Belgium and will continue to enable our growth and innovation throughout our store network," said Dirk Van den Berghe, newly appointed Chief Executive Officer, Delhaize Belgium. "These investments are critical as we continue to search for additional areas in which we can realize higher efficiencies while at the same time improving our customers' shopping experience."

Sometimes the best ideas are relatively simple. For example, in 2011 our logistics department intensified backhauling to avoid that trucks come back empty to the distribution centers after store deliveries. After making their deliveries and before heading back to our distribution facility, Delhaize trucks pick up orders from suppliers thereby reducing the costs associated with deliveries from suppliers. In 2011, backhauling combined with other initiatives allowed us to drive 5 million fewer kilometers than in 2009. Simple. Efficient. Profitable. And environmentally friendly. ●

"The growth of our company is only possible through working more efficiently. Every initiative that can render our activities more efficient will give us the opportunity to better serve our customers."

Dirk Van den Berghe,
newly appointed
Chief Executive Officer,
Delhaize Belgium





SELF-SCANNING AT RED MARKET

Red Market, our soft discount format in Belgium is 100% self-scanning. Not only do our customers appreciate the ability to get in and out of the store quickly, the increased store efficiencies are a real benefit. Today, the majority of our company owned stores have also possibilities of self-scanning or self-checkout.



40 000
square meters
new Mega Image
distribution center



MEGA IMAGE INCREASE EFFICIENCY AND PREPARES FOR GROWTH WITH NEW DISTRIBUTION CENTER

In 2011 Mega Image opened a new distribution center in the south-east of Bucharest. With a surface of approximately 40 000 square meters, it is one of the biggest projects of the company. By giving suppliers an outstanding quality of service, by achieving a higher efficiency to serve the stores and by reinforcing the food safety and quality standards of the fresh products to the customers the new logistics center will improve the supply chain of the company.



Sustainability is one of Delhaize Group's three strategic pillars. We focus on sustainability because it is the right thing to do for our customers, our associates and our communities. We also think it makes good business sense. Our efforts in this area are centered around products, people and the planet. While each of the three elements are important, in 2011 we had a significant number of initiatives related to product.

Sustainability: Focus on Local Products


Corporate Responsibility
Progress Report
2010

AWARD WINNING CR REPORT

Delhaize Group won for the second time the prize for its "Corporate Responsibility Progress Report 2010," awarded by the Belgian Institute of Company Auditors, Business and Society, a network of companies promoting corporate responsibility and Kauri, a multi-stakeholder network.

Consumers are increasingly thinking about sustainability and as a result, are notably demanding to be able to "buy local". Across our portfolio of brands we made a real effort this past year to provide our customers with high quality, local product offerings.

Alfa Beta was among the first food retailers to recognize the importance of local products, making its "*Close to Greek Nature*" program a powerful guide for customers who value local products. Similarly, Hannaford in the U.S. established a strong "*Close To Home*" shelf and promotional program to highlight its robust offering of locally-sourced fruits and vegetables. In 2011, Hannaford significantly expanded its "*Close to Home*" assortment, including more local fruits, vegetables, meat and seafood, and more locally-made products. Hannaford also developed a more consistent and streamlined on boarding process for local vendors.

Still in the U.S., Food Lion reached out to its vendor community to better understand the commodities that are grown in the states in which it operates. As such they were able to identify which local products could be provided and were able to create strong ties with their suppliers to jointly support providing local quality fruit and vegetables to their stores. At Sweetbay in the South, a new campaign was centered on Georgia peaches "Fresh from our neighbors just to the North". Sales were up 40% over the California peaches usually sold during this campaign.

Exclusive Greek products

As a result of the difficult economic environment in Greece, Greek consumers increased their already strong appetite for local products as they sought to support local producers and suppliers. Alfa Beta responded by creating

In 2011, we introduced the MyEssentials value line in the U.S. which is modeled after our successful 365 line in Europe

two mega events during 2011 around exclusive Greek products. The first event promoted the cheese department where Alfa Beta selected special items from small Greek producers and promoted them in 40 stores. The second event was focusing on specialty meat products. A broad selection of locally produced sausages was presented in 100 stores and supported with a special leaflet.

Gusturi Romanesti

Similar efforts were made at Mega Image in Romania with the local private brand *Gusturi Romanesti*. These products, developed only with local suppliers, are supporting the local agriculture and production. Both the number of suppliers of the *Gusturi Romanesti* brand and the number of products sourced locally increased compared to 2010 to reach about 100 products. ●

OUR SUSTAINABILITY STRATEGY

Our sustainability strategy is centered on our three pillars; Products, People and Planet. Within this framework, we have identified six Group level focus areas through our materiality process. Alongside these, the responsibility for resource use and community has been devolved down to the operating companies, enabling a more flexible, local approach in keeping with our go-to-market strategy.



Healthy eating

Food safety

Responsible sourcing

PRODUCTS
PEOPLE
PLANET

Associate health and wellbeing

Associate development

Climate change

Financial Review



REVENUES (in billions of EUR)

19.9 — 2009
20.8 — 2010
21.1 — 2011



OPERATING MARGIN (in %)

4.7 — 2009
4.9 — 2010
3.8 — 2011



OPERATING PROFIT (in millions of EUR)

942 — 2009
1 024 — 2010
812 — 2011



NET PROFIT FROM CONTINUING OPERATIONS (in millions of EUR)

512 — 2009
576 — 2010
475 — 2011

Income Statement

In 2011, Delhaize Group achieved revenues of EUR 21.1 billion. This represents an increase of 4.6% at identical exchange rates or 1.3% at actual exchange rates due to the weakening of the U.S. dollar by 4.8% against the euro compared to 2010. Organic revenue growth was 2.4%.

Revenue growth was the result of a solid increase of 32.1% at identical exchange rates in Southeastern Europe and Asia. Excluding the acquired Maxi-operations, revenue growth in Southeastern Europe & Asia was 7.5% at identical exchange rates. In the U.S. revenue growth was 2.2% at identical exchange rate, supported by comparable store sales growth of 0.7%. Mainly as a result of network growth and VAT refunds, sales increased by 0.9% at Delhaize Belgium, partly offset by a negative comparable store sales evolution of 0.6%.

The U.S. operating companies generated 65% of Group revenues, Belgium 23% and Southeastern Europe and Asia 12%.

Gross margin was 25.4% of revenues, a decrease of 22 basis points at identical exchange rates as a result of the lower margin of Maxi and price investments in the U.S., partly offset by procurement savings and better supplier terms across the Group.

Other operating income amounted to EUR 118 million in 2011 compared to EUR 85 million in 2010 and increased mainly due to an insurance reimbursement related to tornado damages, higher rental income and more waste recycling income, all at Delhaize America.

Selling, general and administrative expenses amounted to 21.3% of revenues, an increase of 28 basis points compared to 2010 at identical exchange rates mostly due to the impact of soft sales and operational expenses relating to our growth projects in the U.S. and the negative impact of automatic salary indexation at Delhaize Belgium, partly offset by cost savings throughout the Group.

Other operating expenses amounted to EUR 169 million in 2011 compared to EUR 20 million in 2010. The 2011 results included EUR 135 million impairment charges primarily related to the portfolio optimization announced in January 2012.

Operating profit decreased by 20.8% at actual exchange rates to EUR 812 million (-18.1% at identical exchange rates) mainly due to the impairment charges recorded in the fourth quarter of 2011.

Delhaize Group's U.S. business contributed 62.3% of the total Group operating profit (excluding the Corporate segment), Delhaize Belgium 28.3%, and the Southeastern Europe and Asia segment 9.4%.

Net financial expenses amounted to EUR 181 million, a decrease of 7.7% compared to 2010 at identical exchange rates mainly due to gains on the disposal of financial assets, the positive impact of the 2010 bond exchange and a USD 50 million bond reimbursement in April 2011, partly offset by the financing of the acquisition of Delta Maxi. At the end of 2011, the average interest rate on our long-term debt was 5.0% compared to 5.1% at the end of 2010.

In 2011, Delhaize Group's **profit before tax and discontinued operations**



EUR
21.1
billion revenues
in 2011

decreased from EUR 821 million to EUR 631 million mainly as a result of lower operating profit. In 2011, **income taxes** amounted to EUR 156 million, compared to EUR 245 million in 2010. The effective tax rate decreased to 24.7% (29.8% in 2010), mainly as a result of the lower weight of our U.S. operations due to the recorded impairment charges.

Net profit from continuing operations decreased by 17.5% and amounted to EUR 475 million, mainly due to impairment charges, or EUR 4.72 basic per share (EUR 5.74 in 2010).

Group share in net profit amounted to EUR 475 million, a decrease of 17.4% at actual exchange rates (-14.9% at identical exchange rates) compared to 2010, mainly due to the impairment charge. Per share, basic net profit was EUR 4.71 (EUR 5.73 in 2010) and diluted net profit was EUR 4.68 (EUR 5.68 in 2010).

Cash Flow Statement

In 2011, **net cash provided by operating activities** amounted to EUR 1 106 million; a decrease of EUR 211 million compared to 2010, a decrease by 16.0% at actual rates (12.4% at identical rates) mainly as a result of lower operating profit in 2011 and higher cash used in core working capital, mainly due to reducing overdue supplier balances at Maxi.

Net cash used in investing activities increased by EUR 600 million, mainly due to higher business acquisitions and higher purchase of tangible and intangible assets partly offset by cash provided by sale or maturity of debt securities. Business acquisitions amounted to EUR 591 million and predominantly related to the acquisition of Delta Maxi.

Capital expenditures amounted to EUR 762 million, an increase of EUR 102 million compared to 2010 as a result of a more new stores opened, including in Southeastern Europe following the acquisition of Maxi and the start of the construction of a new auto-

mated distribution center in Belgium.

54.6% of total capital expenditures were invested in the U.S. activities of the Group, 18.7% in the Belgian operations, 24.2% in the Southeastern Europe and Asia segment and 2.5% in Corporate activities.

Investments in new store openings amounted to EUR 231 million (30.3% of total capital expenditures), an increase of 18% compared to EUR 196 million in 2010. Delhaize Group invested EUR 185 million (24.3% of capital expenditures) in store remodeling and expansions (EUR 167 million in 2010). In 2011, Delhaize Group remodeled or expanded 66 supermarkets in the U.S. and remodeled 23 supermarkets in Belgium.

Capital spending in information technologies, logistics and distribution, and miscellaneous categories amounted to EUR 346 million (45.4% of total capital expenditures), compared to EUR 297 million in 2010.

Net **cash used in financing activities** amounted to EUR 146 million, a decrease of EUR 197 million compared to the prior year mainly due to additional long-term loans resulting from the issuance of a EUR 400 million retail bond in October 2011 mainly used to repay Delta Maxi's long-term and short-term debt.

Balance Sheet

At the end of 2011, Delhaize Group's total assets amounted to EUR 12.2 billion, 12.3% higher than at the end of 2010, mainly as the result of the integration of the Delta Maxi operations.

At the end of 2011, Delhaize Group's sales network consisted of 3 408 stores, an increase of 608 stores compared to 2010. Of these stores, 695 were owned by the Company. Delhaize Group also owned 12 warehousing facilities in the U.S., 7 in Belgium and 14 in the Southeastern Europe and Asia segment.



GROUP SHARE IN NET PROFIT (in millions of EUR)

2009	2010	2011
514	574	475



BASIC NET PROFIT (GROUP SHARE) (in EUR)

2009	2010	2011
5.16	5.73	4.71



CAPITAL EXPENDITURES (in millions of EUR)

2009	2010	2011
520	660	762



NET DEBT (in billiions of EUR)

2009	2010	2011
2.1	1.8	2.6

At the end of 2011, **total equity** had increased by 7.1% to EUR 5.4 billion as a result of the net profit and the non-controlling interests related to the acquisition of Maxi, partly off-set by the Group's payment of dividends. The number of Delhaize Group shares, includ-ing treasury shares, increased in 2011 by 336 909 newly issued shares to 102 million. Delhaize Group owned 1 183 948 treasury shares at the end of 2011.

At the end of 2011, Delhaize Group's **net debt** increased by EUR 860 million (at actual rates) to EUR 2 647 million mainly as a result of negative free cash flow, the inclusion of Delta Maxi exist-ing debt and the dividend payment.

At the end of 2011, Delhaize Group had total annual minimum operating lease commit-ments for 2012 of EUR 317 million, includ-ing EUR 12 million related to closed stores. These leases generally have terms that range between 1 and 40 years with renewal options ranging from 3 to 36 years.

NON-GAAP MEASURES

In its financial com-munication, Delhaize Group uses certain measures that have no definition under IFRS or other generally accepted accounting standards (non-GAAP measures). Delhaize Group does not represent these measures as alterna-tive measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators for our busi-ness and are widely used by investors, analysts and other par-ties. A reconciliation of these measures to IFRS measures can be found in the chapter "Supple-mentary Information" of the Financial State-ments (www.annual-reports.delhaizegroup.com). A definition of non-GAAP measures and ratio composed of non-GAAP measures can be found in the glossary. The non-GAAP measures provided in this report have not been audited by the statutory auditor.

Events after Balance Sheet Date

On January 12, 2012, Delhaize Group announced, following a thorough portfolio review of its stores, the decision to close one distribution center and 146 stores across its network: 126 stores in the U.S. (113 Food Lion, 7 Bloom and 6 Bottom Dollar Food) and 20 underperforming Maxi stores (in Serbia, Bul-garia and Bosnia and Herzegovina), and to abandon several of its investment properties.

As a result, the Group recorded an impairment charge of USD 177 million (EUR 127 million) in the fourth quarter of 2011 (see also above). This charge solely relates to the U.S. operations as the underperformance of the stores in South-eastern Europe was already reflected in the fair values of the related assets recorded in the opening balance sheet.

Beginning the first quarter of 2012, the Group expects earnings to be impacted by approxi-mately EUR 200 million (approximately USD 235 million for the U.S. and EUR 30 million for Southeastern Europe) to reflect store closing liabilities including a reserve for ongoing lease and severance obligations, accelerated depre-ciation related to store conversions, conversion costs, inventory write-downs and sales price mark downs. This will have an after tax impact of approximately EUR 125 million on the 2012 earnings. ●

DEBT MATURITY PROFILE⁽¹⁾ (in millions of EUR)



(1) Excluding finance leases; principal payments (related premiums and discounts not taken into account) after effect of cross-currency interest rate swaps.

Delhaize America operates multiple banners and formats primarily along the Eastern seaboard of the United States. At the end of 2011, Delhaize America operated a total of 1 650 stores in 17 states. With EUR 13.8 billion (USD 19.2 billion) in revenues in 2011, Delhaize America accounted for 65% of Group revenues.

United States



1 650
stores operated
in 17 states
by Delhaize America

+23

stores in USA in 2011

Relaunch of

200

**Food Lion stores
in the Raleigh (N.C.)
and Chattanooga (Tenn.)
markets**

As of December 31, 2011	FOOD LION	bloom	bottom dollar FOOD	HARVEYS	Hannaford	Sweetbay
Stores	1 188	49	57	72	179	105
Area	Southeast and Mid-Atlantic	Maryland, Virginia, North Carolina, South Carolina	Maryland, Virginia, North Carolina, Pennsylvania, New Jersey	Georgia, Northern Florida, South Carolina	Northeast	Westcoast of Florida
Surface range (sq.ft.)	25 000 - 45 000	30 000 - 45 000	18 000 - 20 000	25 000 - 45 000	25 000 - 55 000	25 000 - 50 000
Number of products	15 000 - 20 000	21 000 - 25 000	6 000 - 8 000	15 000 - 20 000	25 000 - 46 000	28 000 - 42 000

(Total number of associates : 107 237)

Number of Stores by State (as of December 31, 2011)

Delaware	23	New Jersey	5
Florida	138	New York	47
Georgia	120	North Carolina	511
Kentucky	10	Pennsylvania	34
Maine	56	South Carolina	144
Maryland	80	Tennessee	57
Massachusetts	26	Vermont	17
New Hampshire	33	Virginia	330
		West Virginia	19
Total			**1 650**
Number of states			17



REVENUES (total: USD 19 230 million)

Other segments **35%**

US **65%**



OPERATING PROFIT (total: USD 742 million)

Other segments **38%**

US **62%**

Economic conditions were challenging in 2011, with food inflation particularly high in the second half of the year.

In 2011, revenues in the U.S. increased by 2.2% in local currency. Comparable store sales increased by 0.7%. Economic conditions were challenging in 2011 especially in the Southeastern U.S., with food inflation particularly high in the second half of the year. Delhaize Group ended 2011 with 1 650 supermarkets in the U.S., a net increase of 23 stores compared to the prior year.

In 2011, Delhaize Group re-launched 200 Food Lion stores located in the Raleigh and Chattanooga markets. This brand strategy work showed good results, especially in the Raleigh, North Carolina market. The trends in customer visits and number of items sold continue to outpace the rest of the Food Lion network, resulting in positive comparable store sales growth fueled by the additional price investments in these stores.

The Bottom Dollar Food stores in Philadelphia also recorded excellent revenue growth and high comparable store sales growth and strengthened our confidence in the concept. In early 2012, Bottom Dollar Food entered the Pittsburgh, Pennsylvania market and early indications are positive.

The U.S. **gross margin** decreased by 33 basis points to 27.3% as a result of price investments, especially at Food Lion and inventory losses, partly offset by procurement savings. In spite of soft sales and thanks to a continued focus on cost management, **selling, general and administrative expenses** as a percentage of revenues only increased by 27 basis points to 22.7%.

The **operating margin** of our U.S. business decreased to 3.9% mainly as a result of the impairment charges related to the portfolio optimization and resulting 126 store closings. **Operating profit** decreased by 25.6% to USD 742 million (EUR 534 million).

Total **capital expenditures** were USD 579 million, an increase of 6.6% compared to prior year.













Food Lion

Founded in 1957, Food Lion prides itself on offering customers a good assortment of quality products at low prices in clean, convenient stores. At the end of 2011, Food Lion operated 1 188 stores located in 11 states in the Southeastern United States. In January and February 2012, Food Lion closed 113 underperforming stores, most of which were located in markets with the lowest store density. This portfolio optimization will enable Food Lion to focus its efforts on the most promising Food Lion stores and markets.

Bloom

In January 2012, Delhaize America announced it would close 7 and convert 42 Bloom stores to Food Lion and retire the banner. This decision will simplify our business and the converted stores will benefit from the Food Lion brand strategy work.

Bottom Dollar Food

Bottom Dollar Food is our soft discount format in the U.S. At the end of 2011, we operated 57 Bottom Dollar Food stores. The encouraging results of Bottom Dollar Food in the Philadelphia market support our expansion plans in additional markets that present the same growth profile. This will include a couple of hundred new Bottom Dollar Food stores over the next five years. To simplify this growth strategy, at the start of 2012, we decided to close 6 stores and convert 22 Bottom Dollar Food stores to Food Lion in North Carolina, Virginia and Maryland.

Harveys

Harveys is a supermarket format focused on large assortment and fresh products, serving rural markets in Georgia, South Carolina and North Florida and possesses strong brand recognition and customer loyalty. At the end of 2011, Harveys operated 72 stores.

Hannaford

Hannaford is a chain of 179 large stores (most with pharmacies) offering a large range of high quality and fresh products. The Hannaford to Go, the click and collect concept from Delhaize Belgium, was introduced in two stores and the results are exceeding expectations.

Sweetbay

Located in Southwest Florida, Sweetbay has a reputation for quality, price and fresh food. The banner is also well-known for its strong Hispanic food offering. ●


VERS
VERPAKT

Belgium

Delhaize Belgium operates a multi-format network of company-operated and affiliated stores including supermarkets, convenience stores, specialty stores and low-cost supermarkets. At the end of 2011, the Group operated 821 stores in Belgium and Luxemburg, a net increase of 16 stores compared to the prior year. In 2011, a total of 23 stores were completely remodeled.

EUR 4.8 billion
revenues generated

In 2011 Delhaize Belgium generated **revenues** of over EUR 4.8 billion, an increase of 0.9% compared to 2010. Consumers continued to trade down, as evidenced by the increase in the 365 value line private brand revenues and strong revenue growth at Red Market, the soft discount format that was further tested in the Belgian market.

Comparable store sales evolution was negative 0.6% as a result of macroeconomic factors as well as competitive dynamics in the Belgian market. Despite this challenging environment, Delhaize Belgium was able to maintain a strong market share of 25.8% (source: AC Nielsen).

Delhaize Belgium's **gross margin** increased by 28 basis points to 21.0% of revenues as a result of EUR 15 million VAT refunds, while further improve-




ment in supplier terms were used to fund price investments **Selling, general and administrative expenses** increased by 24 basis points to 16.8% of revenues mainly as a result of the negative impact of automatic salary indexation, partly offset by cost saving efforts. **Operating profit** increased by 2.7% while the **operating margin** of Delhaize Belgium increased to 5.0%.

Total **capital expenditures** at Delhaize Belgium amounted to EUR 142 million, an increase of 11% compared to the previous year.

Supermarkets - Delhaize

With 141 stores Delhaize "Le Lion" is the leading supermarket banner of Delhaize Group in Belgium. The strengths of Delhaize "Le Lion" are its assortment of high quality and affordable products, its broad private brand assortment with both innovative and low price items and its high service level. In 2011, Delhaize Belgium rolled out its New Generation Store concept, which further improved the shopping experience.

Affiliated supermarkets - AD Delhaize

The affiliated store model for supermarkets and convenience stores was in 2011 again a strong pillar in the network growth model. AD Delhaize is also a supermarket banner, but operated by independent owners. They are similar but somewhat smaller than the company operated supermarkets, and carry a slightly smaller assortment. Our affiliated stores continue to be the most important contributor to Delhaize Belgium's growth. In 2011 another 25 supermarket affiliates joined the network.

Company operated urban convenience stores - City

Delhaize City stores are operated as neighborhood stores. In an urban environment they offer a medium size assortment and target the immediate needs of customers.

Affiliated convenience stores - Proxy and Shop 'n Go

Similar to Delhaize City, Proxy is a convenience store format operating mini-markets with a focus on fresh products and private label products. Shop'n Go convenience stores are located at gas stations and are a response to customers' expectations on proximity, convenience, speed and longer operating hours.

Low-cost supermarkets - Red Market

Red Market supermarkets are new concept stores that combine high quality products, private brands as well as national brands, new technologies and ease of shopping with helpful associates and very low prices. The first two Red Markets were opened in 2009. At the end of 2011, we had 7 stores in the Red Market network.

Petfood stores - Tom & Co

Tom & Co is the leading pet food chain in Belgium. The 137 stores sell pet food, care products, care services and accessories for pets. At the end of 2011 the portfolio expanded geographically with the opening of a first new store in France. We used that opportunity to introduce a new store concept that will be rolled out in the rest of the network in Belgium and Luxembourg. ●

Affiliated stores continue to be the most important contributor to Delhaize Belgium's growth.

3 awards in 2011



AWARD WINNING
- **Supply Chain Award 2011 (VIB and PICS) for Fresh2 warehouse**
- **Award for the best financial team of the year (CFO Magazine)**
- **Retail Technology Award Europe 2011 in the category Best Customer Experience for Red Market (EHI Retail)**

25.8%
market share in Belgium

REVENUES (in millions of EUR)

4 616	4 800	4 845
2009	2010	2011

As of December 31, 2011	DELHAIZE	AD	City	Proxy	Shop & Go	red	Tom&Co
Stores	141	228	18	197	93	7	137
Average surface (sq.m.)	1 900	1 125	500	500	140	1 200	450
Number of products	17 000	12 000	6 500	6 500	2 000	5 700	3 600

(Total number of associates : 16 857)



MULTI CHANNEL INITIATIVES

Delhaize Belgium also operates e-commerce initiatives like Delhaize Direct and Delhaize Wineworld and a home delivery service, Caddy Home.

- **Delhaize Direct:** Customers do their shopping on a dedicated store website and collect their groceries at one of the 97 stores that have a pick-up service. The ambition is to further increase this number in 2012. In 2011, special applications were developed to make the Delhaize Direct website available for mobile devices.

- **Delhaize Wineworld:** With more than 1 300 different wines, Delhaize Belgium offers its customers one of the broadest selections. Through a new and easy to navigate website, customers can explore a unique wine cellar, offering both everyday and exclusive wines from all over the world. After the ordering process is complete, the wines are delivered at home.

- **Caddy Home:** For people who have no time or people who just cannot make it to one of the Delhaize stores, groceries can be ordered by telephone, fax or via internet and will be delivered at a time of the customers convenience at home.



In 2011, Delhaize Group combined the newly acquired Maxi-operations in 5 Balkan countries with the existing activities of Alfa Beta in Greece and Mega Image in Romania, including Super Indo in Indonesia, into the Southeastern Europe & Asia (SEE & Asia) segment. With EUR 2 459 million, this segment contributed in 2011 12% of the total Group revenues.

Southeastern Europe & Asia



Revenues of the Southeastern Europe and Asia segment increased in 2011 at actual exchange rates by 32.0%. This was mainly a result of the Delta Maxi acquisition and to a lesser extent of revenue growth in Greece despite a difficult economic environment, in Romania and in Indonesia.

The strong local brand image of Alfa Beta in Greece, in combination with the price investments made in 2011, paid off. Both by attracting more traffic in the existing stores and by expanding the network through acquisitions and new openings. Alfa Beta succeeded to win a bigger share in a declining market. Also Indonesia and Romania benefited from a strong store expansion program, solidifying their position in a promising market.

The performance of Maxi in the newly acquired operations in Serbia, Bulgaria, Bosnia & Herzegovina, Montenegro and Albania evolved positively since the integration in August 2011 and as a result of the implementation of the New Game Plan with respect to pricing and assortment changes.

In 2011, **gross margin** decreased by 22 basis points due to the lower gross margin of Maxi. Excluding Maxi, gross margin for the segment increased by 65 basis points as a result of better supplier terms. **Selling, general and administrative expenses** as a percentage of revenues increased by 25 basis points to 20.5%. **Oper-**

 Find more info on
www.delhaizegroup.com





+32%

revenue growth of the Southeastern Europe & Asia segment at actual exchange rates.

ating margin was 3.3% (3.7% in 2010) while **operating profit** increased by 17.3% at identical exchange rates to EUR 80 million.

Total **capital expenditures** In the SEE & Asia segment amounted to EUR 185 million.

Albania

With 18 stores, a mix of convenience stores and supermarkets, Delhaize Group maintaines its number one position in the Albanian food retail market.

Bosnia and Herzegovina

Delhaize Group operates a network of 44 stores, making it one of the largest food retailers in Bosnia and Herzegovina. The network consists of Mini Maxi convenience stores, Maxi supermarkets, Tempo hypermarkets and Tempo Express discount stores.

Bulgaria

The Piccadilly brand in Bulgaria is known for its large assortment, strong focus on fresh products and the extended opening hours. Most of the Piccadilly stores are located in urban areas, concentrated in Sofia, Varna and Plovdiv.

Greece

With its multi-format store network, a combination of company operated and affiliated stores, Alfa Beta is the second largest food retailer in Greece, known for its large assortment, including fresh and organic products and local specialties. In 2011, in a challenging environment, 28 new stores were added and the Red Market stores absorbed into the Alfa Beta network. The market share of Alfa Beta further increased to 19.3% (Source: AC Nielsen).

Montenegro

Delhaize Group offers 3 different store formats to our customers in Montenegro. The Maxi supermarket and the Tempo hypermarket have a strong focus on fresh products and have a large assortment. The Mini Maxi convenience stores offer a smaller assortment but also includes fresh products.

Romania

Mega Image operates neighborhood supermarkets concentrated in Bucharest with a focus on variety, fresh offering, proximity and competitive prices. In 2010, the Shop & Go format was introduced to respond to the proximity need of Romanian customers. In 2011, Delhaize Group accelerated its store openings and simplified its growth path by converting the 10 Red Market-stores into Mega Image stores.

Serbia

With a total of 366 stores, Delhaize Group is the leading food retailer in Serbia. The Maxi and Tempo stores thrive on unique brand awareness, built on a broad assortment offering with fresh and bakery products and on great store locations.

Indonesia

Most Super Indo stores (51% owned by Delhaize Group) are located in very densely populated cities on the island of Java, amongst which Jakarta, Bandung and Yogyakarta. Super Indo supermarkets offer a wide variety of fresh products with a focus on fresh meat and fish at low prices, an important differentiation element in the Indonesian market. In 2011, Super Indo opened 16 new stores, the strongest growth number since the creation of the company. The market share of Super Indo further increased in 2011 to reach 11% in the super- and hypermarket category (Source: AC Nielsen). ●





+46%
new stores in Romania

As of December 31, 2011 v	Albania (Number of associates : 481)	Bosnia and Herzegovina (Number of associates : 1 245)				Bulgaria (Number of associates : 2 442)		
	EUROMAX	mini MAXI	MAXI	TEMPO	TEMPO express	Piccadilly	Piccadilly Express	TEMPO
Stores	18	17	19	6	2	28	13	1
Surface range (sq.ft.)	170 - 6 000	400	400 - 2 500	4 000 - 10 000	300	2 200	250	4 000 - 10 000
Number of products	16 000	12 000	19 000	25 000	3 500	15 000 - 18 000	3 000 - 6 000	25 000 - 27 000

















As of December 31, 2011	Montenegro (Number of associates : 713)			Serbia (Number of associates : 10 890)			
	mini MAXI	MAXI	TEMPO	mini MAXI	MAXI	TEMPO	TEMPO express
Stores	6	15	1	231	113	10	12
Average surface (sq.m.)	up to 400	400 - 2 500	3 000	up to 400	400 - 2 500	4 000 - 10 000	500 - 2 000
Number of products	4 000	12 000 - 18 000	24 000	6 600	14 500	31 500	5 000















As of December 31, 2011	Greece (Number of associates : 10 438)					Romania (Number of associates : 4 277)		Indonesia (Number of associates : 5 165)
	Βασιλόπουλος	city AB	AB Food Market	AB Shop & Go	ENA	Mega Image	Shop & Go	Super Indo
Stores	170	25	25	19	12	96	9	89
Average surface (sq.m.)	1 250	440	500	220	2 370	600	260	1 000
Number of products	13 300	4 150	6 750	4 250	8 200	5 900	2 000	8 700

















Corporate Governance
Statement

BOARD OF DIRECTORS



Count Jacobs de Hagen (1940)
Chairman since 2005
Former President of the Executive Committee of UCB
Former Chairman of the Board of UCB
Former Management Committee Member and Honorary Chairman of Federation of Belgian Companies
Former President of BUSINESSEUROPE
Dr. at Laws, Master of Econ. Sciences, Master of Economics
Elected 2003



Hugh G. Farrington (1945)
Former President and CEO of Hannaford
Former Vice Chairman of Delhaize America
Former Executive Vice President of Delhaize Group
BA in History, MA in Education
Elected 2005



William G. McEwan (1956)
President and CEO of Sobeys Board Member of Empire Company
Former President and CEO of the U.S. Atlantic Region of The Great Atlantic and Pacific Tea Company
Board Member of The Consumer Goods Forum
Elected 2011



Jacques de Vaucleroy (1961)
Member of Management Committee and CEO of the Northern, Central and Eastern Europe Region (NORCEE) of Axa
Former Member Executive Board ING Group and CEO of ING Insurance Europe
Degree in Law,
Master of Business Law
Elected 2005



Pierre-Olivier Beckers (1960)
President and CEO since 1999
President of the Belgian Olympic and Interfederal Committee
Former Co-Chairman of The Consumer Goods Forum
Board member and former Vice-Chairman of Food Marketing Institute
Board member and former Chairman of CIES
Master in Business Administration
Elected 1995



Jean-Pierre Hansen (1948)
Executive Committee member of GDF Suez
Chairman of the Energy Policy Committee of GDF Suez
Member of the Management Committee of FOREM
Former CEO and Chairman of Electrabel
Former COO and Vice Chairman of the Executive Committee of Suez Group
Chairman of the Board of SNCB Logistics
Board member of Electrabel, Electrabel Customers Solutions, CMB, KBC and others
Former Vice Chairman of Federation of Enterprises in Belgium
Civil Engineer, Philosophy Degree in Engineering,
Master in Economics
Elected 2011



Mats Jansson (1951)
Board Member of Danske Bank
Former President of ICA Detaljhandel and Deputy CEO and Chairman of the Group
Former CEO of Catena/Bilia, Karl Fazor Oy, Axfood
Former President and CEO of Axel Johnson AB
Former President and CEO of SAS
Former Board member of Axfood, Mekonomen, Swedish Match and Hufvudstaden
Degree in Economics and Sociology
Elected 2011



Claire H. Babrowski (1957)
Board member of Pier 1 Imports and Quiznos
Former EVP and COO of Toys'R'Us
Former COO and CEO of RadioShack
Former Senior EVP and Chief Restaurant Operations Officer of McDonald's Corp.
MBA
Elected 2006



Robert J. Murray (1941)
Former Chairman, President and CEO of New England Business Service
Former EVP North Atlantic Group Gillette
Former Board member of Hannaford
Board member of LoJack Corp., The Hannover Insurance Group, IDEXX Corp., Tupperware Brands Corp.
Bachelor of Science in Business Administration, MBA
Elected 2001



Didier Smits (1962)
Managing Director of Papeteries Aubry
Former Manager of Advanced Technics
Company
Master in Economics and Financial
Sciences
Elected 1996



Jack L. Stahl (1953)
Former President and CEO of Revlon
Former President and COO of
The Coca-Cola Company
Former Group President and CFO of
Coca-Cola North America
Former Board member at
Schering-Plough
Board member of Dr. Pepper Snapple
Group, Sacks and Coty and CVC
Capital Partners Advisory Inc.
Board member of nonprofit
organizations
MBA
Appointed by the Board in 2008,
Elected 2009



Baron Vansteenkiste (1947)
President of Sioen
Vice Chairman and former CEO of Recticel
Former Chairman of the Board of Spector
Photo Group and Telindus Group
Board member at Spector Photo Group,
Former Chairman of Federation of Belgian
Companies
Board member of Guberna
Member of the Corporate Governance
Commission
Civil Engineer
Elected 2005

EXECUTIVE COMMITTEE



**Pierre-Olivier Beckers
(1960)**
President and CEO Delhaize Group
Belgium's Bel 20 CEO of the Year
2009
Manager of the Year 2000 (Trends/
Tendances)
Master in Business Administration
Joined Delhaize Group in 1983



Ronald C. Hodge (1948)
EVP Delhaize Group and CEO of
Delhaize America
BS in Business Administration
Joined Hannaford in 1980



**Stéfan Descheemaeker
(1960)**
EVP and CFO Delhaize Group (until
December 31, 2011)
CEO Delhaize Europe (since
January 1, 2012)
Master in Commercial Engineering
Joined Delhaize Group in 2009



Michel Eeckhout (1949)
EVP Delhaize Group and CEO
Delhaize Belgium (until December
31 2011)
Master in Economics, Executive
Master in General Management
Joined Delhaize Group in 1978



Nicolas Hollanders (1962)
EVP of Human Resources, IT and
Sustainability Delhaize Group
Master in Law and Notary Law,
Post Graduate in Economics
Joined Delhaize Group in 2007



Kostas Macheras (1953)
EVP Delhaize Group and CEO of
Southeastern Europe
Hellenic Management Association
Manager of the Year 2008
BA, MBA
Joined Alfa Beta in 1997
Retail Manager of the Decade 2011
(2011 Retail Awards in Greece)



Michael R. Waller (1953)
EVP, General Counsel and General
Secretary Delhaize Group
President Director of Super Indo
BA in Psychology, Juris Doctorate
Joined Delhaize America in 2000

**The following former Directors and Executives have been
granted an honorary title in gratitude for their contribution to
Delhaize Group:**

- Honorary Chairman and Chief Executive Officer: Chevalier
  Beckers, Baron de Vaucleroy
- Honorary Chairman and Director: Mr. Frans Vreys
- Honorary Director: Mr. Jacques Boël, Mr. Roger Boin, Baron de
  Cooman d'Herlinckhove, Mr. William G. Ferguson
- Honorary General Secretary and Member of the Executive
  Committee: Mr. Jean-Claude Coppieters 't Wallant
- Honorary Members of the Executive Committee: Mr. Pierre
  Malevez, Mr. Arthur Goethals, Mr. Renaud Cogels
- Honorary Secretary of the Executive Committee: Mr. Pierre
  Dumont

**Honorary Director Ms. Victor Wolff-Vieujant passed away at the
end of 2011. The Board of Directors of Delhaize Group and its
management wishes to show its respect an pay tribute for her
part in helping to build the company.**

The Delhaize Group Board of Directors and its management ensure that the Company serves the interests of its shareholders and other key stakeholders with the highest standards of responsibility, integrity and compliance with all applicable laws and regulations. Delhaize Group strives to continually earn investor confidence by being a leader in good corporate governance, complying with the law wherever it operates and providing clear, consistent and transparent communication about its strategy and performance. Upholding this commitment is in line with our high ethical standards and is important for our continued success.

Corporate Governance Charter of Delhaize Group

Delhaize Group follows the corporate governance principles described in the 2009 Belgian Code on Corporate Governance and adopted this 2009 Code as its reference Code. The Belgian Code on Corporate Governance is available at: www.corporategovernancecommittee.be.

In accordance with the recommendations and guidelines described in the Belgian Code on Corporate Governance, the corporate governance framework in which Delhaize Group operates is specified in Delhaize Group's Corporate Governance Charter.

The Corporate Governance Charter is reviewed and updated from time to time. The latest update of the Charter is available on the Company's website (www.delhaizegroup.com). The Corporate Governance Charter of Delhaize Group includes the rules and policies of the Company, which together with applicable law, the securities exchange rules and the Company's Articles of Association, govern the manner in which the Company operates.

While the Company refers to its Corporate Governance Charter for its corporate governance framework, this Corporate Governance Statement in the annual report focuses, as recommended by the Belgian Code on Corporate Governance, on factual information relating to the Company's corporate governance, including changes in the Company's corporate governance structure together with relevant events that took place during 2011.

The Board of Directors

Mission of the Board of Directors

The Board of Directors of Delhaize Group is responsible for the strategy and the management of the Company in its best corporate interests. This responsibility includes the maximization of shareholder value, including the optimization of long-term financial returns, while also taking into account the Company's associates, suppliers and the communities where it operates. To achieve this, the Board of Directors, as the Company's ultimate decision-making body, is entrusted with all powers that are not reserved by law to the General Meeting of shareholders.

The Terms of Reference of the Board are attached as Exhibit A to the Company's Corporate Governance Charter.

Composition of the Board of Directors

On December 31, 2011, the Board of Directors of Delhaize Group consisted of 12 members, including 11 non-executive directors and one executive director. As indicated in the Terms of Reference of the Board of Directors, the Board periodically reviews the Board membership criteria in the context of the current make-up of the Board and its committees against current and future conditions and circumstances. This assessment is made on the basis of knowledge, experience, integrity, diversity, complementary skills such as understanding of retail, finance and marketing, and willingness to devote adequate time to Board duties. At all times, at least one member of the Board and the Audit Committee must be an "audit committee financial expert" as defined by U.S. federal securities laws. In addition, the Belgian Companies Code requires that at least one member of the Audit Committee must be competent in accounting and audit.

Gender diversity within the Board of Directors

A new Belgian law requires that at least one third of the members of the Board of Directors has another gender than the other members of the Board of Directors as of the financial year starting on 1 January 2017. The Board of Directors was already focused on the recruitment of female directors in 2011 in order to meet the one-third requirement by 2017 and will propose the appointment of Ms. Shari L. Ballard as director for a term of three years to the shareholders at the Ordinary General Meeting to be held on May 24, 2012. Ms. Shari L. Ballard's biographical information is provided below.

Evaluation of the Board of Directors

Periodically, and at least every two years, the Board evaluates its overall performance. In the Board's view, this is best accomplished by the entire Board under the leadership of the Chairman, with the assistance of the Remuneration and Nomination Committee and of an external specialist when deemed appropriate. Generally, the assessments are done at the same time as the review of Board membership criteria. The purpose of this assessment is to enhance the effectiveness of the Board as a whole and should specifically review areas in which the Board and/or the management believe the Board may be more effective. The review of the Board as a whole necessarily includes consideration of each director's overall contribution to the work of the Board. The results of each Board evaluation are discussed with the full Board. Additionally, each Committee of the Board conducts an evaluation periodically, and at least every two years, of such Committee's performance and reports the results of the evaluation to the Board.

The performance of individual directors is reviewed by the Remuneration and Nomination Committee when a director is being considered for re-nomination. The Remuneration and Nomination Committee chooses the method and criteria for these reviews. If, at any time, the Board determines that an individual director is not meeting the established performance standards and qualification guidelines, or his or her actions reflect poorly upon the Board and the Company, the Board may request the resignation of the non-performing director.

Delhaize Group Board of Directors and Comittee Membership in 2011

Name (year of birth)	Position	Director Since	Term Expires	Membership Audit Committee	Membership Remuneration and Nomination Committee
Count Jacobs de Hagen (1940)	Chairman[1]	May 2003	2012		Chair
Pierre-Olivier Beckers (1960)	President, Chief Executive Officer, and Director	May 1995	2012		
Claire H. Babrowski (1957)	Director[1]	May 2006	2012	X	
François Cornélis (1949)	Director[1]	May 2008	May 26, 2011[3]		
Count de Pret Roose de Calesberg (1944)	Director[1]	May 2002	May 26, 2011[3]	X[3]	
Jacques de Vaucleroy (1961)	Director[1]	May 2005	2015		X[2]
Hugh G. Farrington (1945)	Director	May 2005	2014		x
Count Goblet d'Alviella (1948)	Director	May 2001	July 1st, 2011[4]		X[3]
Jean-Pierre Hansen (1948)	Director[1]	May 2011	2014		
Mats Jansson (1951)	Director[1]	May 2011	2014		X
William G. McEwan (1956)	Director[1]	May 2011	2014		
Robert J. Murray (1941)	Director	May 2001	2012		
Didier Smits (1962)	Director	May 1996	2012		
Jack L. Stahl (1953)	Director[1]	August 2008	2014	Chair	
Baron Vansteenkiste (1947)	Director[1]	May 2005	2015	X	

(1) Independent director under the Belgian Companies Code, the Belgian Code on Corporate Governance and the NYSE rules.
(2) As of May 26, 2011.
(3) Mr. Cornélis and Mr. de Pret did not stand for renewal when their respective mandates expired at the Ordinary General Meeting held on May 26, 2011.
(4) Count Goblet d'Alviella resigned as director as of July 1st, 2011.

Activity Report of the Board in 2011

In 2011, the Board of Directors met nine times. All directors were present at all of those meetings with the following exceptions: Mr. François Cornélis, who was excused at five meetings, Count de Pret Roose de Calesberg and Baron Vansteenkiste, who each were excused at one meeting, Mr. Jacques de Vaucleroy, who was excused at two meetings and Count Goblet d'Alviella, who was excused at four meetings.

In 2011, the Board's activities included, among others:

- Regular closed sessions with the Chief Executive Officer of Delhaize Group
- Two-day annual strategic session on key strategic issues and related follow-up discussions
- Approval of the annual budget and the three-year financial plan
- Regular business reviews
- Review of forecasts
- Review and approval of quarterly, half yearly and annual financial statements

- Adoption of the annual accounts including proposed allocation of profits and dividend proposal, the consolidated financial statements, Management's Report on the annual accounts and the consolidated financial statements, and the annual report
- Approval of revenues and earnings press releases
- Approval of the publication of the Corporate Responsibility Report 2010
- Review and decision on possible acquisitions and divestitures
- Regular review and update on treasury matters
- Reports of Committee Chairmen and decisions on Committee recommendations
- Call and adoption of the agenda of the Ordinary and Extraordinary General Meetings
- Nomination of directors, nomination of directors for renewal of their directors' mandate and assessment of their independence

- Approval of a Belgian retail bonds offering
- Review of the Terms of Reference of the Board of Directors and of its committees.

Nomination and Tenure of Directors

As a general rule, under Belgian law, directors are elected by majority vote at the ordinary general meeting for a term of up to six years. From 1999 to 2009, the Company set the length of director terms for persons elected during such period at a maximum of three years. Pursuant to a recent Belgian law, a director is not independent if such person is elected to more than three successive terms or more than twelve years. In March 2010, the Board of Directors decided to set the term of the mandate of directors starting with elections in 2010 to three years for the first term, then four years for subsequent terms, which would permit a non-executive director who is otherwise independent to serve a total of eleven years before such director would no longer be considered independent under Belgian law. The term of directors who are not considered independent by the Board of Directors at the time of their election has been set by the Board at three years. Unless otherwise decided by the Board, a person who is up for election to the Board and who would turn age 70 during the Company's standard director term length may instead be elected to a term that would expire at the ordinary general meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The Ordinary General Meeting held on May 26, 2011 decided to appoint Mr. Jean-Pierre Hansen, Mr. Mats Jansson and Mr. William G. McEwan as directors for a term of three years, and to renew the director's mandate of (i) Mr. Hugh G. Farrington for a term of three years, (ii) Mr. Jacques de Vaucleroy and Baron Luc Vansteenkiste each for a term of four years.

Count Georges Jacobs and Mr. Robert J. Murray have reached the retirement age set by the Board and have therefore determined not to stand for renewal when their current mandate will expire at the Ordinary General Meeting to be held on May 24, 2012. On March 7, 2012, the Board of Directors decided to appoint Mr. Mats Jansson as Chairman of the Board as of the end of the Ordinary General Meeting to be held on May 24, 2012.

Proposed Renewal of Director Mandates

Upon recommendation of the Remuneration and Nomination Committee, the Board will propose the renewal of the mandate of Ms. Claire H. Babrowski for a term of four years and Mr. Pierre-Olivier Beckers and Mr. Didier Smits each for a term of three years to the shareholders for approval at the Ordinary General Meeting to be held on May 24, 2012.

Proposed Appointment of New Directors

Upon recommendation of the Remuneration and Nomination Committee, the Board will propose the appointment of Ms. Shari L. Ballard as director for a term of three years to the shareholders at the Ordinary General Meeting to be held on May 24, 2012.

Ms. Ballard was named President, International and Enterprise Executive Vice President of Best Buy Co., Inc. in January 2012. Ms. Ballard began her career with Best Buy in 1993 as an assistant store manager, and took on positions of increasing responsibility before being named Executive Vice President of Human Resources and Legal in 2004. Ms. Ballard then served as Executive Vice President, Retail Channel Management of Best Buy, responsible for the Best Buy stores across the United States. In 2010, she assumed the role of Co-President of the Americas and Executive Vice President, leading Best Buy's operations throughout North America. Ms. Ballard graduated from the University of Michigan - Flint with a Bachelors Degree in Social Work.

Independence of Directors

In March 2012, the Board of Directors considered all criteria applicable to the assessment of independence of directors under the Belgian Companies Code, the Belgian Code on Corporate Governance and the New York Stock Exchange (NYSE) rules. Based on the information

provided by all directors regarding their relationships with Delhaize Group, the Board of Directors determined that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, Mr. Hugh G. Farrington, Mr. Robert J. Murray and Mr. Didier Smits, are independent under the criteria of the Belgian Companies Code, the Belgian Code on Corporate Governance and the NYSE rules.

Based on determinations made up to and including the Ordinary General Meeting of 2011, the shareholders have determined that all current directors are independent under the criteria of the Belgian Companies Code, with the exception of the directors mentioned above. Such determinations have been made upon a director's election or re-election to the Board by an Ordinary General Meeting.

Didier Smits (effective May 2009) and Mr. Robert J. Murray (effective May 2010) are no longer independent under the criteria of the Belgian Companies Code because they have served on the Board of Directors as a non-executive director for more than three consecutive terms. Hugh G. Farrington (effective May 2011) is no longer independent under the criteria of the Belgian Companies Code because he was compensated until 2003 as an executive of the Company's subsidiary Hannaford Brothers.

The Board of Directors considered all criteria applicable to the assessment of independence of directors under the Belgian Companies Code, the Belgian Code on Corporate Governance and the New York Stock Exchange (NYSE) rules and determined that, based on the information provided by Ms. Shari L. Ballard, she qualifies as independent under all these criteria. At the Ordinary General Meeting of May 24, 2012, the Board will propose that the shareholders acknowledge that Ms. Claire H. Babrowski and Ms. Shari L. Ballard are independent within the meaning of the Belgian Companies Code.

Committees of the Board of Directors

The Board of Directors has two standing committees: the Audit Committee and the Remuneration and Nomination

Committee. The table on page 39 provides an overview of the membership of the standing committees of the Board of Directors. The committees annually review their Terms of Reference and recommend any proposed changes to the Board of Directors for approval.

Audit Committee

The Audit Committee was set up by the Board to assist the Board in monitoring the integrity of the financial statements of the Company, the Company's compliance with legal and regulatory requirements, the Statutory Auditor's qualification and independence, the performance of the Company's internal audit function and Statutory Auditor, and the Company's internal controls and risk management. The Audit Committee's specific responsibilities are set forth in the Terms of Reference of the Audit Committee, which are attached as Exhibit B to the Company's Corporate Governance Charter.

The Audit Committee is composed solely of non-executive directors, and all of them are independent pursuant to the Belgian Company Code, the Belgian Code on Corporate Governance, the SEC rules and the NYSE rules. The members of the Audit Committee are appointed by the Board for renewable three-year terms. The composition of the Audit Committee can be found in the table on page 39. The Board of Directors has determined that Count de Pret Roose de Calesberg (until his resignation as Director and member of the Audit Committee on May 26, 2011), Ms. Claire H. Babrowski, Mr. Jack L. Stahl and Baron Vansteenkiste are "audit committee financial experts" as defined under applicable U.S. law. The Remuneration and Nomination Committee and the Board of Directors have adequately considered the competence and the skills of the members of the Audit Committee on an individual as well as on a collective basis and considered that such members meet all the required competencies and skills to exercise the functions pertaining to the Audit Committee. Most members of the Audit Committee are holders of a master's degree in Business Administration and most members of the Audit Committee have held or continue to hold a position as Chief Executive Officer, Chief Financial Officer or Chief Operating Officer in multinational groups. All members of the Audit Committee are considered to be experts in accounting and auditing for Belgian law purposes.

In 2011, the Audit Committee met five times. All members of the Audit Committee attended all of those meetings.

The activities of the Audit Committee in 2011 included, among others:

- Review of financial statements and related revenues and earnings press releases
- Review of the effect of regulatory and accounting initiatives and any off-balance sheet structures on the financial statements
- Review of changes, as applicable, in accounting principles and valuation rules
- Review of the Internal Audit Plan
- Review of major financial risk exposures and the steps taken by management to monitor, control and disclose such exposures.
- Review of Management's Representation Letter
- Review of the Audit Committee Charter Required Actions Checklist
- Review of reports concerning the policy on complaints (SOX 301 Reports Policy/I-Share line)
- Review of SOX 404 compliance plan for 2011
- Review of report provided by the General Counsel
- Review and evaluation of the lead partner of the independent auditor
- Holding separate closed sessions with the independent auditor and with the Company's Chief Audit Officer
- Review and approval of the Policy for Audit Committee Pre-Approval of Independent Auditor Services
- Review of required communications from the independent auditor
- Review and approval of the Statutory Auditor's global audit plan for 2011
- Supervision of the performance of external auditor and supervision of internal audit function
- Review of the Audit Committee Terms of Reference

Remuneration and Nomination Committee

The Remuneration & Nomination Committee's specific responsibilities are set forth in the Terms of Reference of the Remuneration and Nomination Committee (the "RNC"), which are attached as Exhibit C to the Company's Corporate Governance Charter.

The RNC is composed solely of non-executive directors, and a majority of the members of the RNC are independent pursuant to the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules. The composition of the RNC can be found in the table on page 39.

In 2011, the RNC met seven times. All RNC members attended all of those meetings with the exception of Richard Goblet d'Alviella, who was excused at four meetings.

The RNC reviewed and approved all components of Company executive pay and made recommendations to the Board of Directors.

The activities of the RNC in 2011 included among others:

- Evaluation of the CEO
- Review and approval of the Remuneration Report
- Review of and recommendation for senior management compensation individually and review of variable remuneration for other levels of management in the aggregate
- Review of the application of the share ownership guidelines (applicable as of 2008)
- Recommendation for Board approval of director nominations and directors' compensation
- Review of succession planning for Executive Management
- Recommendation of approval of 2010 annual incentive bonus funding (payout in 2011)
- Review of and recommendation on long-term incentive programs
- Recommendation on 2011 Board remuneration
- Recommendation on renewal of director mandates and reviews of independence qualifications

- Review of and recommendation on independence of Board members
- Review of new Short-Term Incentive Program for the senior Management
- Review of the RNC Terms of Reference

Executive Management

Chief Executive Officer and Executive Committee

Delhaize Group's Chief Executive Officer, Mr. Pierre-Olivier Beckers, is in charge of the day-to-day management of the Company with the assistance of the Executive Committee (together referred to as "Executive Management"). Under Belgian law, the Board of Directors has the power to delegate under certain conditions its management authority to a management committee ("comité de direction" / "directiecomité"). However, the Board of Directors of Delhaize Group has not done so. The Executive Committee, chaired by the Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of the Company. The Terms of Reference of Executive Management are attached as Exhibit D to the Company's Corporate Governance Charter.

The composition of the Executive Committee can be found on page 37 of this report.

The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer is the sole member of the Executive Committee who is also a member of the Board of Directors of Delhaize Group.

Shareholders

Each holder of Delhaize Group ordinary shares is entitled to attend any general meeting of shareholders and to vote on all matters on the agenda, provided that such holder complies with the formalities specified in the notice for the meeting.

The rights of a shareholder to attend the general meeting of shareholders and to vote are subject to the registration of these shares in the name of this shareholder at midnight (European Central Time) on the record date, which is the fourteenth day before the meeting, either by registration of registered shares in the register of registered shares of the company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution, or by delivery of bearer shares to a financial intermediary. Shareholders must notify the company (or the person designated by the company for this purpose) of their intent to participate in the general meeting of shareholders, no later than six days before the date of the meeting.

Similarly, a holder of Delhaize Group American Depositary Shares ("ADSs") who gives voting instructions to the depositary must arrange for having those ADSs registered on the record date set by the Company, which is the fourteenth day before the meeting.

Each share or ADS is entitled to one vote. The Company's Articles of Association do not contain any restriction on the exercise of voting rights by the shareholders, provided that the shareholders concerned are admitted to the General Meeting of shareholders and their rights are not suspended. The relevant provisions governing the admission of shareholders to the General Meeting of shareholders are set out in Article 545 of the Belgian Companies Code and Article 31 of the Articles of Association. According to Article 6 of the Articles of Association, the Company is entitled to suspend the exercise of the rights vested in a share in case there are joint owners of this share until one person has been appointed in writing by all the co-owners to exercise those rights. Article 10 of the Articles of Association provides that the voting rights pertaining to unpaid shares are automatically suspended as long as called payments, duly made and claimable, have not been made. Finally, voting rights attached to treasury shares held by the Company itself are suspended (please see page 78 of this Annual Report as to treasury shares).

The Articles of Association of the Company do not contain any restriction on the transfer of the shares or ADSs, other than the prohibition set out in Article 10 of the Articles of Association that provides that shares that have not been fully paid up may not be transferred unless the Board of Directors has previously approved the transferee.

Belgian law does not require a quorum for the ordinary general meetings of shareholders. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting.

Resolutions to amend any provision of the Articles of Association, including any decision to increase the capital or an amendment which would create an additional class of shares, require a quorum of 50% of the issued capital at an extraordinary general meeting (provided that if this quorum is not reached, the Board may convene a second extraordinary general meeting for which no quorum is required), as well as the affirmative vote of at least 75% of the shares present or represented and voting at the meeting, or 80% of such shares if the amendment would change Delhaize Group's corporate purpose or authorize the Board to repurchase Delhaize Group ordinary shares.

The Board of Directors has been authorized to increase the share capital in one or several times up to the amount of EUR 9.7 million on the dates and pursuant to the terms decided by the Board of Directors for a period of five years as from June 18, 2007. The Board of Directors has proposed to the Extraordinary General Meeting of shareholders convened on April 23, 2012 (and re-convened on May 24, 2012 if the April 23, 2012 meeting does not meet the required quorum), to give the Board of Directors a new authorization to increase the share capital in one or several times up to the amount of EUR 5 094 609 on the dates and pursuant to the terms decided by the Board of Directors for a period of five years as from the date of publication of this authorization in the Belgian Official Gazette.

The Board of Directors has been authorized to acquire up to 10% of the outstanding shares of the Company at a minimum unit price of EUR 1 and at a maximum unit price not higher than 20% above the highest closing stock market price of the Company's shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of five years as from the date of the Extraordinary General Meeting of May 26, 2011 and extends to the acquisition of shares of the Company by its direct subsidiaries; as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries.

Ordinary and Extraordinary General Meeting of May 26, 2011

The Ordinary General Meeting is held annually at the request of the Board of Directors. The Ordinary General Meeting of 2011 was held on May 26, 2011, together with an Extraordinary General Meeting.

During the Ordinary General Meeting, the Company's management presented the Management Report, the report of the Statutory Auditor and the consolidated annual accounts. The Ordinary General Meeting then approved the non-consolidated statutory annual accounts of fiscal year 2010 and discharged the Company's directors and the Statutory Auditor of liability for their mandate during 2010. The Ordinary General Meeting decided to appoint Mr. Jean-Pierre Hansen, Mr. Mats Jansson and Mr. William G. McEwan as directors for a term of three years, and to renew the director's mandate of Mr. Hugh G. Farrington for a term of three years, and Mr. Jacques de Vaucleroy and Baron Luc Vansteenkiste for a term of four years. The Ordinary General Meeting acknowledged Mr. Jean-Pierre Hansen, Mr. Mats Jansson, Mr. William G. McEwan, Mr. Jacques de Vaucleroy and Baron Luc Vansteenkiste as independent directors under the Belgian Company Code. Additionally, the Ordinary General Meeting approved (i) the renewal of the mandate of Deloitte as Statutory Auditor for a three-year term, (ii) a change of control provision set out in a syndicated EUR 600 million five-year revolving credit facility dated April 15, 2011, (iii) a provision allowing for early redemption upon a change of control of the Company to be provided to bondholders and/or noteholders in certain transactions the Company might enter into prior to the next Ordinary General Meeting, (iv) the continuation of the current vesting periods of the Restricted Stock Unit Awards under the Delhaize America Restricted Stock Unit Plan, (v) the continuation of the current vesting periods under the U.S. 2002 Incentive Plans, and (vi) an increase in maximum compensation for service on a standing committee of the Board, and the possibility for the Chairman of the Board to receive compensation for service on a standing committee of the Board.

During the Extraordinary General Meeting, the shareholders renewed the power of the Board of Directors for five years to purchase the Company's own shares and approved various amendments to the Company's Articles of Association pursuant to a new Belgian law on shareholders' rights.

The minutes of the Ordinary and Extraordinary General Meeting of May 26, 2011, including the voting results, are available on the Company's website together with all other relevant documents relating to such meeting.

Shareholder Structure and Ownership Reporting

Pursuant to the legal provisions in force and the Articles of Association of the Company, any person or legal entity (hereinafter a "person") which owns or acquires (directly or indirectly, by ownership of American Depositary Shares ("ADSs") or otherwise) shares or other securities of the Company granting voting rights (representing the share capital or not) must disclose to the Company and to the Belgian Financial Services and Markets Authority ("FSMA") the number of securities that such person owns, alone or jointly, when its voting rights amount to three percent or more of the total existing voting rights of the Company. Such person must make the same type of disclosure in case of transfer or acquisition of additional voting right securities when its voting rights reach five percent, 10 percent, and so on by blocks of five percent, or when the voting rights fall below one of these thresholds.

The same disclosure requirement applies if a person transfers the direct or indirect control of a corporation or other legal entity which owns itself at least three percent of the voting rights of the Company. Furthermore, if as a result of events changing the breakdown of voting rights, the percentage of the voting rights reaches, exceeds or falls below any of the above thresholds, a disclosure is required even when no acquisition or disposal of securities has occurred (e.g., as a result of a capital increase or a capital decrease). Finally, a disclosure is also required when persons acting in concert enter into, modify or terminate their agreement which results in their voting rights reaching, exceeding or falling below any of the above thresholds.

The disclosure statements must be addressed to the FSMA and to the Company at the latest the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall be allowed to vote at a general meeting of shareholders of the Company only with the number of securities it validly disclosed 20 days, at the latest, before such meeting.

Delhaize Group is not aware of the existence of any shareholders' agreement with respect to the voting rights pertaining to the securities of the Company.

With the exception of the shareholders identified in the table below, no shareholder or group of shareholders had declared as of December 31, 2011 holdings of at least 3% of the outstanding voting rights of Delhaize Group.

Rebelco SA (subsidiary of Sofina SA)	4.04 %
Citibank, N.A.[1]	10.62 %
BlackRock Group	4.00 %
Silchester International Investors LLP	5.03 %

(1) Citibank, N.A. has succeeded The Bank of New York Mellon as Depositary for the American Depositary Receipts program of Delhaize Group as of February 18, 2009. Citibank, N.A. exercises the voting rights attached to such shares in compliance with the Deposit Agreement that provides among others that Citibank, N.A. may vote such shares only in accordance with the voting instructions it receives from the holders of American Depositary Shares.

On December 31, 2011, the directors and the Company's Executive Management owned as a group 478 532 ordinary shares and ADRs of Delhaize Group SA combined, which represented approximately 0.47% of the total number of outstanding shares of the Company as of that date. On December 31, 2011, the Company's Executive Management owned as a group 856 859 stock options, warrants and restricted stock units representing an equal number of existing or new ordinary shares or ADRs of the Company.

External Audit

The external audit of Delhaize Group SA is conducted by Deloitte Reviseurs d'Entreprises/Bedrijfsrevisoren, Registered Auditors, represented by Mr. Michel Denayer, until the Ordinary General Meeting in 2014.

Certification of Accounts 2011

In 2012, the Statutory Auditor has certified that the statutory annual accounts and the consolidated annual accounts of the Company, prepared in accordance with legal and regulatory requirements applicable in Belgium, for the year ended December 31, 2011, give a true and fair view of its assets, financial situation and results of operations. The Audit Committee reviewed and discussed the results of the Statutory Auditor's audits of these accounts with the Statutory Auditor.

Statutory Auditor's Fees for Services Related to 2011

The following table sets forth the fees of the Statutory Auditor and its associated companies relating to the services with respect to fiscal year 2011 to Delhaize Group SA and its subsidiaries.

(in EUR)	2011
a. Statutory audit of Delhaize Group SA[1]	450 000
b. Legal audit of the consolidated financial statements[1]	234 398
Subtotal a,b: Fees as approved by the shareholders at the Ordinary General Meeting of May 26, 2011	**684 398**
c. Statutory audit of subsidiaries of Delhaize Group	1 874 902
Subtotal a,b,c: Statutory audit of the Group and subsidiaries	**2 559 300**
d. Audit of the 20-F (Annual Report filed with U.S. Securities and Exchange Commission)	42 000
e. Other legally required services	8 225
Subtotal d, e	**50 225**
f. Consultation and other non-routine audit services	339 813
g. Tax services	110 275
h. Other services	69 819
Subtotal f, g, h	**519 907**
Total	**3 129 432**

(1) Includes fees for limited audit reviews of quarterly and half-yearly financial information.

As a company that has securities registered with the U.S. Securities and Exchange Commission (SEC), the Company is required to provide a management report to the SEC regarding the effectiveness of its internal controls, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act (see "Risk Management and Internal Controls – Section 404 of the Sarbanes-Oxley Act of 2002" below). In addition, the Statutory Auditor must provide its assessment of the effectiveness of the Company's internal controls. The fees related to this work represent a part of the Statutory Auditor's fees for the "Statutory audit of Delhaize Group SA", the "Statutory audit subsidiaries of Delhaize Group" and the "Legal audit of the consolidated financial statements" in 2011. The Audit Committee has monitored the independence of the Statutory Auditor under the Audit Committee's pre-approval policy, setting forth strict procedures for the approval of non-audit services performed by the Statutory Auditor.

Risk Management and Internal Controls

Overview

The Company's management is responsible for establishing and maintaining adequate internal controls. Internal control is broadly defined as a process effected by the Board and management, designed to provide reasonable assurance regarding achievement of objectives related to (i) effectiveness and efficiency of operations, (ii) reliability of financial reporting, and (iii) compliance with applicable laws and regulations.

The Audit Committee ultimately oversees major business and financial risk management and discusses the process by which management of the Company assesses and manages the Company's exposure to those risks and the steps taken to monitor and control such exposures.

The Company has established and operates its internal control and risk management systems based on guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The internal control system is based upon COSOs *Internal Control – Integrated Framework*, and its risk management system is based on COSOs *Enterprise Risk Management Framework*.

Financial reporting

The Company's internal controls over financial reporting are a subset of internal control and include those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by the EU, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use

or disposition of the Company's assets that could have a material effect on the financial statements.

As a company that has securities registered with the SEC, the Company must provide (i) a management report on the effectiveness of the Company's internal control over financial reporting and (ii) the Statutory Auditor's assessment of the effectiveness of internal control over financial reporting, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act. The Statutory Auditor's related opinions regarding the Company's year ended December 31, 2011 will be included in the Company's Annual Report on Form 20-F for such year, which is required to be filed with the U.S. Securities and Exchange Commission by April 30, 2012. The Group's 2010 annual report filed on Form20-F includes management's conclusion that the Group's internal control over financial reporting was effective as of December 31, 2010. The Statutory Auditor concluded that the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010.

Control Environment

The Company operates in 11 countries across three continents, and as such operates in a decentralized way. The management of the group is organized around strong banner and regional management teams with assignment of responsibility to Executive Committee members as appropriate. The Company provides centralized support and coordination functions to all local operating companies and monitors selected activities group-wide.

The Company provides support and coordination functions to all members of the group and monitors selected activities group-wide. Our operating companies have acquired leading positions in food retailing through a distinct go-to-market strategy, benefiting from support functions at global and/or regional level, whichever makes the most sense in terms of efficiency.

Delhaize Group also has implemented policies and procedures that determine the governance of the Group to ensure that group strategies and overall business objectives are pursued under a controlled and well-defined decision-making authority.

The Company's *Guide for Ethical Business Conduct* provides a statement of our position on various ethical and compliance issues that could impact our business and summarizes a number of Company policies that must guide our actions.

We also expect our franchisees and independent store operators, vendors and outside consultants such as business, financial, technical or legal advisors to be guided by these standards. Ultimately, the guide serves to make good decisions and conduct business ethically.

A full copy is available on the Company website.

Risk Management

The Company defines risk management as a process of identifying, assessing, and managing the risks associated with the operations of the business for the purpose of minimizing the effects of such risks on the organization's ability to achieve its objectives and create value for its stakeholders.

Leaders throughout the Company and at all levels of the organization own and are responsible for managing risk. These leaders are expected to be aware of and understand risk when developing strategies, setting objectives and making decisions. Many departments within the company support risk management activities including: Legal, Compliance, Internal Audit, Quality Assurance and Food Safety, Insurance, Claims Management, Loss Prevention/Security, Health/Safety, Information Security, Accounting and Finance and Risk Management. These activities support our leaders in fulfillment of their risk management responsibilities.

The Audit Committee and Executive Committee have approved the Delhaize Group Risk Management Program, which is a Company wide process to provide high quality, actionable risk information to its leaders.

The Program's standardized framework enables the Company to create an aggregated view of risk, strengthen its risk capability, and provides a tool to secure our future success. It creates visibility into risk information for Company leaders as well as the Executive Committee, Audit Committee and Board of Directors.

The Program and its supporting framework have been designed to manage risk broadly throughout the Group. It can be used to manage risk at an enterprise, region, operating company, function, department, process, activity or project level.

The risk framework supports enterprise risk management. The traditional risk management process starts by identifying business activities or business processes as well as the risks associated with these activities or processes. Enterprise risk management starts with the Company's strategic priorities, goals and objectives and an evaluation of those risks that may prevent the Company from achieving its strategic priorities, goals and objectives.

Information and Communication

Pertinent information is identified, captured and communicated to associates in a form and timeframe that enables them to effectively carry out their responsibilities. The Company's Information systems produce reports, containing operational, financial and compliance-related information, that make it possible to run and control every aspect of the business. Communication within the Company occurs in a broader sense, flowing down, across and up the organization.

The Chief Executive Officer and his Executive Committee have set a clear tone at the top that consistent and effective performance of internal control activities are crucial to achieving executional excellence; a founding principle of the New Game Plan.

Uniform reporting of financial information is performed both upstream and downstream and ensures the consistency of data which allows the Company to detect potential anomalies in its internal control framework. A detailed financial calendar for this reporting is established every year in consultation with the board and is designed to allow for performance information to be prepared accurately, yet reported timely to stakeholders in order to make sound business decisions.

Control Activities

Control activities include policies and procedures to help monitor and manage risk. Control activities occur throughout the organization, at all levels and in all functions. They include a range of activities as diverse as approvals, authorizations, verifications, reconciliations, reviews of operating performance, security of assets and segregation of duties.

The Company has designed control activities for all relevant business processes across each operating company as well as its corporate support offices. Significant policies and procedures are published on the Company's public websites, intranet sites and other communication portals as well being periodically circulated throughout the Company.

Monitoring

Monitoring, as defined in the COSO Framework, is implemented to help ensure "that internal control continues to operate effectively." The Company had designed its monitoring procedures to ensure that:

- Internal control deficiencies are identified and corrected on a timely basis;
- Information used in decision making is reliable and accurate;
- Financial statements are prepared accurately and timely; and
- Periodic certifications or assertions on the effectiveness of internal control can be made.

The Company's monitoring procedures consist of a combination of management oversight activities and independent objective assessments of those activities by internal audit or other third-parties.

Management's monitoring of internal control is performed on a continuous basis. Operating company performance is measured and compared to budgets and long-term plans and key performance indicators which may identify anomalies indicative of a control failure. In addition, the Company has implemented a group-wide performance management system to monitor and measure performance consistently across the organization.

The Company has a professional and independent internal audit team led by the Chief Audit Officer who reports functionally to the Audit Committee. The Audit Committee reviews Internal Audit's risk assessment and audit plan, and regularly receives internal audit reports for review and discussion.

Internal control deficiencies identified by internal audit are communicated timely to management and periodic follow up is performed to ensure the corrective action has been taken.

The Company's Board of Directors has the ultimate responsibility for monitoring the performance of the company and its internal control. As such, the separate committees, described herein, have been formed to monitor various aspects of the Company's performance; and the Terms of Reference for each Committee are available on the Company website.

The Company determined that, as of December 31, 2011, effective internal controls were maintained.

Additional Governance Matters

Related Party Transactions Policy

In line with the recommendations of the Belgian Code on Corporate Governance, the Company adopted a Related Party Transactions Policy containing requirements applicable to the members of the Board and the Executive Management in addition to the requirements of the conflicts of interest policy in the Company's Guide for Ethical Business Conduct, which is available at www.delhaizegroup.com. The Company's Related Party Transactions Policy is attached as Exhibit F to the Company's Corporate Governance Charter. The members of senior management and the directors of the Company and of its subsidiaries completed a Related Party Transaction Questionnaire in 2011 for internal control purposes. Further Information on Related Party Transactions, as defined under International Financial Reporting Standards, can be found in Note 3.2 to the Financial Statements.

Insider Trading and Market Manipulation Policy

The Company has a Policy Governing Securities Trading and Prohibiting Market Manipulation ("Trading Policy") which reflects the Belgian and U.S. rules of market abuse (consisting of insider trading and market manipulation). The Company's Trading Policy contains, among other things, strict trading restrictions that apply to persons who regularly have access to material non-public information. More details concerning the Company's Trading Policy can be found in the Company's Corporate Governance Charter. The Company maintains a list of persons having regular access to material non-public information and periodically informed these persons in 2011 about the rules of the Trading Policy and about upcoming restriction periods for trading in Company securities.

Disclosure Policy

As recommended by the Belgian Code on Corporate Governance, the Company has adopted a Disclosure Policy that sets out the framework and the guiding principles that the Company applies when disclosing information. This policy is available at www.delhaizegroup.com.

Compliance with the Belgian Code on Corporate Governance

In line with the "comply-or-explain" principle of the Belgian Code on Corporate Governance, the Company concluded that the best interests of the Company and its shareholders are served by variance from the Code in a limited number of specific cases. In relation to 2011, the following variance applied:

Provision 4.5 of the Belgian Code on Corporate Governance states, among other things, that directors should not consider

taking more than five directorships in listed companies. In the opinion of the Board of Delhaize Group, the mere fact that a person is a director of more than five listed companies should not automatically disqualify this person as board member of Delhaize Group. Rather, this situation should be reviewed on a case-by-case basis to determine if it is likely to affect the performance of this person as director of Delhaize Group. For this reason, the Board of Delhaize Group reserves the right to grant a waiver to this rule upon request of a non-executive director. When making its decision, the Board will consider, among other factors, the amount of time the non-executive director will likely have to devote to the Company. The Board of Directors granted such a waiver to Baron Vansteenkiste and Count Goblet d'Alviella, who both served on the Boards of more than five listed companies. This waiver is no longer relevant since Baron Vansteenkiste has less than five directorships in listed companies and Count Goblet d'Alviella resigned from his function as director of the Company as of July 1st, 2011.

Undertakings Upon Change of Control over the Company as of December 31, 2011

Management associates of non-U.S. operating companies received stock options issued by the Board of Directors under the Stock Option Plans 2002 to 2007, granting to the beneficiaries the right to acquire ordinary shares of the Company. Management associates of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by the Board of Directors under the Delhaize Group 2002 Stock Incentive Plan, as amended, granting to the beneficiaries the right to subscribe to new American Depositary Receipts of the Company. The General Meeting of Shareholders approved a provision of these plans that provide that in the event of a change of control over the Company the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options and warrants outstanding under those plans as of December 31, 2011 can be found under Note 21.3 to the Financial Statements.

In 2003, the Company adopted a global long-term incentive program which incorporates a Performance Cash Plan. The grants under the Performance Cash Plan provide for cash payments to the beneficiaries at the end of a three-year period that are dependent on Company performance against Board-approved financial targets that are closely correlated to building long-term shareholder value. The General Meeting of Shareholders approved a provision of the Performance Cash Plan that provides that the beneficiaries are entitled to receive the full cash payment with respect to any outstanding grant in the event of a change of control over the Company and downgrading by Moody's and S&P.

The Ordinary General Meeting of Shareholders held on May 24, 2007, May 22, 2008, May 28, 2009, May 27, 2010 and May 26, 2011, respectively, approved the inclusion of a provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the respective ordinary shareholders meeting, in one or several offerings and tranches, denominated either in US Dollars or in Euros, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control over the Company, as would be provided in the terms and conditions relating to such bonds and/or notes.

On June 27, 2007 the Company issued EUR 500 million 5.625% senior notes due 2014 and USD 450 million 6.50% notes due 2017 in a private placement to qualified investors. Pursuant to an exchange offer registered under the U.S Securities Act, the 6.50% Dollar Notes were sub-sequently exchanged for 6.50% Dollar Notes that are freely transferable in the U.S. The General Meeting of Shareholders approved the inclusion of a provision in each of these series of notes granting its holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody's and S&P.

On February 2, 2009 the Company issued USD 300 million 5.875% senior notes due 2014 to qualified investors pursuant to a registration statement filed by the Company with the U.S. Securities and Exchange Commission. The notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company.

On October 6, 2010, the Company announced the issuance of new USD 827 million 5.70% Notes due 2040 (the "New Notes") pursuant to a private offer to exchange 9.00% Debentures due 2031 and 8.05% Notes due 2027 issued by its wholly-owned subsidiary Delhaize America, LLC held by eligible holders. The New Notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody's and S&P.

On October 5, 2011 the Company announced the successful completion on October 4, 2011 of its public offering of EUR 400 million 7 year 4.25% retail bonds in Belgium and in the Grand Duchy of Luxembourg. The bonds contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody's and S&P.

The Ordinary General Meeting of Shareholders held on May 26, 2011 approved a change in control clause set out in the EUR 600 million five-year revolving credit facility dated April 15, 2011 entered into among inter alios the Company, Delhaize America, LLC, Delhaize Griffin SA, Delhaize The Lion Coordination Center SA, as Borrowers and Guarantors, the subsidiary guarantors party thereto, the lenders party thereto, and Fortis Bank SA/NV, Banc of America Securities Limited, JP Morgan PLC and Deutsche Bank AG, London Branch, as Bookrunning Mandated Lead Arrangers. The "Change in Control" clause provides that, in case any person (or persons acting in concert) gains control over the Company or becomes the owner of more than 50 per cent of the issued share capital of the Company, this will lead to a mandatory prepayment and cancellation under the credit facility.

Remuneration Report

Delhaize Group wants to provide its shareholders and all other stakeholders with consistent and transparent information on executive compensation.

In this remuneration report we include information on the following topics:

- The remuneration policy applied during 2011;
- The role and involvement of various parties in executive compensation analysis and the related decision-making processes;
- Director remuneration;
- Executive Management compensation; and
- Share ownership guidelines.

Remuneration Policy applied during 2011

During the reported year, the Company applied the remuneration policy for directors and Executive Management as it can be found in Exhibit E of the Corporate Governance Charter posted on the Company's website at www.delhaizegroup.com.

Delhaize Group strongly believes in rewarding talent, experience and performance. Accordingly, Delhaize Group's remuneration policy is designed to provide incentives for delivering strong growth and high returns for shareholders so that we can attract and retain talented directors and executives.

The policy's goal is to reward individual and Company performance in a manner that aligns the interests of the Company's executives, directors and shareholders while also taking into account market practices and the differences between the Group's operating companies. Delhaize Group has consistently applied this policy in the past years.

The Remuneration Policy was amended in 2011 to reflect the decision of the shareholders' meeting of May 26, 2011 to increase the maximum compensation for service on a standing committee of the Board, and the possibility for the Chairman of the Board to receive compensation for service on a standing committee of the Board.

As of March 7, 2012 Management does not intend to substantially alter the Remuneration Policy in the coming two years with the exception of the implementation in 2012 of a new Short Term Incentive Program (Annual Bonus) that will become applicable to the Directors, Vice Presidents, Senior Vice Presidents, Executive Vice Presidents and CEO of the Company.(for more details see below)

Role and Involvement of Various Parties in Executive Compensation Analysis and Decisions

Role of the RNC

The composition and activities of the RNC are discussed on page 39.

Role of Executive Officers in Executive Compensation Decisions

The Company's Chief Executive Officer makes recommendations concerning compensation for all senior executives, and presents those recommendations to the RNC. The compensation recommendations take the results of the annual performance review for each executive into account. The Company's Executive Vice President for Human Resources assists the Chief Executive Officer in this process.

Role of Outside Compensation Consultant

During 2011, and as in years before, the Company hired an independent compensation consultant to assist the RNC in its understanding and review of market practices. This consultant worked with Company management to obtain background information and related support in formulating recommendations.

Director Remuneration

The Company's directors are remunerated for their services with a fixed annual amount, decided by the Board of Directors, and not to exceed the maximum amounts set by the Company's shareholders. The maximum amount approved by the shareholders at the Ordinary General Meeting of May 26, 2011 is (i) to the directors as compensation for their positions as directors, an amount of up to EUR 80 000 per year per director, and (ii) to the Chairman of the Board, an amount up to EUR 160 000 per year. The above-mentioned amounts are increased by an amount of up to EUR 10 000 per year for each member of any standing committee of the Board (other than the chair of the committee), and increased by an amount of up to EUR 15 000 per year for the Chairman of any standing committee of the Board. Directors do not receive any remuneration, benefits, equity-linked consideration or other incentives from the Company other than their remuneration for their service as Director of the Company. For some non-Belgian Board members, the Company pays a portion of the cost of preparing the Belgian and U.S. tax returns for such directors. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any member of the Board.

Individual director remuneration for the fiscal years 2011, 2010 and 2009 is presented in the table on page 49. All amounts presented are gross amounts before deduction of withholding tax.

Executive Management Compensation

The term "Executive Management" refers to the individuals who are members of the Delhaize Group Executive Committee.

Delhaize Group's Remuneration Policy is tailored to emphasize the delivery of strong annual earnings growth as well as sustained increases in shareholder value in the long term. Short-term performance is rewarded in cash while long-term performance is rewarded through a combination of cash and equity-based instruments. In the following paragraphs, we outline in detail the different components of Executive Management compensation and illustrate its evolution over time.

The executive compensation package includes the following components:

- Base salary;
- Annual bonus;
- Long-term incentives ("LTI"); and

(in EUR)	2009	2010	2011
Non-Executive Directors			
Count Jacobs de Hagen	EUR 160 000	EUR 160 000	EUR 175 000
Count Goblet d'Alviella[1]	EUR 85 000	EUR 85 000	EUR 45 000
Claire Babrowski	EUR 85 000	EUR 85 000	EUR 90 000
Count de Pret Roose de Calesberg[2]	EUR 85 000	EUR 85 000	EUR 36 099
François Cornélis[3]	EUR 80 000	EUR 80 000	EUR 32 088
Hugh Farrington	EUR 85 000	EUR 85 000	EUR 90 000
Robert J. Murray[4]	EUR 95 000	EUR 89 038	EUR 80 000
Didier Smits[5]	EUR 82 033	EUR 80 000	EUR 80 000
Jack Stahl[6]	EUR 82 967	EUR 87 981	EUR 95 000
Baron Luc Vansteenkiste[7]	EUR 80 000	EUR 82 981	EUR 90 000
Jacques de Vaucleroy	EUR 80 000	EUR 80 000	EUR 85 989
Jean-Pierre Hansen[8]	EUR 0	EUR 0	EUR 47 912
Mats Jansson[9]	EUR 0	EUR 0	EUR 53 901
Bill McEwan[10]	EUR 0	EUR 0	EUR 47 912
Total Non-Executive Directors	EUR 1 000 000	EUR 1 000 000	EUR 1 048 901
Executive Director			
Pierre-Olivier Beckers[11]	EUR 80 000	EUR 80 000	EUR 80 000
Total	EUR 1 080 000	EUR 1 080 000	EUR 1 128 901

(1) Prorated: Mr Goblet d'Alviella resigned from the Board of Directors effective June 30, 2011.
(2) Prorated: Mr de Pret Roose de Calesberg resigned from the Board of Directors effective May 26, 2011.
(3) Prorated: Mr Cornélis resigned from the Board of Directors effective May 26, 2011.
(4) Prorated: Mr Murray resigned from the Audit Committee effective May 27, 2010 and from the R&N Committee effective May 26, 2011.
(5) Prorated: Mr Smits resigned from the Audit Committee effective May 28, 2009.
(6) Prorated: Mr Stahl became member of the Audit Committee effective May 28, 2009 and chairman of the Audit Committee effective May 27, 2010.
(7) Prorated: Mr Vansteenkiste became member of the Audit Committee effective May 27, 2010.
(8) Prorated: Mr Hansen joined the Board of Directors effective May 26, 2011.
(9) Prorated: Mr Jansson joined the Board of Directors effective May 26, 2011.
(10) Prorated: Mr McEwan joined the Board of Directors effective May 26, 2011.
(11) The amounts solely relate to the remuneration of the executive director and exclude his compensation as CEO that is separately disclosed below.

Fixed vs Variable Compensation for the Other Members of Executive Management



fixed: **41.2%**

variable: **58.8%**

The tables used in the following sections of this report are based on the actual payments received during the year and not on the amounts granted for the year, i.e., 2011 payments include cash received based on annual bonus earned in 2010 and performance cash grants received over the performance period 2008-2010.

The following graphs illustrate the split of the variable remuneration paid per component for the CEO and other members of Executive Management.

Variable Compensation CEO by Component
(in millions of EUR)



● Annual bonus   ● LTI - Performance Cash Grants

Variable Compensation Other Members of Executive Management by Component
(in millions of EUR)



● Annual bonus   ● LTI - Performance Cash Grants

• Other benefits, retirement and post-employment benefits.

When determining a compensation package, the RNC considers all of these elements.

In general, these components can be categorized as either fixed or variable. The base salary and other benefits, retirement and post-employment benefits are considered fixed. The annual bonus and the different components of the long-term incentives are considered variable.

Delhaize Group believes that the current proportion of fixed versus variable pay offers its executives the right incentives to optimize both the short-term and long-term objectives of the Company and its shareholders.

The following graphs illustrate the proportion of fixed versus variable compensation for both the CEO and other members of Executive Management. These charts reflect base salary, annual bonus and performance cash components granted in 2011.

Base Salary

Base salary is a key component of the compensation package, both on its own and because annual target awards and long-term incentive awards are denominated as percentages of base salary.

Base salaries are established and adjusted as a result of an annual review



Fixed
- Base Salary
- Other Benefits

Variable

Short-Term
- Annual Bonus

Long-Term (LTI)
- Stock Options / Warrants
- Restricted Stock Unit Awards
- Performance Cash Grants

Fixed vs Variable Compensation for the CEO



fixed: **36.2%**

variable: **63.8%**

process. This review process considers market practices. The following table summarizes base salary paid to the CEO and the other members of Executive Management for the period 2009-2011.

Base Salary (in millions of EUR)



● CEO ● Other Members of Executive Management

Base Salary*	CEO	Other Members of Executive Management	
(in millions EUR)	Payout	Number of persons	Payout
2011	0.97	6	2.54
2010	0.95	7	2.73
2009	0.94	7	3.09

* Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the company.

For 2012, the CEO and the members of the Executive Management have recommended to the Board of Directors, who agreed, to maintain their base salary unchanged, thereby also excluding automatic indexation (Belgium) or, where applicable, cost of life adjustment.

Annual Bonus

The annual bonus rewards short-term performance of the Executive Management. The annual bonus is a cash award for achieving performance goals related to the individual and the Company. The annual bonus is a variable part of executive compensation.

Annual Bonus (in millions of EUR)



● CEO ● Other Members of Executive Management

Performance during 2010

The annual bonus paid in a year is a reflection of performance during the previous year against Board approved targets. The target bonus for the current year is expressed as a percentage of the annual base salary of the individual for that year. The annual bonus paid in 2011 was based on the performance against Board approved targets for Profit from Operations ("PFO") for 2010.

Delhaize Group uses a scale to correlate actual performance with target performance to determine the bonus payment. For the 2010 payment, 80% of the target performance level needed to be reached in order to receive a bonus payment equal to 50% of the target bonus payment. The bonus payment levels increase as performance exceeds 80% of the target performance level. If performance reaches or exceeds 110% of the target performance level, the bonus payment will equal 125% of the target bonus payment, which represents the maximum payment level. If the actual performance does not reach 80% of the target performance level, the payment of a bonus is entirely at the discretion of the Board of Directors upon recommendation of the RNC. The following graph illustrates how this scale works.

Bonus Payout (in %)



The annual bonus for the CEO depends on the results at the consolidated Group level. For the other members of Executive Management the annual bonus payment is correlated to their respective responsibilities. These can be at the consolidated Group level or at a level that is a mix of operating companies, regions and the consolidated Group level.

The table below shows an overview of the Annual Bonus amounts paid during 2011, 2010 and 2009 (based on the performance of the year before).

Annual Bonus*	CEO	Other Members of Executive Management	
(in millions EUR)	Payout	Number of persons	Payout
2011	0.66	6	1.29
2010	0.68	7	1.63
2009	0.59	7	1.39

* Amounts are gross before deduction of withholding taxes and social security levy.

Performance during 2011

In 2012, the CEO and the members of the Executive Management will receive payment of their annual bonus related to their performance during 2011. Taking into account the current environment Executive Management has voluntary recommended to the Board of Directors, who agreed, to adjust the Annual Bonus related to their performance 2011 at 50% of target, substantially below what they would have been entitled to if the regular scale had been applied.

As a consequence, the CEO will be paid EUR 0.39 million and the other members of the Executive Management in the aggregate will be paid EUR 0.75 million (these amounts are gross before deduction of withholding taxes and social security levy).

Performance during 2012 and following years

As from performance 2012 the Annual Bonus for the management having the level of Director, Vice President, Senior Vice President, Executive Vice President and CEO will be funded based on two elements:

- 50% of the funding will be based on the Company performance: Profit from Operations and other relevant metrics.
- 50% of the funding will be based on the Individual Performance: this performance will be directly linked to the achievement of 4-5 individual targets that will be indentified through an individual target setting process.

The new system supports the strategy through the focus on growth and efficiency through enhancing a performance management culture.

Long-Term Incentives

The long-term incentive plan is designed to retain the Executive Management team and reward long-term success of the Group. Delhaize Group's long-term incentive plan consists of three components:

- Stock options and warrants;
- Restricted stock unit awards (mostly applicable in the U.S.); and
- Performance cash grants.

These components typically constituted approximately 25%, 25% and 50% of the total value of long-term incentives, respectively.

Stock Options / Warrants

In 2011, 173 583 stock options were granted to the Executive Management of Delhaize Group. The exercise price per share for the stock options granted in 2011 amounted to EUR 54.11 for options on ordinary shares traded on Euronext Brussels and USD 78.42 for options related to the Company's American Depositary Shares traded on the New York Stock Exchange.

The options granted in June 2011 under the U.S. Delhaize Group 2002 Stock Incentive Plan for executives of the Group's U.S. operating companies vest in equal annual installments of one third over a three-year period following the grant date. Options granted in June 2011 under the 2007 Stock Option Plan for other executives vest at the end of a three-and-a- half-year period following the grant date ("cliff vesting").

Pursuant to Article 520ter of the Belgian Companies Code, the Board of Directors has proposed to the Ordinary General Meeting of Shareholders in May 2011 to authorize Delhaize Group to continue grants of options with a vesting in equal installments of one third over a three-year period following the grant date and this in order to maintain a competitive recruitment and retention framework in the U.S. The Ordinary General Meeting of Shareholders held on May 26, 2011 authorized Delhaize Group to continue these grants with the above mentioned vesting schedule.

The Board of Directors will propose to the Ordinary General Meeting of Shareholders in May 2012 to renew the U.S. Delhaize Group 2002 stock incentive plan and to autorize Delhaize Group to continue grants of options with a vesting in equal installments of one third over a three-year period following the grant date under the new Delhaize Group 2012 U.S. stock incentive plan.

For more details on the share-based incentive plans see Note 21.3 in the financial statements.

The value of the stock option grant determines the number of options awarded. The value is determined each year at the time of the grant using the Black-Scholes formula. The value of the stock option may vary from year to year. As a result, the total number of options granted can also be different from year to year.

The following table shows the number of stock options granted to the CEO and the different members of the Executive Management team during the period 2009-2011.

Number of Stock Options awarded

	2009	2010	2011
Pierre-Olivier Beckers	35 000	31 850	32 000
Rick Anicetti	27 188	0	0
Renaud Cogels	16 566	0	0
Stéfan Descheemaeker	32 306*	17 591	20 487
Michel Eeckhout	16 451	14 827	23 176
Ron Hodge	19 655	20 567	45 381**
Nicolas Hollanders	9 633	8 765	14 238
Kostas Macheras	NA	12 741	20 306
Michael Waller	18 996	0	17 995
Total	175 795	106 341	173 583

* Including special signing grant as foreseen in his employment conditions in 2009.

** Including special grant upon appointment as CEO of Delhaize America.

During 2011, the members of Executive Management exercised 12 757 stock options and 6 600 stock options lapsed. The following table shows the number of stock options exercised for the CEO and other members of the Executive Management as well as when these options were initially granted.

Stock Options

	Exercised in 2011	Year(s) granted
Pierre-Olivier Beckers	10 041	2004, 2005
Stéfan Descheemaeker	0	
Michel Eeckhout	2 716	2004
Ron Hodge	0	
Nicolas Hollanders	0	
Kostas Macheras	0	
Michael Waller	0	
Total	12 757	

Restricted Stock Unit Awards

The restricted stock unit awards granted in 2011 under the Delhaize America Restricted Stock Unit Plan represent a commitment of the Company to deliver shares of the Company's stock to the award recipient, at no cost to the recipient (one restricted stock unit equals one ordinary share). The shares are delivered over a five-year period starting at the end of the second year after the award. These shares can be sold by the award recipient at any time following the delivery of the shares consistent with the guidelines and restrictions contained in the Company's trading policies.

Pursuant to the Belgian law on reinforcement of corporate governance the Board of Directors has proposed to the Ordinary General Meeting of Shareholders in May 2011 to authorize Delhaize America to continue grants of Restricted Stock Unit Awards that are delivered over a five-year period starting at the end of the second year and this in order to maintain a competitive recruitment and retention framework within the US market. The Ordinary General Meeting of Shareholders held on May 26, 2011 authorized Delhaize America to continue these grants with the above mentioned vesting schedule.

The Board of Directors will propose to the Ordinary General Meeting of Shareholders in May 2012 to renew the U.S. Delhaize Group 2002 stock incentive plan and to autorize Delhaize America to continue grants of restructed stock units with a vesting in equal installments of one fourth over a five-year period stared at the end of the second year following the grant date under the new Delhaize America 2012 restricted stock unit plan.

The value of the restricted stock unit grant determines the number of units awarded. The value is determined each year on the date of the award based on the stock price on the grant date. The value of the restricted stock unit award may vary from year to year. As a result, the total number of restricted stock units granted can also be different from period to period.

The following table shows the number of restricted stock units granted to the Chief Executive Officer and the different members of the Executive Management team during the period 2009-2011.

Number of Restricted Stock Units awarded

	2009	2010	2011
Pierre-Olivier Beckers	12 234	10 064	12 000
Rick Anicetti	7 564	0	0
Renaud Cogels	0	0	0
Stéfan Descheemaeker	7 024*	1 630	2 355
Michel Eeckhout	0	0	0
Ron Hodge	5 468	5 102	5 198
Nicolas Hollanders	1 584	1 288	1 637
Kostas Macheras	NA	0	0
Michael Waller	5 285	4 593	3 685
Total	39 159	22 677	24 875

* Including special signing grant as foreseen in his employment conditions.

Performance Cash Grant

The long-term incentive plan includes a component which can result in a cash payment in the period following a three-year performance period. The value of the performance cash award granted each year, referred to as the "target award," is based on the face value of the award at the time of the grant, i.e., at the beginning of each three-year period. For example, the payment done in 2011 is based on achievements against targets set in 2008. The amount of the cash payment at the end of the three-year performance period depends on performance by the Company against Board-approved financial targets for return on invested capital ("ROIC") and compounded annual revenue growth. These metrics are key performance indicators which the Company considers to be closely correlated to building long-term

shareholder value. The relative weight for these metrics has changed in 2011 and has become 50% for ROIC (instead of 70% in 2010) and 50% for revenue growth (instead of 30% in 2010).

The Company sets these targets each year based upon its growth expectations for the ensuing three-year performance period. Participants receive the "target award" in cash if the performance targets are achieved. Cash payments are reduced for performance below the targets and are increased if performance exceeds the targets. The Board of Directors determines the performance target goals every year. These performance target goals include minimum threshold performance goals below which no cash payment will occur, and the maximum award levels if the performance targets are exceeded.

Participants may receive up to 150% of the target cash award if actual performance reaches or exceeds 120% of the performance targets for both ROIC and revenue growth. At the end of each three-year period, actual ROIC and revenue growth are measured against the performance targets for both metrics and the actual payout is calculated. The cash payment occurs in the year following the end of the three-year period. For example, the amounts paid in 2011 relate to the achievement of the goals determined for the period 2008-2010. This principle is illustrated in the following graph.

Payout Range (in %)



The following table shows the amounts paid in the years 2009-2011 for the performance over the respective periods 2006-2008, 2007-2009 and 2008-2010.

Performance Cash Grant*	CEO	Other Members of Executive Management	
(in millions EUR)	Payout	Number of persons	Payout
2011	0.40	6	0.60
2010	0.70	7	1.10
2009	1.00	7	2.20

* Amounts are gross before deduction of withholding taxes and social security levy.

Performance Cash Grant (in millions of EUR)



● CEO   ● Other Members of Executive Management

Other Benefits, Retirement and Post-employment Benefits

Other benefits include the use of company-provided transportation, employee and dependent life insurance, welfare benefits and an allowance for financial planning for U.S. members of the Executive. Delhaize Group believes these benefits are appropriate for Executive Management's responsibilities and believes these are consistent with the Group's philosophy and culture and market practices.

The members of Executive Management benefit from corporate pension plans, which vary regionally. U.S. members of the Executive Management participate in defined benefit and defined contribution plans in their respective operating companies. The European plan is contributory and based on the individual's career length with the Company. In 2010, the members of the Executive Management in Belgium were offered the option to switch to a defined contribution plan or to continue in the existing defined benefit plan. The amounts paid by the Company are included in the summary table on page 53.

Summary of Total Compensation Paid

The following table summarizes the components described in the paragraphs above and that represent a cash payment during the year.

	CEO			Other Members of Executive Management[2]		
(in millions of EUR)[1]	2009	2010	2011	2009	2010	2011
Base Salary	0.94	0.95	0.97	3.09	2.73	2.54
Annual Bonus[3]	0.59	0.68	0.66	1.39	1.63	1.29
LTI - Performance Cash Grants[4]	1.03	0.74	0.38	2.15	1.12	0.56
Other Short-Term Benefits	0.06	0.06	0.06	0.23	0.32	0.16
Retirement and Post-Employment Benefits	0.43	0.56	0.74	2.85	1.05	1.11
Total	3.05	2.99	2.81	9.71	6.85	5.66

(1) Amounts are gross before deduction of withholding taxes and social security levy. - (2) Included 6 members in 2011 and 7 members in 2010 and 2009. - (3) Based on the performance of Year-1. - (4) Based on the performance of the preceeding 3 years.

Total CEO Compensation Components
(in millions of EUR)



- ● Retirement and Post-Employment Benefits
- ● Other Short-Term Benefits
- ● LTI - Performance Cash Grants
- ● Annual Bonus ● Base Salary

Total Compensation Components for Other Members of Executive Management
(in millions of EUR)



- ● Retirement and Post-Employment Benefits
- ● Other Short-Term Benefits
- ● LTI - Performance Cash Grants
- ● Annual Bonus ● Base Salary

Share Ownership Guidelines

Delhaize Group believes that Executive Management should be encouraged to maintain a minimum level of share ownership in order to align the interests of the shareholders and Executive Management. In 2008, the Board of Directors adopted share ownership guidelines based on the recommendation of the RNC.

Under these guidelines and during their active employment, the Chief Executive Officer and the other members of Executive Management are expected to acquire and maintain ownership of Delhaize Group stock equal to a multiple of

the annual base salary. These multiples are set as follows:

Multiple of Annual Base Salary	
Chief Executive Officer	300%
Executive Management USD payroll	200%
Executive Management EUR payroll	100%

The difference between U.S.-based and European-based management is due to the different market practices in these regions and the differences between the instruments available for Executive Management remuneration. In the U.S., equity-based compensation is more widely encouraged than in Europe.

Executive Management is expected to achieve the share ownership levels by the end of 2012. New members of Executive Management will be allowed a period of five years to achieve the recommended share ownership levels.

The RNC will monitor the compliance with these Guidelines at least once a year. The Board of Directors is currently satisfied with the progress that has been made so far.

Main Contractual Terms of Hiring and Termination of Executive Management

The Company's Executive Management, in accordance with employment-related agreements and applicable law, is compensated in line with the Company's Remuneration Policy and is assigned duties and responsibilities in line with current market practice for its position and with the Company's Terms of Reference of Executive Management.

Executive Management is required to abide by the Company's policies and procedures, including the Company's

Guide for Ethical Business Conduct, and is subject to confidentiality and non-compete obligations to the extent authorized by applicable law. Executive Management is also subject to other clauses which are typically included in employment agreements for executives.

The employment agreements of the Chief Executive Officer and Michel Eeckhout, Nicolas Hollanders and Stéfan Descheemaeker, who all have a Belgian employment contract, do not provide for a severance payment in case of termination. Should the employment be terminated, the parties will negotiate in good faith to determine the terms and conditions applicable to such termination. In case of disagreement, the case will be settled by the Courts applying Belgian law.

The employment agreement of Kostas Macheras, who has a Greek employment contract, provides for a severance payment of twice the annual base salary and annual incentive bonus in certain cases of termination of the agreement, for example in the event of retirement. Such payment is not due in case of dismissal of Kostas Macheras for serious misconduct or serious fault. The abovementioned Greek employment contract relates to the activities of Kostas Macheras as CEO of the relevant Greek subsidiary and has been referred to in this report for the sake of completeness.

The U.S. employment agreements of Ron Hodge and Michael Waller provide the payment of two to three times the annual base salary and annual incentive bonus of the Executive Manager and the continuation of the Company health and welfare benefits for a comparable period in the event of the termination of their employment by the Company without cause or by an Executive Manager for good reason. The termination would also result in accelerated vesting of all or substantially all of the long-term incentive awards.

The contracts with the members of Executive Management do not provide for a claw-back right for the Company in cases where the variable remuneration paid was calculated on the basis of erroneous financial data.

Risk Factors

The following discussion reflects business risks that are evaluated by our management and our Board of Directors. This section should be read carefully in relation to our prospects and the forward-looking statements contained in this annual report. Any of the following risks could have a material adverse effect on our financial condition, results of operations or liquidity and lead to impairment losses on goodwill, intangible assets and other assets. There may be additional risks of which the Group is unaware. There may also be risks Delhaize Group now believes to be immaterial, but which could evolve to have a material adverse effect.

Currency Risk - Business Operations

The reporting currency of the Group is the euro. Delhaize Group's operations are conducted primarily in the U.S., Belgium and South-Eastern Europe, which includes operations in Greece, Serbia, Bosnia-Herzegovina, Montenegro, Albania, Bulgaria and Romania. A small percentage of our operations is also conducted in Indonesia. The results of operations and the financial position of each of Delhaize Group's entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in the Group's consolidated financial statements, which are presented in euro (see also Note 2.3 "Summary of Significant Accounting Policies" in the Financial Statements with respect to translation of foreign currencies). Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on the Group's consolidated financial statements. These risks are monitored on a regular basis at a centralized level.

Because a substantial portion of its assets, liabilities and operating results are denominated in U.S. dollars, Delhaize Group is particularly exposed to currency risk arising from fluctuations in the value of the U.S. dollar against the euro. The Group does not hedge the U.S. dollar translation exposure. The risk resulting from the substantial portion of U.S. operations is managed by striving to achieve a natural currency offset between assets and liabilities and between revenues and expenditures denominated in U.S. dollars.

Remaining intra-Group cross-currency risks which are not naturally offset concern primarily dividend payments by the U.S. subsidiary and cross-currency lending, which in accordance with IFRS "survive" the consolidation process. When appropriate, the Group enters into agreements to hedge against the variation in the U.S. dollar in relation to dividend payments between the declaration by the U.S. operating companies and payment dates. Intra-Group cross-currency loans not naturally offset are generally fully hedged through the use of foreign exchange forward contracts or currency swaps. After cross-currency swaps, 71% of financial debt is denominated in U.S. dollars while also 66% of profits from operations are generated in U.S. dollars. Significant residual positions in currencies other than the functional currency of the operating companies are generally also fully hedged in order to eliminate any remaining currency exposure (see Note 19 "Derivative Financial Instruments and Hedging" in the Financial Statements).

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, the Group's net profit would have increased/decreased by EUR 2 million (2010: EUR 3 million; 2009: EUR 3 million).

Financial Instruments

Foreign Currency Risk

Foreign currency risk on financial instruments is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of future changes in foreign currency exchange rates. Foreign currency risks arise on financial instruments that are denominated in a foreign currency, i.e. in a currency other than the functional currency of the reporting entity that holds the financial instruments. From an accounting perspective, the Group is exposed to foreign currency risks only on monetary items not denominated in the functional currency of the respective reporting entity, such as trade receivables and payables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as for hedge relationships and borrowings denominated in a foreign currency.

At December 31, 2011, if the U.S. dollar had weakened/strengthened by 22% (estimate based on the standard deviation of daily volatilities of the EUR/USD rate during 2011 using a 95% confidence interval), the Group's net profit (all other variables held constant) would have been EUR 3.8 million higher/lower (2010: EUR 1.4 million higher/lower with a rate shift of 20%; 2009: EUR 3.4 million higher/lower with a rate shift of 24%). Due to the financing structure of the Group, such a change in EUR/USD exchange rate would have no impact on the equity of Delhaize Group.

Interest Rate Risk

Interest rate risk is the risk that arises on interest-bearing financial instruments and represents the risk that the fair value or the expected cash flows will fluctuate because of future changes in market interest rates. Delhaize Group is exposed to interest rate risk due to working capital financing and the overall financing strategy. Daily working capital requirements are financed with operational cash flows and through the use of various committed and uncommitted lines of credit and a treasury note program. The interest rate on these short and medium term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks.

Delhaize Group's interest rate risk management objective is to achieve an optimal balance between borrowing cost and management of the effect of interest rate volatility on earnings and cash flows. The Group manages its debt and overall financing strategies using a combination of short, medium, long-term debt and interest rate derivatives.

Delhaize Group reviews its interest rate risk exposure on a quarterly basis and at the inception of any new financing operation. As part of its interest rate risk management efforts, Delhaize Group enters into interest rate swap agreements when appropriate (see Note 19 "Derivative Financial Instruments and Hedging" in the Financial Statements). At the end of 2011, 75.1% of the financial debt after swaps of the Group were fixed-rate debts (2010: 72.3%; 2009: 69.1%).

The sensitivity analysis presented in the table on page 59 estimates the impact on the income statement and equity of a parallel shift in the interest rate curve with all other variables including foreign currency exchange rates held constant. The shift in that curve is based on the standard deviation of daily volatilities of the "Reference Interest Rates" (Euribor 3 months and Libor 3 months) during the year, within a 95% confidence interval. The Group's interest rate risk management policy aims at reducing earnings volatility.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or other financial assets. Delhaize Group is exposed to liquidity risk as it has to be able to satisfy its obligations when they are due. Delhaize Group has a centralized approach to reduce the exposure to liquidity risk which aims at matching the contractual maturities of its short- and long-term obligations with its cash

position. The Group's policy is to finance its operating subsidiaries through a mix of retained earnings, third-party borrowings and capital contributions and loans from the parent and Group financing companies, with the aim of ensuring a balanced repayment profile of the financial debts.

Delhaize Group manages the exposure by closely monitoring the cash resources required to fulfill the working capital needs, capital expenditures and debt requirements. Furthermore, Delhaize Group closely monitors the contractual maturity profiles and the amount of short-term funding and the mix of short-term funding to total debt, the composition of total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt (see Notes 18.1 "Long-term Debt" and 18.2 "Short-term Borrowings" in the Financial Statements with respect to maturity information on long-term debts and for Debt Covenants information). A liquidity gap analysis is performed on a quarterly basis in which Delhaize Group anticipates large future cash inflows and outflows.

At year-end 2011, the Group had committed credit lines totaling EUR 765 million, of which EUR 46 million was utilized for credit. These credit lines consisted of a syndicated multicurrency credit facility of EUR 600 million for the Company and certain of its subsidiaries including Delhaize America, LLC, EUR 136 million of bilateral credit facilities for European entities and EUR 29 million of credit facilities for Letters of Credit and guarantees of which EUR 15 million was used at December 31, 2011. At December 31, 2011, the maturities of the committed credit facilities were as follows: EUR 88 million maturing in 2012, EUR 75 million maturing in 2013, EUR 2 million maturing in 2014 and EUR 600 million maturing in 2016. At year-end 2011, Cash and Cash Equivalents amounted to EUR 432 million.

As described in Note 18.1 "Long-term Debt," no major principal payment of financial debt is due until 2014. At December 31, 2011, the maturities of the

long term debt through were EUR 87 million in 2012, EUR 80 million in 2013 and EUR 755 million in 2014 after the effect of interest rate swaps and cross-currency interest rate swaps.

The financial rating agencies Standard & Poor's and Moody's have attributed BBB- and Baa3 investment grade ratings to the Group's long-term debt.

These credit ratings are supported by cross-guarantee arrangements among Delhaize Group and substantially all of Delhaize Group's U.S. subsidiaries, whereby the entities are guaranteeing each other's financial debt obligations.

Credit Risk/Counterparty Risk

Credit risk is the risk that one party to an agreement will cause a financial loss to another party by failing to discharge its obligation of a financial instrument, such as trade receivables, holdings in investment securities, derivatives, money market funds and cash and cash equivalents. Delhaize Group manages this risk by obtaining credit insurance for trade receivables and by requiring a minimum credit quality of its financial investments (see Note 11 "Investments in Securities" and Note 14 "Receivables" in the Financial Statements).

The Group's policy is to require short-term investments to have a short-term credit rating of at least A1 (Standard & Poor's) / P1 (Moody's). Delhaize Group's long-term investment policy requires a minimum long-term credit rating of A-/A3 for its financial investments. See Note 11 "Investments in Securities" in connection with the credit quality of the Group's investments. Deposits should be maintained with banks having a minimum long-term credit rating of A-/A3, although we might deviate from this policy for operational reasons.

The Group's exposure to changes in credit ratings of its counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Counterparty risk is always assessed with reference to the aggregate exposure to a single counterparty or group of related parties to avoid or minimize concentration risk. Delhaize Group's derivatives are regulated by International Swap Dealer Association Agreements ("ISDAs").

Pension Plan Risk

Most operating companies of Delhaize Group have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which Delhaize Group and/or the associate pays fixed contributions usually to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds.

A defined benefit plan is a post-employment benefit plan which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, compensation and/or guaranteed returns on contributions made.

Delhaize Group operates defined benefit plans at several of its entities and approximately 20% of Delhaize Group's associates were covered by defined benefit plans at the end of 2011.

If, at balance sheet date, the fair value of the plan assets of a defined benefit plan, is lower than the defined benefit obligations (determined based on actuarial assumptions), the Group would bear a theoretical "underfunding risk" at that moment in time. At the end of 2011, Delhaize Group recognized a net liability of EUR 90 million (2010: EUR 79 million; 2009: EUR 80 million).

Details on pension plans at Delhaize Group and its subsidiaries can be found in Note 21.1 "Employee Benefit Plans" to the Financial Statements.

Macro-economic Risk

Major macro-economic risks of Delhaize Group are reduced consumer spending, cost inflation or deflation and possible consequences of the sovereign debt crisis in Europe. Economic conditions such as employment level, business conditions, interest rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Weaker consumer spending can negatively impact profitability due to pressure on sales and margins. If labor cost and the cost of merchandise sold, which are the Group's primary operating costs, increase above retail inflation rates, this could have an adverse effect on the Group's profitability. In addition, rising fuel and energy prices can increase the Group's cost for heating, lighting, cooling and transportation. Where possible, cost increases are recovered through retail price adjustments and increased operating efficiencies.

Delhaize Group is particularly susceptible to macroeconomic risks in the U.S. In 2011, 65% of the Group's revenues were generated in the U.S. (2010: 68.0%), where its stores are located on the East Coast. Consequently, the Group's operations depend significantly upon the economic conditions in this area.

In Europe and in particular in Greece, Delhaize Group is exposed to the possible aftermath of the sovereign debt crisis and the breakup of the eurozone. This is likely to have an adverse impact on consumer spending and may cause the company to impair assets and record lower contribution in operating results.

Risk Related to Competitive Activity

The food retail industry is competitive and characterized by narrow profit margins. Delhaize Group faces heavy competition from many store chains. The Group's profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by these competitors. To the extent Delhaize Group reduces prices or increases expenses to support sales in the face of competition, net income and cash generated from operations could be affected.

Risk Related to Social Actions

At the end of 2011, Delhaize Group had union representation in its operations in Belgium, the Grand-Duchy of Luxembourg, Romania, Greece and Serbia. In its U.S. operations, the Group had union representation in one of Hannaford's three distribution centers, for which a collective bargaining agreement with the union is in effect until February 2013.

Delhaize Group's operations and results could be negatively affected by social actions initiated by trade unions or other parts of its workforce, in which event the Group cannot ensure that it would be able to adequately meet the needs of its customers.

Risk Related to Information Technology Systems

Delhaize Group's operations are dependent on IT systems for many functions and processes. These systems have been developed and are maintained by internal experts or external suppliers. Failure of these systems could possibly cause disruptions in Delhaize Group's operations, affecting sales and profitability. Delhaize Group has business continuity plans in place to take the necessary measures to reduce the negative impact from IT failures on its operations.

If third parties or our associates are able to penetrate our network security or otherwise misappropriate our customers' personal information or credit or debit card information, or if we give third parties or our associates' improper access to our customers' personal information or credit card information, we would be subject to liability. This liability could, for instance, include claims related to unauthorized purchases with credit card information; identity theft or other similar fraud-related claims and administrative fines. Any such liability for misappropriation of this information could decrease our profitability. Our security measures are designed to protect against security breaches, but our failure to prevent such security breaches could subject us to liability, damage our reputation and diminish the value of our brand names.

Risk related to the achievement of cost savings, which may reduce, delay or otherwise hinder our ability to implement our New Game Plan

Effective February 1, 2010, the support functions for Food Lion, Bloom, Harveys, Bottom Dollar Food, Hannaford and Sweetbay began to be integrated within the U.S. segment of Delhaize Group, while maintaining the unique go-to-market strategies of each of these banners. In this new structure, the banner organizations can benefit from by common U.S. support services for supply chain, IT, finance, human resources, organizational change management, legal and government relations, communications, strategy and research, and corporate development. The goal of these common support services is to create greater efficiencies and scale, and the elimination of redundancies, as well as to become more flexible in the integration of acquisitions, and ultimately better serve our banners and customers. This restructuring is also expected to simplify our legal, accounting and tax compliance requirements. We anticipate that cost savings achieved through our U.S. support services restructuring will help fund our New Game Plan that was announced in December 2009. A significant component of our New Game Plan involves, among other things, our operating companies' fine-tuning their pricing strategies to achieve local value leadership. Our New Game Plan is intended to accelerate our growth. However, we cannot provide assurance that we will achieve all cost savings anticipated through our U.S. support services restructuring, or through other related initiatives, which may reduce, delay or otherwise hinder our ability to implement our New Game Plan.

Expansion Risk

Delhaize Group's ability to open new stores is dependent on purchasing or entering into leases on commercially reasonable terms for properties that are suitable for its needs.

If the Group fails to secure property on a timely basis, its growth may be impaired. Similarly, its business may be harmed if it is unable to renew the leases on its existing stores on commercially acceptable terms.

Acquisition and Integration Risk

As part of its strategy, Delhaize Group continues to reinforce its operations by pursuing acquisition opportunities in the food retail industry. Delhaize Group looks for the acquisition of businesses operating the same or similar store formats in geographical areas where it currently operates or in adjacent areas. By acquiring other businesses, the Group faces risks related to the integration of these businesses. These risks include, but are not limited to, as applicable, incurring significantly higher than anticipated financing related risks and operating expenses, failing to assimilate the operations and personnel of acquired businesses, failing to install and integrate all necessary systems and controls, the loss of customers, entering markets where we have no or limited experience, the disruption of our ongoing business and the stretching of our management resources. Realization of the anticipated benefits of an acquisition, store renovation, market renewal or store opening may take several years or may not occur at all. Our growth strategy may place a significant strain on our management, operational, financial and other resources. The lack of suitable acquisition targets at acceptable prices may limit the Group's growth.

Risk Related to Our Franchised and Affiliated Stores

Approximately 20% of the stores in our sales network are franchised or affiliated. The operators of our affiliated and franchised stores operate their stores as independent third parties. Although we attempt to properly select, train and support the operators of our affiliated and franchised stores, the ultimate success and quality of any affiliated or franchised store rests with its operator. If the operators of our affiliated and franchised stores do not successfully operate in a manner consistent with our standards, our image

and reputation could be harmed, which could adversely affect our business and operating results.

Risk Related to Events of Exceptional Nature

Delhaize Group's operations, assets and staff can be exposed to risks related to events of an exceptional nature such as, but not limited to, severe weather, natural disasters, terrorist attacks, hostage taking, political unrest, fire, power outages, information technology failures, food poisoning, health epidemics and accidents. Such events could have a significant effect on the Group's relationships with its customers and on its financial condition, results of operations and cash flows. The Group is continuously evaluating and addressing possible threats linked to external events and has business continuity plans and crisis procedures in place. The effectiveness of these plans in limiting financial losses will vary according to the nature and severity of any exceptional event.

Litigation Risk

From time to time, Delhaize Group is involved in legal actions, including matters involving personnel and employment issues, personal injury, antitrust claims and other proceedings arising in the ordinary course of business. The Group regularly reviews its exposure to the claims and litigation arising in the normal course of operations. It recognizes a provision when it has a present obligation as a result of a past event, it is probable that an outflow of economic resources will be required to settle the obligation, and the amount of obligation can be reliably estimated. As of December 31, 2011 the Group believes that it has made adequate provisions for such exposures. Any litigation, however, involves risk and unexpected outcomes could result in an adverse effect on the Group's financial statements. More information on pending litigation can be found in Note 34 to the Financial Statements, "Contingencies."

Regulatory Risk

Delhaize Group is subject to federal, regional, state and local laws and regulations in each country in which it operates relating to, among others, zoning, land use, antitrust restrictions, work place safety, public health, environmental protection, community right-to-know, information security and date protection, alcoholic beverage sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. Under certain regulations, Delhaize Group is prohibited from selling alcoholic beverages in some of its stores. Employers are also subject to laws governing their relationship with associates, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenues and profitability of the Group's stores and could affect its business, financial condition or results of operations.

The Group is subject to a variety of antitrust and similar legislation in the jurisdictions in which it operates. In a number of markets, the Group has market positions which may make future significant acquisitions more difficult and may limit its ability to expand by acquisition or merger, if it wished to do so. In addition, Delhaize Group is subject to legislation in many of the jurisdictions in which it operates relating to unfair competitive practices and similar behavior. Delhaize Group has been subject to and may in the future be subject to allegations of, or further regulatory investigations or proceedings into, such practices. Such allegations or investigations or proceedings (irrespective of merit), may require the Group to devote significant management resources to defending itself against such allegations. In the event that such allegations are proven, Delhaize Group may be subject to significant fines, damages awards and other expenses, and its reputation may be harmed. For information on a pending antitrust matter in Belgium, see Note 34 "Contingencies" to the Financial Statements.

Delhaize Group actively strives to ensure compliance with all laws and regulations to which it is subject. A Guide for Ethical Business Conduct that replaced the former Code was implemented in 2010, anti-fraud and other appropriate training has been implemented within the Group, and the internal audit function has been reinforced during the recent years.

Risk Related to Internal Controls

Undetected control weaknesses or controls that function ineffectively represent a risk of loss and/or financial misstatement. Delhaize Group routinely assesses the quality and effectiveness of its internal controls. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Group fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in the implementation of internal controls, the Group's business and operating results could be harmed, and it could fail to meet its reporting obligations.

As a company filing financial reports under U.S. law, Delhaize Group is required to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management and the Statutory Auditor to report on their assessment of the effectiveness of the Group's internal control over financial reporting.

The Group's 2010 annual report filed on Form 20-F includes management's conclusion that the Group's internal control over financial reporting is effective as of December 31, 2010. In the same Form 20-F, the Statutory Auditor concluded that the Group maintained, in all material respects, effective control over financial reporting as of December 31, 2010.

Tax Audit Risk

Delhaize Group is regularly audited in the various jurisdictions in which it does business, which it considers to be part of its ongoing business activity. While the ultimate outcome of these audits is not certain, Delhaize Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect Delhaize Group's financial statements. For more information on tax audits in jurisdictions where we conduct business, see Note 34 "Contingencies" to the Financial Statements.

Risk Associated with Prices and Our Suppliers

Significant disruptions in operations of, or our relationships with, our vendors and suppliers could materially impact our operations by disrupting store-level product selection or costs, resulting in reduced sales. The products we sell are sourced from a wide variety of domestic and international suppliers. This sourcing may be impacted by elements outside of Delhaize Group's control and may include political and economic instability in the countries in which suppliers are located, their financial instability and any other condition that may result in them not being able to continue to supply Delhaize Group. These factors affecting our suppliers and access to products may result in decreased product selection and increased out-of-stock conditions, as well as higher product costs, which could adversely affect our operations and financial performance.

Product Liability Risk

The packaging, marketing, distribution and sale of food products entail an inherent risk of product liability, product recall and resulting adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by Delhaize Group. These contaminants may, in certain cases, result in illness, injury or death. As a consequence, Delhaize Group has an exposure to product liability claims. The Group purchases insurance to cover such risk. However, if a product liability claim is successful, the Group's insurance may not be adequate to cover all liabilities it may incur, and it may not be able to continue to maintain such insurance or obtain comparable insurance at a reasonable cost, if at all.

In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that the Group's products caused illness or injury could affect the Group's reputation and its business and financial condition and results of operations.

Delhaize Group takes an active stance towards food safety in order to offer customers safe food products. The Group has worldwide food safety guidelines in place, and their application is vigorously followed.

Risk of Environmental Liability

Delhaize Group is subject to laws and regulations that govern activities that may have adverse environmental effects. Delhaize Group may be responsible for the remediation of such environmental conditions and may be subject to associated liabilities relating to its stores and the land on which its stores, warehouses and offices are located, regardless of whether the Group leases, subleases or owns the stores, warehouses or land in question and regardless of whether such environmental conditions were created by the Group or by a prior owner or tenant. The Group has put in place control procedures at the operating companies in order to identify, prioritize and resolve adverse environmental conditions.

Insurance Risk

The Group manages its insurable risk through a combination of external insurance coverage and self-insured retention programs. In deciding whether to purchase external insurance or use self-insured retention programs, the Group considers the frequency and severity of losses, its experience in managing risk through safety and other internal programs, the cost and terms of external

insurance, and whether external insurance coverage is mandatory.

External insurance is used when available at reasonable cost and terms. The amount and terms of insurance purchased are determined by an assessment of the Group's risk exposure, by comparison to industry standards and by assessment of financial capacity in the insurance markets.

The main risks covered by Delhaize Group's insurance programs are property, liability and health-care. The U.S. operations of Delhaize Group use self-insured retention programs for workers' compensation, general liability, automotive accident, pharmacy claims, and healthcare (including medical, pharmacy, dental and short-term disability). Delhaize Group also uses captive insurance programs to provide flexibility and optimize costs. In the event of a substantial loss there is a risk that external insurance coverage may not be sufficient to cover the loss. It is possible that the financial condition of an external insurer may deteriorate over time in which case the insurer may be unable to meet the obligation to pay a loss. It is possible that due to changes in financial or insurance markets that Delhaize Group will be unable to continue to purchase certain insurance coverage on commercially reasonable terms.

Reserves for self-insured retentions are based upon actuarial estimates of claims reported and claims incurred but not reported. Delhaize Group believes these estimates are reasonable, however these estimates are subject to a high degree of variability and uncertainty caused by such factors as future interest and inflation rates, future economic conditions, litigation and claims settlement trends, legislative and regulatory changes, changes in benefit levels and the frequency and severity of incurred but not reported claims. It is possible that the final resolution of some claims may require Delhaize Group to make significant expenditures in excess of existing reserves.

Self-insurance provisions of EUR 143 million are included as liability on the balance sheet as of December 31, 2011. More information on self-insurance can be found in Note 20.2 "Self Insurance Provisions" and related investments held to cover the self-insurance exposure are included in Note 11"Investments in Securities" to the Financial Statements.

If external insurance is not sufficient to cover losses or is not collectable, or if self-insurance expenditures exceed existing reserves, the Group's financial condition and results of operation may be adversely affected.

December 31, 2011 (in millions of EUR)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	1.36%	+/- 29 basis points	+/- 0.1	-
USD	0.58%	+/- 11 basis points	-/+ 0.5	+/- 0.6
Total		Increase/Decrease	-/+ 0.4	+/- 0.6

December 31, 2010 (in millions of EUR)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	1.01%	+/- 16 basis points	-/+ 0.2	-
USD	0.30%	+/- 13 basis points	-/+ 0.7	+/- 0.9
Total		Increase/Decrease	-/+ 0.9	+/- 0.9

December 31, 2009 (in millions of EUR)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	0.70%	+/- 13 basis points	+/- 0.0	-
USD	0.25%	+/- 11 basis points	-/+ 0.6	+/- 0.7
Total		Increase/Decrease	-/+ 0.6	+/- 0.7



Financial
Statements

Consolidated Balance Sheet

Consolidated Assets

(in millions of EUR)	Note	2011	2010	2009
Goodwill	6	3 373	2 828	2 640
Intangible assets	7	855	634	574
Property, plant and equipment	8	4 555	4 075	3 785
Investment property	9	85	60	50
Investment in securities	11	13	125	126
Other financial assets	12	18	17	16
Deferred tax assets	22	96	95	23
Derivative instruments	19	57	61	96
Other non-current assets		23	19	19
Total non-current assets		9 075	7 914	7 329
Inventories	13	1 718	1 460	1 278
Receivables	14	706	637	597
Income tax receivables		10	1	8
Investment in securities	11	93	43	12
Other financial assets	12	22	3	15
Derivative instruments	19	1	5	—
Prepaid expenses		56	44	33
Other current assets		42	37	37
Cash and cash equivalents	15	432	758	439
		3 080	2 988	2 419
Assets classified as held for sale	5.2	87	—	—
Total current assets		3 167	2 988	2 419
Total assets		**12 242**	**10 902**	**9 748**

Consolidated Liabilities and Equity

(in millions of EUR)	Note	2011	2010	2009
Share capital	16	51	51	50
Share premium	16	2 785	2 778	2 752
Treasury shares	16	(65)	(59)	(54)
Retained earnings	16	3 731	3 426	3 044
Other reserves	16	(47)	(34)	(40)
Cumulative translation adjustments	16	(1 039)	(1 094)	(1 360)
Shareholders' equity		5 416	5 068	4 392
Non-controlling interests	16	14	1	17
Total equity		**5 430**	**5 069**	**4 409**
Long-term debt	18.1	2 325	1 966	1 904
Obligations under finance leases	18.3	689	684	643
Deferred tax liabilities	22	625	543	227
Derivative instruments	19	20	16	38
Provisions	20, 21	253	233	228
Other non-current liabilities		73	68	57
Total non-current liabilities		3 985	3 510	3 097
Short-term borrowings	18.2	60	16	63
Long-term debt - current portion	18.1	88	40	42
Obligations under finance leases	18.3	61	57	44
Derivative instruments	19	—	—	2
Provisions	20, 21	82	52	52
Income taxes payable		56	17	65
Accounts payable		1 844	1 574	1 436
Accrued expenses	23	442	393	397
Other current liabilities		194	174	141
Total current liabilities		2 827	2 323	2 242
Total liabilities		**6 812**	**5 833**	**5 339**
Total liabilities and equity		**12 242**	**10 902**	**9 748**

Consolidated Income Statement

(in millions of EUR)	Note	2011	2010	2009
Revenues		**21 119**	**20 850**	**19 938**
Cost of sales	24, 25	(15 756)	(15 497)	(14 813)
Gross profit		**5 363**	**5 353**	**5 125**
Gross margin		*25.4%*	*25.7%*	*25.7%*
Other operating income	27	118	85	78
Selling, general and administrative expenses	24	(4 500)	(4 394)	(4 192)
Other operating expenses	28	(169)	(20)	(69)
Operating profit		**812**	**1 024**	**942**
Operating margin		*3.8%*	*4.9%*	*4.7%*
Finance costs	29.1	(204)	(215)	(208)
Income from investments	29.2	23	12	6
Profit before taxes and discontinued operations		**631**	**821**	**740**
Income tax expense	22	(156)	(245)	(228)
Net profit from continuing operations		**475**	**576**	**512**
Result from discontinued operations (net of tax)	5.3	—	(1)	8
Net profit		**475**	**575**	**520**
Net profit attributable to non-controlling interests		—	1	6
Net profit attributable to equity holders of the Group (Group share in net profit)		**475**	**574**	**514**

(in EUR)				
Earnings per share	31			
Basic				
Net profit from continuing operations		4.72	5.74	5.07
Group share in net profit		4.71	5.73	5.16
Diluted				
Net profit from continuing operations		4.68	5.69	5.00
Group share in net profit		4.68	5.68	5.08

(in thousands)				
Weighted average number of shares outstanding				
Basic		100 684	100 271	99 803
Diluted		101 426	101 160	101 574

Consolidated Statement of Comprehensive Income

(in millions of EUR)	Note	2011	2010	2009
Net profit		**475**	**575**	**520**
Deferred gain (loss) on discontinued cash flow hedge		—	—	—
Reclassification adjustment to net profit		—	1	1
Tax (expense) benefit		—	—	—
Deferred gain (loss) on discontinued cash flow hedge, net of tax	16, 19	**—**	**1**	**1**
Gain (loss) on cash flow hedge		—	23	(31)
Reclassification adjustment to net profit		(5)	(15)	22
Tax (expense) benefit		2	(3)	3
Gain (loss) on cash flow hedge, net of tax	16, 19	**(3)**	**5**	**(6)**
Unrealized gain (loss) on financial assets available for sale		6	3	(7)
Reclassification adjustment to net profit		(4)	(1)	1
Tax (expense) benefit		—	—	1
Unrealized gain (loss) on financial assets available for sale, net of tax	16	**2**	**2**	**(5)**
Actuarial gain (loss) on defined benefit plans		(17)	1	(7)
Tax (expense) benefit		7	(1)	3
Actuarial gain (loss) on defined benefit plans, net of tax	16, 21	**(10)**	**—**	**(4)**
Exchange gain (loss) on translation of foreign operations		52	263	(131)
Reclassification adjustment to net profit		—	—	—
Exchange gain (loss) on translation of foreign operations	16	**52**	**263**	**(131)**
Other comprehensive income		**41**	**271**	**(145)**
Attributable to non-controlling interests		(1)	—	—
Attributable to equity holders of the Group		42	271	(145)
Total comprehensive income for the period		**516**	**846**	**375**
Attributable to non-controlling interests	16	(1)	1	6
Attributable to equity holders of the Group		517	845	369

Consolidated Statement of Changes in Equity

(in millions of EUR, except number of shares)

| | | | | | | **Attributable to Equity Holders of the Group** | | | | | | | | |
| | **Issued Capital** | | | **Treasury Shares** | | | **Other Reserves** | | | | | | | |
	Number of Shares	**Amount**	**Share Premium**	*Number of Shares*	**Amount**	**Retained Earnings**	**Discontinued Cash Flow Hedge Reserve**	**Cash Flow Hedge Reserve**	**Available-for-sale Reserve**	**Actuarial Gains and Losses Reserve**	**Cumulative Translation Adjustment**	**Share-holders' Equity**	**Non-controlling Interests**	**Total Equity**
Balances at January 1, 2009	*100 583 284*	50	2 725	*914 716*	(56)	2 678	(10)	—	7	(22)	(1 229)	4 143	52	4 195
Other comprehensive income	—	—	—	—	1	—	1	(6)	(5)	(5)	(131)	(145)	—	(145)
Net profit	—	—	—	—	—	514	—	—	—	—	—	514	6	520
Total comprehensive income for the period	—	—	—	—	1	514	1	(6)	(5)	(5)	(131)	369	6	375
Capital increases	*287 342*	—	14	—	—	—	—	—	—	—	—	14	—	14
Treasury shares purchased	—	—	—	*205 882*	(10)	—	—	—	—	—	—	(10)	—	(10)
Treasury shares sold upon exercise of employee stock options	—	—	(7)	*(165 012)*	11	—	—	—	—	—	—	4	—	4
Excess tax benefit (deficiency) on employee stock options and restricted shares	—	—	2	—	—	—	—	—	—	—	—	2	—	2
Tax payment for restricted shares vested	—	—	(2)	—	—	—	—	—	—	—	—	(2)	—	(2)
Share-based compensation expense	—	—	20	—	—	—	—	—	—	—	—	20	—	20
Dividend declared	—	—	—	—	—	(148)	—	—	—	—	—	(148)	(4)	(152)
Purchase of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(37)	(37)
Balances at December 31, 2009	*100 870 626*	50	2 752	*955 586*	(54)	3 044	(9)	(6)	2	(27)	(1 360)	4 392	17	4 409
Other comprehensive income	—	—	—	—	(1)	—	—	5	2	(1)	266	271	—	271
Net profit	—	—	—	—	—	574	—	—	—	—	—	574	1	575
Total comprehensive income for the period	—	—	—	—	(1)	574	—	5	2	(1)	266	845	1	846
Capital increases	*684 655*	1	25	—	—	—	—	—	—	—	—	26	—	26
Treasury shares purchased	—	—	—	*441 996*	(26)	—	—	—	—	—	—	(26)	—	(26)
Treasury shares sold upon exercise of employee stock options	—	—	(11)	*(408 722)*	22	—	—	—	—	—	—	11	—	11
Excess tax benefit (deficiency) on employee	—	—	1	—	—	—	—	—	—	—	—	1	—	1

(in millions of EUR, except number of shares)

	Attributable to Equity Holders of the Group													
	Issued Capital			Treasury Shares			Other Reserves							
	Number of Shares	Amount	Share Premium	*Number of Shares*	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Cash Flow Hedge Reserve	Available-for-sale Reserve	Actuarial Gains and Losses Reserve	Cumulative Translation Adjustment	Share-holders' Equity	Non-controlling Interests	Total Equity
stock options and restricted shares														
Tax payment for restricted shares vested	—	—	(5)	—	—	—	—	—	—	—	—	(5)	—	(5)
Share-based compensation expense	—	—	16	—	—	—	—	—	—	—	—	16	—	16
Dividend declared	—	—	—	—	—	(161)	—	—	—	—	—	(161)	(1)	(162)
Purchase of non-controlling interests	—	—	—	—	—	(31)	—	—	—	—	—	(31)	(16)	(47)
Balances at December 31, 2010	***101 555 281***	**51**	**2 778**	***988 860***	**(59)**	**3 426**	**(9)**	**(1)**	**4**	**(28)**	**(1 094)**	**5 068**	**1**	**5 069**
Other comprehensive income	—	—	—	—	—	—	—	(3)	2	(12)	55	42	(1)	41
Net profit	—	—	—	—	—	475	—	—	—	—	—	475	—	475
Total comprehensive income for the period	**—**	**—**	**—**	**—**	**—**	**475**	**—**	**(3)**	**2**	**(12)**	**55**	**517**	**(1)**	**516**
Capital increases	*336 909*	—	13	—	—	—	—	—	—	—	—	13	—	13
Call option on own equity instruments	—	—	(6)	—	—	—	—	—	—	—	—	(6)	—	(6)
Treasury shares purchased	—	—	—	*408 138*	(20)	—	—	—	—	—	—	(20)	—	(20)
Treasury shares sold upon exercise of employee stock options	—	—	(10)	*(213 050)*	14	—	—	—	—	—	—	4	—	4
Excess tax benefit (deficiency) on employee stock options and restricted shares	—	—	1	—	—	—	—	—	—	—	—	1	—	1
Tax payment for restricted shares vested	—	—	(4)	—	—	—	—	—	—	—	—	(4)	—	(4)
Share-based compensation expense	—	—	13	—	—	—	—	—	—	—	—	13	—	13
Dividend declared	—	—	—	—	—	(174)	—	—	—	—	—	(174)	—	(174)
Non-controlling interests resulting from business combinations	—	—	—	—	—	—	—	—	—	—	—	—	28	28
Purchase of non-controlling interests	—	—	—	—	—	4	—	—	—	—	—	4	(14)	(10)
Balances at December 31, 2011	***101 892 190***	**51**	**2 785**	***1 183 948***	**(65)**	**3 731**	**(9)**	**(4)**	**6**	**(40)**	**(1 039)**	**5 416**	**14**	**5 430**

Consolidated Statement of Cash Flows

(in millions of EUR)	Note	2011	2010	2009
Operating activities				
Net profit attributable to equity holders of the Group (Group share in net profit)		475	574	514
Net profit attributable to non-controlling interests		—	1	6
Adjustments for:				
Depreciation and amortization		586	575	515
Impairment	28	135	14	22
Allowance for losses on accounts receivable		11	6	20
Share-based compensation	21.3	13	16	20
Income taxes	22	156	245	227
Finance costs		204	216	209
Income from investments		(23)	(12)	(14)
Other non-cash items		7	(2)	3
Changes in operating assets and liabilities:				
Inventories		(147)	(108)	32
Receivables		(10)	(39)	(8)
Prepaid expenses and other assets		(15)	(10)	3
Accounts payable		(24)	98	58
Accrued expenses and other liabilities		(4)	16	20
Provisions		4	(24)	(13)
Interest paid		(196)	(202)	(199)
Interest received		11	11	9
Income taxes paid		(77)	(58)	(248)
Net cash provided by operating activities		**1 106**	**1 317**	**1 176**
Investing activities				
Business acquisitions, net of cash and cash equivalents acquired	4.1	(591)	(19)	(47)
Business disposals, net of cash and cash equivalents disposed	5.3	—	—	8
Purchase of tangible assets (capital expenditures)	8.9	(675)	(568)	(460)
Purchase of intangible assets (capital expenditures)	7	(87)	(92)	(60)
Sale of tangible and intangible assets		11	14	10
Sale and maturity of (investment in) debt securities, net		72	(13)	(5)
Purchase of other financial assets		(21)	(2)	(9)
Sale and maturity of other financial assets		28	15	8
Settlement of derivatives instruments		(2)	—	—
Net cash used in investing activities		**(1 265)**	**(665)**	**(555)**
Cash flow before financing activities		**(159)**	**652**	**621**
Financing activities				
Proceeds from the exercise of share warrants and stock options	16	13	32	16
Purchase of call option on own equity instruments	16	(6)	—	—
Treasury shares purchased	16	(20)	(26)	(10)
Purchase of non-controlling interests	4.2	(10)	(47)	(108)
Dividends paid	17	(173)	(161)	(148)
Dividends paid by subsidiaries to non-controlling interests		—	(1)	(4)
Escrow maturities		2	2	5
Borrowing under long-term loans, net of financing costs		408	(1)	230
Repayment of long-term loans		(224)	(42)	(327)
Repayment of lease obligations		(53)	(49)	(45)
Borrowings (repayments) of short-term loans, net		(85)	(49)	(91)
Settlement of derivative instruments		2	(1)	(14)
Net cash used in financing activities		**(146)**	**(343)**	**(496)**
Effect of foreign currency translation		(21)	10	(7)
Net (decrease) increase in cash and cash equivalents		**(326)**	**319**	**118**
Cash and cash equivalents at beginning of period	15	758	439	321
Cash and cash equivalents at end of period	15	432	758	439

Notes to the Financial Statements

1.   General Information

The principal activity of Delhaize Group (also referred to, with its consolidated and associated companies, except where the context otherwise requires, as "we," "us," "our," "the Group" and "the Company") is the operation of food supermarkets in eleven countries on three continents. The Group's sales network also includes other store formats such as proximity stores. In addition to food retailing, Delhaize Group engages in food wholesaling to affiliated stores in its sales network and independent wholesale customers and in retailing of non-food products such as pet products.

The Company is a limited liability company incorporated and domiciled in Belgium, with its shares listed on NYSE Euronext Brussels and on the New York Stock Exchange ("NYSE"), under the symbols "DELB" and "DEG", respectively.

The consolidated financial statements for the year ended December 31, 2011 as presented in this annual report were prepared under the responsibility of the Board of Directors and authorized for issue by the Board of Directors on March 7, 2012 subject to approval of the statutory non-consolidated financial statements by the shareholders at the Ordinary General Meeting to be held on May 24, 2012. In compliance with Belgian law, the consolidated accounts will be presented for informational purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2.   Significant Accounting Policies

2.1   Basis of Preparation

The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2011 except for the Delhaize Group's U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2011, 2010, and 2009 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 31, 2011, 52 weeks ended January 1, 2011 and 52 weeks ended January 2, 2010, respectively.

Delhaize Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU). The only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 *Financial Instruments: Recognition and Measurement*, which are not mandatory applicable in the EU (so-called "carve-out"). Delhaize Group is not affected by the carve-out and therefore for the Group there is no difference between the effective IFRS as issued by the IASB and adopted by the EU. We further refer to the comments made in connection with the Initial Application of New, Revised or Amended IASB Pronouncements in Note 2.2 and Standards and Interpretations Issued but not yet Effective in Note 2.5.

These financial statements have been prepared under the historical cost convention except for derivative financial instruments, available-for-sale financial assets and financial liabilities being part of a designated fair value hedge relationship that have been measured at their relevant fair values, as disclosed in the corresponding notes. Assets and disposal groups classified as held for sale have been measured at the lower of carrying value and fair value less costs to sell.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

2.2   Initial Application of New, Revised or Amended IASB Pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IFRSs and IFRIC interpretations that have been adopted as of January 1, 2011:

- Improvements to IFRS;
- Revised IAS 24 Related Party Disclosures*;*
- Amendments to IAS 32 *Classification of Rights Issues*;

- Amendments to IFRIC 14 *Prepayments of a Minimum Funding Requirement;* and
- IFRIC 19 *Extinguishing Financial Liabilities with Equity Instruments*.

The adoption of these new, amended or revised pronouncements did not have any significant impact on the consolidated financial statements of the Group.

2.3   Summary of Significant Accounting Policies

The principle accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all financial years presented except as explained in Note 2.2.

In the event of the presentation of discontinued operations, the comparative income statement is re-presented as if the operation presented as discontinued operations during the period had been discontinued from the start of the comparative period (See Note 5.3).

Principles of Consolidation

Subsidiaries are all entities - including special purpose entities - over which the Group has - directly or indirectly - the power to govern the financial and operating policies, which is generally accompanying a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that would be exercisable or convertible at year-end, if any, are considered when assessing whether the Group controls another entity. All subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. For a list of all subsidiaries, see Note 36.

Joint ventures are entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Joint ventures are proportionally consolidated from the date joint control is established, until such joint control ceases (see Note 36).

The Group currently holds no investments in entities over which Delhaize Group has significant influence, but no control ("associates").

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Accounting policies of subsidiaries or joint ventures have been adjusted, where necessary, to ensure consistency with the policies adopted by the Group.

All intragroup balances and transactions are eliminated in full when preparing the consolidated financial statements.

Non-controlling interests (also referred to as "minority interests") represent the portion of profit or loss and net assets that is not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the parent shareholders' equity. Transactions with non-controlling interests that do not result in loss of control are accounted for as transactions between shareholders and therefore have no impact on profit or loss (this applies also to related acquisition costs), nor on goodwill. The difference between fair value of any consideration received or paid and the relevant share acquired or disposed of the carrying value of net assets of the subsidiary is recorded directly in retained earnings. Prior to January 1, 2010, the Group applied a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. Consequently, acquisition of non-controlling interests were accounted for using the so-called "parent entity extension" method, whereby, the difference between the consideration paid and the book value of the share of the net assets acquired is recognized as goodwill.

Business Combinations and Goodwill

Business combinations occurring prior to January 1, 2010, were accounted for using the purchase method. Under this method, the cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired and contingent liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized directly in the income statement. When Delhaize Group acquires a business, embedded derivatives separated from the host contract by the acquiree are not reassessed on acquisition unless the business combination results in a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

Since January 1, 2010, following the revision of IFRS 3, business combinations are accounted for using the acquisition method, which is similar to the purchase method, but has certain significant differences. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree, that present ownership interests and that entitle their holders to a proportionate share of the entity's net assets in the event of liquidation, either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition costs incurred are expensed and included in "Selling, general and administrative expenses." When Delhaize Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date (except for lease and insurance agreements, which are classified on the basis of the contractual terms and other factors at the inception of the respective contract). This includes the separation of embedded derivatives in host contracts by the acquiree. If the business combination is achieved in stages, the acquisition date fair value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the acquirer will be initially recognised and subsequently measured at fair value. Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

After initial recognition, goodwill is not amortized, but annually reviewed for impairment and whenever there is an indication that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to each of the Group's cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Non-current Assets / Disposal Groups Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified and presented in the balance sheet as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. When a subsidiary is held for sale, all of its assets and liabilities are classified as held for sale, when the conditions are met, even when the Group retains a non-controlling interest.

Immediately before classification as held for sale, the assets (or components of a disposal group) are re-measured in accordance with the Group's accounting policies. Thereafter, non-current assets (or disposal group) held for sale are measured at the lower of their carrying amount or fair value less costs to sell. If the impairment exceeds the carrying value of the non-current assets within the scope of IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations* measurement guidance, Delhaize Group recognizes a separate provision to reflect the difference in its financial statements. Non-current assets are not depreciated or amortized once classified as held for sale. See further details in Note 5.2.

A discontinued operation is a component of a business that either has been disposed of, or is classified as held for sale, and:

• represents a separate major line of business or geographical area of operations;

• is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

• is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as a discontinued operation, the comparative income statements are re-presented as if the operation had been discontinued from the start of the comparative periods. The resulting profit or loss after taxes is reported separately in the income statements (see Note 5.3).

Translation of Foreign Currencies

• *Functional and presentation currency:* Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). Delhaize Group's financial statements are presented in (millions of) euros, the parent entity's functional and Group's "presentation currency," except where stated otherwise.

• *Foreign currency transactions and balances:* Foreign currency transactions of an entity are initially translated into its functional currency and recognized in its financial records at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently re-translated at the balance sheet date exchange rate into the functional currency of the entity. All gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement, except for exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future), which are recognized in the "Cumulative translation adjustment" component of equity. Foreign exchange gains and losses that relate to financial liabilities are presented in the income statement within "Finance costs" (see Note 29.1), while gains and losses on financial assets are shown as "Income from investments" (see Note 29.2).

Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined and gains or losses are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

- *Foreign group entities:* The results and balance sheets of all Group entities that have a functional currency different from the Group's presentation currency are translated into the presentation currency as follows:

  (a) the balance sheets of foreign subsidiaries are converted to euros at the year-end exchange rate (closing exchange rate);
  (b) goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate; and
  (c) the income statements are translated at the average daily exchange rate (i.e., the yearly average of exchange rates on each working day).

  The differences arising from the use of the average daily exchange rate for the income statement and the closing exchange rate for the balance sheet are recorded in the "Cumulative translation adjustment" being part of "Other Comprehensive Income" (OCI). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the income statement (as a "reclassification adjustment").

  None of the Group entities has the currency of a hyper-inflationary economy nor does Delhaize Group currently hedge net investments in foreign operations.

(in EUR)	Country	Closing Rate			Average Daily Rate		
		2011	2010	2009	2011	2010	2009
1 USD	U.S.	0.772857	0.748391	0.694155	0.718391	0.754318	0.716949
100 RON	Romania	23.130479	23.463163	23.605505	23.589913	23.740563	23.585462
1 BGN	Bulgaria	0.511292	—	—	0.511292	—	—
100 RSD	Serbia	0.955657	—	—	0.980873	—	—
100 ALL	Albania	0.719787	—	—	0.713878	—	—
1 BAM	Bosnia & Herzegovina	0.511292	—	—	0.511292	—	—
100 IDR	Indonesia	0.008524	0.008332	0.007339	0.008192	0.008304	0.006923

Intangible Assets

Intangible assets include trade names, customer relationships and favorable lease rights that have been acquired in business combinations (unfavorable lease rights are recognized as "Other liabilities" and released in analogy with SIC 15 *Operating Leases - Incentives*), computer software, various licenses and prescription files separately acquired. Separately acquired intangible assets are initially recognized at cost, while intangible assets acquired as part of a business combination are measured initially at fair value (see "Business Combinations and Goodwill"). Intangible assets acquired as part of a business combination that are held to prevent others from using them ("defensive assets") - often being brands with no intended future usage - are recognized separately from goodwill.

Expenditures on advertising or promotional activities, training activities and start-up activities, and on relocating or reorganizing part or all of an entity are recognized as an expense as incurred, i.e., when Delhaize Group has access to the goods or has received the services in accordance with the underlying contract.

Intangible assets are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization begins when the asset is available for use as intended by management. Residual values of intangible assets are assumed to be zero and are reviewed at each financial year-end.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique "for-own-use software" controlled by the Group are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software product so that it will be available for use;
- management intends to complete the software product and use it;
- there is an ability to use the software product;

- it can be demonstrated how the software product will generate probable future economic benefits;
- adequate technical, financial and other resources to complete the development and to use the software product are available; and
- the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs capitalized as part of the software product include software development employee costs and directly attributable overhead costs. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs recognized in a previous reporting period as an expense are not recognized as an asset in a subsequent period.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with finite lives are reviewed annually and are as follows:

- Prescription files   15 years
- Favorable lease rights   Remaining lease term
- Customer relationships   5 to 20 years
- Computer software   3 to 5 years
- Other intangible assets   3 to 15 years

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually and when there is an indication that the asset may be impaired. The Group believes that acquired and used trade names have indefinite lives because they contribute directly to the Group's cash flows as a result of recognition by the customer of each banner's characteristics in the marketplace. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assumption continues to be supportable. Changes, if any, would result in prospective amortization.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment, if any. Acquisition costs include expenditures that are directly attributable to the acquisition of the asset. Such costs include the cost of replacing part of the asset and dismantling and restoring the site of an asset if there is a legal or constructive obligation and borrowing costs for long-term construction projects if the recognition criteria are met. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Costs of day-to-day servicing of property, plant and equipment are recognized in the income statement as incurred.

Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets and starts when the asset is available for use as intended by management. When significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment. Land is not depreciated. The useful lives of tangible fixed assets are as follows:

- Buildings   33 to 50 years
- Permanent installations   3 to 25 years
- Machinery and equipment   3 to 14 years
- Furnitures, fixtures, equipment and vehicles   5 to 10 years

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "Other operating income" (see Note 27) or "Other operating expenses" (see Note 28) in the income statement.

Residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Investment Property

Investment property is defined as property (land or building - or part of a building - or both) held by Delhaize Group to earn rentals or for capital appreciation or both, rather than for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Delhaize Group recognizes any part of an owned (or leased under a finance lease) property that is leased to third-party retailers as investment property, unless it represents an insignificant portion of the property.

Investment property is measured initially at cost including transaction costs. Subsequent to initial recognition, Delhaize Group elected to measure investment property at cost, less accumulated depreciation and accumulated impairment losses, if any (i.e., applying the same accounting policies as for property, plant and equipment). The fair values, which reflect the market conditions at the balance sheet date, are disclosed in Note 9.

Leases

The determination of whether an agreement is, or contains a lease, is based on the substance of the agreement at inception date. Leases are classified as finance leases when the terms of the lease agreement transfer substantially all the risks and rewards incidental to ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets at the lower of fair value or present value of the minimum lease payments at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are allocated between finance costs and a reduction of the lease obligation to achieve a constant rate of interest over the lease term. Finance lease assets and leasehold improvements are depreciated over the shorter of the expected useful life of similar owned assets or the relevant lease term.

Rents paid on operating leases are charged to income on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction of rent expense.

In connection with investment property, where the Group is the lessor, leases where the Group does not transfer substantially all the risk and rewards incident to the ownership of the investment property are classified as operating leases and are generating rental income. Contingent rents are recognized as other operating income (see Note 27) in the period in which they are earned.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use ("qualifying assets") are capitalized as part of the respective asset. All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that Delhaize Group incurs in connection with the borrowing of funds.

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When a grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When a grant relates to an asset, it is recognized as deferred income and recognized in the income statement as other operating income (see Note 27) on a systematic basis over the expected useful life of the related asset.

Inventories

Inventories are valued at the lower of cost on a weighted average cost basis and net realizable value. Costs of inventory include all costs incurred to bring each product to its present location and condition. Inventories are written down on a case-by-case basis if the anticipated net realizable value (anticipated selling price in the course of ordinary business less the estimated costs necessary to make the sale) declines below the carrying amount of the inventories. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction and volume incentives. These "vendor allowances" are included in the cost of inventory and recognized in the income statement when the product is sold, unless they represent reimbursement of a specific, incremental and identifiable cost incurred by the Group to sell the vendor's product in which case they are recorded immediately as a reduction of the corresponding selling, general and administrative expenses. Estimating rebates from suppliers requires in certain cases the use of assumptions and judgment regarding specific purchase or sales level and to estimate related inventory turnover.

Cash and Cash Equivalents

Cash and cash equivalents include cash at call with banks and on hand and short-term deposits with an original maturity of three months or less. Negative cash balances (bank overdrafts) are reclassified on the balance sheet to "Other current liabilities."

Impairment of Non-Financial Assets

At each reporting date, the Group assesses whether there is an indication that a non-financial asset (hereafter "asset") may be impaired. If such indications are identified, the asset's recoverable amount is estimated. Further, goodwill and intangible assets with indefinite lives or that are not yet available for use are tested annually for impairment, which at Delhaize Group is in the fourth quarter of the year and whenever there is an indication that goodwill may be impaired.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. As independent cash flows are often not available for individual assets, for the purpose of impairment testing, assets need to be grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets ("cash generating unit" or CGU).

In determining fair value less costs to sell for individual assets or CGUs, appropriate valuation models are used, which are supported by valuation multiples or other available fair value indicators.

Goodwill acquired in a business combination is, for the purpose of impairment testing, allocated to the CGUs that are expected to benefit from the synergies of the combination and that represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and that is not larger than an operating segment before aggregation (see further Note 6).

An impairment loss of a continuing operation is recognized in the income statement in "Other operating expenses" (see Note 28) if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses recognized for CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

If the impairment of assets, other than goodwill, is no longer justified in future periods due to a recovery in fair value or value in use of the asset, the impairment is reversed. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill impairment is never reversed.

Non-derivative Financial Assets

Delhaize Group classifies its non-derivative financial assets (hereafter "financial assets") within the scope of IAS 39 *Financial Instruments: Recognition and Measurement* into the following categories: held-to-maturity, loans and receivables and available-for-sale. Delhaize Group currently holds no financial assets that would be classified as measured at fair value through profit or loss. The Group determines the classification of its financial assets at initial recognition.

These financial assets are initially recorded at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial assets.

- *Held-to-maturity investments:* Financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, and through the amortization process.
  In case the Group sells a more than an insignificant amount of its financial assets classified as held-to-maturity, any remaining held-to-maturity assets would have to be reclassified as available-for-sale financial assets (see Note 11). In such an event, two full financial years must pass before Delhaize Group can again classify financial assets as held-to-maturity ("tainting rules").
- *Loans and receivables:* Financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such financial assets are subsequent to initial recognition carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired and through the amortization process. The Group's loans and receivables comprise "Other financial assets" (see Note 12), "Receivables" (see Note 14) and "Cash and cash equivalents" (see Note 15).
  Trade receivables are subsequently measured at amortized cost less a separate impairment allowance. An allowance for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and the amount of the loss is recognized in the income statement within "Selling, general and administrative expenses." Impaired receivables are derecognized when they are determined to be uncollectible.
- *Available-for-sale investments:* Available-for-sale investments are financial assets that are either designated in this category or not classified in any of the other categories. After initial measurement, available-for-sale investments are measured at fair value with unrealized gains or losses recognized directly in OCI, until the investment is derecognized or impaired, at which time the cumulative gain or loss recorded in the available-for-sale reserve is recognized in the income statement as a reclassification adjustment.

Delhaize Group mainly holds quoted investments and the fair value of these are predominately based on current bid prices (see further Note 10.1). The Group monitors the liquidity of the quoted investments to identify inactive markets, if any. In a very limited number of cases, e.g., if the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques making maximum use of market inputs, including broker prices from independent parties, and relying as little as possible on entity-specific inputs, in which case the Group ensures that they are consistent with the fair value measurement objective and is consistent with any other market information that is available.

For available-for-sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired. For investments in debt instruments, the impairment is assessed based on the same criteria as financial assets carried at amortized cost (see above "Loans and receivables"). Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement. For investments in equity instruments the objective evidence for impairment include a significant or prolonged decline in the fair value of the investment below its costs. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognized directly in equity (OCI).

Available-for-sale financial assets are included in "Investments in securities" (see Note 11). They are classified as non-current assets except for investments with a maturity date less than 12 months from the balance sheet date.

Non-derivative Financial Liabilities

IAS 39 *Financial Instruments: Recognition and Measurement* contains two categories for non-derivative financial liabilities (hereafter "financial liabilities"): financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Delhaize Group mainly holds financial liabilities measured at amortized cost, which are included in "Debts," "Borrowings," "Accounts payable" and "Other liabilities." In addition, the Group issued financial liabilities, which are part of a designated fair value hedge relationship (see Note 19).

All financial liabilities are recognized initially at fair value, plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. The fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date for financial liabilities actively traded in organized financial markets.

- *Financial liabilities measured at amortized cost* are measured at amortized cost after initial recognition. Amortized cost is computed using the effective interest method less principal repayment. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added to or subtracted from the carrying amount of the instrument.

- *Convertible notes and bonds* are compound instruments, usually consisting of a liability and equity component. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds from the issuance of the convertible debt and the fair value of the liability component of the instrument represents the value of the embedded option to convert the liability into equity of the Group and is recorded in equity. Transaction costs are apportioned between the liability and equity component of the convertible instrument based on the allocation of proceeds to the liability and equity component when the instruments are initially recognized. The financial liability component is measured at amortized cost until it is extinguished on conversion or redemption. The carrying amount of the embedded conversion option is not re-measured in subsequent years. Convertible bonds are included in "Debts" on the balance sheet (see Note 18).

- An *exchange between existing borrower and lenders* or *a modification in terms* of a debt instrument is accounted for as a debt extinguishment of the original financial liability and the recognition of a new financial liability, if the terms are substantially different. For the purpose of IAS 39, the terms are substantially different if the discounted presented value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized, together with the difference in present values, over the remaining term of the modified financial liability.

Derivative Financial Instruments

While at recognition the initial measurement of derivative contracts is at fair value, the subsequent accounting for derivative financial instruments depends on whether the derivative is designated as an effective hedging instrument, and if so, the nature of the item being hedged (see "Hedge Accounting" below).

- *Economic hedges:* Delhaize Group does not hold or issue derivatives for speculation/trading purposes. The Group uses derivative financial instruments - such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments - solely to manage its exposure to interest rates and foreign currency exchange rates. Derivatives not being part of an effective designated hedge relationship are therefore only entered into in order to achieve "economic hedging." This means that, e.g., foreign exchange forward contracts and currency swaps are not designated as hedges and hedge accounting is not applied as the gain or loss from re-measuring the derivative is recognized in profit or loss and naturally offsets the gain or loss arising on re-measuring the underlying instrument at the balance sheet exchange rate (see Note 19).

  These derivatives are mandatory classified as held-for-trading and initially recognized at fair value, with attributable transaction costs recognized in profit or loss when incurred. Subsequently, they are re-measured at fair value. Derivatives are accounted for as assets when the fair value is positive and as liabilities when the fair value is negative (see Note 19).

  The fair value of derivatives is the value that Delhaize Group would receive or have to pay if the financial instruments were discontinued at the reporting date. This is calculated on the basis of the contracting parties' relevant exchange rates, interest rates and credit ratings at the reporting date. In the case of interest-bearing derivatives, the fair value corresponds to the dirty price or full fair value (i.e. including any interest accrued).

  Any gains or losses arising from changes in fair value on these derivatives are taken directly to the income statement. As Delhaize Group enters into derivative financial instruments contracts only for economic hedging purposes, the classification of the changes in fair value of the derivative follow the underlying (i.e., if the economically hedged item is a financial asset, the changes in fair value of the derivative are classified as "Income from investment," Note 29.2; if the underlying is a financial liability, the changes in fair value of the derivative are classified as "Finance costs," Note 29.1).

  Derivatives are classified as current or non-current or separated into a current or non-current portion based on an assessment of the facts and circumstances.

- *Embedded derivatives* are components of hybrid instruments that include non-derivative host contracts. Such embedded derivatives are separated from the host contract and accounted separately, if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instruments are not measured at fair value through profit or loss. The accounting for any separated derivative follows the general guidance summarized above.

Hedge Accounting

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group intends to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or (forecast) transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

- *Cash flow hedges* are used to protect the Group against fluctuations in future cash flows of assets and liabilities recognized in the balance sheet, from firm commitments (in the case of currency risk) or from highly probable forecast transactions. In such a cash flow hedge relationship, the changes in the fair value of the derivative hedging instrument are recognized directly in OCI to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. Amounts accumulated in OCI are recycled in the income statement in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place).

  If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI and presented in the discontinued cash flow hedge reserve in equity remains in there until the hedged item affects profit or loss.

- *Fair value hedges* are used to hedge the fair values of assets or liabilities recognized in the balance sheet or firm commitments not yet recognized in the financial statements. When designated as such a fair value hedge, the gain or loss from re-measuring the hedging instrument at fair value is recognized in profit or loss. Additionally, the gain or loss on the hedged item, attributable to the hedged risk, is recognized in profit or loss by adjusting the carrying amount of the hedged item. Delhaize Group usually hedges financial liabilities. As for economic hedges, the changes in the hedging instrument follow the hedged item and, therefore, they are usually presented in the income statement as "Finance costs" (see Note 29.1).

- *Hedges of a net investment:* Delhaize Group currently does not hedge any of its net investments in any of its foreign operations.

Share Capital and Treasury Shares

- *Ordinary shares:* Delhaize Group's ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

- *Treasury shares:* Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company's equity holders.

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in OCI or in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group's subsidiaries and associates operate and generate taxable income. Provisions and receivables are established on the basis of amounts expected to be paid to or recovered from the tax authorities.

Deferred tax liabilities and assets are recognized, using the liability method, on temporary differences arising between the carrying amount in the consolidated financial statements and the tax basis of assets and liabilities. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the temporary differences reverse.

Deferred tax liabilities are recognized for temporary differences arising on investments in subsidiaries, associates and interests in joint ventures, if any, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are only offset if there is a legally enforceable right to set off current tax liabilities and assets and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Group elected to present interest and penalties relating to income taxes in "Income tax expense" in the income statement.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at balance sheet date at management's best estimate of the expenditures expected to be required to settle the obligation, discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risk specific on the liability, if material. Where discounting is used, the increase in the provision due to the passage of time ("unwinding of the discount") is recognized within "Finance costs" (see Note 29.1).

- *Store closing costs:* Delhaize Group regularly reviews its stores operating performance and assesses the Group's plans for certain store closures. Closing stores results in a number of activities required by IFRS in order to appropriately reflect the value of assets and liabilities and related store closing costs, such as a review of net realizable value of inventory or review for impairment of assets or cash generating units (for both activities see accounting policies described above). In addition, Delhaize Group recognizes "Closed store provisions," which consist primarily of provisions for onerous contracts and severance ("termination") costs (for both see further below). Costs recognized as part of store closings are included in "Other operating expenses" (see Note 28), except for inventory write-downs, which are classified as "Cost of sales" (see Note 25). If appropriate (see accounting policy for "Non-Current Assets / Disposal Groups and Discontinued Operations" above), stores are accounted for in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations.*

  Onerous contracts: IAS 37 Provisions, Contingent Liabilities and Contingent Assets requires the recognition of a provision for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, at the latest upon actual closing, Delhaize Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfill the agreements exceeds the expected benefits from such agreements, which comprises the estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. The adequacy of the closed store provision is dependent upon the economic conditions in which stores are located which will impact the Group's ability to realize estimated sublease income. Owned and finance leased stores that are closed and rented out to third-parties are reclassified as investment property (see Note 9).

When termination costs are incurred in connection with a store closing, a liability for the termination benefits is recognized in accordance with IAS 19 Employee Benefits, when the Group is demonstrably committed to the termination for the estimated settlement amount, which is when the implementation of a formal plan has started or the main features have been announced to those affected (see also "Employee Benefits" below).

Store closing provisions are reviewed regularly to ensure that accrued amounts appropriately reflect management's best estimate of the outstanding commitments and that additional expenses are provided for or amounts that are no longer needed for their originally intended purpose are released.

Self-insurance: Delhaize Group is self-insured for workers' compensation, general liability, vehicle accidents, pharmacy claims, health care and property insurance in the U.S. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Excess loss protection above certain maximum retained exposures is provided by external insurance companies.

- *Restructuring provisions* are recognized when the Group has approved a detailed formal restructuring plan, and the restructuring either has commenced or has been announced to those affected by it. Any restructuring provision contains only those expenditures that are directly arising from the restructuring and are both necessarily entailed by the restructuring and not associated with the ongoing activity of the Group. Future operating losses are therefore not provided for.

Employee Benefits

- A *defined contribution plan* is a post-employment benefit plan under which the Group pays fixed contributions - usually to a separate entity - and has no legal or constructive obligation to pay further contributions, regardless of the performance of funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as "Employee benefit expense" when they are due (see Note 21.1).

- A *defined benefit* plan is a post-employment benefit plan other than a defined contribution plan (see above), which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group's net obligation recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets - which in the case of funded plans are usually held by a long-term employee benefit fund or qualifying insurance company and are not available to the creditors of the Group nor can they be paid directly to the Group - and adjustments for past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realizable during the life of the plan or on settlement of the plan liabilities.

Delhaize Group recognizes actuarial gains and losses, which represent adjustments due to experience and changes in actuarial assumptions, fully in the period in which they occur in OCI.

Past service costs are recognized immediately in the income statement unless the changes to the plan are conditional on the employee remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.

Pension expense is included in "Cost of sales" and in "Selling, general and administrative expenses." See for details of Delhaize Group's defined benefit plans Note 21.1.

- *Other post-employment benefits:* some Group entities provide post-retirement healthcare benefits to their retirees. The Group's net obligation in respect of long-term employee benefit plans other than pension plans is the amount of future benefit that employees have earned in return for their services in the current or prior periods. Such benefits are discounted to determine their present value and the fair value of any related asset is deducted. The calculation is performed using the projected unit credit method and any actuarial gain or loss is recognized in OCI in the period in which it arises. These obligations are valued annually by independent qualified actuaries. See for details of Delhaize Group's other post-employment benefit plans Note 21.2.

- *Termination benefits:* are recognized when the Group is demonstrably committed, without realistic possibility of withdrawal, to a detailed formal plan to terminate employment before the normal retirement date. In addition, Delhaize Group recognizes expenses in connection with termination benefits for voluntary terminations if the Group has made an offer of voluntary termination, if it is probable that the offer will be accepted and the number of acceptances can be measured reliably.

- *Profit-sharing and bonus plans:* the Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments. The Group recognizes a provision if contractually obliged or if there is a past practice that has created a constructive obligation (see Note 21.3).

- *Share-based payments:* the Group operates various equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options or warrants) of the Group. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The total amount to be expensed is determined by reference to the grant date fair value of the share-based awards and is calculated using the Black-Scholes-Merton valuation model (for details see Note 21.3). The share-based compensation plans operated by Delhaize Group currently do not contain any non-market vesting conditions, but only service vesting conditions.

  The total amount expensed is recognized in the income statement - together with a corresponding increase in equity - over the vesting period of the share-based award, which is the period over which all of the specified vesting conditions are to be satisfied. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest.

  In the event of a modification of the terms of an equity-settled award, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense would be recognized for any modification which increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.

  Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

  Any proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when options are exercised. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 31).

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received excluding discounts, rebates, and sales taxes or duty. The Group assesses its revenue arrangements against the criteria included in the appendix to IAS 18 *Revenue* in order to determine if it is acting as principal or agent.

- *Sales of products* to the Group's retail customers are recognized at the point of sale and upon delivery of groceries to Internet or telephone order customers. In addition, Delhaize Group generates revenue from sales to its wholesale customers, which are recognized upon delivery to or pick-up by the wholesale customer.

  As stated above, sales are recorded net of sales taxes, value-added taxes and discounts and incentives. These include discounts from regular retail prices for specific items and "buy-one, get-one-free"-type incentives that are offered to retail customers through the Group's customer loyalty programs. Discounts provided by vendors, in the form of manufacturer's coupons, are recorded as a receivable.

  Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer.

  The Group maintains various loyalty points programs whereby customers earn points for future purchases. These customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is then recognized as revenue when the award credits are redeemed.

- The Group generates limited revenues from *franchise fees*, which are recognized in net sales when the services are provided or franchise rights used.

- For certain products or services, such as the sale of lottery tickets, third-party prepaid phone cards, etc., Delhaize Group acts as an agent and consequently records the amount of *commission income* in its net sales.

- *Rental income* from investment property is recognized in profit or loss on a straight-line basis over the term of the lease and included in "Other operating income" (see Note 27).

- *Interest Income* is recognized as interest accrues (using the effective interest method) and is included in "Income from investments" (see Note 29.2).

- *Dividend income* is recognized when the Group's right to receive the payment is established. The income is included in "Income from investments" (see Note 29.2).

Cost of Sales

Cost of sales includes the purchase cost of products sold and all costs associated with getting the products into the retail stores including buying, warehousing and transportation costs. Finally, cost of sales includes appropriate vendor allowances (see also accounting policy for "Inventories" above).

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments. At Delhaize Group, the CODM is the Executive Committee (see Note 3).

2.4 Significant Use of Estimates, Assumptions and Judgment

The preparation of financial statements in conformity with IFRS requires Delhaize Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and income and expenses, which inherently contain some degree of uncertainty. These estimates are based on experience and assumptions Delhaize Group believes to be reasonable under the circumstances. By definition, actual results could and will often differ from these estimates. In the past, the Group's estimates generally have not deviated materially from actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts in the consolidated financial statements is included in, but not limited to, the following notes:

- Note 4.1 - Business combinations
- Notes 5.2, 5.3 - Disposal Group Classified as Held for Sale and Discontinued Operations;
- Notes 6, 7, 8, 11, 14, 19 - Assessing assets for impairment and fair values of financial instruments;
- Notes 13, 25 - Accounting for vendor allowances;
- Note 18.3 - Classification of leases;
- Note 20 - Provisions;
- Note 21 - Employee Benefits;
- Note 22 - Income Taxes.

2.5 Standards and Interpretations Issued but not yet Effective

The following standards, amendments to or revisions of existing standards or interpretations have been published and are mandatory for the Group's accounting periods beginning on January 1, 2012 or later periods. Unless otherwise indicated below, Delhaize Group is still in the process of assessing the impact of these new standards, interpretations, or amendments to its consolidated financial statements and does not plan to early adopt them:

- Amendments to IAS 1 *Presentation of Items of Other Comprehensive Income* (applicable for annual periods beginning on or after July 1, 2012): Following the adoption of the amendment the Group will have to modify its presentation by grouping items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The Group believes that the initial application will have little impact on the Group's consolidated financial statements.
- Amendments to IAS 19 *Employee Benefits* (applicable for annual periods beginning on or after January 1, 2013): The amendment will require, besides others, replacing interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset).
- Amendments to IAS 32 *Offsetting Financial Assets and Financial Liabilities* (applicable for annual periods beginning on or after January 1, 2014). The amendment adds application guidance to the existing financial asset and financial liabilities offsetting requirements in IAS 32. The Group believes that the initial application of the amendment should have minimal impact on its consolidated financial statements.

- Amendments to IFRS 7 *Disclosures - Offsetting Financial Assets and Financial Liabilities* (applicable for annual periods beginning on or after January 1, 2013). The change will require specific disclosures to all recognised financial instruments that are offset or that are subject to an enforceable master netting arrangements.

- Amendments to IAS 12 *Income Taxes* (applicable for annual periods beginning on or after January 1, 2012): The Group is currently measuring its investment property at amortized cost so the initial application of the amendment will have no impact on Delhaize Group's consolidated financial statements.

- Amendments to IFRS 7 *Derecognition Disclosure* (applicable for annual periods beginning on or after July 1, 2011): The amendment requires additional disclosures for risk exposures arising from financial assets that the Group has transferred but, not necessarily derecognized from its consolidated balance sheet.

- IFRS 9 *Financial Instruments* (applicable for annual periods beginning on or after January 1, 2015): On November 12, 2009, the IASB published the first part of IFRS 9, the accounting standard that will eventually replace IAS 39 *Financial Instruments: Recognition and Measurement*. The revised guidance included in IFRS 9 relates to classification and measurement of financial assets alone and applies a "business model" and "characteristics of the financial asset" test to assess if, after initial recognition at fair value, a financial asset is subsequently measured at amortized cost or at fair value. All financial assets that are equity investments are measured at fair value either through OCI or profit or loss. This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case they must be measured at fair value through profit or loss.

  Delhaize Group is in the process of reviewing the revised guidance in order to assess the full impact IFRS 9 might have on its consolidated financial statements. The Group believes that IFRS 9 will result in a change of the accounting of most of the Group's available-for-sale investments (see Note 11), which are likely to fall under the amortized cost measurement category of IFRS 9, while they are currently measured at fair value through OCI.

  On October 28, 2010, the IASB issued the second part of IFRS 9 dealing with the *Recognition and Measurement of Financial Liabilities*, which is also applicable for annual periods beginning on or after January 1, 2015. The IASB has retained the existing guidance in IAS 39 regarding classifying and measuring financial liabilities, except for those liabilities where the fair value option has been elected, which is currently not the case for any of Delhaize Group's financial liabilities. Therefore, the Group does not expect that the IFRS 9 guidance will have an impact on its consolidated financial statement with respect to financial liabilities.

  On December 16, 2011, the IASB modified the mandatory effective date of IFRS 9 for annual periods beginning on or after 1 January 2015. The change modified the guidance about the disclosure requirements an entity needs to make when it first applies IFRS 9. In parallel with the amendment of IFRS 9, the IASB also modified IFRS 7 *Financial Instruments: Disclosures* and added specific requirements that an entity should disclose upon the initial application of IFRS 9.

- IFRS 10 *Consolidated Financial Statements* and Amendments to IAS 27 *Separate Financial Statements* (applicable for annual periods beginning on or after January 1, 2013). IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. The remaining guidance of IAS 27 deals now solely with separate financial statements.

- IFRS 11 *Joint Arrangements* and Amendments to IAS 28 *Investments in Associates and Joint Ventures* (applicable for annual periods beginning on or after January 1, 2013): Although IFRS 11 modifies the currently existing definition of joint control of IAS 31, the determination will still be based on the concept of unanimous consent. IFRS 11 classfies joint arrangements into two types - joint operations and joint ventures and will require that investments in joint venture are accounted for using the equity method in accordance with IAS 28, which has been amended to include additional guidance on the application of the equity method. The requirement to account for joint ventures using the equity method will impact the accounting of the Group's investment in Super Indo which is currently proportionately consolidated.

- IFRS 12 *Disclosures of Interests in Other Entities* (applicable for annual periods beginning on or after January 1, 2013): The standard includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

- IFRS 13 *Fair Value Measurements* (applicable for annual periods beginning on or after January 1, 2013): The standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements will not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

2.6   Financial Risk Management, Objectives and Policies

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Delhaize Group's principal financial liabilities, other than derivatives, comprise mainly debts and borrowings and trade and other payables. These financial liabilities are mainly held in order to raise funds for the Group's operations. On the other hand, the Group holds notes receivables, other receivables and cash and cash-equivalents that result directly from the Group's activities. The Group also holds several available-for-sale investments. Delhaize Group uses derivative financial instruments to hedge certain risk exposures.

The risks to which the Group is exposed are evaluated by Delhaize Group's management and Board of Directors and discussed in the section "Risk Factors" in this annual report.

3. Segment Information

IFRS 8 applies the so-called "management approach" to segment reporting and requires the Group to report financial and descriptive information about its reportable segments. Such reportable segments are operating segments or aggregations of operating segments that meet specified criteria.

Operating segments are components of an entity, which engage in business activities from which they may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components, about which discrete financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. The Group is required to report separate information about each operating segment that:

> (a)   has been identified as described above or results from aggregating two or more of those segments if they exhibit similar long-term financial performance and have similar economic characteristics; and

> (b)   exceeds certain quantitative thresholds.

Delhaize Group identified the Executive Committee as its CODM and defined operating segments based on the information provided to the Executive Committee. Delhaize Group subsequently reviewed these operating segments to establish, if any of these individual operating segments can be considered to have similar economic characteristics and exhibit similar long-term financial performance as described by IFRS 8, which the standard allows to aggregate into one single operating segment. In a final step, reportable segments have been identified, which represent operating segments that exceed the quantitative thresholds defined by IFRS 8, requiring individual disclosure, and those operating segments that do not pass these thresholds have been aggregated into the "Southeastern Europe and Asia" segment.

Management finally concluded that the reader of the Group's financial statements would benefit from distinguishing operating from non-operating - other business activities - and, therefore, decided to aggregate only the remaining operating segments relating to operating activities into the "Southeastern Europe and Asia" reportable segment, thus, allowing the corporate activities of the Group to be disclosed separately in the segment "Corporate."

In the first quarter of 2011, Delhaize Group announced the acquisition of 100% of the retail company Delta Maxi Group, operating in five countries in the Balkan area, which, combined with the Group's existing operations in Greece and Romania makes Delhaize Group a leading retailer in Southeastern Europe (see Note 4). Kostas Macheras, Executive Vice President of Delhaize Group, was named the Chief Executive Officer of Southeastern Europe and is the responsible segment manager for that regional area. In order to reflect these responsibilities and mirror the increased regional focus of the Group's operations, Delhaize Group amended its internal reporting and has provided since January 2011 sub-consolidated information for Southeastern Europe to the CODM. Consequently, Delhaize Group decided that Greece will no longer be a - voluntarily disclosed - separate reportable segment, but subsumed in the "Southeastern Europe and Asia" (SEE & Asia) segment, previously called "Rest of the World." The comparative figures of the SEE & Asia segment information for the financial years 2010 and 2009 have been amended in order to reflect the revised segment reporting.

During 2011, Delhaize Group continued the implementation of the U.S. organizational restructuring. Effective March 1, 2011, Ron Hodge, was named CEO of Delhaize America, being responsible for all aspects of the U.S. operations of Delhaize Group, including operations, corporate functions and support services. Simultaneously, the Group reflected this organizational and structural change in its internal reporting. While in the past, separate operating results for Food Lion, Hannaford and Sweetbay had been provided to the CODM, as of January 2011, the CODM reviews only operating results information for Delhaize America as a whole. Consequently, while previously the Group's U.S. operations represented three different operating segments that were then aggregated into one single aggregated operating segment, as from 2011 onwards, Delhaize Group's U.S. operations represent one operating segment ("Delhaize America"). This change has no immediate impact on information provided as part of the Group's segment reporting, but results in a consequential amendment to the level at which goodwill is monitored internally by management, which is now also done at Delhaize America level (see Note 6).

Overall, this results in a geographical segmentation of the Group's business, based on the location of customers and stores, which matches the way Delhaize Group manages its operations.

The Executive Committee reviews the performance of Delhaize Group's segments against a number of measures, of which operating profit represents the most important measure of profit or loss. The amount of each segment item reported is measured using the amounts reported to the CODM, which equals consolidated IFRS financial information. Therefore, as the information provided to the CODM and disclosed as segment information represents consolidated IFRS financial information, no reconciling items need to be disclosed.

The operating segments information for 2011, 2010 and 2009 is as follows:

Year ended December 31, 2011 (in millions of EUR)	United States	Belgium[2]	Southeastern Europe and Asia[3]	Corporate	Total
Revenues[1]	13 815	4 845	2 459	—	21 119
Cost of sales	(10 049)	(3 825)	(1 882)	—	(15 756)
Gross profit	3 766	1 020	577	—	5 363
Gross margin	*27.3 %*	*21.0 %*	*23.5 %*	—	*25.4 %*
Other operating income	67	41	10	—	118
Selling, general and administrative expenses	(3 142)	(814)	(504)	(40)	(4 500)
Other operating expenses	(157)	(4)	(3)	(5)	(169)
Operating profit	534	243	80	(45)	812
Operating margin	*3.9 %*	*5.0 %*	*3.3 %*	—	*3.8 %*
Operating profit from discontinued operations	—	—	—	—	—
Other information					
Assets	7 752	1 886	2 460	144	12 242
Liabilities	2 765	1 211	783	2 053	6 812
Capital expenditures	416	142	185	19	762
Non-cash operating activities:					
Depreciation and amortization	410	107	60	9	586
Impairment loss[4]	130	1	1	3	135
Share-based compensation	11	1	—	1	13

Year ended December 31, 2010 (in millions of EUR)	United States	Belgium[2]	Southeastern Europe and Asia[3]	Corporate	Total
Revenues[1]	14 187	4 800	1 863	—	20 850
Cost of sales	(10 272)	(3 803)	(1 422)	—	(15 497)
Gross profit	3 915	997	441	—	5 353
Gross margin	*27.6 %*	*20.8 %*	*23.7 %*	—	*25.7 %*
Other operating income	43	36	6	—	85
Selling, general and administrative expenses	(3 189)	(795)	(377)	(33)	(4 394)
Other operating expenses	(16)	(2)	(2)	—	(20)
Operating profit	753	236	68	(33)	1 024
Operating margin	*5.3 %*	*4.9 %*	*3.7 %*	—	*4.9 %*
Operating profit from discontinued operations	—	—	—	—	—
Other information					
Assets	7 850	1 806	1 014	232	10 902
Liabilities	2 592	1 141	508	1 592	5 833
Capital expenditures	410	128	113	9	660
Non-cash operating activities:					
Depreciation and amortization	423	104	39	9	575
Impairment loss[4]	13	—	1	—	14
Share-based compensation	14	1	—	1	16

Year ended December 31, 2009 (in millions of EUR)	United States	Belgium[2]	Southeastern Europe and Asia[3]	Corporate	Total
Revenues[1]	13 618	4 616	1 704	—	19 938
Cost of sales	(9 817)	(3 690)	(1 306)	—	(14 813)
Gross profit	3 801	926	398	—	5 125
Gross margin	*27.9 %*	*20.0 %*	*23.4 %*	—	*25.7%*
Other operating income	34	36	8	—	78
Selling, general and administrative expenses	(3 046)	(772)	(346)	(28)	(4 192)
Other operating expenses	(60)	(5)	(2)	(2)	(69)
Operating profit	729	185	58	(30)	942
Operating margin	*5.4 %*	*4.0 %*	*3.4 %*	—	*4.7 %*
Operating profit from discontinued operations	—	1	—	—	1
Other information					
Assets	6 927	1 750	897	174	9 748
Liabilities	2 670	1 027	550	1 092	5 339
Capital expenditures	331	115	70	4	520
Non-cash operating activities:					
Depreciation and amortization	381	89	36	9	515
Impairment loss[4]	17	3	—	2	22
Share-based compensation	18	1	—	1	20

_____

(1) All revenues are from external parties.

(2) Belgium includes Delhaize Group's operations in Belgium and the Grand Duchy of Luxembourg.

(3) Southeastern Europe and Asia includes in 2011 the Group's operations in Greece, Romania, Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro, Albania and Indonesia and in 2010 and 2009 the Group's operations in Greece, Romania and Indonesia.

(4) No impairment loss was recorded or reversed in equity.

Delhaize Group's operation of retail supermarkets represents approximately 90% of the Group's consolidated revenues. The remaining revenue represents wholesale retail revenues. Total revenues can be further analyzed as follows:

(as a percentage of revenues)	2011	2010	2009
Retail revenues			
- Food - perishable	37.9%	40.0%	39.4%
- Food - non-perishable	36.1%	35.5%	35.9%
- Non-food	15.0%	13.8%	14.1%
Total retail revenues	89.0%	89.3%	89.4%
Wholesale revenues	11.0%	10.7%	10.6%
Total revenues	**100.0%**	**100.0%**	**100.0%**

Delhaize Group is not reliant on any individual major customer and, consequently, there are no individual customers where the total amount of revenue derived from that customer would be more than 10% of Delhaize Group's revenue.

4. Business Combinations and Acquisition of Non-controlling Interests

4.1 Business Combinations

Acquisitions during 2011

During 2011, Delhaize Group entered into one significant and several small agreements that have resulted in the acquisition of businesses and were accounted for under IFRS 3. The details of the acquisition of Delta Maxi Group are described below. The small agreements allowed the acquisition of 17 individual stores in various parts of the world, the total consideration transferred during 2011 for these transactions was EUR 16 million and resulted in an increase of goodwill of EUR 10 million, mainly representing expected benefits from the integration of the stores into the existing sales network, the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

In addition, the Group made a final payment of EUR 1 million during 2011 related to the acquisition of stores which occurred in 2010.

Acquisition of Delta Maxi Group

On July 27, 2011, Delhaize Group acquired 100% of the shares and voting rights of Delta Maxi for an amount of EUR 933 million (enterprise value), including net debt and other customary adjustments of EUR 318 million, resulting in a total purchase price of EUR 615 million, which is subject to customary purchase price adjustments, but not any earn-out or similar clauses. At December 31, 2011, the total consideration transferred amounts to (i) EUR 574 million in cash, net of EUR 21 million cash acquired, of which EUR 100 million is held in escrow by the seller and (ii) EUR 20 million held in escrow by the Group (see Note 12). The acquired business, in combination with the Group's existing operations in Greece and Romania, will make Delhaize Group a leading retailer in Southeastern Europe. At acquisition date, Delta Maxi operated 485 stores and 7 distribution centers in five countries in Southeastern Europe. Delta Maxi is included into Delhaize Group's consolidated financial statements as of August 1, 2011 and is part of the Southeastern Europe & Asia segment (see Note 3). Delhaize Group incurred approximately EUR 11 million acquisition-related costs that have been included in selling, general and administrative expenses in the "Corporate" segment.

The table below summarizes the gross consideration paid for Delta Maxi and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date on a provisional basis, as well as the non-controlling interests in Delta Maxi recognized at their proportionate share in the identifiable assets and liabilities of the acquiree.

(in millions of EUR)	Acquisition Date Fair Value
Intangible assets	194
Property, plant and equipment	426
Investment property	44
Financial assets	24
Inventory	69
Receivables	59
Other assets	9
Cash and cash equivalents	21
Assets classified as held for sale	15
	861
Long-term debt, including current portion	(211)
Obligations under finance lease	(8)
Short-term borrowings	(132)
Provisions	(14)
Accounts payable	(259)
Other liabilities	(37)
Deferred tax liabilities	(24)
Net assets	**176**
Non-controlling interests	(28)
Provisional goodwill arising on acquisition	467
Total consideration transferred	**615**

Receivables mainly consist of trade receivables and other receivables, with an acquisition date fair value of EUR 59 million. The gross contractual amounts of the receivables due is EUR 65 million, of which EUR 6 million is expected to be uncollectible.

The Group is still in the process of completing the identification of the assets acquired and liabilities assumed and the related acquisition date fair values and consequently the information is provided on a provisional basis. For example, Delhaize Group is in the process of identifying, assessing and quantifying any contingencies that it has assumed as part of the acquisition. The agreement with the former owner contains specific indemnity clauses for all known significant contingencies and the Group expects to be compensated for any potential losses. Once the assessment is completed, the necessary liabilities and indemnification assets will be recognized as part of the purchase price allocation. The Group expects to complete the purchase price accounting during the allowed measurement period ending July 2012.

Based on the information currently available, the provisional acquisition-date goodwill is EUR 467 million. The Group expects that goodwill will be deductible for income tax purposes. Once final, the goodwill is expected to reflect the anticipated synergies that will be realized from integrating Delta Maxi into Delhaize Group's international network, especially in the areas of improved procurement, better inventory management and optimized IT and supply chain systems and processes. With the goodwill being provisional and the ongoing work with respect to the integration of Maxi into the Group's operations, Delhaize Group has not been able to make a reliable allocation of goodwill to the specific cash-generating units that it expects to benefit from the synergies of the combination. Delhaize Group will disclose further and final information when it is available and include it in its future reportings.

From the date of acquisition, Maxi has contributed EUR 460 million to the Group's revenues and EUR (0.2) million to the net profit of the year. If the business combination had occurred at the beginning of the year, the 2011 revenues of Delhaize Group would have been approximately EUR 584 million higher. This pro forma information is provided for informational purposes only and is not necessarily indicative of the revenues that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future revenues. Due to significant differences in accounting policies between Delta Maxi and Delhaize Group, it is impracticable to estimate the pro forma impact on the Group's consolidated net profit.

Acquisitions during 2010

During 2010, Delhaize Group entered into several small agreements acquiring a total of 15 individual stores in various parts of the world, which meet the business definition under IFRS 3 and were accounted for accordingly. Total consideration transferred during 2010 was EUR 16 million in cash, and additional final payments of EUR 1 million were paid in 2011. These transactions resulted in an increase of goodwill of EUR 12 million, mainly representing expected benefits from the integration of the stores into the existing sales network and the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

In addition, the Group made a final payment of EUR 3 million during 2010, relating to the acquisition of Koryfi SA, which occurred in 2009 and for which acquisition accounting was completed during 2010 (see below).

Acquisitions during 2009

During 2009, Delhaize Group entered into several agreements that have resulted in the acquisition of businesses accounted for under IFRS 3. The most significant transactions are detailed further below. In addition to those, the Group entered into some smaller transactions acquiring individual stores (total acquisition price EUR 13 million), which resulted in a total increase of goodwill amounting to EUR 6 million.

Acquisition of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA

On January 2, 2009, Delhaize Group acquired 100% of the shares and voting rights of the unlisted Knauf Center Schmëtt SA and Knauf Center Pommerlach SA for a total purchase price of EUR 25 million. Both stores, based in Luxembourg, were previously affiliated stores and as of the acquisition date were integrated into Delhaize Group's company operated sales network.

The fair values of the identifiable assets and liabilities of Knauf Center Schmëtt SA and Knauff Center Pommerlach SA as of the date of acquisition can be summarized as follows:

(in millions of EUR)	Acquisition Date Fair Value
Property, plant and equipment	2
Inventories	2
Receivables and other assets	5
	9
Non-current liabilities	(1)
Accounts payable	(3)
Net assets	**5**
Goodwill arising on acquisition	20
Total consideration transferred	**25**

Transaction costs were negligible and the total consideration transferred of EUR 25 million represents the total net cash outflow.

The goodwill of EUR 20 million reflects the direct access Delhaize Group now has to the strong customer base and location of the stores operated by the two entities and the reduced operating costs due to the full integration into Delhaize Group's operated sales network.

The consolidated 2009 financial statements of Delhaize Group include the revenues of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA of EUR 56 million and net profit of EUR 2 million for the full year.

Acquisition of four Prodas supermarkets

On July 7, 2009, Delhaize Group acquired in an asset deal, through its fully-owned subsidiary Mega Image, four stores operating under the "Prodas" brand in Bucharest for an amount of EUR 6 million (transaction costs were negligible). These supermarkets have been integrated into Delhaize Group's Romanian subsidiary Mega Image. The fair value of the acquired property, plant and equipment and inventory amounted to EUR 0.1 million. Goodwill of EUR 6 million has been recognized at Mega Image and represents buying and sales synergies.

The consolidated 2009 financial statements include the revenues of the acquired stores of EUR 3 million and net profit of EUR 0.5 million for the six months from acquisition date.

Acquisition of Koryfi SA

On November 23, 2009, Delhaize Group acquired, through its subsidiary Alfa Beta Vassilopoulos S.A. ("Alfa Beta"), 100% of the shares and voting rights of the Greek unlisted retailer Koryfi SA. Eleven stores, of which two are owned, and a distribution center were taken over for a consideration of EUR 7 million. One of the stores was closed end 2009 and one mid 2010 and the 9 other stores were converted to Alfa Beta stores before the end of 2010.

The final acquisition date fair values of the identified assets and liabilities of Koryfi SA can be summarized as follows:

(in millions of EUR)	Acquisition Date Fair Value
Intangible assets	1
Property, plant and equipment	3
Inventories	3
Receivables and other assets	1
	8
Non-current liabilities	(1)
Short-term borrowings	(2)
Accounts payable	(6)
Other current liabilities	(1)
Net assets	**(2)**
Goodwill arising on acquisition	9
Total consideration transferred	**7**

The fair values of the identifiable assets and liabilities of Koryfi S.A. in the 2009 consolidated financial statements were recognized on a provisional basis. No material adjustments were made in 2010.

Transaction costs were negligible and the total consideration transferred of EUR 7 million represented the total net cash outflow. The final goodwill of EUR 9 million is attributed to location-related advantages, as it reinforces Alfa Beta's position in the North-eastern part of Greece, as well as to the acquisition of the customer base of the Koryfi stores.

From the date of acquisition, the acquired stores contributed EUR 3 million to the 2009 revenues of the Group and - mainly due to the conversion process - EUR (1) million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2009 revenues of the Group would have increased by approximately EUR 26 million.

4.2 Acquisition of Non-controlling Interests

Delta Maxi Group

Subsequent to the acquisition of Delta Maxi, Delhaize Group started the process of acquiring non-controlling interests held by third parties in several Delta Maxi subsidiaries. Until December 31, 2011, the Group acquired non-controlling interests of a carrying amount of EUR 14 million. The cash consideration transferred for the acquired non-controlling interests were EUR 10 million. The difference between the carrying amount of non-controlling interests and the fair value of the consideration paid was recognized directly in retained earnings and attributed to the shareholders of the Group for an amount of EUR 4 million.

Alfa Beta Vassilopoulos S.A.

On May 18, 2009, Delhaize Group announced the launch of a voluntary tender offer for all of the shares of its Greek subsidiary Alfa Beta Vassilopoulos S.A. ("Alfa Beta") which were not yet held by any of the consolidated companies of Delhaize Group at a price of EUR 30.50 per Alfa Beta share. On June 29, 2009, the offer price was increased to EUR 34.00 per share, based on an agreement with two major shareholders (approximately 12%) of Alfa Beta. At the end of the acceptance period on July 9, 2009, Delhaize Group held 89.56% of Alfa Beta shares. During the second half of 2009, Delhaize Group acquired additional shares on the market and at December 31, 2009 Delhaize Group owned 11 451 109 shares (representing 89.93%).

In 2009, this acquisition of non-controlling interests was accounted for using the "parent entity extension" method, i.e., the difference between the consideration paid (EUR 108 million) and the book value of the share of the net assets acquired was recognized in goodwill and amounted to EUR 72 million.

On March 12, 2010, Delhaize Group launched through its wholly owned Dutch subsidiary Delhaize "The Lion" Nederland BV ("Delned") a new tender offer to acquire the remaining shares of Alfa Beta at EUR 35.73 per share.

On June 4, 2010, Delned requested from the Hellenic Capital Market Commission the approval to squeeze-out the remaining minority shares in Alfa Beta, which was granted on July 8, 2010. The last date of trading Alfa Beta shares at the Athens Exchange was July 29, 2010 and settlement occurred on August 9, 2010.

Since August 9, 2010, Delhaize Group has owned 100% of the voting rights in Alfa Beta, which was delisted from the Athens Exchange as of October 1, 2010.

The difference between the carrying amount of non-controlling interest (EUR 16 million) and the fair value of the consideration paid (EUR 47 million), including transactions costs (EUR 1 million), was recognized directly in equity and attributed to the shareholders of the Group and, therefore, had no impact on goodwill or profit or loss.

5.   Divestitures, Disposal Group / Assets Held for Sale and Discontinued Operations

5.1   Divestitures

During 2011, 2010 and 2009, Delhaize Group only divested operations from its operating activities that met the definition of discontinued operations (see Note 5.3).

5.2   Disposal Group / Assets Classified as Held for Sale

As part of the acquisition of Delta Maxi Group (see Note 4.1), the Group identified a number of properties, mainly small shops, office buildings, pharmacies or bank branches, which it considered not being incremental to its retail operations. Subsequent to the closing of the transaction, Delhaize Group initiated actions to sell these assets and sold a number of properties already during the last quarter of 2011. At December 31, 2011, the remaining assets are classified and presented as "held for sale." All assets are available for immediate sale in their present conditions and are subject only to terms that are usual and customary of sales of real estate. Delhaize Group expects that the sale of these assets will be completed during 2012. The measurement in accordance with IFRS 5 did not result in the recognition of any impairment losses and the total carrying value of the properties classified as held for sale amounts to EUR 87 million at year-end 2011 and is part of the "Southeastern Europe & Asia" segment. Following the held-for-sale classification, the assets were no longer depreciated. The assets classified as held for sale contain items, which were previously considered as property, plant and equipment for EUR 41 million (see Note 8) and investment property for EUR 31 million (see Note 9). Properties worth EUR 15 million were already considered as held-for-sale at the Delta Maxi acquisition date.

5.3   Discontinued Operations

On July 13, 2009, Delhaize Group reached an agreement with the German retail group Rewe for the sale of 100% of the shares of Delhaize Deutschland GmbH, which operated four stores in Germany. The sale transaction was completed in September 2009 with a final sale price of EUR 8 million. The operational results of Delhaize Deutschland GmbH during the first eight months of 2009, as well as the gain of EUR 7 million realized on the sale, were classified as "Result from discontinued operations" at December 31, 2009.

The overall "Result of discontinued operations" and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

(in millions of EUR, except per share information)	2011	2010	2009
Revenues	—	—	14
Cost of sales	—	—	(11)
Selling, general and administrative expenses	—	—	(2)
Other operating expenses	—	—	—
Finance income (costs)	—	(1)	7
Result before tax	—	(1)	8
Income taxes	—	—	—
Result from discontinued operations (net of tax)	**—**	**(1)**	**8**
Basic earnings per share from discontinued operations	—	(0.01)	0.09
Diluted earnings per share from discontinued operations	—	(0.01)	0.08
Operating cash flows	—	—	—
Investing cash flows	—	—	(1)
Financing cash flows	—	—	—
Total cash flows	**—**	**—**	**(1)**

The pre-tax (loss) gain recognized on the re-measurement of assets held for sale was zero in 2011, 2010 and 2009.

6. Goodwill

(in millions of EUR)	2011	2010	2009
Gross carrying amount at January 1	2 900	2 707	2 677
Accumulated impairment at January 1	(72)	(67)	(70)
Net carrying amount at January 1	**2 828**	**2 640**	**2 607**
Acquisitions through business combinations and adjustments to initial purchase accounting	477	12	41
Acquisition of non-controlling interests	—	—	72
Currency transaction effect	68	176	(80)
Gross carrying amount at December 31	3 446	2 900	2 707
Accumulated impairment at December 31	(73)	(72)	(67)
Net carrying amount at December 31	**3 373**	**2 828**	**2 640**

Goodwill is allocated and tested for impairment at the cash-generating unit (CGU) level that is expected to benefit from synergies of the combination the goodwill resulted from, which at Delhaize Group represents an operating entity or country level, being also the lowest level at which goodwill is monitored for internal management purpose.

In 2011, the Group revised its internal organizational structure and reporting to the CODM for its U.S. operations (see Note 3). As a consequence, Delhaize Group's U.S. operations represent one operating segment (Delhaize America), which is the level goodwill is monitored internally by management and consequently tested for impairment purposes.

During 2011, Delhaize Group acquired 100% of the retail company Delta Maxi Group, operating in five countries in the Balkan area. At December 31, 2011, neither the initial accounting for the business combination nor the determination of the final goodwill and its allocation had been completed (see Note 4.1). The provisional total amount of unallocated goodwill was EUR 456 million. There were no impairment indicators present at year-end and an updated valuation of the acquired operations at year-end supported the enterprise value used in the transaction.

The Group's CGUs with significant goodwill allocations are detailed below:

(in millions of EUR)	2011	2010	2009
Delhaize America	2 507	2 427	2 243
Belgium	184	182	180
Greece	207	202	201
Maxi[1]	456	—	—
Romania	19	17	16
Total	**3 373**	**2 828**	**2 640**

_____
(1) Provisional goodwill, allocation has not been completed.

In accordance with the accounting policies stated in Note 2.3, Delhaize Group conducts an annual impairment assessment for goodwill and, in addition, whenever events or circumstances indicate that an impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each CGU with its carrying value, including goodwill, and recognition of an impairment loss if the carrying value exceeds the recoverable amount.

The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell:

- The value in use ("VIU") calculations use cash flow projections based on the latest available financial plans approved by management for all CGU's, covering a three-year period, based on actual results of the past and using observable market data, where possible. Cash flows beyond the three-year period are extrapolated to 5 years using estimated growth rates. Beyond 5 years, growth rates do not exceed the long-term average growth rate for the supermarket retail business in the particular market in question, which is assumed to be in line with market expectations. These pre-tax cash flows are discounted applying a pre-tax rate, which has been derived from the CGU's WACC (Weighted Average Cost of Capital) in an iterative process as described by IAS 36.
- The fair value less cost to sell ("FVLCTS") is based on earnings multiples paid for similar companies in the market.

In 2011, 2010 and 2009, goodwill relating to the U.S. entities was tested applying discounted cash flows models to estimate the VIU. Goodwill at the remaining CGUs with significant goodwill allocation was tested for impairment using a market multiple to determine FVLCTS and discounted cash flows models to establish the VIU.

Key assumptions used for VIU calculations:

	2011	2010	2009
United States			
Growth rate [1]	2.3%	2.3%	2.0%
Pre-tax discount rate	10.44%	10.79%-11.71%	11.53%-11.65%
Europe			
Growth rates[1]	2.5%-3.3%	2.5%-2.9%	1.7%-2.0%
Pre-tax discount rates	10.25%-14.33%	7.04%-7.77%	7.63%-8.95%

_____
(1) Weighted average growth rate used to extrapolate cash flows beyond the financial plans period.

Management believes that the assumptions used in the VIU calculations of the goodwill impairment testing represent the best estimates of future developments and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. For information purposes only, an increase of the discount rate applied to the discounted cash flows of, e.g., 100 basis points and a simultaneous reduction of the growth rates by, e.g., 50 basis points, would have decreased the total VIU by approximately EUR 3 billion in 2011 (EUR 4 billion in 2010 and EUR 3 billion in 2009) and would not have resulted in the carrying amounts of the significant CGUs exceeding their recoverable amounts.

7. Intangible Assets

Intangible assets consist primarily of trade names, customer relationships, purchased and developed software, favorable lease rights, prescription files and other licenses.

Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized, but are tested annually for impairment and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable amount, being their value in use, with their carrying amount. The recoverable amount is estimated using revenue projections of each operating entity (see Note 6) and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively. The royalty rates for the various Maxi brands range from 0.33% to 1.13% depending on the individual local strengths of the different brands. No impairment loss of trade names was recorded or reversed in 2011, 2010 or 2009.

See Note 8 for a description of the impairment test for assets with finite lives.

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2011	**390**	**192**	**230**	**195**	**56**	**1 063**
Additions	—	58	27	—	2	87
Sales and disposals	—	(12)	(5)	(37)	(1)	(55)
Acquisitions through business combinations	154	—	1	9	31	195
Transfers (to) from other accounts	—	(19)	21	—	(3)	(1)
Currency translation effect	10	3	8	3	1	25
Cost at December 31, 2011	**554**	**222**	**282**	**170**	**86**	**1 314**
Accumulated amortization at January 1, 2011	**—**	**(94)**	**(138)**	**(129)**	**(28)**	**(389)**
Accumulated impairment at January 1, 2011	**(35)**	**(2)**	**(3)**	**—**	**—**	**(40)**
Amortization expense	—	(23)	(32)	(11)	(4)	(70)
Impairment loss	—	(1)	(1)	—	(1)	(3)
Sales and disposals	—	12	5	37	—	54
Transfers to (from) other accounts	—	(5)	3	—	3	1
Currency translation effect	(1)	(3)	(5)	(2)	(1)	(12)
Accumulated amortization at December 31, 2011	**—**	**(116)**	**(171)**	**(105)**	**(30)**	**(422)**
Accumulated impairment at December 31, 2011	**(36)**	**—**	**—**	**—**	**(1)**	**(37)**
Net carrying amount at December 31, 2011	**518**	**106**	**111**	**65**	**55**	**855**
Cost at January 1, 2010	**362**	**151**	**175**	**201**	**49**	**938**
Additions	—	43	43	—	6	92
Sales and disposals	—	(4)	(2)	(22)	—	(28)
Transfers (to) from other accounts	—	(4)	5	—	(2)	(1)
Currency translation effect	28	6	9	16	3	62
Cost at December 31, 2010	**390**	**192**	**230**	**195**	**56**	**1 063**
Accumulated amortization at January 1, 2010	**—**	**(71)**	**(103)**	**(123)**	**(24)**	**(321)**
Accumulated impairment at January 1, 2010	**(33)**	**(3)**	**(2)**	**(5)**	**—**	**(43)**
Amortization expense	—	(21)	(32)	(12)	(4)	(69)
Sales and disposals	—	4	1	22	—	27
Transfers to (from) other accounts	—	(1)	1	(1)	2	1
Currency translation effect	(2)	(4)	(6)	(10)	(2)	(24)
Accumulated amortization at December 31, 2010	**—**	**(94)**	**(138)**	**(129)**	**(28)**	**(389)**
Accumulated impairment at December 31, 2010	**(35)**	**(2)**	**(3)**	**—**	**—**	**(40)**
Net carrying amount at December 31, 2010	**355**	**96**	**89**	**66**	**28**	**634**

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2009	**374**	**123**	**152**	**217**	**52**	**918**
Additions	—	35	25	—	—	60
Sales and disposals	—	(2)	(3)	(10)	—	(15)
Acquisitions through business combinations	—	—	—	1	—	1
Transfers (to) from other accounts	—	(3)	5	—	(1)	1
Currency translation effect	(12)	(2)	(4)	(7)	(2)	(27)
Cost at December 31, 2009	**362**	**151**	**175**	**201**	**49**	**938**
Accumulated amortization at January 1, 2009	**—**	**(56)**	**(80)**	**(124)**	**(22)**	**(282)**
Accumulated impairment at January 1, 2009	**(34)**	**—**	**—**	**(5)**	**—**	**(39)**
Amortization expense	—	(17)	(26)	(13)	(3)	(59)
Impairment loss	—	(3)	(2)	—	—	(5)
Sales and disposals	—	—	2	10	—	12
Transfers to (from) other accounts	—	—	(1)	—	—	(1)
Currency translation effect	1	2	2	4	1	10
Accumulated amortization at December 31, 2009	**—**	**(71)**	**(103)**	**(123)**	**(24)**	**(321)**
Accumulated impairment at December 31, 2009	**(33)**	**(3)**	**(2)**	**(5)**	**—**	**(43)**
Net carrying amount at December 31, 2009	**329**	**77**	**70**	**73**	**25**	**574**

Trade name assets are allocated to the following cash generating units:

	December 31,		
(in millions of EUR)	**2011**	**2010**	**2009**
Food Lion	200	193	179
Hannaford	167	162	150
Delhaize America	**367**	**355**	**329**
Serbia	128	—	—
Bulgaria	21	—	—
Albania	2	—	—
Maxi	**151**	**—**	**—**
Total	**518**	**355**	**329**

Amortization expenses are mainly charged to selling, general and administrative expenses.

8. Property, Plant and Equipment

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2011	**1 930**	**1 861**	**3 217**	**94**	**930**	**8 032**
Additions	112	92	265	204	35	708
Sales and disposals	(8)	(22)	(96)	(5)	(18)	(149)
Acquisitions through business combinations	323	21	81	7	—	432
Transfers (to) from other accounts	138	(90)	76	(211)	(6)	(93)
Currency translation effect	41	40	85	2	28	196
Balance at December 31, 2011	**2 536**	**1 902**	**3 628**	**91**	**969**	**9 126**
Accumulated depreciation at January 1, 2011	**(587)**	**(1 055)**	**(1 881)**	**—**	**(380)**	**(3 903)**
Accumulated impairment at January 1, 2011	**—**	**(12)**	**(23)**	**—**	**(19)**	**(54)**
Depreciation expense	(74)	(126)	(264)	—	(49)	(513)
Impairment loss	(17)	(24)	(39)	—	(35)	(115)
Sales and disposals	4	20	89	—	19	132
Transfers to (from) other accounts	(60)	65	(3)	—	3	5
Currency translation effect	(20)	(29)	(58)	—	(16)	(123)
Accumulated depreciation at December 31, 2011	**(735)**	**(1 126)**	**(2 117)**	**—**	**(422)**	**(4 400)**
Accumulated impairment at December 31, 2011	**(19)**	**(35)**	**(62)**	**—**	**(55)**	**(171)**
Net carrying amount at December 31, 2011	**1 782**	**741**	**1 449**	**91**	**492**	**4 555**
Cost at January 1, 2010	**1 764**	**1 652**	**2 891**	**62**	**845**	**7 214**
Additions	59	82	228	184	54	607
Sales and disposals	(11)	(29)	(124)	—	(27)	(191)
Acquisitions through business combinations	1	1	2	—	—	4
Transfers (to) from other accounts	45	58	55	(154)	—	4
Currency translation effect	72	97	165	2	58	394
Balance at December 31, 2010	**1 930**	**1 861**	**3 217**	**94**	**930**	**8 032**
Accumulated depreciation at January 1, 2010	**(503)**	**(899)**	**(1 633)**	**—**	**(330)**	**(3 365)**
Accumulated impairment at January 1, 2010	**—**	**(14)**	**(34)**	**—**	**(16)**	**(64)**
Depreciation expense	(71)	(127)	(254)	—	(51)	(503)
Impairment loss	—	(2)	(5)	—	(5)	(12)
Sales and disposals	8	29	115	—	27	179
Transfers to (from) other accounts	(1)	(2)	1	—	—	(2)
Currency translation effect	(20)	(52)	(94)	—	(24)	(190)
Accumulated depreciation at December 31, 2010	**(587)**	**(1 055)**	**(1 881)**	**—**	**(380)**	**(3 903)**
Accumulated impairment at December 31, 2010	**—**	**(12)**	**(23)**	**—**	**(19)**	**(54)**
Net carrying amount at December 31, 2010	**1 343**	**794**	**1 313**	**94**	**531**	**4 075**

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1. 2009	**1 604**	**1 593**	**2 892**	**97**	**839**	**7 025**
Additions	73	64	205	115	66	523
Sales and disposals	(6)	(27)	(89)	—	(19)	(141)
Acquisitions through business combinations	3	8	3	—	—	14
Transfers (to) from other accounts[(1)]	123	58	(47)	(149)	(15)	(30)
Currency translation effect	(33)	(44)	(73)	(1)	(26)	(177)
Balance at December 31, 2009	**1 764**	**1 652**	**2 891**	**62**	**845**	**7 214**
Accumulated depreciation at January 1, 2009	**(398)**	**(820)**	**(1 595)**	**—**	**(317)**	**(3 130)**
Accumulated impairment at January 1, 2009	**—**	**(13)**	**(33)**	**—**	**(17)**	**(63)**
Depreciation expense	(56)	(122)	(226)	—	(49)	(453)
Impairment loss	(1)	(5)	(7)	—	—	(13)
Sales and disposals	3	25	84	—	19	131
Transfers to (from) other accounts[(1)]	(60)	(1)	68	—	7	14
Currency translation effect	9	23	42	—	11	85
Accumulated depreciation at December 31, 2009	**(503)**	**(899)**	**(1 633)**	**—**	**(330)**	**(3 365)**
Accumulated impairment at December 31, 2009	**—**	**(14)**	**(34)**	**—**	**(16)**	**(64)**
Net carrying amount at December 31, 2009	**1 261**	**739**	**1 224**	**62**	**499**	**3 785**

[(1)] During 2009 certain permanent building fixtures were transferred from "Furniture, fixtures, equipment and vehicles" to "Land and Buildings."

Depreciation expense is included in the following line items of the income statement:

(in millions of EUR)	2011	2010	2009
Cost of sales	56	56	44
Selling, general and administrative expenses	457	447	409
Total depreciation	**513**	**503**	**453**

Property, plant and equipment can be summarized by reportable segment as follows:

	December 31,		
(in millions of EUR)	2011	2010	2009
United States	2 750	2 794	2 596
Belgium	808	784	764
Southeastern Europe and Asia	988	488	415
Corporate	9	9	10
Total property, plant and equipment	**4 555**	**4 075**	**3 785**

In accordance with the accounting policy in Note 2.3, Delhaize Group tests assets with finite lives for impairment whenever events or circumstances indicate that an impairment may exist. The Group monitors the carrying value of its operating retail stores, the lowest level asset group for which identifiable cash inflows are independent of other (groups of) assets ("cash-generating unit" or CGU), for potential impairment based on historical and projected cash flows, using the main assumptions detailed in Note 6: the value in use is estimated using projected discounted cash flows based on past experience and knowledge of the markets in which the stores are located, adjusted for various factors such as inflation and general economic conditions. Independent third-party appraisals are obtained in certain situations to help estimate fair values based on the location and condition of the stores. Closed stores are reviewed for impairment based on a fair value less cost to sell basis, based on actual results of the past and using observable market data, where possible.

Management believes that the assumptions applied when testing for impairment are reasonable estimates of the economic conditions and operating performance of the different CGUs. Changes in these conditions or performance will have an impact on the projected cash flows used to determine the recoverable amount of the CGUs and might result in additional stores identified as being possibly impaired and/or on the impairment amount calculated.

Total impairment losses of property, plant and equipment, recorded in other operating expenses, were EUR 115 million, EUR 12 million and EUR 13 million in 2011, 2010 and 2009, respectively.

During the fourth quarter of 2011, the Group performed a thorough review of its store portfolio ("Portfolio Review") and concluded that 146 underperforming stores would be closed during the first quarter of 2012. The Group recorded EUR 115 million impairment charges relating to 126 stores in the U.S. (113 Food Lion, 7 Bloom and 6 Bottom Dollar stores) and one distribution center, while the underperformance of 20 Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina) was already reflected in the fair values of the related assets in the opening balance sheet (see Note 4). In addition, Delhaize Group recognized impairment reversals of EUR 3 million in the United States, which was offset by impairment charges in various other parts of the Group.

The 2010 impairment losses of EUR 12 million relate to underperforming stores (2009: EUR 6 million), mainly in the United States, with only insignificant amounts incurred in connection with store closings (2009: EUR 5 million).

The impairment charges can be summarized by property, plant and equipment categories as follows:

(in millions of EUR)	December 31,		
	2011	**2010**	**2009**
Land and buildings	17	—	1
Leasehold improvements	24	2	5
Furniture, fixtures, equipment and vehicles	39	5	7
Property under finance leases	35	5	—
Total	**115**	**12**	**13**

In 2011, EUR 31 million related to property in the United States was reclassified to investment property (see Note 9). In accordance with the Group's policy, closed stores held under finance lease agreements are reclassified to investment property. In addition, the Group transferred EUR 41 million of assets acquired from Delta Maxi to "Assets classified as held for sale" (see Note 5).

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by segment at December 31, 2011 is as follows:

	Owned	**Finance Leases**	**Operating Leases**	**Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party**	**Total**
United States	221	666	763	—	1 650
Belgium	151	33	198	439	821
Southeastern Europe & Asia	323	—	570	44	937
Total	**695**	**699**	**1 531**	**483**	**3 408**

9.   **Investment Property**

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

In accordance with the Group's accounting policy in Note 2.3, investment property is accounted for at cost less accumulated depreciation and accumulated impairment losses, if any. When stores held under finance lease agreements are closed (see Note 20.1) or if land will no longer be developed for construction purposes, they are reclassified from property, plant and equipment to investment property.

In 2011, Delhaize Group acquired investment property of EUR 44 million as part of the Delta Maxi acquisition (see Note 4). Subsequently, EUR 31 million has been classified as "held for sale" (see Note 5) and, therefore, transferred from investment property. This movement was offset by a transfer into investment property of EUR 31 million (net of accumulated depreciation), relating to land and buildings in the U.S., mainly resulting from the Portfolio Review (see Note 8). In addition an impairment loss of EUR 17 million was recorded, primarily due to the Portfolio Review (EUR 12 million). In 2009 the Group reclassified EUR 14 million, net of accumulated depreciation, of closed store related assets in the U.S. and recognized simultaneously an impairment loss of EUR 4 million (see Note 8).

The fair value of investment property amounted to EUR 116 million, EUR 92 million and EUR 69 million at December 31, 2011, 2010 and 2009, respectively. The fair values for disclosure purposes have been determined using either the support of qualified independent external valuers or by internal valuers with the necessary recognized and relevant professional qualification, applying a combination of the present value of future cash flows and observable market values of comparable properties.

Rental income from investment property recorded in other operating income was EUR 5 million for 2011, EUR 3 million for 2010 and EUR 4 million for 2009. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were EUR 5 million in 2011, and EUR 4 million for 2010 and 2009. Operating expenses arising from investment property not generating rental income, included in selling, general and administrative expenses were EUR 2 million in 2011 and EUR 4 million in both 2010 and 2009.

(in millions of EUR)	2011	2010	2009
Cost at January 1	**91**	**79**	**53**
Additions	2	15	3
Sales and disposals	(6)	(6)	(3)
Acquisition through business combinations	44	—	—
Transfers (to) from other accounts	2	(3)	28
Currency translation effect	5	6	(2)
Cost at December 31	**138**	**91**	**79**
Accumulated depreciation at January 1	**(31)**	**(29)**	**(14)**
Depreciation expense	(3)	(3)	(3)
Sales and disposals	3	5	2
Impairment	(17)	(2)	(4)
Transfers to (from) other accounts	(2)	—	(11)
Currency translation effect	(3)	(2)	1
Accumulated depreciation at December 31	**(53)**	**(31)**	**(29)**
Net carrying amount at December 31	**85**	**60**	**50**

At December 31, 2011, 2010 and 2009, the Group only had insignificant investment property under construction.

10. Financial Instruments by Category

10.1 Financial Assets

Financial Assets by Class and Measurement Category

		December 31, 2011				
		Financial assets measured at amortized cost	**Financial assets measured at fair value**			
(in millions of EUR)	**Note**	**Loans and Receivables**	**Derivatives - through profit or loss**	**Derivatives - through equity**	**Available for sale - through equity**	**Total**
Non-Current						
Investments in securities	11	—	—	—	13	13
Other financial assets	12	18	—	—	—	18
Derivative instruments	19	—	57	—	—	57
Current						
Receivables	14	706	—	—	—	706
Investments in securities	11	—	—	—	93	93
Other financial assets	12	22	—	—	—	22
Derivative instruments	19	—	1	—	—	1
Cash and cash equivalents	15	432	—	—	—	432
Total financial assets		**1 178**	**58**	**—**	**106**	**1 342**

		December 31, 2010				
		Financial assets measured at amortized cost	**Financial assets measured at fair value**			
(in millions of EUR)	**Note**	**Loans and Receivables**	**Derivatives - through profit or loss**	**Derivatives - through equity**	**Available for sale - through equity**	**Total**
Non-Current						
Investments in securities	11	—	—	—	125	125
Other financial assets	12	17	—	—	—	17
Derivative instruments	19	—	61	—	—	61
Current						
Receivables	14	637	—	—	—	637
Investments in securities	11	—	—	—	43	43
Other financial assets	12	3	—	—	—	3
Derivative instruments	19	—	5	—	—	5
Cash and cash equivalents	15	758	—	—	—	758
Total financial assets		**1 415**	**66**	**—**	**168**	**1 649**

(in millions of EUR)		December 31, 2009				
		Financial assets measured at amortized cost		Financial assets measured at fair value		
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current						
Investments in securities	11	—	—	—	126	126
Other financial assets	12	16	—	—	—	16
Derivative instruments	19	—	96	—	—	96
Current						
Receivables	14	597	—	—	—	597
Investments in securities	11	—	—	—	12	12
Other financial assets	12	15	—	—	—	15
Derivative instruments	19	—	—	—	—	—
Cash and cash equivalents	15	439	—	—	—	439
Total financial assets		**1 067**	**96**	**—**	**138**	**1 301**

Financial Assets measured at fair value by Fair Value Hierarchy

IFRS 7 requires, for financial instruments that are measured in the balance sheet at fair value, the disclosure of fair value measurements by level of the following fair value measurement hierarchy:

- *Level 1:* The fair value of a financial instrument that is traded in an active market is measured based on quoted (unadjusted) prices for identical assets or liabilities. A market is considered as active, if quoted prizes are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

- *Level 2:* The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, either directly (i.e., as prices) or indirectly (i.e., derived from prices), the instrument is included in level 2.

- *Level* 3: If one or more of the significant inputs used in applying the valuation technique is not based on observable market data, the financial instrument is included in level 3.

(in millions of EUR)	December 31, 2011				
	Note	Level 1	Level 2	Level 3	Total
Non-Current					
Available for sale - through equity	11	12	1	—	13
Derivatives - through profit or loss	19	—	57	—	57
Derivatives - through equity	19	—	—	—	—
Current					
Available for sale - through equity	11	93	—	—	93
Derivatives - through profit or loss	19	—	1	—	1
Derivatives - through equity	19	—	—	—	—
Total financial assets measured at fair value		**105**	**59**	**—**	**164**

| | | December 31, 2010 | | | |
(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-Current					
Available for sale - through equity	11	122	3	—	125
Derivatives - through profit or loss	19	—	61	—	61
Derivatives - through equity	19	—	—	—	—
Current					
Available for sale - through equity	11	43	—	—	43
Derivatives - through profit or loss	19	—	5	—	5
Derivatives - through equity	19	—	—	—	—
Total financial assets measured at fair value		**165**	**69**	**—**	**234**

| | | December 31, 2009 | | | |
(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-Current					
Available for sale - through equity	11	124	2	—	126
Derivatives - through profit or loss	19	—	96	—	96
Derivatives - through equity	19	—	—	—	—
Current					
Available for sale - through equity	11	12	—	—	12
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—
Total financial assets measured at fair value		**136**	**98**	**—**	**234**

During 2010 EUR 1 million of securities were transferred from Level 2 to Level 1. No transfers between the different fair value hierarchy levels took place in 2011 and 2009.

10.2 Financial Liabilities

Financial Liabilities by Class and Measurement Category

| | | December 31, 2011 | | | | |
| | | Financial liabilities measured at fair value | | Financial liabilities being part of a fair value hedge relationship | Financial liabilities at amortized cost | |
(in millions of EUR)	Note	Derivatives - through profit or loss	Derivatives - through equity			Total
Non-Current						
Long-term debt	18.1	—	—	541	1 784	2 325
Obligations under finance lease	18.3	—	—	—	689	689
Derivative instruments	19	9	11	—	—	20
Current						
Short-term borrowings	18.2	—	—	—	60	60
Long-term debt - current portion	18.1	—	—	—	88	88
Obligations under finance leases	18.3	—	—	—	61	61
Derivative instruments	19	—	—	—	—	—
Accounts payable		—	—	—	1 844	1 844
Total financial liabilities		**9**	**11**	**541**	**4 526**	**5 087**

		December 31, 2010				
		Financial liabilities measured at fair value		Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
(in millions of EUR)	Note	Derivatives - through profit or loss	Derivatives - through equity			
Non-Current						
Long-term debt	18.1	—	—	544	1 422	1 966
Obligations under finance lease	18.3	—	—	—	684	684
Derivative instruments	19	3	13	—	—	16
Current						
Short-term borrowings	18.2	—	—	—	16	16
Long-term debt - current portion	18.1	—	—	—	40	40
Obligations under finance leases	18.3	—	—	—	57	57
Derivative instruments	19	—	—	—	—	—
Accounts payable		—	—	—	1 574	1 574
Total financial liabilities		**3**	**13**	**544**	**3 793**	**4 353**

		December 31, 2009				
		Financial liabilities measured at fair value		Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
(in millions of EUR)	Note	Derivatives - through profit or loss	Derivatives - through equity			
Non-Current						
Long-term debt	18.1	—	—	543	1 361	1 904
Obligations under finance lease	18.3	—	—	—	643	643
Derivative instruments	19	—	38	—	—	38
Current						
Short-term borrowings	18.2	—	—	—	63	63
Long-term debt - current portion	18.1	—	—	—	42	42
Obligations under finance leases	18.3	—	—	—	44	44
Derivative instruments	19	2	—	—	—	2
Accounts payable		—	—	—	1 436	1 436
Total financial liabilities		**2**	**38**	**543**	**3 589**	**4 172**

Financial Liabilities measured at fair value by Fair Value Hierarchy

(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
December 31, 2011					
Non-Current					
Derivatives - through profit or loss	19	—	9	—	9
Derivatives - through equity	19	—	11	—	11
Current					
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—
Total financial liabilities measured at fair value		**—**	**20**	**—**	**20**

(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
December 31, 2010					
Non-Current					
Derivatives - through profit or loss	19	—	3	—	3
Derivatives - through equity	19	—	13	—	13
Current					
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—
Total financial liabilities measured at fair value		**—**	**16**	**—**	**16**

(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
December 31, 2009					
Non-Current					
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	38	—	38
Current					
Derivatives - through profit or loss	19	—	2	—	2
Derivatives - through equity	19	—	—	—	—
Total financial liabilities measured at fair value		**—**	**40**	**—**	**40**

During 2011, 2010 and 2009, no transfers between the different fair value hierarchy levels took place. See Note 10.1 with respect to the definition of the fair value hierarchy levels.

11. Investments in Securities

Investments in securities represent mainly investments in debt securities, and minor equity investments, which are held as available for sale. Securities are included in non-current assets, except for debt securities with maturities less than 12 months from the balance sheet date, which are classified as current assets. The carrying amounts of the available-for-sale assets are as follows:

	December 31,		
(in millions of EUR)	2011	2010	2009
Non-current	13	125	126
Current	93	43	12
Total	**106**	**168**	**138**

At December 31, 2011, the Group's investments in debt securities were EUR 102 million and consisted only of U.S. Treasuries. These investments are predominately held by the Group's captive reinsurance company, covering the Group's self-insurance exposure (see Note 20.2). At the end of 2011, Delhaize Group reduced its investments in U.S. Treasuries in favor of short-term term deposits and intends to dispose its remaining direct U.S. Treasury portfolio (EUR 93 million) during 2012, replacing it with investments in U.S. Treasury mutual funds.

Of these EUR 102 million debt securities end 2011, EUR 9 million (2010 and 2009: EUR 10 million) were held in escrow related to defeasance provisions of outstanding Hannaford debt and were therefore not available for general company purposes (see Note 18.1). The escrow funds have the following maturities:

(in millions of currency)	2012	2013-2015	2016	Total
Cash flows in USD	1	2	9	12
Cash flows in USD translated into EUR	1	1	7	9

Delhaize Group further holds smaller investments in money market and investment funds (EUR 4 million at December 31, 2011) in order to satisfy future pension benefit payments for a limited number of employees, which however do not meet the definition of plan assets as per IAS 19. The maximum exposure to credit risk at the reporting date is the carrying value of the investments.

The fair values of Delhaize Group's available for sale securities (both debt and equity investments) were predominantly determined by reference to current bid prices in an active market (see Notes 2.3 and 10.1). As mentioned in Note 2.3, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In 2011, 2010 and 2009, none of the investments in securities were either past due or impaired.

12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow, collateral for derivatives and term deposits and are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount and represents the maximum credit risk.

The 2011 current financial assets include an amount of EUR 20 million held in escrow related to the acquisition of the Delta Maxi Group (see Note 4.1).

The 2010 and 2009 current financial assets contained collateral for derivatives of respectively EUR 2 million and EUR 8 million in connection with derivatives under existing International Swap Dealer Association Agreements ("ISDAs").

13. Inventories

Inventory predominately represents goods for resale. In 2011, 2010 or 2009, Delhaize Group did not recognize (or reverse any previously recognized) write-downs of inventory in order to reflect decreases in anticipated selling prices below the carrying value.

Inventory recognized as an expense during the period is disclosed in Note 25 as "Product cost."

14. Receivables

(in millions of EUR)	2011	2010	2009
Trade receivables	680	640	573
Trade receivables - bad debt allowance	(36)	(29)	(30)
Other receivables	62	26	54
Total current receivables	**706**	**637**	**597**

The aging of the current receivables is as follows:

(in millions of EUR)	December 31, 2011				
	Net Carrying Amount	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	680	504	100	49	27
Trade receivables - bad debt allowance	(36)	(6)	(3)	(11)	(16)
Other receivables	62	49	5	5	3
Total	**706**	**547**	**102**	**43**	**14**

(in millions of EUR)	December 31, 2010				
	Net Carrying Amount	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	640	521	71	29	19
Trade receivables - bad debt allowance	(29)	(2)	(3)	(9)	(15)
Other receivables	26	17	2	4	3
Total	**637**	**536**	**70**	**24**	**7**

(in millions of EUR)	December 31, 2009				
	Net Carrying Amount	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	573	455	45	54	19
Trade receivables - bad debt allowance	(30)	(2)	(2)	(7)	(19)
Other receivables	54	46	3	1	4
Total	**597**	**499**	**46**	**48**	**4**

Trade receivables credit risk is managed by the individual operating entities and credit rating is continuously monitored either based on internal rating criteria or with the support of third party service providers and the requirement for an impairment is analyzed at each reporting date on an individual basis for major positions. Additionally, minor receivables are grouped into homogenous groups and assessed for impairment collectively based on past experience. The maximum exposure to risk for the receivables is the carrying value minus any insurance coverage. The Group is not exposed to any concentrated credit risk as there are no outstanding receivables that are individually material for the Group or the operating entity because of the Group's large and unrelated customer and vendor base. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment analysis performed at each reporting date. The fair values of the trade and other receivables equal their (net) carrying values.

Trade receivables are predominantly to be paid, in full, between 30 days and 60 days.

The movement of the bad debt allowance account can be summarized as follows:

(in millions of EUR)	Note	2011	2010	2009
Bad debt allowance as of January 1		29	30	20
Addition (recognized in profit or loss)	24	11	6	20
Usage		(4)	(8)	(10)
Currency translation effect		—	1	—
Bad debt allowance at December 31		**36**	**29**	**30**

The 2011 increase of other receivables is predominantly due to the amounts receivable from insurance companies in connection with tornado and hurricane damages in the United States (EUR 29 million).

15. Cash and Cash Equivalents

Cash and cash equivalents were as follows:

(in millions of EUR)	2011	2010	2009
Deposits with original maturity of three months or less	100	491	166
Cash at banks	244	203	200
Cash on hand	88	64	73
Cash and cash equivalents at December 31	**432**	**758**	**439**

Supplemental Cash Flow information:

(in millions of EUR)	2011	2010	2009
Non-cash investing and financing activities:			
Finance lease obligations incurred for store properties and equipment	35	54	66
Finance lease obligations terminated for store properties and equipment	2	1	1

16. Equity

Issued capital

There were 101 892 190, 101 555 281 and 100 870 626 Delhaize Group ordinary shares issued and fully paid at December 31, 2011, 2010 and 2009, respectively (par value of EUR 0.50), of which 1 183 948, 988 860 and 955 586 ordinary shares were held in treasury at December 31, 2011, 2010 and 2009, respectively. Delhaize Group's ordinary shares may be in either dematerialized, bearer or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

In the event of a liquidation, dissolution or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro-rata basis, any proceeds from the sale of Delhaize Group's remaining assets available for distribution. Under Belgian law, the approval of holders of Delhaize Group ordinary shares is required for any future capital increases. Existing shareholders are entitled to preferential subscription rights to subscribe to a pro-rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

Authorized Capital

As authorized by the Extraordinary General Meeting held on May 24, 2007, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2012, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in an increase of capital by a maximum of EUR 9.7 million corresponding to approximately 19.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group's shareholders, within certain legal limits.

In 2011, Delhaize Group issued 336 909 shares of common stock (2010: 684 655; 2009: 287 342) for EUR 13 million (2010: EUR 26 million; 2009: EUR 14 million), net of EUR 6 million (2010: EUR 13 million; 2009: EUR 5 million) representing the portion of the subscription price funded by Delhaize America, LLC in the name and for the account of the optionees and net of issue costs.

Recent Capital Increases (in EUR, except number of shares)	Capital	Share Premium Account[1]	Number of Shares
Capital on January 1, 2009	**50 291 642**	**2 724 543 587**	**100 583 284**
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	143 671	14 476 965	287 342
Capital on December 31, 2009	**50 435 313**	**2 739 020 552**	**100 870 626**
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	342 328	38 587 734	684 655
Capital on December 31, 2010	**50 777 641**	**2 777 608 286**	**101 555 281**
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	168 454	18 875 623	336 909
Capital on December 31, 2011	**50 946 095**	**2 796 483 909**	**101 892 190**

_____
[1] Share premium as recorded in the non-consolidated statutory accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in EUR, except number of shares)	Maximum Number of Shares	Maximum Amount (excluding Share Premium)
Authorized capital as approved at the May 24, 2007 General Meeting with effect as of June 18, 2007	**19 357 794**	**9 678 897**
May 30, 2008 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(528 542)	(264 271)
June 9, 2009 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(301 882)	(150 941)
Balance of remaining authorized capital as of December 31, 2009	**18 527 370**	**9 263 685**
June 8, 2010 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(232 992)	(116 496)
Balance of remaining authorized capital as of December 31, 2010	**18 294 378**	**9 147 189**
June 15, 2011 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(318 524)	(159 262)
Balance of remaining authorized capital as of December 31, 2011	**17 975 854**	**8 987 927**

Share Premium

During 2011, Delhaize Group acquired euro denominated call options on its own shares in order to hedge its potential exposure arising from the possible future exercise of stock options granted to the associates of its non-U.S. operating companies. These call options meet the requirements of IFRS to qualify as equity instruments and are recognized in share premium at their initial transaction cost of EUR 6 million.

Treasury Shares

On May 26, 2011, at an Extraordinary General Meeting, the Delhaize Group's shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Group at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which was granted for five years, replaces the one granted in May 2009. Such authorization also relates to the acquisition of shares of Delhaize Group by one or several direct subsidiaries of the Group, as defined by legal provisions on acquisition of shares of the Group by subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to EUR 200 million of the Group's shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases. On August 3, 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the May 2004 repurchases approval to EUR 100 million to satisfy exercises under the stock option plans that Delhaize Group and/or its subsidiaries offer to associates and to hedge certain stock option plan exposures.

During 2011, Delhaize Group SA acquired 408 138 Delhaize Group shares for an aggregate amount of EUR 20 million, representing approximately 0.4% of Delhaize Group's shares and transferred 81 844 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies (see Note 21.3).

Delhaize America, LLC did not repurchase any Delhaize Group ADRs in 2011 and transferred 131 206 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

As a consequence, at the end of 2011, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 87 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

At the end of 2011, Delhaize Group owned 1 183 948 treasury shares (including ADRs), of which 775 810 were acquired prior to 2011, representing approximately 1.16% of the Delhaize Group share capital.

Delhaize Group SA provided a Belgian financial institution with a discretionary mandate to purchase up to 500 000 Delhaize Group ordinary shares on NYSE Euronext Brussels between March 10, 2008 and March 9, 2010 to satisfy exercises of stock options held by management of its non-U.S. operating companies. This mandate was renewed on March 15, 2010 and allows the institution to purchase up to 1 100 000 Delhaize Group ordinary shares on NYSE Euronext Brussels until December 31, 2013. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from Delhaize Group SA, and without its influence with regard to the timing of the purchases. The financial institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

Retained Earnings

Retained earnings increased in 2011 by EUR 305 million, representing (i) the profit attributable to owners of the parent (EUR 475 million), (ii) the purchase of non-controlling interests in Maxi for EUR 4 million (see Note 4.2) and (iii) the dividend declared and paid in 2011 (EUR 174 million).

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2011, 2010 and 2009, Delhaize Group's legal reserve amounted to EUR 5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the debt covenants (see Note 18.2). The shareholders at Delhaize Group's Ordinary General Meeting must approve such dividends.

Other Reserves

	December 31,		
(in millions of EUR)	**2011**	**2010**	**2009**
Deferred gain (loss) on discontinued cash flow hedges:			
Gross	(15)	(15)	(15)
Tax effect	6	6	6
Cash flow hedge:			
Gross	(6)	(1)	(9)
Tax effect	2	—	3
Actuarial gain (loss) on defined benefit plans:			
Gross	(64)	(44)	(43)
Tax effect	24	16	16
Unrealized gain (loss) on securities available-for-sale:			
Gross	7	5	3
Tax effect	(1)	(1)	(1)
Total other reserves	**(47)**	**(34)**	**(40)**

- *Deferred gain (loss) on discontinued cash flow hedge*: This represents a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 19). Both the deferred loss and gain are being amortized over the life of the underlying debt instruments.

- *Cash flow hedge*: This reserve contains the effective portion of the cumulative net change in the fair value of cash flow hedge instruments related to hedged transactions that have not yet occurred (see Note 19). No "basis adjustments" took place during 2011.

- *Actuarial gain (loss) on defined benefit plans*: Delhaize Group elected to recognize actuarial gains and losses, which represent adjustments to the defined benefit net liabilities due to experience and changes in actuarial assumptions, fully in the period in which they occur in OCI (see Note 21.1). Actuarial gains and losses are never reclassified into profit or loss.

- *Unrealized gain (loss) on securities available for sale*: The Group recognizes in this reserve fair value changes on financial assets classified as available-for-sale.

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group's subsidiaries relative to the Group's reporting currency. The balance in cumulative translation adjustment is mainly impacted by the appreciation or depreciation of the U.S. dollar to the euro.

Non-controlling Interests

Non-controlling interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

		December 31,		
Non-controlling interests (in millions of EUR)	**Note**	**2011**	**2010**	**2009**
Belgium		—	1	1
Southeastern Europe and Asia	4.2	14	—	16
Total		**14**	**1**	**17**

With the acquisition of Delta Maxi Group, Delhaize Group assumed EUR 28 million of non-controlling interests (see Note 4.1). Subsequently, the Group acquired additional non-controlling interests in several Maxi subsidiaries (see Note 4.2), reducing the amount to EUR 14 million. During 2010, Delhaize Group acquired the remaining non-controlling interests in Alfa Beta.

Capital Management

Delhaize Group's objectives for managing capital are to safeguard the Group's ability to continue as a going concern and to maximize shareholder value, while maintaining investment grade credit rating, keeping sufficient flexibility to execute strategic projects and reduce the cost of capital.

In order to maintain or adjust the capital structure and optimize the cost of capital, the Group may, besides others, return capital to shareholders, issue new shares and / or debt or refinance / exchange existing debt. Further, Delhaize Group's dividend policy aims at paying out a regularly increasing dividend while retaining free cash flow at an amount consistent with the opportunities to finance the future growth of the Group and maintaining the finance structure in accordance with the objectives stated above.

Consistent with the objectives noted, the Group monitors its capital structure, by using (i) the equity vs. liability classifications as applied in its consolidated financial statements, (ii) debt capacity, (iii) its net debt and (iv) "Net-debt-to-equity" ratio (see Note 18.4).

17. Dividends

On May 26, 2011, the shareholders approved the payment of a gross dividend of EUR 1.72 per share (EUR 1.29 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 175 million (including the dividend on treasury shares). On May 27, 2010, the shareholders approved the payment of a gross dividend of EUR 1.60 per share (EUR 1.20 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 161 million.

With respect to the financial year 2011, the Board of Directors proposes a gross dividend of EUR 1.76 per share to be paid to owners of ordinary shares against coupon no. 50 on June 1, 2012. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 24, 2012 and, therefore, has not been included as a liability in Delhaize Group's consolidated financial statements prepared under IFRS. The financial year 2011 dividend, based on the number of shares issued at March 7, 2012, is EUR 179 million. The payment of this dividend will not have income tax consequences for the Group.

As a result of the potential exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Group may have to issue new ordinary shares, to which payment in 2012 of the 2011 dividend is entitled, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 24, 2012. The Board of Directors will communicate at this Ordinary General Meeting the aggregate number of shares entitled to the 2011 dividend and will submit at this meeting the aggregate final amount of the dividend for approval. The annual statutory accounts of Delhaize Group SA for 2011 will be modified accordingly. The maximum number of shares which could be issued between March 7, 2012, and May 24, 2012, assuming that all vested warrants were to be exercised, is 2 666 191. This would result in an increase in the total amount to be distributed as dividends to a total of EUR 5 million. Total outstanding non-vested warrants at March 7, 2012 amounted to 512 065, representing a maximum additional dividend to be distributed of EUR 1 million.

18. Financial Liabilities

18.1 Long-term Debt

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate and currency swaps. The Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. The short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin. Delhaize Group also has a treasury notes program available.

The carrying values of long-term debt (excluding finance leases, see Note 18.3), net of discounts and premiums, deferred transaction costs and hedge accounting fair value adjustments were as follows:

				December 31,		
(in millions of EUR)	Nominal Interest Rate	Maturity	Currency	2011	2010	2009
Senior notes, unsecured	5.70%	2040	USD	445	430	—
Debentures, unsecured	9.00%	2031	USD	208	201	553
Notes, unsecured	8.05%	2027	USD	53	51	84
Retail bond, unsecured	4.25%	2018	EUR	400	—	—
Bonds, unsecured	6.50%	2017	USD	345	334	309
Notes, unsecured[1]	5.625%	2014	EUR	541	544	543
Senior notes, unsecured[1]	5.875%	2014	USD	231	223	206
Bonds, unsecured[2]	5.10%	2013	EUR	80	80	80
Notes, unsecured	8.125%	2011	USD	—	38	35
Bonds, unsecured[2]	3.895%	2010	EUR	—	—	40
Other debt	4.50% to 7%	2014 to 2031	USD	14	10	5
Mortgages payable	8.25%	2009 to 2016	USD	2	2	2
Senior notes	7.06%	2009 to 2016	USD	6	7	8
Other notes, unsecured	13.21%	2009 to 2013	USD	—	1	1
Floating term loan, unsecured	LIBOR 6m+45bps	2012	USD	87	84	78
Bank borrowings			EUR	1	1	2
Total non-subordinated borrowings				**2 413**	**2 006**	**1 946**
Less current portion				(88)	(40)	(42)
Total non-subordinated borrowings, non-current				**2 325**	**1 966**	**1 904**

————————————

[1] Notes are part of hedging relationship (see Note 19).
[2] Bonds issued by Delhaize Group's Greek subsidiary Alfa Beta.

The interest rate on long-term debt (excluding finance leases, see Note 18.3) was on average 5.0%, 5.1% and 5.7% at December 31, 2011, 2010 and 2009, respectively. These interest rates were calculated considering the interest rate swaps discussed in Note 19.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the "Treasury Program"). No notes were outstanding at December 31, 2011, 2010 and 2009.

Issuance of new Long-term Debts

During October 2011, Delhaize Group completed the public offering of a 7-year 4.25% retail bond in Belgium and in the Grand Duchy of Luxembourg for a total amount of EUR 400 million. The majority of the proceeds of the retail bond were used for the voluntarity early repayment of long-term and short-term debt assumed as part of the Delta Maxi acquisition.

The bonds contain a change of control provision allowing their holders to require Delhaize Group to repurchase their bonds in cash for an amount equal to 101% of the aggregate principal amount of the bonds plus accrued and unpaid interest thereon (if any), upon the occurrence of (i) the acquisition by an offeror of more than 50% of the ordinary shares or other voting rights of Delhaize Group or if a majority of the members of the board of directors of Delhaize Group no longer are so-called continuing directors and (ii) 60 days after the change in control described under (i), there is a downgrade of the rating of Delhaize Group by two rating agencies.

Refinancing of Long-term Debts

In October 2010, Delhaize Group exchanged USD 533 million of the 9.00% debentures due 2031 and USD 55 million of the 8.05% notes due 2027 (together the "Existing Securities") issued in a private offering by the wholly-owned subsidiary Delhaize America, LLC, for USD 827 million, 5.70% senior notes due 2040 issued by Delhaize Group.

The transaction qualified as a "debt modification" under IFRS (see Note 2.3) and any costs or fees incurred adjusted the carrying amount of the Existing Securities, being the carrying amount of the new senior notes, and are amortized over the remaining term of the senior notes due 2040. In line with IFRS, the non-cash premium granted, being the difference between the principal amounts of the Existing Securities tendered and the principal amount of the new senior notes issued, had no immediate impact on the carrying amount of the new notes and is also amortized over the remaining term of the senior notes, i.e., until 2040.

Repayment of Long-term Debts

On April 15, 2011, the USD 50 million notes issued in 2001 by Delhaize Group's U.S. subsidiary Delhaize America matured and were repaid.

Defeasance of Hannaford Senior Notes

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding senior notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these notes (see Note 11). As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the notes.

As of December 31, 2011, 2010 and 2009, USD 8 million (EUR 6 million), USD 11 million (EUR 8 million) and USD 12 million (EUR 9 million) in aggregate principal amounts of the notes were outstanding, respectively. At December 31, 2011, 2010 and 2009, restricted securities of USD 12 million (EUR 9 million), USD 13 million (EUR 10 million), and USD 15 million (EUR 10 million), respectively, were recorded in investment in securities on the balance sheet (see Note 11).

Long-term Debt by Currency and Contractually Agreed Payments

The main currencies in which Delhaize Group's long-term (excluding finance leases, see Note 18.3) debt are denominated are as follows:

	December 31,		
(in millions of EUR)	**2011**	**2010**	**2009**
U.S. dollar	1 391	1 381	1 281
Euro	1 022	625	665
Total	**2 413**	**2 006**	**1 946**

The following table summarizes the contractually agreed (undiscounted) interest payments and repayments of principals of Delhaize Group's non-derivative financial liabilities, excluding any hedging effects and not taking premiums and discounts into account:

(in millions of USD)	2012	2013	2014	2015	2016	Thereafter	Fair Value
Fixed rates							
Notes due 2014	—	—	300	—	—	—	326
Average interest rate	—	—	5.88%	—	—	—	
Interest due	18	18	9	—	—	—	
Bonds due 2017	—	—	—	—	—	450	529
Average interest rate	—	—	—	—	—	6.50%	
Interest due	29	29	29	29	29	15	
Notes due 2027	—	—	—	—	—	71	90
Average interest rate	—	—	—	—	—	8.05%	
Interest due	6	6	6	6	6	60	
Debentures due 2031	—	—	—	—	—	271	373
Average interest rate	—	—	—	—	—	9.00%	
Interest due	24	24	24	24	24	354	
Notes due 2040	—	—	—	—	—	827	849
Average interest rate	—	—	—	—	—	5.70%	
Interest due	47	47	47	47	47	1 131	
Senior and other notes	—	—	—	—	9	—	11
Average interest rate	—	—	—	—	7.06%	—	
Interest due	1	1	1	1	—		
Mortgage payable	—	—	—	—	2	—	3
Average interest rate	—	—	—	—	8.25%	—	
Interest due	—	—	—	—	—	—	
Other debt	—	—	12	—	—	7	19
Average interest rate	—	—	5.50%	—	—	4.50%	
Interest due	1	1	1	—	—	5	
Floating rates							
Term loan 2012	113	—	—	—	—	—	113
Average interest rate	1.25%	—	—	—	—	—	
Interest due	1	—	—	—	—	—	
Total cash flows in USD	**240**	**126**	**429**	**107**	**117**	**3 191**	**2 313**
Total cash flows in USD translated in millions of EUR	**185**	**97**	**332**	**83**	**90**	**2 466**	**1 788**

(in millions of EUR)	2012	2013	2014	2015	2016	Thereafter	Fair Value
Fixed rates							
Bonds due 2013	—	80	—	—	—	—	83
Average interest rate	—	5.10%	—	—	—	—	
Interest due	4	4	—	—	—	—	
Notes due 2014	—	—	500	—	—	—	547
Average interest rate	—	—	5.63%	—	—	—	
Interest due	28	28	28	—	—	—	
Bonds due 2018	—	—	—	—	—	400	420
Average interest rate	—	—	—	—	—	4.25%	
Interest due	17	17	17	17	17	34	
Bank borrowings	1	—	—	—	—	—	1
Average interest rate	2.70%	—	—	—	—	—	
Interest due	—	—	—	—	—	—	
Total cash flows in EUR	**50**	**129**	**545**	**17**	**17**	**434**	**1 051**
Total cash flows	**235**	**226**	**877**	**100**	**107**	**2 900**	**2 839**

The variable interest payments arising from financial liabilities with variable coupons were calculated using the last interest rates fixed before year-end. In the event where a counterparty has a choice of when an amount is paid (e.g., on demand deposits), the liability is allocated to the earliest period in which Delhaize Group can be required to pay. Delhaize Group is managing its liquidity risk based on contractual maturities.

Fair Value of Long-term Debt

The fair value of the Group's long-term debt (excluding finance leases, see Note 18.3) is based on the current market quotes for publicly traded debt (multiplying the quoted price with the nominal amount). Fair values of non-public debt are estimated using rates currently publicly available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries.

	December 31,		
(in millions of EUR)	2011	2010	2009
Fair value of long-term debt	2 839	2 342	2 158
Carrying value of long-term debt:			
Current	88	40	42
Non-current	2 325	1 966	1 904
Total	2 413	2 006	1 946

Collateralization

The portion of Delhaize Group's long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group's assets was EUR 37 million at December 31, 2011 and EUR 17 million at December 31, 2010 and 2009.

At December 31, 2011, 2010 and 2009, EUR 56 million, EUR 38 million and EUR 32 million, respectively, of assets were pledged as collateral for mortgages.

Debt Covenants for Long-term Debt

Delhaize Group is subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above. While these long-term debt instruments contain certain accelerated repayment terms, as further described below, none contain accelerated repayment clauses that are subject solely to changes in the Group's credit rating ("rating event"). Further, none of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

Indentures covering the notes due in 2014 (USD and EUR), 2017 (USD), 2027 (USD) and 2040 (USD), the debentures due in 2031 (USD) and the retail bond due in 2018 (EUR) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 (USD and EUR), 2017 (USD) and 2040 (USD) notes and the 2018 (EUR) bonds also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event.

The term loan maturing in 2012 contains customary provisions related to events of default as well as a minimum fixed charge coverage ratio and a maximum leverage ratio, both based on non-GAAP measures.

The bonds due in 2013 contain customary defined non-GAAP measure based minimum fixed charge coverage and maximum leverage ratios.

At December 31, 2011, 2010 and 2009, Delhaize Group was in compliance with all covenants for long-term debt.

18.2 Short-term Borrowings

Short-term Borrowings by Currency

	December 31,		
(in millions of EUR)	**2011**	**2010**	**2009**
U.S. Dollar	—	2	35
Euro	45	14	28
Other currencies	15	—	—
Total	**60**	**16**	**63**

The carrying amounts of short-term borrowings approximate their fair values.

On April 15, 2011, Delhaize Group and certain of its subsidiaries, including Delhaize America, LLC, entered into a EUR 600 million, five-year multi-currency, unsecured revolving credit facility agreement (the "New Facility Agreement").

U.S. Entities

At April 15th, 2011, Delhaize America, LLC terminated all of its commitments under the 2009 Credit Agreement and joined the New Facility Agreement.

Delhaize America, LLC had no outstanding borrowings under this agreement as of December 31, 2011 and no outstanding borrowings under the 2009 Credit Agreement as of December 31, 2010 and USD 50 million (EUR 35 million) as of December 31, 2009.

Under the credit facilities that were in place at the various reporting dates, Delhaize America, LLC had no average daily borrowings during 2011, USD 2 million (EUR 2 million) during 2010 and USD 3 million (EUR 2 million) during 2009. In addition to the New Facility Agreement, Delhaize America, LLC had a committed credit facility exclusively to fund letters of credit of USD 35 million (EUR 27 million) of which approximately USD 16 million (EUR 13 million) was outstanding to fund letters of credit as of December 31, 2011, USD 20 million (EUR 15 million) and USD 37 million (EUR 26 million) as of December 31, 2010 and 2009, respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders' discretion and these facilities were USD 150 million (EUR 116 million) at December 31, 2011. As of December 31, 2011, 2010 and 2009, Delhaize America, LLC had no borrowings outstanding under such arrangements, but used USD 5 million (EUR 4 million) to fund letters of credit at December 31, 2011.

European and Asian Entities

At December 31, 2011, 2010 and 2009, the Group's European and Asian entities together had credit facilities (committed and uncommitted) of EUR 864 million (of which EUR 736 million of committed credit facilities and including the EUR 600 million New facility Agreement: see above), EUR 490 million and EUR 542 million, respectively, under which Delhaize Group can borrow amounts for less than one year ("Short-term Bank Borrowings") or more than one year ("Medium-term Bank Borrowings").

The Short-term Bank Borrowings and the Medium-term Bank Borrowings generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had EUR 60 million in outstanding short-term bank borrowings at December 31, 2011, of which EUR 46 million was drawn from the committed credit lines, compared to EUR 14 million in outstanding short-term bank borrowings at December 31, 2010 and EUR 28 million borrowings outstanding at December 31, 2009, respectively, with an average interest rate of 2.95%, 4.83% and 3.83%, respectively. During 2011, the Group's European and Asian average borrowings were EUR 189 million at a daily average interest rate of 5.20%.

In addition, European and Asian entities have credit facilities (committed and uncommitted) of EUR 14 million (of which EUR 2 million of committed credit facilities), exclusively to issue bank guarantees. Of these credit facilities approximately EUR 10 million was outstanding to fund letters of guarantees as of December 31, 2011 (EUR 4 million at December 31, 2010 and EUR 3 million at December 31, 2009).

Debt Covenants for Short-term Borrowings

The New Facility Agreement, which replaced the 2009 Credit Agreement, and EUR 129 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and mergers, as well as minimum fixed charge coverage ratios and maximum leverage ratios based on non-GAAP measures. None of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

At December 31, 2011, 2010 and 2009, Delhaize Group was in compliance with all covenants conditions for Short-term Bank Borrowings.

18.3 Leases

As described in Note 2.3, the classification of a lease agreement depends on the allocation of risk and rewards incidental to the ownership of the leased item. When assessing the classification of a lease agreement, certain estimates and assumptions need to be made and applied, which include, but are not limited to, the determination of the expected lease term and minimum lease payments, the assessment of the likelihood of exercising options and estimation of the fair value of the lease property.

Delhaize Group as Lessee - Finance and operating lease commitments

As detailed in Note 8, Delhaize Group operates a significant number of its stores under finance and operating lease arrangements. Various properties leased are (partially or fully) subleased to third parties, where the Group is therefore acting as a lessor (see further below). Lease terms (including reasonably certain renewal options) generally range from 1 to 40 years with renewal options ranging from 3 to 36 years.

The schedule below provides the future minimum lease payments, which have not been reduced by expected minimum sublease income of EUR 34 million, due over the term of non-cancellable subleases, as of December 31, 2011:

(in millions of EUR)	2012	2013	2014	2015	2016	Thereafter	Total
Finance Leases							
Future minimum lease payments	139	127	121	116	107	915	**1 525**
Less amount representing interest	(78)	(76)	(69)	(62)	(57)	(433)	**(775)**
Present value of minimum lease payments	61	51	52	54	50	482	**750**
Of which related to closed store lease obligations	3	3	3	3	2	13	**27**
Operating Leases							
Future minimum lease payments (for non-cancellable leases)	317	275	248	215	185	907	**2 147**
Of which related to closed store lease obligations	12	11	9	8	6	20	**66**

The average effective interest rate for finance leases was 11.8%, 12.0% and 11.8% at December 31, 2011, 2010 and 2009, respectively. The fair value of the Group's finance lease obligations using an average market rate of 4.5% at December 31, 2011 was EUR 1 016 million (2010: 5.1%, EUR 994 million; 2009: 6.1%, EUR 887 million).

The Group's obligation under finance leases is secured by the lessors' title to the leased assets.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 311 million, EUR 295 million and EUR 270 million in 2011, 2010 and 2009, respectively, being included predominately in "Selling, general and administrative expenses."

Certain lease agreements also include contingent rent requirements which are generally based on store sales and were insignificant in 2011, 2010 and 2009.

Sublease payments received and recognized into income for 2011, 2010 and 2009 were EUR 17 million, EUR 16 million and EUR 16 million, respectively.

Delhaize Group signed lease agreements for additional store facilities under construction at December 31, 2011. The corresponding lease terms as well as the renewal options generally range from 10 to 30 years. Total future minimum lease payments for these agreements relating to stores under construction were approximately EUR 71 million.

Provisions for EUR 46 million, EUR 44 million and EUR 54 million at December 31, 2011, 2010 and 2009, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in "Closed Store Provisions" (see Note 20.1). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

Delhaize Group as Lessor – Expected Finance and Operating Lease Income

As noted above, occasionally, Delhaize Group acts as a lessor for certain owned or leased property, mainly in connection with closed stores that have been sub-leased to other parties, retail units in Delhaize Group shopping centers or within a Delhaize Group store. Currently the Group did not enter into any lease arrangements with independent third party lessees that would qualify as finance leases. Rental income is included in "Other Operating Income" in the income statement.

The undiscounted expected future minimum lease payments to be received under non-cancellable operating leases as at December 31, 2011 can be summarized as follows:

(in millions of EUR)	2012	2013	2014	2015	2016	Thereafter	Total
Future minimum lease payments to be received	35	30	17	5	3	16	**106**
Of which related to sub-lease agreements	14	10	5	2	2	1	**34**

The total amount of EUR 106 million represents expected future lease income to be recognized as such in the income statement and excludes expected future sub-lease payments to receive in relation to stores being part of the "Closed Store Provision" (see Note 20.1).

Contracts including contingent rent clauses are insignificant to the Group.

18.4 Net Debt

Net debt is defined as the non-current financial liabilities, plus current financial liabilities and derivative financial liabilities, minus derivative financial assets, investments in securities, and cash and cash equivalents.

		December 31,		
(in millions of EUR)	Note	2011	2010	2009
Non-current financial debt	18.1, 18.3	3 014	2 650	2 547
Current financial liabilities	18.1, 18.2, 18.3	209	113	149
Derivative liabilities	19	20	16	40
Derivative assets	19	(58)	(66)	(96)
Investments in securities - non current	11	(13)	(125)	(126)
Investments in securities - current	11	(93)	(43)	(12)
Cash and cash equivalents	15	(432)	(758)	(439)
Net debt		**2 647**	**1 787**	**2 063**
Net debt to equity ratio		48.7%	35.3%	46.8%

The following table summarizes the movement of net debt during 2011:

(in millions of EUR)	
Net debt at January 1, 2011	**1 787**
Free cash flow	231
Exercise of stock options and warrants	(13)
Net cash received from derivative instruments	24
Call options acquired on own equity instruments	6
Purchase of treasury shares	20
Purchase of non-controlling interests	10
Dividends paid	173
Net debt after cash movements	**2 238**
Non-cash movements	365
Currency translation effect on assets and liabilities	44
Net debt at December 31, 2011	**2 647**

The non-cash movements mainly consist of the debt acquired from Delta Maxi (EUR 351 million, see Note 4.1).

Free cash flow is defined as cash flow before financing activities, investments in debt securities and sale and maturity of debt securities and can be summarized as follows:

(in millions of EUR)	2011
Net cash provided by operating activities	1 106
Net cash used in investing activities	(1 265)
Sale of debt securities (net)	(72)
Free cash flow	**(231)**

Cash used in investing activities was significantly impacted by the acquisition of Delta Maxi (EUR 574 million, see Note 4.1).

19. Derivative Financial Instruments and Hedging

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The calculation of fair values for derivative financial instruments depends on the type of instruments:

- *Derivative interest rate contracts:* the fair value of derivative interest rate contracts (e.g., interest rate swap agreements) is estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument.
- *Derivative currency contracts:* the fair value of forward foreign currency exchange contracts is based on forward exchange rates.
- *Derivative cross-currency contracts:* the fair value of derivative cross-currency contracts is estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument, translated at the rate prevailing at measurement date.

Derivative instruments are carried at fair value, being the amount for which a resulting asset could be exchanged or a liability settled:

	December 31,					
	2011		**2010**		**2009**	
(in millions of EUR)	**Assets**	**Liabilities**	**Assets**	**Liabilities**	**Assets**	**Liabilities**
Interest rate swaps	57	—	61	—	61	—
Cross currency swaps	1	20	5	16	35	40
Total	**58**	**20**	**66**	**16**	**96**	**40**

As described in Note 2.3, Delhaize Group does not enter into derivative financial instrument arrangements for speculation / trading, but rather for hedging (both economic and accounting) purposes only. As the Group currently holds no derivatives where net settlement has been agreed, the following table indicates the contractually agreed (undiscounted) gross interest and principal payments associated with derivative financial instruments (assets and liabilities) at December 31, 2011:

	1 - 3 months		**4 - 12 months**		**2013**		**2014**	
(in millions of EUR)	**Principal**	**Interest**	**Principal**	**Interest**	**Principal**	**Interest**	**Principal**	**Interest**
Interest rate swaps being part of a fair value hedge relationship								
Inflows	—	—	—	29	—	29	—	29
Outflows	—	(3)	—	(9)	—	(12)	—	(6)
Cross-currency interest rate swaps being part of a cash flow hedge relationship								
Inflows	—	7	—	7	—	14	232	7
Outflows	—	(15)	—	—	—	(15)	(228)	(15)
Cross-currency interest rate swaps without a hedging relationship								
Inflows	13	4	—	9	—	12	500	6
Outflows	(12)	(3)	—	(6)	—	(8)	(518)	(4)
Total Cash Flows	**1**	**(10)**	**—**	**30**	**—**	**20**	**(14)**	**17**

Interest Rate Swaps

Fair value hedge:

In 2007, Delhaize Group issued EUR 500 million Senior Notes with a 5.625% fixed interest rate and a 7 year term, exposing the Group to changes in the fair value due to changes in market interest rates (see Note 18.1).

In order to hedge that risk, Delhaize America, LLC swapped 100% of the proceeds to a EURIBOR 3 month floating rate for the 7 year term. The maturity dates of interest rate swap arrangements ("hedging instrument") match those of the underlying debt ("hedged item"). The transactions were designated and qualify for hedge accounting in accordance with IAS 39, and were documented and reflected in the financial statements of Delhaize Group as fair value hedges. The aim of the hedge is to transform the fixed rate notes into variable interest debt ("hedged risk"). Credit risks are not part of the hedging relationship. The effectiveness is tested using statistical methods in the form of a regression analysis.

Changes in fair values were recorded in the income statement as finance costs as follows (see Note 29.1):

		December 31,		
(in millions of EUR)	Note	2011	2010	2009
Losses (gains) on				
Interest rate swaps	29.1	5	3	(8)
Related debt instruments	29.1	(5)	(3)	8
Total		—	—	—

Discontinued cash flow hedges:

In 2001, the Group recorded a deferred loss (USD 16 million) on the settlement of a hedge agreement related to securing financing for the Hannaford acquisition by Delhaize America. In 2007, as a result of the debt refinancing and the consequent discontinuance of the hedge accounting, Delhaize Group recorded a deferred gain (EUR 2 million). Both the deferred gain/loss were recorded in OCI ("discontinued cash flow hedge reserve") and amortized to finance costs over the term of the underlying debt, which matures in 2031 and 2017, respectively.

Currency Swaps

The Group uses currency swaps to manage some of its currency exposures.

Cash flow hedge:

Delhaize Group issued in 2009 a USD 300 million bond with a 5.875% fixed interest rate and a 5 year term ("hedged item"), exposing Delhaize Group to currency risk on USD cash flows ("hedged risk"). In order to hedge that risk, Delhaize Group swapped 100% of the proceeds to a euro fixed rate liability with a 5 year term ("hedging instrument"). The maturity dates, the USD interest rate, the interest payment dates, and the USD flows (interest and principal) of the hedging instrument, match those of the underlying debt. The transactions have been designated and qualify for hedge accounting in accordance with IAS 39, and were documented and reflected in the financial statements of Delhaize Group as cash flow hedges. Delhaize Group tests effectiveness by comparing the movements in cash flows of the hedged item with those of a "hypothetical derivative" representing the "perfect hedge." The terms of the hedging instrument and the hypothetical derivative are the same, with the exception of counterparty credit risk, which is closely monitored by the Group. The fair value gains on the hedging instrument recognized in 2011 in the "Cash flow hedge reserve," representing the effective portion of the hedging relationship, were negligible. EUR 5 million have been recycled to profit or loss ("Finance costs," see Note 29.1) in order to offset foreign currency losses recognized in the income statement relating to the hedged risk. At December 31, 2011, a total loss of EUR 3 million, net of taxes, (2010: gain of EUR 5 million; 2009: loss of EUR 6 million) was recognized in the "Cash flow hedge reserve" (see Note 16).

Economic hedges:

Delhaize Group entered into other currency swap contracts, which are not designated as cash flow, fair value or net investment hedges. Those contracts are generally entered into for periods consistent with currency transaction exposures where hedge accounting is not necessary, as the transactions naturally offset the exposure hedged. Consequently, the Group does not designate and document such transactions as hedge accounting relationships.

In 2007, and simultaneously to entering into interest rate swaps described above, Delhaize Group's U.S. operations also entered into cross-currency interest rate swaps, exchanging the principal amounts (EUR 500 million for USD 670 million) and interest payments (both variable), in order to cover the foreign currency exposure of the entity. Delhaize Group did not apply hedge accounting to this transaction because this swap constitutes an economic hedge with Delhaize America, LLC's underlying EUR 500 million term loan.

In addition, Delhaize Group enters into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its reporting currency.

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2011. Changes in fair value of these swaps are recorded in "Finance costs" or "Income from investments" in the income statement, except - as explained above - for the USD 300 million Senior Notes, which are designated as cash flow hedges:

(in millions)	Foreign Currency Swaps							
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2011 (EUR)	Fair Value Dec. 31, 2010 (EUR)	Fair Value Dec. 31, 2009 (EUR)
2011	2012	EUR 12	12m EURIBOR +4.83%	USD 17	12m LIBOR +4.94%	1	—	—
2010	2011	EUR 53	6m EURIBOR +3.33%	USD 75	6m LIBOR +3.40%	—	3	—
2010	2011	EUR 26	12m EURIBOR +5.02%	USD 35	12m LIBOR +4.94%	—	1	—
2010	2011	EUR 63	6m EURIBOR +2.97%	USD 85	6m LIBOR +3.55%	—	—	—
2009	2010	EUR 20	12m EURIBOR +4.99%	USD 25	12m LIBOR+4.94%	—	—	(2)
2009	2014	EUR 228	6.63%	USD 300	5.875%	(11)	(13)	(38)
2007	2014	USD 670	3m LIBOR +0.98%	EUR 500	3m EURIBOR +0.94%	(9)	(2)	35

Foreign Exchange Forward Contracts

The Group uses currency forward contracts to manage certain parts of its currency exposures. These contracts are not designated as cash flow or fair value hedges and are generally entered into for periods consistent with currency transaction exposures.

At December 31, 2011 and 2010, Delhaize Group held no foreign exchange forward contracts. At the end of 2009, the Group had signed a foreign exchange forward contract to purchase in 2010 USD 11 million in exchange for EUR 7 million to offset intercompany foreign currency exchange exposure.

As explained in Note 2.3, changes in the fair value of forward contracts are recorded in the income statement in "Finance costs" or "Income from investments," depending on the underlying transaction.

Debt Covenants for Derivatives

The Group has several ISDAs in place containing customary provisions related to events of default and restrictions in terms of sale of assets, merger and rating.

The maximum exposure of derivative financial instruments to credit risk at the reporting date equals their carrying values at balance sheet date (i.e., EUR 58 million at December 31, 2011). See Note 12 in connection with collateral posted on derivative financial liabilities.

20. Provisions

(in millions of EUR)	Note	December 31,		
		2011	**2010**	**2009**
Closed stores:	20.1			
Non-current		37	36	44
Current		9	8	10
Self-insurance:	20.2			
Non-current		89	82	75
Current		54	39	33
Pension benefit and other post-employment benefits:	21			
Non-current		90	80	81
Current		3	2	2
Other:	20.3			
Non-current		37	35	28
Current		16	3	7
Total provisions		**335**	**285**	**280**
Non-current		253	233	228
Current		82	52	52

20.1 Closed Store Provisions

As explained in Note 2.3, Delhaize Group records closed store provisions for present obligations in connection with store closing activities, which consist primarily of provisions for onerous contracts and severance ("termination") costs. The amounts recognized reflect management's best estimate of the expected expenditures required to settle the present obligation at balance sheet date and requires the application of judgment and estimates that could be impacted by factors such as the discount rate applied, the ability to sub-lease, the creditworthiness of the sub-lessee or the success when negotiating any early termination of lease agreements. Most of the factors are significantly dependent on general economic conditions and the interrelated demand for commercial property. Consequently, the cash flows projected, and the risk reflected in those, might change, if applied assumptions change.

Most obligations recognized relate to onerous lease contracts, predominately for stores located in the U.S, with remaining lease terms ranging from 1 to 17 years. The average remaining lease term for closed stores was 5 years at December 31, 2011. During 2011, 2010 and 2009, only minor amounts related to termination benefits.

The following table reflects the activity related to closed store provisions:

(in millions of EUR)	2011	2010	2009
Closed store provision at January 1	**44**	**54**	**51**
Additions:			
Store closings - lease obligations	3	1	10
Store closings - other exit costs	—	—	2
Update of estimates	5	1	5
Interest expense (unwinding of discount)	4	4	4
Acquisition through business combination	2	—	—
Utilization:			
Lease payments made	(12)	(14)	(14)
Lease terminations	—	(5)	(1)
Payments made for other exit costs	(1)	(2)	—
Transfer to other accounts	—	—	(1)
Currency translation effect	1	5	(2)
Closed store provision at December 31	**46**	**44**	**54**

During 2011, 2010 and 2009, Delhaize Group recorded additions to the closed store provision of EUR 3 million, EUR 1 million and EUR 12 million, respectively, primarily related to 18, 7 and 32 store closings, respectively, made in the ordinary course of business.

The following table presents a reconciliation of the number of closed stores included in the closed store provision:

	Number of Closed Stores
Balance at January 1, 2009	**149**
Store closings added	32
Stores sold/lease terminated	(35)
Balance at December 31, 2009	**146**
Store closings added	7
Stores sold/lease terminated	(49)
Balance at December 31, 2010	**104**
Store closings added	18
Stores sold/lease terminated	(20)
Balance at December 31, 2011	**102**

Expenses relating to closed store provisions were recorded in the income statement as follows:

(in millions of EUR)	Note	2011	2010	2009
Other operating expenses	28	8	2	17
Interest expense included in "Finance costs"	29.1	4	4	4
Results from discontinued operations	5.3	—	—	—
Total		**12**	**6**	**21**

20.2 Self-insurance Provision

Delhaize Group's U.S. operations are self-insured for their workers' compensation, general liability, vehicle accident and pharmacy claims up to certain retentions and holds excess-insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. The assumptions used in the development of the actuarial estimates are based upon historical claims experience, including the average monthly claims and the average lag time between incurrence and payment.

The maximum retentions, including defense costs per occurrence, are:

- USD 1.0 million per accident for workers' compensation;
- USD 3.0 million per occurrence for general liability;
- USD 3.0 million per accident for vehicle accident; and
- USD 5.0 million per occurrence for pharmacy claims.

Our property insurance in the U.S. includes self-insured retentions per occurrence of USD 10 million for named windstorms, USD 5 million for Zone A flood losses and USD 2.5 million for all other losses.

Delhaize Group is also self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends.

The movements of the self-insurance provision were as follows:

(in millions of EUR)	2011	2010	2009
Self-insurance provision at January 1	**121**	**108**	**122**
Expense charged to earnings	168	179	158
Claims paid	(151)	(174)	(169)
Currency translation effect	5	8	(3)
Self-insurance provision at December 31	**143**	**121**	**108**

Actuarial estimates are judgmental and subject to uncertainty, due to, among many other things, changes in claim reporting patterns, claim settlement patterns or legislation. Management believes that the assumptions used to estimate the self-insurance provision are reasonable and represent management's best estimate of the expenditures required to settle the present obligation at the balance sheet date. Nonetheless, it is in the nature of such estimates that the final resolution of some of the claims may require making significant expenditures in excess of the existing provisions over an extended period and in a range of amounts that cannot be reasonably estimated.

20.3 Other Provisions

The other provisions mainly consist of long-term incentive and early retirement plans, but also include amounts for asset removal obligations and provisions for litigation. The movements of the other provisions were as follows:

(in millions of EUR)	2011	2010	2009
Other provisions at January 1	**38**	**35**	**28**
Acquisitions through business combinations	12	—	—
Expense charged to profit and loss	6	9	8
Payments made	(4)	(4)	(5)
Transfer (to) from other accounts	—	(3)	4
Currency translation effect	1	1	—
Other provisions at December 31	**53**	**38**	**35**

21. Employee Benefits

21.1 Pension Plans

Delhaize Group's employees are covered by certain benefit plans, as described below.

The cost of defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligations are determined using actuarial valuations. These valuations involve making a number of assumptions about, e.g., discount rate, expected rate of return on plan assets, future salary increase or mortality rates. For example, in determining the appropriate discount rate, management considers the interest rate of high-quality corporate bonds (at least AA rating) in the respective country, in the currency in which the benefits will be paid and with the appropriate maturity date; mortality rates are based on publicly available mortality tables for the specific country; the expected return on plan assets is determined by considering the expected returns on the assets underlying the long-term investment strategy. Any changes in the assumptions applied will impact the carrying amount of the pension obligations, but will not necessarily have an immediate impact on future contributions. All significant assumptions are reviewed periodically. Plan assets are measured at fair value, using readily available market prices, or at the minimum return guaranteed by an independent insurance company. Actuarial gains and losses (i.e., experience adjustments and effects of changes in actuarial assumptions) are directly recognized in OCI. The assumptions are summarized below.

Defined Contribution Plans

- In *Belgium*, Delhaize Group sponsors for substantially all of its employees a defined contribution plan, under which the Group and the employees (starting in 2005) also, contribute a fixed monthly amount. The contributions are adjusted annually according to the Belgian consumer price index. Employees that were employed before implementation of the plan were able to choose not to participate in the employee contribution part of the plan. The plan assures the employee a lump-sum payment at retirement based on the contributions made. Based on Belgian law, the plan includes a minimum guaranteed return, which is guaranteed by an external insurance company that receives and manages the contributions. Since July 2010, the Group also sponsors an additional defined contribution plan, without employee contribution, for a limited number of employees who decided to change pension plans (see below "Defined Benefit Plans"). The expenses related to these plans were EUR 9 million in 2011 and EUR 6 million and EUR 4 million in 2010 and 2009, respectively.

- In the *U.S.*, Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion and Sweetbay with one or more years of service. Profit-sharing contributions substantially vest after three years of consecutive service. Forfeitures of profit-sharing contributions are used to offset plan expenses. The profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America, LLC's Board of Directors. The profit-sharing plans also include a 401(k) feature that permits Food Lion and Sweetbay employees to make elective deferrals of their compensation and allows Food Lion and Sweetbay to make matching contributions.

  Finally, the U.S. entities Hannaford and Harveys also provide defined contribution 401(k) plans including employer-matching provisions to substantially all employees. The defined contribution plans provide benefits to participants upon death, retirement or termination of employment.

  The expenses related to these U.S. defined contribution retirement plans were EUR 37 million in 2011 and 2010 and EUR 38 million in 2009.

- In addition, Delhaize Group operates defined contribution plans in *Greece and Indonesia*, to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

Defined Benefit Plans

Approximately 20% of Delhaize Group employees are covered by defined benefit plans.

- In *Belgium*, Delhaize Group has a defined benefit pension plan covering approximately 4% of its employees. The plan is subject to legal funding requirements and is funded by contributions from plan participants and the Group. The plan provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the associate before his/her retirement or death. An independent insurance company guarantees a minimum return on plan assets and mainly invests in debt securities in order to achieve that goal. Delhaize Group bears any risk above this minimum guarantee.

  During 2010, Delhaize Group offered its employees who participate in the defined benefit plan on a going forward basis the opportunity to participate in a new defined contribution plan (new plan), instead of continuing earning benefits under the defined benefit pension plan (old plan). Approximately 40% of the eligible employees accepted the offer, reducing the number of people covered by the old plan to the above mentioned 4%. Under Belgian legislation, employees that decided to participate in the new plan for future service, remain entitled to retirement benefits under the old defined benefit plan for past service. Due to the plan amendment, a negative past service cost related to death-in-service benefits of EUR 3 million was recognized in 2010.

- In the *U.S.*, Delhaize Group sponsors a non-contributory funded defined benefit pension plan covering approximately 60% of Hannaford employees. The plan has a minimum funding requirement and contributions made by Hannaford are available as reductions in future contributions. In 2011, in aligning the benefits and compensations across its operating entities, Delhaize America modified the terms of the plan. This resulted in the closure of the plan to new employees and a reduction of future benefits for current employees of Hannaford as of December 31, 2011. The plan amendment led to the recognition of net actuarial losses of USD 8 million (EUR 6 million), recognized in "OCI" and of net curtailment gain of USD 13 million (EUR 10 million), included in "Selling, general and administrative expenses in the third quarter of 2011." The plan traditionally invests mainly in equity securities and is, therefore, exposed to stock market movements.

  Further, Delhaize Group operates in the U.S. unfunded supplemental executive retirement plans ("SERP") covering a limited number of executives of Food Lion, Hannaford and Sweetbay. Benefits generally are based on average earnings, years of service and age at retirement. Also in 2011, Delhaize America decided to discontinue the SERP for Hannaford executives. The plan amendment resulted in the recognition of insignificant net curtailment gain and net actuarial losses.

  In addition, both Hannaford and Food Lion offer nonqualified deferred compensation - unfunded - plans to a very limited number of both Hannaford and Food Lion executives.

- *Alfa Beta* has an unfunded defined benefit post-employment plan. This plan relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensation granted only in cases of normal retirement or termination of employment. All employees of Alfa Beta are covered by this plan.

- *Super Indo* operates an unfunded defined benefit post-employment plan, which provides benefits upon retirement, death and disability, as required by local law and regulation. All employees of Super Indo that were employed for at least two years are covered by this plan.

Defined Benefit Plans

(in millions of EUR)	2011			2010			2009		
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:									
Benefit obligation at January 1	**161**	**115**	**276**	**136**	**121**	**257**	**111**	**106**	**217**
Current service cost	9	4	13	9	5	14	8	4	12
Interest cost	8	5	13	8	6	14	7	6	13
Plan participants' contributions	1	1	2	2	2	4	—	2	2
Amendments	—	1	1	(1)	(3)	(4)	—	—	—
Actuarial (gain)/loss	11	3	14	4	—	4	11	6	17
Benefits paid	(11)	(9)	(20)	(12)	(17)	(29)	(6)	(4)	(10)
Business combinations / divestures/ transfers	—	—	—	4	—	4	10	—	10
Plan curtailments	(10)	—	(10)	—	—	—	—	—	—
Plan settlements	—	1	1	—	1	1	—	1	1
Currency translation effect	6	—	6	11	—	11	(5)	—	(5)
Benefit obligation at December 31	**175**	**121**	**296**	**161**	**115**	**276**	**136**	**121**	**257**
Change in plan assets:									
Fair value of plan assets at January 1	**123**	**74**	**197**	**99**	**78**	**177**	**79**	**69**	**148**
Expected return on plan assets	8	3	11	8	3	11	6	3	9
Actuarial gain/(loss) on plan assets	(6)	3	(3)	5	1	6	9	(1)	8
Employer contributions	12	2	14	13	7	20	14	9	23
Plan participants' contributions	1	1	2	2	2	4	—	2	2
Benefits paid	(11)	(9)	(20)	(12)	(17)	(29)	(6)	(4)	(10)
Currency translation effect	4	—	4	8	—	8	(3)	—	(3)
Fair value of plan assets at December 31	**131**	**74**	**205**	**123**	**74**	**197**	**99**	**78**	**177**
Actual return on plan assets	**2**	**6**	**8**	**13**	**4**	**17**	**15**	**2**	**17**
Amounts recognized in the balance sheet:									
Present value of funded obligation	140	97	237	131	92	223	113	101	214
Fair value of plan assets	(131)	(74)	(205)	(123)	(74)	(197)	(99)	(78)	(177)
Deficit for funded plans	9	23	32	8	18	26	14	23	37
Present value of unfunded obligations	35	24	59	30	23	53	23	20	43
Unrecognized past service cost	—	(1)	(1)	—	—	—	—	—	—
Net liability	**44**	**46**	**90**	**38**	**41**	**79**	**37**	**43**	**80**
Weighted average assumptions used to determine benefit obligations:									
Discount rate	4.17%	3.99%		5.00%	4.54%		5.54%	4.66%	
Rate of compensation increase	4.25%	3.02%		4.25%	3.20%		4.74%	3.29%	
Rate of price inflation	3.05%	2.00%		3.03%	2.00%		3.50%	2.00%	

(in millions of EUR)	2011 United States Plans	2011 Plans Outside of the United States	2011 Total	2010 United States Plans	2010 Plans Outside of the United States	2010 Total	2009 United States Plans	2009 Plans Outside of the United States	2009 Total
Component of pension cost:									
Amounts recognized in the income statement:									
Current service cost	9	4	13	9	5	14	8	4	12
Interest cost	8	5	13	8	6	14	7	6	13
Expected return on plan assets	(8)	(3)	(11)	(8)	(3)	(11)	(6)	(3)	(9)
Amortization of past service cost	—	—	—	(1)	(3)	(4)	—	—	—
Curtailment gain recognized	(10)	—	(10)	—	—	—	—	—	—
Settlement loss recognized	—	1	1	—	1	1	—	1	1
Total pension cost recognized in the income statement	**(1)**	**7**	**6**	**8**	**6**	**14**	**9**	**8**	**17**
Amounts recognized in OCI:									
Actuarial (gains)/losses immediately recognized	17	—	17	(1)	(1)	(2)	2	7	9
Effect of changes in exchange rates	3	—	3	3	—	3	1	—	1
Cumulative amount of actuarial gains and losses recognized	**53**	**11**	**64**	**33**	**11**	**44**	**31**	**12**	**43**
Weighted average assumptions used to determine pension cost:									
Discount rate	5.00%	4.54%		5.54%	4.66%		6.01%	5.55%	
Expected long-term rate of return on plan assets during year	6.99%	4.00%		7.75%	4.00%		7.75%	4.40%	
Rate of compensation increase	4.25%	3.20%		4.74%	3.29%		4.67%	3.38%	
Rate of price inflation	3.03%	2.00%		3.50%	2.00%		3.50%	2.09%	

(in millions of EUR)	2011 United States Plans	2011 Plans Outside of the United States	2011 Total	2010 United States Plans	2010 Plans Outside of the United States	2010 Total	2009 United States Plans	2009 Plans Outside of the United States	2009 Total
Historical Information									
Defined benefit obligation	175	121	296	161	115	276	136	121	257
Plan assets	131	74	205	123	74	197	99	78	177
Deficit	44	47	91	38	41	79	37	43	80
Experience (gains) and losses:									
Related to plan assets	6	(3)	3	(5)	(1)	(6)	(9)	1	(8)
Percentage of plan assets	4.65%	-3.54%	1.71%	-3.89%	-1.02%	-3.05%	-9.15%	-0.93%	-4.52%
Related to plan liabilities	(2)	—	(2)	2	(2)	—	—	1	1
Percentage of plan liabilities	-1.02%	0.21%	-0.53%	1.14%	-1.96%	0.00%	-0.04%	0.49%	0.39%

(in millions of EUR)	2008			2007		
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historical Information						
Defined benefit obligation	111	106	217	104	110	214
Plan assets	79	69	148	82	71	153
Deficit	32	37	69	21	39	60
Experience (gains) and losses:						
Related to plan assets	28	1	29	1	—	1
Percentage of plan assets	35.61%	0.87%	19.38%	0.30%	-0.14%	0.13%
Related to plan liabilities	2	1	3	1	—	1
Percentage of plan liabilities	1.83%	1.13%	1.51%	0.63%	0.09%	0.37%

(in millions of EUR)	2011			2010			2009		
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
***Balance sheet reconciliation*:**									
Balance sheet liability at January 1	**38**	**41**	**79**	**37**	**43**	**80**	**32**	**37**	**69**
Pension expense recognized in the income statement in the year	(1)	7	6	8	6	14	9	8	17
Amounts recognized in OCI	17	—	17	(1)	(1)	(2)	2	7	9
Employer contributions made in the year	(11)	—	(11)	(12)	(5)	(17)	(14)	(8)	(22)
Benefits paid directly by company in the year	(1)	(2)	(3)	(1)	(2)	(3)	—	(1)	(1)
Business combinations / divestures / transfers	—	—	—	4	—	4	10	—	10
Currency translation effect	2	—	2	3	—	3	(2)	—	(2)
Balance sheet liability at December 31	**44**	**46**	**90**	**38**	**41**	**79**	**37**	**43**	**80**

The asset portfolio of the Group's defined benefit pension plan in Belgium is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company's overall investments. The insurance company's asset allocation was as follows:

	December 31,		
	2011	2010	2009
Equities	5%	5%	11%
Debt	94%	91%	73%
Real estate	0%	0%	2%
Other assets (e.g., cash equivalents)	1%	4%	14%

In 2012, the Group expects to contribute EUR 5 million to the defined benefit pension plan in Belgium.

The expected long-term rate of return for the Belgian defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The Hannaford plan asset allocation was as follows:

	December 31,		
	2011	**2010**	**2009**
Equities	49%	66%	63%
Debt	49%	32%	29%
Other assets (e.g., cash equivalents)	2%	2%	8%

The investment policy for the Hannaford defined benefit plan is to maintain a targeted balance of equity securities, debt securities and cash equivalents in its portfolio. The portfolio is re-balanced periodically throughout the year and the Group is therefore able to adjust its short- to mid-term investment strategy to take general market and economic environment developments into account.

The funding policy for the Hannaford defined benefit plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor's discretion. In 2012, Delhaize Group expects to make pension contributions for the Hannaford defined benefit plan, including voluntary amounts, of up to USD 10 million (EUR 8 million).

Total defined benefit expenses in profit or loss equal EUR 6 million, EUR 14 million and EUR 17 million for 2011, 2010 and 2009, respectively, and can be summarized as follows:

(in millions of EUR)	**2011**	**2010**	**2009**
Cost of sales	2	2	2
Selling, general and administrative expenses	4	12	15
Total defined benefit expense recognized in profit or loss	**6**	**14**	**17**

21.2 Other Post-Employment Benefits

Hannaford and Sweetbay provide certain health care and life insurance benefits for retired employees, which qualify as a defined benefit plan. Substantially all Hannaford employees and certain Sweetbay employees may become eligible for these benefits, however, currently a very limited number is covered. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

The total benefit obligation as of December 31, 2011 was EUR 3 million (2010: EUR 3 million, 2009: EUR 2 million). The medical plans are unfunded and the total net liability, impacted by unrecognized past service benefits, was EUR 3 million in 2011, 2010 and 2009. During 2011, the Group recognized actuarial losses of EUR 1 million.

The assumptions applied in determining benefit obligation and cost are summarized in the table below:

	December 31,		
	2011	**2010**	**2009**
Weighted-average actuarial assumptions used to determine benefit obligations:			
Discount rate	3.80%	4.77%	5.38%
Current health care cost trend	9.09%	9.00%	9.25%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2017	2017	2016
Weighted-average actuarial assumptions used to determine benefit cost:			
Discount rate	4.77%	5.38%	5.80%
Current health care cost trend	9.00%	9.25%	9.77%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2017	2016	2015

A change by 100 basis points in the assumed healthcare trend rates would have an insignificant effect on the post-retirement benefit obligation or expense.

21.3 <u>Share-Based Compensation</u>

Delhaize Group offers share-based incentives to certain members of its senior management: stock option plans for associates of its non-U.S. operating companies; stock option, warrant and restricted stock unit plans for associates of its U.S. based companies.

- Under a *warrant plan* the exercise by the associate of a warrant results in the creation of a new share, while stock option or restricted stock unit plans are based on existing shares. Due to the sizeable administrative requirements that Belgian law imposes on capital increases, a certain amount of time passes between the moment warrants have been exercised and the capital increase is formally performed. In cases when the capital increase occurs after year-end for warrants exercised before year-end, which usually concern a limited number of warrants, Delhaize Group accounts for the actual exercise of the warrants at the date of the following capital increase. Consequently, no movement occurs in equity due to warrants exercised pending a subsequent capital increase, until such a capital increase takes place. If considered dilutive, such exercised warrants pending a subsequent capital increase are included in the diluted earnings per share calculation.
- *Restricted stock unit awards* represent the right to receive the number of ADRs set forth in the award at the vesting date at no cost to plan participants.

The remuneration policy of Delhaize Group can be found as Exhibit E to the Delhaize Group's Corporate Governance Charter available on the Company's website (www.delhaizegroup.com).

As explained in Note 2.3, the share-based compensation plans operated by Delhaize Group are accounted for as equity-settled share-based payment transactions, do not contain cash settlement alternatives and the Group has no past practice of cash settlement. The cost of such transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted and is expensed over the applicable vesting period. The Group's share-based compensation plans are subject to service vesting conditions and do not contain any performance conditions.

Delhaize Group uses the Black-Scholes-Merton valuation model to estimate the fair value of share-based compensation. This requires the selection of certain assumptions, including the expected life of the option, the expected volatility, the risk-free rate and the expected dividend yield:

- The *expected life* of the option is based on management's best estimate and based on historical option activity.
- The *expected volatility* is determined by calculating the historical volatility of the Group's share price over the expected option term.
- The *risk-free rate* is determined using a generic price of government bonds with corresponding maturity terms.
- The *expected dividend yield* is determined by calculating a historical average of dividend payments made by the Group.

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the Delhaize Group share price on the date of the grant (US plans) or the Delhaize Group share price on the working day preceding the offering of the option (non-US plans).

The usage of historical data over a period similar to the life of the options assumes that the past is indicative of future trends, and - as with all assumptions - may not necessarily be the actual outcome. The assumptions used for estimating fair values for various share-based payment plans are given further below.

Total share-based compensation expenses recorded - primarily in selling, general and administrative expenses - were EUR 13 million, EUR 16 million, EUR 20 million in 2011, 2010 and 2009, respectively.

Non-U.S. Operating Entities Stock Options Plans

During 2009, Delhaize Group significantly reduced in its European entities the number of associates that are entitled to future stock options and replaced this part of the long-term incentive plan with a "performance cash" plan. As a consequence, since 2009, only vice presidents and above are granted stock options.

25% of the options granted to associates of non-U.S. operating companies vest immediately and the remaining options vest after a service period of approximately 3½ years, the date at which all options become exercisable. Options expire seven years from the grant date.

An exceptional three-year extension was offered in 2003 for options granted under 2002 grant year. Further, in 2009, Delhaize Group offered to the beneficiaries of the 2007 grant (under the 2007 stock option plan) the choice to extend the exercise period from 7 to 10 years. Delhaize Group accounted for that change as a modification of the plan and recognizes the non-significant incremental fair value granted by this extension, measured in accordance with IFRS 2, over the remaining vesting period.

Delhaize Group stock options granted to associates of non-U.S. operating companies were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of shares Underlying Awards Outstanding at December 31, 2011	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2011 grant under the 2007 Stock option plan	June 2011	290 078	280 064	EUR 54.11	83	Jan. 1, 2015 - June 14, 2018
2010 grant under the 2007 Stock option plan	June 2010	198 977	191 849	EUR 66.29	80	Jan. 1, 2014 - June 7, 2017
2009 grant under the 2007 Stock option plan	June 2009	230 876	219 608	EUR 50.03	73	Jan. 1, 2013 - June 8, 2016
2008 grant under the 2007 Stock option plan	May 2008	237 291	228 134	EUR 49.25	318	Jan. 1, 2012 - May 29, 2015
2007 grant under the 2007 Stock option plan	June 2007	185 474	168 414	EUR 71.84	619	Jan. 1, 2011 - June 7, 2017[1]
2006 Stock option plan	June 2006	216 266	137 602	EUR 49.55	601	Jan. 1, 2010 - June 8, 2013
2005 Stock option plan	June 2005	181 226	82 579	EUR 48.11	568	Jan. 1, 2009 - June 14, 2012
2002 Stock option plan	June 2002	158 300	70 900	EUR 54.30	425	Jan. 1, 2006 - June 5, 2012[1]

_____

[1] In accordance with Belgian law, most of the beneficiaries of the stock option plans agreed to extend the exercise period of their stock options for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options continue to be bound by the initial expiration dates of the exercise periods of the plans, i.e., June 7, 2014 (under the 2007 Stock Option Plan) and June 5, 2009 (under the 2002 Stock Option Plan).

Activity associated with non-U.S. stock option plans was as follows:

2011	Shares	Weighted Average Exercise Price (in EUR)
Outstanding at beginning of year	1 328 980	55.92
Granted	290 078	54.11
Exercised	(80 506)	41.75
Forfeited	(58 767)	58.00
Expired	(100 635)	63.65
Outstanding at end of year	**1 379 150**	**55.71**
Options exercisable at end of year	687 629	55.23

2010	Shares	Weighted Average Exercise Price (in EUR)
Outstanding at beginning of year	1 381 791	52.37
Granted	198 977	66.29
Exercised	(244 176)	44.47
Forfeited	(7 362)	51.82
Expired	(250)	25.81
Outstanding at end of year	**1 328 980**	**55.92**
Options exercisable at end of year	663 909	57.22

2009	Shares	Weighted Average Exercise Price (in EUR)
Outstanding at beginning of year	1 332 967	52.63
Granted	230 876	50.03
Exercised	(81 286)	37.35
Forfeited	(5 566)	56.59
Expired	(95 200)	62.85
Outstanding at end of year	**1 381 791**	**52.37**
Options exercisable at end of year	732 370	49.26

The weighted average remaining contractual term for the share options outstanding as at December 31, 2011 was 4.20 (2010: 4.09; 2009: 4.23). The weighted average share price for options exercised during 2011 amounts to EUR 57.00 (2010: EUR 60.50; 2009: EUR 50.23).

The following table summarizes options outstanding and options exercisable as of December 31, 2011, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in EUR)
EUR 48.11 - EUR 49.55	448 315	2.26	49.13
EUR 50.03 - EUR 54.30	570 572	4.93	52.56
EUR 66.29 - EUR 71.84	360 263	5.44	68.88
EUR 48.11 - EUR 71.84	1 379 150	4.20	55.71

Options exercisable at the end of 2011 had a weighted average remaining contractual term of 2.85 years (2010: 2.80; 2009: 2.36).

The weighted average fair values of options granted are EUR 8.62, EUR 9.73 and EUR 10.99 per option for the years 2011, 2010 and 2009, respectively, and were estimated on the date of grant using the following assumptions:

	2011	2010	2009
Share price (in EUR)	49.99	60.55	49.41
Expected dividend yield (%)	2.6	2.5	2.5
Expected volatility (%)	25.9	26.6	28.5
Risk-free interest rate (%)	2.3	1.5	2.8
Expected term (years)	5.3	5.0	5.0

U.S. Operating Entities Stock Options and Warrants Plans

Since 2009, Delhaize Group also limited in its U.S. operating entities the number of associates that are entitled to future grants to vice presidents and above.

Warrants granted under the "Delhaize Group 2002 Stock Incentive Plan" vest ratably over a three-year service period, are exercisable when they vest and expire ten years from the grant date.

Prior to Delhaize Group's adoption of the 2002 Stock Incentive Plan, Delhaize Group U.S. operations sponsored several stock incentive plans, which were transferred in 2002 into the new incentive plan. Holders of options under the old plans were offered the possibility to convert their options to the new warrant plan. As of December 31, 2011, there were options outstanding to acquire 2 154 ADRs under the "Delhaize America 2000 Stock Incentive Plan," relating to certain Food Lion and Hannaford employees that decided not to convert to the 2002 plan. No new options can be granted under these plans and the terms and conditions of these plans are substantially consistent with the current Delhaize Group plan.

Options and warrants granted to associates of U.S. operating companies under the various plans were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2011	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period (exercisable until)
Delhaize Group 2002 Stock Incentive plan - Warrants	June 2011	318 524	313 885	USD 78.42	75	2021
	June 2010	232 992	222 560	USD 78.33	74	2020
	June 2009	301 882	249 140	USD 70.27	88	2019
	May 2008	528 542	351 711	USD 74.76	237	2018
	June 2007	1 165 108	924 770	USD 96.30	3 238	2017
	June 2006	1 324 347	460 974	USD 63.04	2 983	2016
	May 2005	1 100 639	256 030	USD 60.76	2 862	2015
	May 2004	1 517 988	177 951	USD 46.40	5 449	2014
	May 2003	2 132 043	121 988	USD 28.91	5 301	2013
	May 2002	3 853 578	114 436	USD 49.81	5 328	2012
Delhaize America 2000 Stock Incentive Plan - Options[1]	Various	705 089	2 154	USD 74.76 -USD 78.33	4 514	Various

————————

[1]   Including the stock options granted under the 1996 Food Lion Plan and the 1998 Hannaford Plan.

Activity related to the "Delhaize Group 2002 Stock Incentive Plan" and the "Delhaize America 2000 Stock Incentive Plan" was as follows:

2011	Shares	Weighted Average Exercise Price (in USD)
Outstanding at beginning of year	3 313 126	72.31
Granted	318 524	78.42
Exercised [1]	(318 545)	56.54
Forfeited/expired	(117 506)	79.82
Outstanding at end of year	**3 195 599**	**74.22**
Options exercisable at end of year	2 206 490	73.87

2010	Shares	Weighted Average Exercise Price (in USD)
Outstanding at beginning of year	3 703 267	69.90
Granted	234 316	78.33
Exercised	(530 525)	56.87
Forfeited/expired	(93 932)	79.35
Outstanding at end of year	**3 313 126**	**72.31**
Options exercisable at end of year	2 314 195	71.77

2009	Shares	Weighted Average Exercise Price (in USD)
Outstanding at beginning of year	4 015 808	68.45
Granted	302 485	70.27
Exercised	(486 774)	56.48
Forfeited/expired	(128 252)	76.24
Outstanding at end of year	**3 703 267**	**69.90**
Options exercisable at end of year	2 320 066	65.86

[1] Includes warrants exercised by employees, for which a capital increase had not occurred before the end of the year. The number of shares for which a capital increase had not yet occurred was 1 711 at December 31, 2011.

The weighted average remaining contractual term for the share options outstanding as at December 31, 2011 is 5.10 (2010: 5.52; 2009: 6.18). The weighted average share price for options exercised during 2011 amounts to USD 79.73 (2010: USD 79.22; 2009: USD 72.21).

The following table summarizes options and warrants outstanding as of December 31, 2011, and the related weighted average remaining contractual life (years) and weighted average exercise price under the stock option plans for associates of U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in USD)
USD 28.91 - USD 49.81	414 375	1.51	42.19
USD 60.76 - USD 74.76	1 319 188	4.76	67.10
USD 78.33 - USD 96.30	1 462 036	6.44	89.72
USD 28.91 - USD 96.30	3 195 599	5.10	74.22

Options exercisable at the end of 2011 had a weighted average remaining contractual term of 4.40 years (2010: 4.90; 2009: 5.40).

The weighted average fair values of options granted were USD 12.61, USD 13.03 and USD 12.88 per option for the years 2011, 2010 and 2009, respectively, and were estimated using the following weighted average assumptions:

	2011	2010	2009
Share price (in USD)	78.42	78.33	70.27
Expected dividend yield (%)	2.9	2.5	2.6
Expected volatility (%)	26.0	25.2	26.3
Risk-free interest rate (%)	1.2	1.6	2.3
Expected term (years)	4.0	4.0	4.0

U.S. Operating Entities Restricted Stock Unit Awards Plan

Restricted stock unit awards follow a graded vesting plan over a five-year period, with a first 25% tranche of Restricted Stock Units to be transferred to associates starting at the end of the second year after the award has been granted. As the award vests, the associate receives - at no cost for the associate - ADRs equal to the number of Restricted Stock Units that have vested, free of any restriction.

Restricted stock unit awards granted to associates of U.S. operating companies under the "Delhaize America 2002 Restricted Stock Unit Plan" were as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2011	Number of Beneficiaries (at the moment of issuance)
June 2011	128 717	124 806	249
June 2010	123 917	111 064	243
June 2009	150 073	87 943	245
May 2008	466 503	180 412	3 421
June 2007	102 512	16 359	222

Activity related to the restricted stock plans was as follows:

2011	**Shares**
Outstanding at beginning of year	597 111
Granted	128 717
Released from restriction	(185 549)
Forfeited/expired	(19 695)
Outstanding at end of year	**520 584**

2010	**Shares**
Outstanding at beginning of year	716 350
Granted	123 917
Released from restriction	(221 141)
Forfeited/expired	(22 015)
Outstanding at end of year	**597 111**

2009	**Shares**
Outstanding at beginning of year	703 110
Granted	150 073
Released from restriction	(117 756)
Forfeited/expired	(19 077)
Outstanding at end of year	**716 350**

The weighted average fair value at date of grant for restricted stock unit awards granted during 2011, 2010 and 2009 was USD 78.42, USD 78.33 and USD 70.27 based on the share price at the grant date, respectively.

22. Income Taxes

The major components of income tax expense for 2011, 2010 and 2009 were:

Income tax expense (in millions of EUR)	2011	2010	2009
Continuing operations			
Current tax	103	17[1]	231
Taxes related to prior years recorded in the current year	5	(2)	(4)
Utilization of previously unrecognized tax losses and tax credits	(1)	—	(8)
Deferred tax	52	226[1]	12
Deferred taxes related to prior years recorded in the current year	(5)	3	2
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(2)	—	(5)
Derecognition of previously recorded deferred tax assets	3	2	—
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	1	(1)	—
Total income tax expense from continuing operations	**156**	**245**	**228**
Total income tax expense from discontinued operations	**—**	**—**	**—**
Total income tax expense from continuing and discontinued operations	**156**	**245**	**228**

[1] In 2010, current tax decreased and deferred tax increased primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

Profit before taxes can be reconciled with net profit as follows:

Profit before taxes (in millions of EUR)	2011	2010	2009
Continuing operations	631	821	740
Discontinued operations	-	(1)	8
Total profit before taxes	**631**	**820**	**748**
Continuing and discontinued operations			
Current tax	103	17[1]	231
Taxes related to prior years recorded in the current year	5	(2)	(4)
Utilization of previously unrecognized tax losses and tax credits	(1)	—	(8)
Deferred tax	52	226[1]	12
Deferred taxes related to prior years recorded in the current year	(5)	3	2
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(2)	—	(5)
Derecognition of previously recorded deferred tax assets	3	2	—
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	1	(1)	—
Total income tax expense from continuing and discontinued operations	**156**	**245**	**228**
Net profit	**475**	**575**	**520**

[1] In 2010, current tax decreased and deferred tax increased primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

The following reconciles Delhaize Group's Belgian statutory income tax rate to the Group's effective income tax rate:

	2011	2010	2009
Belgian statutory income tax rate	**34.0%**	**34.0%**	**34.0%**
Items affecting the Belgian statutory income tax rate:			
Different statutory tax rates in jurisdictions outside Belgium[(1)]	(1.2)	1.0	2.0
Non taxable income	(0.6)	(0.8)	(0.1)
Non deductible expenses	1.2	1.0	1.4
Tax charges on dividend income	0.7	-	-
Deductions from taxable income[(2)]	(10.0)	(5.9)	(4.7)
Recognition/non recognition of tax assets	0.4	0.3	(1.7)
Adjustment on prior years	-	(0.5)	(0.8)
Changes in tax rate or imposition of new taxes	0.1	0.5	0.6
Other	0.1	0.2	(0.3)
Effective tax rate	**24.7%**	**29.8%**	**30.4%**

[(1)] In 2011, approximately 49% (whereas in 2010: 61% and in 2009: 73%) of Delhaize Group's consolidated profit before tax was attributable to Delhaize Group's U.S. operations, which had a tax rate of 35.9% (in 2010: 37.8% and in 2009: 38.4%). In all other jurisdictions where Delhaize Group is present, the tax rate is significantly lower than the Belgian 34% statutory income tax rate.

[(2)] Deductions from taxable income relate to notional interest deduction in Belgium and tax credits in other countries

The aggregated amount of current and deferred tax charged or (credited) directly to equity was as follows:

(in millions of EUR)	2011	2010	2009
Current tax	(1)	(1)	(1)
Deferred tax	(10)	3	(7)
Total tax credited directly to equity	**(11)**	**2**	**(8)**

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and proportionally consolidated joint venture as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which the Group has not recognized income taxes was approximately EUR 4.2 billion at December 31, 2011, EUR 3.6 billion at December 31, 2010 and EUR 2.7 billion at December 31, 2009.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet were as follows:

	December 31,		
(in millions of EUR)	2011	2010	2009
Deferred tax liabilities	625	543	227
Deferred tax assets	96	95	23
Net deferred tax liabilities	**529**	**448**	**204**

The changes in the overall net deferred tax liabilities were as follows:

(in millions of EUR)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other	Total
Net deferred tax liabilities at January 1, 2009	**328**	**(15)**	**(69)**	**(23)**	**(14)**	**207**
Charge (credit) to equity for the year	—	—	—	(3)	(4)[(1)]	(7)
Charge (credit) to profit or loss for the year	24	(1)	(2)	(1)	(11)	9
Effect of change in tax rates	1	—	—	—	(1)	—
Acquisition	1	—	—	—	—	1
Transfers (to) from other accounts	—	—	—	1	(1)	—
Currency translation effect	(10)	1	2	1	—	(6)
Net deferred tax liabilities at December 31, 2009	**344**	**(15)**	**(69)**	**(25)**	**(31)**	**204**
Charge (credit) to equity for the year	—	—	—	—	3[(1)]	3
Charge (credit) to profit or loss for the year	201[(2)]	3	(3)	(2)	32	231
Effect of change in tax rates	1	—	—	—	(2)	(1)
Acquisition	—	—	—	—	(1)	(1)
Transfers to/from other accounts	14	(4)	—	(6)	(4)	—
Currency translation effect	20	(1)	(5)	—	(2)	12
Net deferred tax liabilities at December 31, 2010	**580**	**(17)**	**(77)**	**(33)**	**(5)**	**448**
Charge (credit) to equity for the year	-	-	-	(8)	(2)[(1)]	(10)
Charge (credit) to profit or loss for the year	(41)	1	2	1	85	48
Effect of change in tax rates	-	—	—	—	1	1
Acquisition	17	—	—	—	7	24
Transfers (to) from other accounts	(1)	1	1	—	(1)	—
Currency translation effect	13	—	(2)	—	7	18
Net deferred tax liabilities at December 31, 2011	**568**	**(15)**	**(76)**	**(40)**	**92**	**529**

[(1)] In 2011 and 2010, consists of EUR (2) million and EUR 3 million, respectively, in relation to the cash flow hedge reserve. In 2009, consisted of EUR (3) million in relation to the cash flow hedge reserve and EUR (1) million relating to unrealized gains or losses on financial assets available for sale.

[(2)] Primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

At December 31, 2011, Delhaize Group did not recognize deferred tax assets of EUR 205 million, of which:

• EUR 32 million related to U.S. tax loss carry-forwards of EUR 621 million (mainly at a 4.3 % U.S. State effective tax rate) and U.S. tax credits, which if unused would expire at various dates between 2012 and 2031;

• EUR 16 million related to tax loss carry-forwards of EUR 98 million in Europe, which if unused would expire at various dates between 2012 and 2016;

• EUR 7 million related to tax credits in Europe, which if unused would expire at various dates between 2015 and 2019;

• EUR 16 million related to tax loss carry-forwards of EUR 50 million in Europe which can be utilized without any time limitation;

• EUR 134 million related to deductible temporary differences of EUR 430 million.

The unused tax losses, unused tax credits and deductible temporary differences may not be used to offset taxable income or income taxes in other jurisdictions.

Delhaize Group recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized. At December 31, 2011, the recognized deferred tax assets relating to unused tax losses and unused tax credits was EUR 33 million.

23. Accrued Expenses

(in millions of EUR)	December 31,		
	2011	**2010**	**2009**
Accrued payroll and short-term benefits	329	299	302
Accrued interest	42	37	37
Other	71	57	58
Total accrued expenses	**442**	**393**	**397**

24. Expenses from Continuing Operations by Nature

The aggregate of cost of sales and selling, general and administrative expenses from continuing operations can be specified by nature as follows:

(in millions of EUR)	Note	2011	2010	2009
Product cost, net of vendor allowances and cash discounts	25	15 145	14 905	14 255
Employee benefit expenses	26	2 849	2 839	2 752
Supplies, services and utilities purchased		827	761	765
Depreciation and amortization	7, 8, 9	586	575	515
Operating lease expenses	18.3	311	295	270
Bad debt allowance	14	11	6	20
Other expenses[1]		527	510	428
Total expenses by nature		**20 256**	**19 891**	**19 005**
Cost of Sales	25	15 756	15 497	14 813
Selling, general and administrative expenses		4 500	4 394	4 192
Total expenses by function		**20 256**	**19 891**	**19 005**

---

[1]   Allowances and credits received from suppliers that represent a reimbursement of specific and identifiable non-product costs incurred by the Group (see Note 25) have been included for the purposes of this overview in "Other expenses."

25. Cost of Sales

(in millions of EUR)	2011	2010	2009
Product cost, net of vendor allowances and cash discounts	15 145	14 905	14 255
Purchasing, distribution and transportation costs	611	592	558
Total	**15 756**	**15 497**	**14 813**

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. In accordance with the Group's accounting policies, described in Note 2.3, these allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor's product in which case they are recorded as a reduction in "Selling, general and administrative expenses" (EUR 18 million, EUR 9 million and EUR 5 million in 2011, 2010 and 2009, respectively).

26. Employee Benefit Expenses

Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:

(in millions of EUR)	Note	2011	2010	2009
Wages, salaries and short-term benefits including social security		2 784	2 766	2 672
Share option expenses	21.3	13	16	20
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	21.1, 21.2	52	57	60
Total		**2 849**	**2 839**	**2 752**

Employee benefit expenses were recognized in the income statement as follows:

(in millions of EUR)	2011	2010	2009
Cost of sales	354	354	336
Selling, general and administrative expenses	2 495	2 485	2 416
Employee benefits for continuing operations	**2 849**	**2 839**	**2 752**
Results from discontinued operations	—	—	2
Total	**2 849**	**2 839**	**2 754**

27. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of EUR)	2011	2010	2009
Rental income	46	33	30
Income from waste recycling activities	26	23	11
Services rendered to wholesale customers	11	12	14
Gains on sale of property, plant and equipment	3	4	5
Other	32	13	18
Total	**118**	**85**	**78**

"Other" primarily includes, amongst others, litigation settlement income and income from government grants. During 2011, Delhaize Group recognized an insurance reimbursement related to tornado damages in the U.S. (EUR 13 million), which have also been included in "Other."

28. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal course of operating supermarkets.

(in millions of EUR)	2011	2010	2009
Store closing and restructuring expenses	8	(2)	36
Impairment	135	14	22
Losses on sale of property, plant and equipment	13	3	9
Other	13	5	2
Total	**169**	**20**	**69**

In 2011, Delhaize Group incurred store closing expenses of EUR 8 million of which EUR 5 million related to the update of estimates for closed store provisions (see Note 20.1). In 2010, the update and revision of the provision for store closing and U.S. organizational restructuring amounted to EUR 3 million income, which, together with incurred store closing expenses of EUR 1 million, resulted in a net gain of EUR 2 million. The 2009 store closing and restructuring expenses mainly represent charges in connection with (i) the U.S. organizational restructuring (EUR 19 million) and store closings, being a result of an operational review (EUR 10 million at Food Lion), both set in motion in December 2009 and (ii) the effect of updating the estimates used for existing store closing provisions (EUR 4 million).

During the fourth quarter of 2011, the Group performed a thorough review of its store portfolio and concluded to impair 126 stores and one distribution center in the U.S. (EUR 115 million, see Note 8) and several of its investment properties (EUR 12 million, see Note 9).

The 2010 impairment charges resulted from the periodic impairment review of underperforming stores for EUR 12 million and investment property for EUR 2 million, mainly located in the U.S. The 2009 impairment losses mainly represent charges relating to (i) the U.S. organizational restructuring (EUR 2 million), (ii) closed stores in the U.S. (EUR 9 million), (iii) early retirement of various software solutions (EUR 5 million) and (iv) other underperforming stores across the Group (EUR 6 million).

"Other" primarily consists of hurricane and other natural disasters related expenses.

29. Financial Result

29.1 Finance Costs

(in millions of EUR)	Note	2011	2010	2009
Interest on short and long-term borrowings		121	117	120
Amortization of debt discounts (premiums) and financing costs		7	4	4
Interest on obligations under finance leases		78	81	76
Interest charged to closed store provisions (unwinding of discount)	20.1	4	4	4
Total interest expenses		**210**	**206**	**204**
Foreign currency losses (gains) on USD 300 million debt covered by cash flow hedge	30	7	16	(20)
Reclassification of fair value losses (gains) from OCI on cash flow hedge	19	(5)	(15)	22
Total USD 300 million debt instrument hedge impact		**2**	**1**	**2**
Foreign currency losses (gains) on EUR 500 million debt instruments	30	(15)	(39)	18
Fair value losses (gains) on cross currency interest rate swaps on debt instruments		—	39	(19)
Fair value losses (gains) on debt instruments — fair value hedge	19	(5)	(3)	8
Fair value losses (gains) on derivative instruments — fair value hedge	19	5	3	(8)
Total EUR 500 million debt instrument hedge impact		**(15)**	**—**	**(1)**
Foreign currency losses (gains) on other debt instruments	30	(2)	6	(15)
Fair value losses (gains) on currency swaps		2	(5)	18
Amortization of deferred loss on hedge	16	—	1	1
Other finance costs		9	9	2
Less: capitalized interest		(2)	(3)	(3)
Total		**204**	**215**	**208**

In February 2009, USD 300 million senior notes were issued, which generated a foreign currency loss of EUR 7 million in 2011, EUR 16 million in 2010 and a foreign currency gain of EUR 20 million in 2009. As the debt is part of a designated cash flow hedge relationship (see Note 19), this amount, and corresponding effects on interest, is offset by reclassification adjustments from OCI to profit or loss relating to the hedging instrument (EUR 5 million gain in 2011, EUR 15 million gain in 2010 and EUR 22 million loss in 2009).

In 2007, the Group issued a EUR 500 million senior note, held by Delhaize America, LLC, which generated foreign exchange gains of EUR 15 million in 2011. The foreign exchange gains on this note have not been offset in 2011by fair value losses of the cross-currency interest rate swaps the Group entered into to economically hedge this risk (see Note 19) due to the increases in basis swap spreads which increasingly impact the valuation of derivates. The fair value changes of the Note due to changes in interest rate (EUR 5 million) are part of a designated fair value hedge relationship and offset completely by corresponding movements in the hedging instrument (see Note 19).

In addition, Delhaize Group accounted for foreign currency losses (gains) on various intragroup transactions (EUR 1 million gain in 2011, EUR 5 million losses in 2010 and EUR 15 million gains in 2009), being offset by fair value losses (gains) of derivatives used for economic hedging purposes (included in the line item "Fair value losses (gains) on currency swaps").

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 6.2%, 7.5% and 6.9% in 2011, 2010 and 2009, respectively.

29.2 <u>Income from Investments</u>

(in millions of EUR)	Note	2011	2010	2009
Interest and dividend income from bank deposits and securities		9	9	7
Gains (losses) on disposal of securities		8	2	(1)
Foreign currency gains (losses) on financial assets	30	7	—	(1)
Fair value gains (losses) on currency swaps and foreign exchange forward contracts		(2)	—	—
Other investing income		1	1	1
Total		**23**	**12**	**6**

No impairment losses on financial assets were incurred during 2011, 2010 and 2009.

30. Net Foreign Exchange Losses (Gains)

The exchange differences charged (credited) to the income statement, excluding the impact of hedge accounting and economic hedges, were as follows:

(in millions of EUR)	Note	2011	2010	2009
Selling, general and administrative expenses		1	—	3
Finance costs	29.1	(10)	(17)	(17)
Income from investments	29.2	(7)	—	1
Total		**(16)**	**(17)**	**(13)**

31. Earnings Per Share ("EPS")

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares bought by the Group and held as treasury shares (see Note 16).

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Until April 2009, the Group had two categories of dilutive potential ordinary shares. The convertible debt was reimbursed without any conversion:

- *Convertible Debt*: the convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense less the tax effect.
- *Share-based Awards:* the dilutive share-based awards (see Note 21.3) are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration.

Approximately 2 651 448, 1 917 112 and 2 752 075 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for 2011, 2010 and 2009, respectively, as their effect was anti-dilutive.

Basic and diluted earnings per share for 2011, 2010 and 2009 were as follows:

(in millions of EUR, except numbers of shares and earnings per share)	2011	2010	2009
Net profit from continuing operations	475	576	512
Net profit from continuing operations attributable to non-controlling interests	—	1	6
Group share in net profit from continuing operations	475	575	506
Interest expense on convertible bond, net of tax	—	—	2
Group share in net profit from continuing operations for diluted earnings	475	575	508
Result from discontinued operations, net of tax	—	(1)	8
Group share in net profit for diluted earnings	475	574	516
Weighted average number of ordinary shares outstanding	100 683 828	100 270 861	99 802 736
Adjusted for:			
Dilutive effect of share-based awards	742 075	888 825	791 992
Dilutive effect of convertible bond	—	—	979 341
Weighted average number of diluted ordinary shares outstanding	101 425 903	101 159 686	101 574 069
Basic earnings per ordinary share (in EUR):			
From continuing operations	4.72	5.74	5.07
From discontinued operations	(0.01)	(0.01)	0.09
Basic EPS attributable to the equity holders of the Group	**4.71**	**5.73**	**5.16**
Diluted earnings per ordinary share (in EUR):			
From continuing operations	4.68	5.69	5.00
From discontinued operations	0.00	(0.01)	0.08
Diluted EPS attributable to the equity holders of the Group	**4.68**	**5.68**	**5.08**

32. Related Party Transactions

Several of the Group's subsidiaries provide post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 21.

The Company's Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to the Corporate Governance Charter posted on the Company's website at www.delhaizegroup.com.

Compensation of Directors
The individual Directors' remuneration granted for the fiscal years 2011, 2010 and 2009 is set forth in the Corporate Governance section of this Annual Report. The total remuneration of Directors is as follows, gross before deduction of withholding taxes:

(in thousands of EUR)	2011	2010	2009
Total remuneration non-executive Directors	**1 049**	**1 000**	**1 000**
Executive Director			
Pierre-Olivier Beckers[1]	80	80	80
Total	**1 129**	**1 080**	**1 080**

[1] The amounts solely relate to the remuneration of the Executive Director and excludes his compensation as CEO.

Compensation of Executive Management

The table below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Group during 2011, 2010 and 2009 to its Executive Management. For more details on the share-based incentive plans, see Note 21.3.

	2011	2010	2009
Restricted stock unit awards	24 875	22 677	39 159
Stock options and warrants	173 583	106 341	175 795

For information regarding the number of restricted stock unit awards, stock options and warrants granted as well as the compensation effectively paid (for services provided in all capacities to the Group) during the respective years to the Chief Executive Officer and the members of the Executive Committee, we refer to the "Corporate Governance" section in this Annual Report.

The aggregate compensation for the members of Executive Management recognized in the income statement is stated below.

Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above. In 2010, the aggregate compensation includes the pro-rata share of compensation of one member of the Executive Management who left the Company in May 2010, as well as his termination benefits.

(in millions of EUR)	2011	2010	2009
Short-term benefits[1]	5	7	7
Retirement and post-employment benefits[2]	1	1	1
Other long-term benefits[3]	2	2	1
Termination benefits	—	5	—
Share-based compensation	3	2	3
Employer social security contributions	1	1	1
Total compensation expense recognized in the income statement	**12**	**18**	**13**

---

[1] Short-term benefits include the annual bonus payable during the subsequent year for performance achieved during the respective years.

[2] The members of Executive Management benefit from corporate pension plans, which vary regionally (see Note 21.1). Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.

[3] Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets. Amounts represent the expense recognized by the Group during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

33. Commitments

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Group and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that can be cancelled within 30 days of the reporting date without penalty are excluded.

As of December 31, 2011, purchase obligations amounted to EUR 238 million (2010: EUR 177 million and 2009: EUR 174 million), of which EUR 60 million related to the acquisition of property, plant and equipment and intangible assets.

Commitments related to lease obligations are disclosed in Note 18.3.

34. Contingencies

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings, the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business or consolidated financial statements. Any litigation, however, involves risk and potentially significant litigation costs and therefore Delhaize Group cannot give any assurance that any litigation currently existing or which may arise in the future will not have a material adverse effect on our business or consolidated financial statements.

The Group continues to be subject to tax audits in jurisdictions where we conduct business. Although some audits have been completed during 2010 and 2011, Delhaize Group expects continued audit activity in 2012. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

Delhaize Group is from time to time subject to investigations or inquiries by the competition authorities related to potential violations of competition laws in jurisdictions where we conduct business. None of these investigations are currently in a stage where Delhaize Group could reliably assess their merits, if any.

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion ("Computer Intrusion") into portions of their computer system that process information related to customer credit and debit card transactions, which resulted in the potential theft of customer credit and debit card data. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and we believe the exposure window for the Hannaford and Sweetbay credit and debit card data was approximately from December 7, 2007 through early March 2008. There is no evidence that any customer personal information, such as names or addresses, was obtained by any unauthorized person. Various legal actions have been taken, and various claims have been otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion. While we intend to defend the legal actions and claims vigorously, we cannot predict the outcome of such legal actions and claims, and thus, do not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation and claims.

In February 2011, Delhaize Group was notified that some former Greek shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by the Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group is convinced that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. Delhaize Group continues to assess the merits and any potential exposure of this claim and will vigorously defend itself. The first hearing has been scheduled in October 2013.

35. Subsequent Events

On January 12, 2012, Delhaize Group announced, following a thorough portfolio review of its stores, the decision to close one distribution center and 146 stores across its network: 126 stores in the U.S. (113 Food Lion, 7 Bloom and 6 Bottom Dollar Food) and 20 underperforming Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina), and abandon several of its investment properties.

As a result, the Group recorded an impairment charge of USD 177 million (EUR 127 million) in the fourth quarter of 2011 (see Note 28). This charge solely relates to the U.S. operations as the underperformance of the stores in Southeastern Europe was already reflected in the fair values of the related assets recorded in the opening balance sheet.

Beginning in the first quarter of 2012, the Group expects earnings to be impacted by approximately EUR 200 million (approximately USD 235 million for the U.S. and EUR 30 million for Southeastern Europe) to reflect store closing liabilities including a reserve for ongoing lease and severance obligations, accelerated depreciation related to store conversions, conversion costs, inventory write-downs and sales price mark downs. This will have an after tax impact of approximately EUR 125 million on the 2012 earnings.

36. List of Consolidated and Associated Companies and Joint Ventures

A. Fully Consolidated

		Ownership Interest in %		
		2011	**2010**	**2009**
Alfa Beta Vassilopoulos S.A.	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	89.9
Anadrasis S.A.	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	—	—
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.[1]	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	100.0
Boney Wilson & Sons, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Holding, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Northeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Southeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Centar za obuchenie i prekvalifikacija EOOD	Bitolya 1A str, Varna, Bulgaria	100.0	—	—
CF Bugboort BVBA[2]	Wespelaarsebaan 126, 3190 Boortmeerbeek, Belgium	—	—	100.0
C Market a.d. Beograd	Cika Ljubina 9, Belgrade, Serbia	75.4	—	—
Delhaize Albania SHPK[3]	Autostrada Tiranë – Durrës, Km. 7, Kashar, Albania	100.0	—	—
Delhaize America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Shared Services Group, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	—
Delhaize BH d.o.o. Banja Luka[4]	Branka Popovića 115, Banja Luka, Bosnia and Herzegovina	100.0	—	—
Delhaize Distribution Luxembourg S.A. [5]	Rue d'Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	—
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Griffin SA	Square Marie Curie 40, 1070 Brussels, Belgium	100.0	100.0	100.0
Delhaize Insurance Company, Inc	76 St. Paul Street, Suite 500, Burlington, VT 05401, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	Rue d'Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Montenegro d.o.o. Podgorica[6]	Zmaj Jovina bb, Podgorica, Montenegro	100.0	—	—
Delhaize Serbia d.o.o. Beograd[7]	Takovska 49, Belgrade, Serbia	100.0	—	—
Delhaize The Lion America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize "The Lion" Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize US Holding, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhome SA	Bld de l'Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Distri Group 21 NV[8]	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Ela d.o.o. Kotor	Trg od oruzja bb, Kotor, Montenegro	51.0	—	—
ENA SA	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	89.9
FL Food Lion, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A	100.0	100.0	100.0
Food Lion (Thailand), Inc.[9]	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	—	100.0
Gastro International S.R.L.[10]	Calea Grivitei, N°399, Sector 1, Bucharest, Romania	—	—	100.0
Guiding Stars Licensing Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0

Hannaford Bros. Co.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Energy, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Licensing Corp.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Trucking Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannbro Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Harveys Stamping Company, LLC	PO Box 646, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Holding and Food Trading Company Single Partner LLC	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	89.9
Holding and Food Trading Company Single Partner LLC & Co Ltd Partnership	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	89.9
Huro NV	Wezenstraat 4, 2370 Arendonk, Belgium	100.0	100.0	100.0
I-Del Retail Holdings, Ltd.	70 Sir John Rogerson's Quay, Dublin 2, Ireland	100.0	—	—
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A	100.0	100.0	100.0
Jobmart NV[2]	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Kash n' Karry Food Stores, Inc.	3801 Sugar Palm Drive, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Katdrink NV[2]	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Knauf Center Pommerlach S.A. [11]	Rue d'Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	—	100.0	100.0
Knauf Center Schmëtt S.A. [11]	Rue d'Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	—	100.0	100.0
Kommar NV[2]	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
La Fourmi S.A.[10]	Siret Street nr. 95 et 1, Sector 1, Bucharest, Romania	—	—	100.0
Leoburg NV	Lommelsesteenweg 8, 3970 Leopoldsburg, Belgium	100.0	100.0	100.0
Lion Lux Finance S.à r.l.	Rue d'Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	—	—
Lion Retail Holding S.à r.l.	Rue d'Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	—	—
Lithia Springs, LLC	911 Highway 188, Ochlocknee, GA 31773, U.S.A.	60.0	60.0	60.0
Maascad NV[8]	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Marietta Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Martin's Food of South Burlington, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
MC Portland, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	—
Mega Doi S.R.L.	39-49 Nicolae Titulescu Avenue, block 12, entrance A+B, ground floor, 1st district, Bucharest, Romania	99.2	99.2	99.2
Mega Image S.R.L.	95 Siret Street, 1st floor, 1st district, Bucharest, Romania	100.0	100.0	100.0
Molmart NV	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Morrills Corner, LLC	145 Pleasant Hill Road, Scarborough, ME,04074, U.S.A.	100.0	100.0	—
Pekabeta a.d. Beograd	Takovska 49, Belgrade, Serbia	95.6	—	—
Piccadilly AD	1A, Bitolya Street, Varna, Bulgaria	100.0	—	—
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Progressive Distributors, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Rafo Com Construct S.R.L.[10]	Calea Rahovei, N°299, Sector 5, Bucharest, Romania	—	—	100.0
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand Duchy of Luxembourg	100.0	100.0	100.0
Risk Management Services, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Rousseau NV	Kouter 158, 9000 Gent, Belgium	100.0	—	—

Rovas 2001 Prodimpex S.R.L[10]	95 Siret Street, 1st floor, 1st district, Bucharest, Romania	—	—	100.0
Serdelco S.A.S.	Parc des Moulins, Avenue de la Créativité 4, Villeneuve d'Ascq, France	100.0	100.0	100.0
Sinking Spring Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Smart Food Shopping SA	Chaussée de Wavre 42A, 5030 Gembloux, Belgium	100.0	100.0	100.0
SS Morrills, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	—
Summit Commons Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Super Market Koryfi SA[12]	81, Spaton Avenue, Gerakas, Athens, Greece	—	—	89.9
Supermarkten Voeten-Hendrickx NV[2]	Markt 18, 2470 Retie, Belgium	—	—	100.0
The Pride Reinsurance Company, Ltd.	The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland	100.0	100.0	100.0
TP Srbija a.d. Kragujevac	Crvenog barjaka bb, 34000 Kragujevac, Serbia	95.4	—	—
TP Stadel d.o.o. Kragujevac	Crvenog barjaka bb, 34000 Kragujevac, Serbia	95.4	—	—
Universal MVM Conexim S.R.L.[10]	Str. Constantin Rădulescu-Motru, N° 12, B1.27B, ground floor, Sector 4, Bucharest, Romania	—	—	100.0
Victory Distributors, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Wambacq & Peeters NV	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	85.0	85.0	85.0
Wilmart NV[2]	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Wintrucks NV	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	88.0	88.0	88.0
Zvezdara a.d. Beograd	Zivka Davidovica 64, Belgrade, Serbia	68.2	—	—

---

[1]   In liquidation.
[2]   Merged with Delimmo SA on August 31, 2010.
[3]   Euromax SHPK was renamed into Delhaize Albania SHPK during 2011.
[4]   Delta Maxi d.o.o. Banja Luka was renamed into Delhaize BH d.o.o. Banja Luka during 2011.
[5]   Markant-Lux S.A. was renamed into Delhaize Distribution Luxembourg S.A.during 2011.
[6]   Delta Maxi d.o.o. Podgorica was renamed into Delhaize Montenegro d.o.o. Podgorica during 2011.
[7]   Delta Maxi Serbia d.o.o. Beograd was renamed into Delhaize Serbia d.o.o. Beograd during 2011.
[8]   Liquidated.
[9]   Dissolved on March 15, 2010.
[10]   Merged into Mega Image S.R.L. on January 1, 2010.
[11]   Merged into Delhaize Luxembourg S.A. on January 31, 2011.
[12]   Merged into Alfa Beta Vassilopoulos SA on November 3, 2010.

B.   Joint Ventures - Proportionally Consolidated

		Ownership Interest in %		
		2011	**2010**	**2009**
P.T. Lion Super Indo, LLC	Menara Bidakara 2, 19th Floor Jl. Jend. Gatot Soebroto Kav. 71 -73 Pancoran, Jakarta Selatan 12870, Indonesia	51.0	51.0	51.0

P.T. Lion Super Indo, LLC ("Super Indo") is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group's interest in assets and liabilities of Super Indo was:

	December 31,		
(in millions of EUR)	**2011**	**2010**	**2009**
Non-current assets	17	10	8
Current assets	26	25	18
Non-current liabilities	1	1	1
Current liabilities	15	13	10

Cash flows of Super Indo included in Delhaize Group's cash flow statements were:

(in millions of EUR)	**2011**	**2010**	**2009**
Net cash provided by operating activities	6	6	6
Net cash used in investing activities	(8)	(3)	(1)
Net cash used in financing activities	—	—	—

Revenue of Super Indo included in the Group's result was EUR 119 million, EUR 110 million and EUR 86 million for 2011, 2010 and 2009, respectively. Net income of Super Indo included in the Group's results was approximately EUR 4 million in 2011 and 2010 and EUR 3 million in 2009.

Supplementary Information

Quarterly Data (Unaudited)

(in millions of EUR, except earnings per share)

2011	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	21 119	5 044	5 107	5 328	5 640
Gross profit	5 363	1 290	1 280	1 350	1 443
Gross margin	*25.4%*	*25.6%*	*25.1%*	*25.3%*	*25.6%*
Selling, general and administrative expenses	(4 500)	(1 090)	(1 089)	(1 127)	(1 194)
as a percentage of revenues	*21.3%*	*21.6%*	*21.3%*	*21.1%*	*21.2%*
Operating profit	812	218	209	238	147
Operating margin	*3.8%*	*4.3%*	*4.1%*	*4.5%*	*2.6%*
Net profit from continuing operations	475	126	117	133	99
Group share in net profit	475	126	117	133	99
Group share in net profit per share:					
Basic	4.71	1.25	1.16	1.32	0.98
Diluted	4.68	1.24	1.15	1.31	0.98

2010	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	20 850	4 971	5 329	5 307	5 243
Gross profit	5 353	1 275	1 357	1 364	1 357
Gross margin	*25.7%*	*25.7%*	*25.5%*	*25.7%*	*25.9%*
Selling, general and administrative expenses	(4 394)	(1 056)	(1 148)	(1 127)	(1 063)
as a percentage of revenues	*21.1%*	*21.2%*	*21.5%*	*21.2%*	*20.3%*
Operating profit	1 024	241	227	249	307
Operating margin	*4.9%*	*4.8%*	*4.3%*	*4.7%*	*5.9%*
Net profit from continuing operations	576	130	115	141	190
Group share in net profit	574	130	114	140	190
Group share in net profit per share:					
Basic	5.73	1.29	1.15	1.40	1.88
Diluted	5.68	1.28	1.13	1.39	1.87

2009	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	19 938	5 089	5 088	4 888	4 873
Gross profit	5 125	1 329	1 293	1 249	1 254
Gross margin	*25.7%*	*26.1%*	*25.4%*	*25.6%*	*25.7%*
Selling, general and administrative expenses	(4 192)	(1 094)	(1 061)	(1 029)	(1 008)
as a percentage of revenues	*21.0%*	*21.5%*	*20.8%*	*21.1%*	*20.7%*
Operating profit	942	247	244	228	223
Operating margin	*4.7%*	*4.9%*	*4.8%*	*4.7%*	*4.6%*
Net profit from continuing operations	512	127	127	122	136
Group share in net profit	514	127	125	128	134
Group share in net profit per share:					
Basic	5.16	1.27	1.26	1.28	1.35
Diluted	5.08	1.24	1.24	1.26	1.34

Number of Stores (at year-end)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
United States	1 650	1 627	1 607	1 594	1 570	1 549	1 537	1 523	1 515	1 485
Belgium and G.D. Luxembourg	821	805	792	771	734	840[(1)]	806	745	726	707
Greece	251	223	216	201	159	148	135	129	119	111
Romania	105	72	51	40	22	18	16	16	15	12
Indonesia	89	73	66	63	56	50	46	42	38	34
Serbia	366	—	—	—	—	—	—	—	—	—
Bosnia and Herzegovina	44	—	—	—	—	—	—	—	—	—
Bulgaria	42	—	—	—	—	—	—	—	—	—
Montenegro	22	—	—	—	—	—	—	—	—	—
Albania	18	—	—	—	—	—	—	—	—	—
Subtotal	**3 408**	**2 800**	**2 732**	**2 669**	**2 541**	**2 605**	**2 540**	**2 455**	**2 413**	**2 349**
Divested and Discontinued Operations										
Czech Republic	—	—	—	—	—	97	94	97	94	93
Slovakia	—	—	—	—	—	—	—	11	14	16
Thailand	—	—	—	—	—	—	—	—	36	34
Singapore	—	—	—	—	—	—	—	—	—	35
Germany	—	—	—	4	4	3	2	2	2	—
Total	**3 408**	**2 800**	**2 732**	**2 673**	**2 545**	**2 705**	**2 636**	**2 565**	**2 559**	**2 527**

(1) Includes 132 Di stores sold in 2007.

Number of Associates (at year-end)

	2011	2010	2009
Full-time	78 945	61 617	63 980
Part-time	80 911	77 005	74 139
FTE[(1)]	**121 648**	**103 051**	**103 833**
Male	77 175	68 294	68 138
Female	82 681	70 328	69 981
Total	**159 856**	**138 622**	**138 119**

Geographical Split

	2011		2010		2009	
	Total	FTE[(1)]	Total	FTE	Total	FTE
United States	107 237	74 492	103 839	73 451	104 655	75 298
Belgium	16 968	14 139	17 314	14 289	17 058	14 264
Greece	10 438	8 234	9 857	7 791	9 586	7 544
Romania	4 277	4 167	2 998	2 906	2 382	2 289
Indonesia	5 165	5 165	4 614	4 614	4 438	4 438
Serbia	10 890	10 621	—	—	—	—
Bulgaria	2 442	2 425	—	—	—	—
Bosnia and Herzegovina	1 245	1 232	—	—	—	—
Montenegro	713	692	—	—	—	—
Albania	481	481	—	—	—	—
Total	**159 856**	**121 648**	**138 622**	**103 051**	**138 119**	**103 833**

(1) Full-time equivalent.

Organic Revenue Growth Reconciliation

(in millions of EUR)	2011	2010	% Change
Revenues	**21 119**	**20 850**	**1.3%**
Effect of exchange rates	693	—	
Revenues at identical exchange rates	**21 812**	**20 850**	**4.6%**
Divestitures	—	—	
Acquisitions	(458)	—	
Organic revenue growth	**21 354**	**20 850**	**2.4%**

Free Cash Flow

Free Cash Flow Reconciliation

(in millions of EUR)	2011	2010	2009
Net cash provided by operating activities	1 106	1 317	1 176
Net cash used in investing activities	(1 265)	(665)	(555)
Investment in (sale and maturity of) debt securities, net	(72)	13	5
Free cash flow	**(231)**	**665**	**626**

Use of Free Cash Flow

(in millions of EUR)	2011
Inflow:	
Settlement of derivative instruments (under financing activities)	2
Release of escrow for funding senior notes	2
Borrowings under long-term loans, net	131
Sale and maturity of (investment in) debt securities, net	72
Outflow:	
Free cash flow	(231)
Dividends paid	(173)
Purchase of non-controlling interests	(10)
Buyback own shares, net of stock options exercised	(7)
Call options on own equity instruments	(6)
Repayment of short-term loans, net	(85)
Cash movement before translation	(305)
Foreign exchange translation difference (on cash portion)	(21)
Net decrease in cash and cash equivalents	**(326)**

Results at Identical Exchange Rates

(in millions of EUR, except per share amounts)	2011			2010	2011/2010	
	At Actual Rates	**Effect of Exchange Rates**	**At Identical Rates**	**At Actual Rates**	**At Actual Rates**	**At Identical Rates**
Revenues	21 119	693	21 812	20 850	+1.3%	+4.6%
Operating profit	812	26	838	1 024	-20.8%	-18.1%
Net profit from continuing operations	475	13	488	576	-17.5%	-15.1%
Group share in net profit	475	13	488	574	-17.4%	-14.9%
Basic earnings from Group share in net profit	4.71	0.14	4.85	5.73	-17.7%	-15.3%
Diluted earnings from Group share in net profit	4.68	0.14	4.82	5.68	-17.6%	-15.2%
Free cash flow	(231)	28	(203)	665	-134.7%	-130.6%

(in millions of EUR)	December 31, 2011			December 31, 2010	Change	
Net debt	2 647	(15)	2 632	1 787	+48.1%	+47.3%

Historical Financial Overview

RESULTS (in millions of EUR)	2011	2010	2009	2008	2007	2006	2005[4]	2004[4]
Revenues	21 119	20 850	19 938	19 024	18 943	19 215	18 345	17 597
Operating profit	812	1 024	942	904	937	947	900	862
Net financial expenses	(181)	(203)	(202)	(202)	(332)	(276)	(297)	(305)
Income tax expense	(156)	(245)	(228)	(217)	(204)	(245)	(224)	(200)
Net profit from continuing operations	475	576	512	485	401	426	380	357
Net profit (Group share)	475	574	514	467	410	352	365	296
Free cash flow[1][5]	(231)	665	626	162	326	216	164	373

FINANCIAL POSITION (in millions of EUR)								
Total assets	12 242	10 902	9 748	9 700	8 822	9 295	10 254	8 703
Total equity	5 430	5 069	4 409	4 195	3 676	3 561	3 596	2 875
Net debt[1]	2 647	1 787	2 063	2 402	2 244	2 635	2 943	2 608
Enterprise value[1][3]	7 069	7 400	7 472	6 849	8 281	8 726	8 171	7 849

PER SHARE INFORMATION (in EUR)								
Group net earnings (basic)[2]	4.71	5.73	5.16	4.70	4.20	3.71	3.89	3.19
Group net earnings (diluted)[2]	4.68	5.68	5.08	4.59	4.04	3.55	3.71	3.09
Free cash flow[1][2][5]	(2.29)	6.64	6.26	1.63	3.35	2.28	1.75	4.03
Gross dividend	1.76	1.72	1.60	1.48	1.44	1.32	1.20	1.12
Net dividend	1.32	1.29	1.20	1.11	1.08	0.99	0.90	0.84
Pay-out ratio (net profit)	37.8%	30.4%	31.4%	31.9%	35.2%	36.4%	31.4%	35.5%
Shareholders' equity[3]	53.16	49.91	43.54	41.19	36.17	36.55	37.65	30.34
Share price (year-end)	43.41	55.27	53.62	44.20	60.20	63.15	55.20	55.95

RATIOS (%)								
Operating margin	3.8%	4.9%	4.7%	4.8%	4.9%	4.9%	4.9%	4.9%
Effective tax rate of continuing operations	24.7%	29.8%	30.8%	30.9%	33.7%	36.5%	37.1%	35.9%
Net margin	2.2%	2.8%	2.6%	2.5%	2.2%	1.8%	2.0%	1.7%
Net debt to equity[1]	48.7%	35.3%	46.8%	57.3%	61.0%	74.0%	81.8%	90.6%

CURRENCY INFORMATION								
Average EUR per USD rate	0.7184	0.7543	0.7169	0.6799	0.7297	0.7964	0.8038	0.8039
EUR per USD rate at year-end	0.7729	0.7484	0.6942	0.7185	0.6793	0.7593	0.8477	0.7342

OTHER INFORMATION								
Number of sales outlets	3 408	2 800	2 732	2 673	2 545	2 705	2 636	2 565
Capital expenditures (in millions of EUR)	762	660	520	714	729	700	636	494
Number of associates (thousands)	160	139	138	141	138	143	137	138
Full-time equivalents (thousands)	122	103	104	106	104	107	102	102
Weighted average number of shares outstanding (thousands)	100 684	100 271	99 803	99 385	97 666	94 939	93 934	92 663

(1) See "Financial Review" section for explanation of the non GAAP financial measures.

(2) Calculated using the weighted average number of shares outstanding over the year.

(3) Calculated using the total number of shares at the end of the year.

(4) Not adjusted for reclassification of German operations to discontinued operations.

(5) Reclassification of cash flows resulting from the acquisition of non-controlling interests from "Investing" to "Financing" due to a change in IFRS (see Note2.2), effective 2010. For comparability, prior years have been restated accordingly.

Certification of Responsible Persons

The undersigned, Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Executive Vice President and CEO Delhaize Europe, CFO Delhaize Group until December 31, 2011, confirm that to the best of their knowledge:

a) the consolidated financial statements for the year ending December 31, 2011 have been prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the management report for the year ending December 31, 2011 gives, in all material respects, a true and fair view of the evolution of the business, the results and the situation of Delhaize Group and of its subsidiaries included in the consolidation, as well as an overview of the most significant risks and uncertainties with which Delhaize Group is confronted.

Brussels, March 7, 2012

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice President and CEO Delhaize Europe CFO Delhaize Group until December 31, 2011

Report of the Statutory Auditor

On the consolidated financial statements for the year ended December 31, 2011 presented to the ordinary general meeting of Delhaize Brothers and co "The Lion" (Delhaize Group) SA

To the shareholders

As required by law and the company's articles of association, we are pleased to report to you on the audit assignment which you have entrusted to us. This report includes our opinion on the consolidated financial statements together with the required additional comment.

Unqualified audit opinion on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Delhaize Brothers and Co "The Lion" (Delhaize Group) SA ("the company") and its subsidiaries (jointly "the group"), prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("EU") and with the legal and regulatory requirements applicable in Belgium. Those consolidated financial statements comprise the consolidated balance sheet as at December 31, 2011, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated balance sheet shows total assets of EUR 12 242 million and the consolidated income statement shows a consolidated profit (group share) for the year then ended of EUR 475 million.

The board of directors of the company is responsible for the preparation of the consolidated financial statements. This responsibility includes among other things: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the "Institut des Réviseurs d'Entreprises/Instituut van de Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the group's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the group's internal control. We have assessed the basis of the accounting policies used, the reasonableness of accounting estimates made by the company and the presentation of the consolidated financial statements, taken as a whole. Finally, the board of directors and responsible officers of the company have replied to all our requests for explanations and information. We believe that the audit evidence we have obtained, provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group's financial position as of December 31, 2011, and of its results and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the EU and with the legal and regulatory requirements applicable in Belgium.

Additional comment

The preparation and the assessment of the information that should be included in the directors' report on the consolidated financial statements are the responsibility of the board of directors.

Our responsibility is to include in our report the following additional comment which does not change the scope of our audit opinion on the consolidated financial statements:

The directors' report on the consolidated financial statements includes the information required by law and is in agreement with the consolidated financial statements. However, we are unable to express an opinion on the description of the principal risks and uncertainties confronting the group, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

Diegem, March 7, 2012
The statutory auditor

DELOITTE Bedrijfsrevisoren / Reviseurs d'Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Michel Denayer

Summary Statutory Accounts of Delhaize Group SA

The summarized annual statutory accounts of Delhaize Group SA are presented below. In accordance with the Belgian Company Code, the full annual accounts, the statutory Directors' report and the Statutory Auditor's report will be filed with the National Bank of Belgium. These documents will also be available on the Company's website, www.delhaizegroup.com, and can be obtained upon request from Delhaize Group SA, rue Osseghemstraat 53, 1080 Brussels, Belgium. The Statutory Auditor has expressed an unqualified opinion on these annual accounts.

Summary of Accounting Principles

The annual statutory accounts of Delhaize Group SA are prepared in accordance with Belgian Generally Accepted Accounting Principles (Belgian GAAP).

1. Establishment Costs

Establishment costs are capitalized and amortized over a period of five years or, if they are related to debt issuance costs, over the maturity of the loans.

2. Intangible Fixed Assets

Intangible assets are recognized as asset in the balance sheet and amortized over their expected useful live. The intangible assets are amortized as follows:

- Goodwill   5 years
- Software   5 to 8 years

Internally developed software

Internally developed software is recognized as intangible asset and is measured at cost to the extent that such cost does not exceed its value in use for the company. The company recognizes internally developed software as intangible asset when it is expected that such asset will generate future economic benefits and when the company has demonstrated its ability to complete and use the intangible asset. The cost of internally developed software comprises the directly or indirectly attributable costs of preparing the asset for its intended use to the extent that such costs have been incurred until the asset is ready for use. Internally developed software is amortized over a period of 5 years to 8 years.

3. Tangible Fixed Assets

Tangible fixed assets are recorded at purchase price or at agreed contribution value.

Assets held on finance leases are stated at an amount equal to the fraction of deferred payments provided for in the contract representing the capital value.

Depreciation rates are applied on a straight-line basis at the rates admissible for tax purposes:

- Land   0.00% /year
- Buildings   5.00% /year
- Distribution centers   3.00% /year
- Equipment for intensive use   33.33% /year
- Furniture   20.00% /year
- Motor vehicles   25.00% /year

Plant, machinery and equipment are depreciated over periods of 5, 12 and 25 years based on the expected useful live of each type of component.

4. Financial Fixed Assets

Financial fixed assets are valued at cost, less accumulated impairment losses. Impairment loss is recorded to reflect long-term impairment of value. Impairment loss is reversed when it is no longer justified due to a recovery in the asset value. A fair valuation method is applied, taking into account the nature and the features of the financial asset. One single traditional valuation method or an appropriate weighted average of various traditional valuation methods can be used. Generally, the net equity method is applied and is adjusted with potential unrecognized capital gain if any. The measurement of foreign investments is calculated by using the year-end exchange rate. Once selected, the valuation method is consistently applied on a year-to-year basis, except when the circumstances prevent to do so. When the valuation method shows a fair value lower than the book value of a financial asset, an impairment loss is recognized but only to reflect the long-term impairment of value.

5. Inventories

Inventories are valued at the lower of cost (on a weighted average cost basis) or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Such net realizable value corresponds to the anticipated estimated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

6. Receivables and Payables

Amounts receivable and payable are recorded at their nominal value, less provision for any amount receivable whose value is considered to be impaired on a long-term basis. Amounts receivable and payable in a currency, other than the currency of the Company, are valued at the exchange rate prevailing on the closing date. The resulting translation difference is written off if it is a loss and deferred if it is a gain.

Amounts receivable and payable in a currency other than the currency of the Company, and hedged by a derivative instrument, are valued at the exchange rate fixed within the financial instrument with a consequence that there is no resulting translation difference in the exchange rate.

7. Treasury shares

The purchase of treasury shares is recorded on the balance sheet at acquisition cost. When at balance sheet date, the market value is below the acquisition cost, the unrealized loss is recorded in the income statement. Upon sale, the treasury shares are derecognized at their historical acquisition cost, less any recognized losses.

8. Provision for Liabilities and Charges

Provision for liabilities and charges are recorded to cover probable or certain losses of a precisely determined nature but whose amount, as of the balance sheet date, is not precisely known. They include, principally:

- Pension obligations, early retirement benefits and similar benefits due to present or past employees
- Taxation due on review of taxable income or tax calculations not already included in the estimated payable included in the amounts due within one year
- Significant reorganization and store closing costs
- Charges for which the Company may be liable as a result of current litigation.

9. Debt Under Finance Leases and Similar Debts

At the end of each year, these commitments are valued at the fraction of outstanding deferred payments, corresponding to the capital value of the assets, which mature within more than one year. The fraction of these payments contractually maturing within less than one year is recorded under "Current portion of long-term debts."

10.Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward contracts, interest rate swaps and currency swaps to manage its exposure on interest rate risks and foreign currency exchange risks relating to borrowings. Call options are used to manage the exposure in relation to the exercise of the stock options granted to the entitled employees of Delhaize Group SA/NV. In accordance with its internal policy, Delhaize Group SA/NV does not hold or issue derivative instruments for speculative or trading purposes. For the measurement of the derivative financial instruments, Delhaize Group SA/NV does not apply the Mark-To-Market method. Instead the foreign exchange forward contracts, the interest rate swaps and the currency swaps are measured in the same way as the underlying exposures in accordance with the principle of accrual accounting. The accrued interest income and expenses, the realized foreign exchange differences and the unrealized foreign exchanges losses are recognized in the income statement in the same caption as the underlying exposure. On the other hand the unrealized foreign exchange gains are deferred on the balance sheet in accordance with the principle of prudency.

The purchased call options are recognized on the balance sheet at acquisition cost which is in general the paid premium. In case the option is exercised the recognized premium forms part of the acquisition cost of the purchased treasury shares. However, in case the option expires and it is not exercised, then the recognized premium is recorded as expense in the income statement.

Summary of the net earnings (loss) per share of Delhaize Group SA:

	2011	2010	2009
Net earnings (loss) per share	2.94	0.65	9.81

Summary Company Accounts of Delhaize Group SA

Assets

(in millions of EUR)	December, 31	
	2011	**2010**
Fixed assets	**8 332**	**7 697**
Establishment costs	11	12
Intangible fixed assets	121	111
Tangible fixed assets	401	387
Financial fixed assets	7 799	7 187
Current assets	**863**	**908**
Inventories	235	216
Short-term receivables	477	493
Short-term investments	48	42
Cash and bank	86	148
Prepayments and accrued income	17	9
Total assets	**9 195**	**8 605**

Liabilities and Equity

(in millions of EUR)	2011	2010
Shareholders' equity	**3 847**	**3 708**
Capital	51	51
Share premium	2 796	2778
Distributable reserves	27	33
Other reserves	107	100
Profit carried forward	866	746
Provisions and deferred taxation	**20**	**21**
Financial liabilities	**4 273**	**3 834**
After one year	3 947	3 664
Within one year	326	170
Trade creditors	**646**	**614**
Other liabilities	**409**	**428**
Other liabilities within one year	353	371
Accruals and deferred income	56	57
Total liabilities and equity	**9 195**	**8 605**

Income Statement

(in millions of EUR)	2011	2010
Operating income	**4 863**	**4 766**
Sales	4 709	4 665
Other operating income	154	101
Operating expenses	**(4 677)**	**(4 592)**
Merchandise and consumables	3 537	3 510
Salaries, social security and pensions	651	618
Other operating expenses	489	464
Operating profit	**186**	**174**
Financial income	250	29
Financial charges	(220)	(154)
Current profit before taxation	**216**	**49**
Exceptional income	92	97
Exceptional expenses	(9)	(79)
Current year profit before taxation	**299**	**67**
Transfer (-) to/ release (+) from deferred taxes	—	—
Current taxation	—	(1)
Financial year results	**299**	**66**
Transfer (-) to/ release (+) from tax-exempt reserves	—	—
Financial year results to be appropriated	**299**	**66**

Appropriation of Profit

(in millions of EUR)	2011	2010
Profit of the year to be appropriated	299	66
Profit brought forward from previous year	746	855
Transfer from reserves	—	—
	1 045	921
Appropriation:		
Profit to carry forward	866	746
Dividends to shareholders[1]	179	175

(1) As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, to which coupon no. 50 entitling to the payment of the 2011 dividend is attached, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 24, 2012. The Board of Directors will communicate at the Ordinary General Meeting of May 24, 2012 the aggregate number of shares entitled to the 2011 dividend and will submit to this meeting the final amount of the total dividend for approval. The annual accounts of 2011 will be modified accordingly.

Share Capital

(December 31, 2011)	(in thousands of EUR)	Number of Shares
Share capital		
Shares in issue		
At the end of the previous year	50 778	
Issue of new shares	168	
At the end of the financial year	50 946	
Analysis of share capital		
Class of shares		
Ordinary shares of no nominal value		101 892 190
Registered shares or bearer shares		
Registered		4 308 989
Bearer		97 583 201
Treasury shares held by		
The company itself		1 124 452
Its subsidiaries		59 496
Commitments to issue new shares		
On the exercise of subscription rights		
Number of subscription rights in issue		3 194 347
Amount of capital to be subscribed	1 597	
Corresponding maximum number of shares to be issued		3 194 347
Unissued authorized capital	**8 988**	

Shareholder
Information

Delhaize Group shares trade on NYSE Euronext Brussels under the symbol DELB. American Depositary Shares (ADS), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs).

Information on Delhaize Group's share price can be found on the websites of Delhaize Group (www.delhaizegroup.com), NYSE Euronext Brussels (www.euronext.com) and the New York Stock Exchange (www.nyse.com). Detailed information on trading activity and share prices can also be found in the financial section of many newspapers.



(2011 - in EUR)

EURONEXT 100

Delhaize Group share (DELB)



(2011 - in USD)

S&P 500

Delhaize Group ADR (DEG)

Share Performance in 2011

On December 30, 2011, the closing price of Delhaize Group's ordinary share on NYSE Euronext Brussels was EUR 43.41, a 21.5% decrease compared to EUR 55.27 a year earlier. During the same period, the Euro Stoxx 50 index decreased by 17.1% and the Bel20 index decreased by 19.2%. The FTSE Eurofirst 300 Food and Drug Retailers Index decreased by 11.8% in 2011. In 2011, Delhaize Group shares traded on NYSE Euronext Brussels at an average closing price of EUR 51.29 and an average daily trading volume of 290 661 shares.

On December 30, 2011, the closing price of Delhaize Group's ADR on the New York Stock Exchange was USD 56.35, 23.6% lower than the closing price on December 31, 2010 (USD 73.71). In the same period, the S&P 500 index stayed flat, and the S&P 500 Food and Staples Retailing Index increased by 7.6%. In 2011, the average daily trading volume of Delhaize Group ADRs was 34 991.

Equity Indices

On December 30, 2011, Delhaize Group's shares were included in the following major stock indices: BEL20, Euronext 100, Dow Jones Stoxx 600 and the FTSE Eurofirst 300.

On December 30, 2011, the weight of Delhaize Group shares in the BEL20 index was 8.86%. Delhaize Group shares represented the third largest constituent in the index.

On December 30, 2011, the weight of Delhaize Group in the Euronext 100 index was 0.31%. Delhaize Group represented the 73rd largest constituent in the index.

Dividend

It is the policy of Delhaize Group, when possible, to pay out a regularly increasing dividend while retaining free cash flow in an amount consistent with the opportunities to finance the future growth of the Company.

At the Ordinary General Meeting to be held on May 24, 2012, the Board of Directors will propose the payment of a gross dividend of EUR 1.76 per share, compared to EUR 1.72 the previous year. After deduction of 25% Belgian withholding tax, this will result in a net dividend of EUR 1.32 per share (EUR 1.29 the prior year).

The net dividend of EUR 1.32 per share will be payable to owners of ordinary shares against coupon no. 50. The Delhaize Group shares will start trading ex-coupon on May 29, 2012 (opening of the market). The record date (i.e. the date at which shareholders are entitled to the dividend) is May 31, 2012 (closing of the market) and the payment date is June 1, 2012. The payment will be made at the registered office of the Company (rue Osseghemstraat 53, 1080 Brussels, Belgium) as well as at the following financial institutions:

- Bank Degroof, rue de l'Industrie/Nijverheidsstraat 44, 1040 Brussels
- Belfius, boulevard du Roi Albert II/Koning Albert II-laan II 30-B2, 1000 Brussels

FINANCIAL CALENDAR

Press release - 2012 first quarter results	May 3, 2012[1]
Final date for depositing shares for the Ordinary General Meeting	May 18, 2012[2]
Ordinary General Meeting	May 24, 2012
ADR dividend record date	May 31, 2012
Dividend for the financial year 2011 becomes payable to owners of ordinary shares	June 1, 2012
Dividend for the financial year 2011 becomes payable to ADR holders	June 6, 2012
Press release - 2012 second quarter results	August 22, 2012[1]
Press release - 2012 third quarter results	November 7, 2012[1]

(1) You are kindly invited to listen to the related conference call. See www.delhaizegroup.com for further details on the conference call and the webcast.
(2) Holders of bearer or dematerialized shares are informed that May 18, 2012 is a bank holiday and May 17, 2012 is a public holiday in Belgium. Therefore, they are advised to contact their bank or broker in due time.

- BNP Paribas Fortis, rue Montagne du Parc/Warandeberg 3, 1000 Brussels
- ING Belgium, avenue Marnix/Marnixlaan 24, 1050 Brussels
- KBC, avenue du Port/Havenlaan 2, 1080 Brussels

For shares held through a share account, the bank or broker will automatically handle the dividend payment.

The payment of the dividend to the ADR holders will be made through Citibank.

Type of Delhaize Group Shares

Delhaize shares can be held in three different forms: dematerialized form, bearer shares or registered shares. Bearer shares are held in printed form. Dematerialized shares are shares that can only be represented by entries into an account in the book of a depositary institution. Registered shares are shares that can only be represented by entries into a shareholder register held by the Company. On request, shareholders may convert their shares into another form at their own expense. The ownership of registered shares can be transferred by informing the Company and returning the certificate of record in the shareholder register to the Company. As from January 1, 2008, bearer

shares booked into a securities account have been automatically converted into dematerialized shares. Bearer shares not yet booked in a securities account shall be automatically converted into dematerialized shares as from the time they are booked into a securities account. All remaining bearer shares that shall not have been deposited in a securities account shall be converted at the choice of their holder into dematerialized or registered shares by December 31, 2013.

Information for ADR Holders

ADSs (American Depositary Shares), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs). The Delhaize Group ADR program is administrated by:

Citibank Shareholder Services
P.O. Box 43077
Providence, RI 02940-3077
U.S.A.
Toll free telephone number for U.S. callers: 1-877-853-2191
International Call Number: 1-781-575-4555
E-mail: citibank@shareholders-online.com
Website: www.citi.com/dr

Citibank has put in place an International Direct Investment Plan for Delhaize Group, which is a dividend reinvestment and direct purchase plan sponsored and administered by Citibank. The program enables existing holders and first time purchasers the opportunity to make purchases, reinvest dividends, deposit certificates for safekeeping and sell shares. For further information on Citibank's International Direct Investment Program for Delhaize Group, please visit www.citi.com/dr or contact Citibank Shareholder Services at 1-877-248-4237 (1-877-CITIADR.)

Taxation of Dividends of Delhaize Group Shares

It is assumed that, for the application of domestic Belgian tax legislation and the U.S.-Belgian tax treaty, owners of Delhaize Group ADRs are treated the same as owners of Delhaize Group shares and that the ADRs are treated as Delhaize Group shares. However, it must be noted that this assumption has not been confirmed or verified with the Belgian Tax Authorities.

For Belgian income tax purposes, the gross amount of all distributions made by Delhaize Group to its shareholders (other than repayment of paid-up capital in accordance with the Belgian Company Code) is generally taxed as dividends. Dividends that are attributed or paid on the shares are in principle subject to a 25% Belgian withholding tax.

For non-Belgian residents - individuals and corporations - Belgian withholding tax is retained also at the rate of 25% subject to the reductions or exemptions provided by Belgian tax law or by the tax treaty concluded between Belgium and the country of which the non-Belgian beneficiary of the dividend is a resident. Such withholding tax is normally the final tax in Belgium.

For dividends paid by Delhaize Group to a U.S. holder of ADRs, beneficial owner of the dividends, who is not holding the shares through a permanent establishment in Belgium and is entitled to claim benefits under the U.S.- Belgian tax treaty, the withholding tax is reduced from 25% to 15%. If the beneficial owner is a company that owns directly at least 10% of the voting stock of Delhaize Group, a reduced withholding tax rate of 5% is applicable. No withholding tax is however applicable if the beneficial owner of the dividends is i) a company, resident of the U.S. that has owned directly shares representing at least 10% of the capital of Delhaize Group for a 12-month period ending on the date the dividend is declared, or ii) a pension fund, resident of the U.S., provided that the dividends are not derived from carrying on a business by the pension fund or through an associated enterprise.

Although there are exceptions, in general the full 25% Belgian withholding tax must be withheld by Delhaize Group or the paying agent, and the non-Belgian holder of Delhaize Group shares or ADRs may file a claim for reimbursement for amounts withheld in excess of the treaty rate. The reimbursement claim form (Form 276 Div.- Aut.) can be obtained from the AFER – Bureau Central de Taxation, Bruxelles-Etranger, Tour North Galaxy B7, Boulevard Albert II 33, PO Box 32, B-1030 Brussels, Belgium. (phone: +32 2 576 90 09, fax: +32 2 579 68 42, email: bct.cd.bruxelles.etr@minfin.fed.be). The form should be completed in duplicate and sent to the relevant Tax Office in the residence country of the non-Belgian holder with the request that one copy be appropriately stamped and returned to the sender.

The non-Belgian holder can then obtain reimbursement from the Bureau Central de Taxation, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. The request for reimbursement must be filed with the Bureau Central de Taxation within five years from January 1 of the year following the year in which the dividend was declared payable.

Prospective holders should consult their tax advisors as to whether they qualify for the reduced withholding tax upon attribution or payment of dividends, and as to the procedural requirements for obtaining the reduced withholding tax immediately upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

Annual Report

This annual report is available in English, French and Dutch. It can be downloaded from Delhaize Group's website: www.delhaizegroup.com. A printed or electronic version may be ordered via the same website or directly from the Delhaize Group Investor Relations Department (see contacts at the end of this section).

Delhaize Group is subject to the reporting requirements of the U.S. Securities and Exchange Commission (SEC) governing foreign companies listed in the U.S. An annual report will be filed with the SEC on Form 20-F. The Form 20-F will be available from the SEC's EDGAR database at www.sec.gov/edgarhp.htm and on the Company's website.

Consultation of Documents

The public documents concerning Delhaize Group can be consulted at the registered office (rue Osseghemstraat 53, 1080 Brussels - Belgium).

In the United States, Delhaize Group is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act Delhaize Group files reports and other information with the

SEC. The reports and other information Delhaize Group files with the SEC can be inspected at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C., U.S. 20549. You may obtain information on the operation of the SEC's public reference room by calling the SEC at +1 (800) SEC-0330. Also, the SEC maintains a website at www.sec.gov that contains reports and other information that registrants have filed electronically with the SEC.

Delhaize Group makes available free of charge, through the shareholder information section of Delhaize Group's website (www.delhaizegroup.com), the Company's reports filed electronically with the SEC pursuant to the Exchange Act as soon as reasonably practicable after the Company electronically files such material with the SEC.

Delhaize Group's reports and other information can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005, U.S.A.

Ordinary General Meeting

The next Ordinary General Meeting will take place on Thursday, May 24, 2012 at Delhaize Group's Corporate Support Office, Square Marie Curie 40, 1070 Brussels, Belgium. Detailed information about the Ordinary General Meeting will be published in the Belgian newspapers L'Echo and De Tijd, as well as in the Belgian Official Gazette and on the Company website. ●

EUR 1.32
net dividend per share

INFORMATION DELHAIZE GROUP SHARE

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Share price (in EUR)														
Price: year-end	43.41	55.27	53.62	44.20	60.20	63.15	55.20	55.95	40.78	17.72	58.45	50.65	74.8	75.36
average (close)	51.29	57.24	49.26	46.37	67.38	58.14	51.68	44.98	28.15	39.93	61.28	59.27	80.00	65.64
highest (intraday)	60.80	67.29	55.00	59.67	75.79	67.00	59.70	59.75	43.99	61.10	72.00	76.50	91.70	84.28
lowest (intraday)	40.82	47.69	42.81	32.80	54.5	49.12	45.95	36.61	11.90	15.00	48.72	48.05	64.90	46.60
Annual return Delhaize Group share[1]	-19.1%	5.3%	23.8%	-26.6%	-4.7%	16.1%	0.7%	39.9%	136.3%	-69.1%	17.2%	-31.0%	0.4%	+63.6%
Evolution Belgian All Shares Return index	-20.8%	2.7%	31.6%	-47.6%	-1.9%	+26.2%	+28.1%	+38.2%	+16.0%	-22.5%	-4.9%	-5.0%	-7.2%	+43.5%
Dividend (in EUR)														
Gross dividend	1.76	1.72	1.60	1.48	1.44	1.32	1.20	1.12	1.00	0.88	1.44	1.36	1.24	1.12
Net dividend	1.32	1.29	1.20	1.11	1.08	0.99	0.90	0.84	0.75	0.66	1.08	1.02	0.93	0.84
Ratios														
Dividend return[2]	3.0%	2.3%	2.2%	2.5%	1.8%	1.6%	1.6%	1.5%	1.8%	3.7%	1.9%	2.0%	1.2%	1.1%
Share price/shareholders' equity[3]	0.81	1.09	1.22	1.07	1.66	1.73	1.47	1.84	1.36	-	-	-	-	-
Share price/basic earnings per share[3]	9.2	9.6	10.4	9.4	14.3	17.0	14.2	17.5	13.5	-	-	-	-	-
Share price/diluted earnings per share[3]	9.3	9.7	10.6	9.6	14.9	17.8	14.9	18.1	13.5	-	-	-	-	-
Number of Shares														
Annual volume of Delhaize Group shares traded (in millions of EUR; NYSE Euronext Brussels)[4]	3 895	5 216	5 633	6 754	8 141	6 548	3 686	3 581	2 021	2 569	3 199	1 521	1 930	1 688
Annual volume of Delhaize Group shares traded (in millions of shares; NYSE Euronext Brussel)[4]	74.7	89.3	115.1	146.7	121.9	113.1	71.9	81.1	72.7	69.3	51.9	26.4	24.6	25.9
Number of shares (in thousands; year-end)	101 892	101 555	100 871	100 583	100 281	96 457	94 705	93 669	92 625	92 393	92 393	52 032	52 017	51 963
Market Capitalization														
Market capitalization (in millions of EUR; year-end)	4 423	5 613	5 409	4 446	6 037	6 091	5 228	5 241	3 777	1 637	5 400	2 635	3 890	3 916
Enterprise value[3][5]	7 069	7 400	7 472	6 849	8 281	8 726	8 171	7 849	6 805	-	-	-	-	-

(1) Capital gains recorded during the year, including net dividend and reinvestment.
(2) Net dividend divided by share price at year-end.
(3) Cannot be calculated for years before 2003, since no IFRS financials are available before 2003.
(4) Excluding shares traded on the New York Stock Exchange.
(5) Enterprise value = market capitalization + net debt.

Glossary

Affiliated store
A store operated by an independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and know-how of Delhaize Group.

American Depositary Receipt (ADR)
An American Depositary Receipt evidences an American Depositary Share (ADS).

American Depositary Share (ADS)
An American Depositary Share represents ownership in the common shares of a non-U.S. corporation. The underlying common shares are held by a U.S. bank as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Each Delhaize Group ADS represents one share of Delhaize Group common stock and is traded on the New York Stock Exchange.

Average shareholders' equity
Shareholders' equity at the beginning of the year plus shareholders' equity at the end of the year, divided by two.

Basic earnings per share
Profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.

Company-operated store
A store operated directly by Delhaize Group.

Comparable store sales
Sales from the same stores, including relocations and expansions, and adjusted for calendar effects.

Cost of sales
Cost of sales includes purchases of products sold and all costs associated with getting the products into the retail stores, including buying, warehousing and transportation costs. Finally, Cost of Sales includes appropriate vendor allowances.

Delhaize Belgium
Delhaize Belgium is not a separate legal entity. In the consolidated financial statements, any reference to "Delhaize Belgium" is a reference to the consolidation of the statutory accounts of the Belgian companies, of which the major ones are Delhaize Group SA, Delimmo SA, Delhome SA, Aniserco SA, Points Plus Punten SA, Wambacq & Peeters SA, Wintrucks SA and the companies acquired as part of the Cash Fresh acquisition (see Note 36 to the Financial Statements), excluding corporate expenses. In the remainder of the document, "Delhaize Belgium" refers to the operations of Delhaize Group in Belgium, the Grand-Duchy of Luxembourg and France.

Diluted earnings per share
Calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions. Diluted earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.

Direct goods
Goods sold to customers.

Enterprise value
Market capitalization plus net debt.

Free cash flow
Cash flow before financing activities, investment in debt securities and sale and maturity of debt securities.

Gross margin
Gross profit divided by revenues.

Gross profit
Revenues minus cost of sales.

Indirect goods
Goods necessary to operate the business, but which are not sold to customers, such as office and store equipment.

Net debt
Non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents.

Net debt to equity ratio
Net debt divided by total equity.

Net financial expenses
Finance costs less income from investments.

Net margin
Net profit attributed to equity holders of the Group divided by revenues.

Operating leases
A lease that does not qualify as a finance lease and therefore is not recorded on the balance sheet. Operating lease costs are classified in rent expense in cost of sales and in selling, general and administrative expenses.

Operating margin
Operating profit divided by revenues.

Organic revenue growth
Sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects.

Other operating expenses
Primarily store closing expenses, impairment losses, losses on the sale of fixed assets and hurricane-related expenses.

Other operating income

Primarily rental income on investment property, gains on sale of fixed assets, recycling income and services rendered to wholesale customers.

Outstanding shares

The number of shares issued by the Company, excluding treasury shares.

Pay-out ratio (net earnings)

Proposed dividends on current year earnings divided by current year Group share in net profit.

Return on equity

Group share in net profit (loss) divided by average shareholders' equity.

Revenues

Revenues include the sale of goods and point of sale services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries and pet products), net of discounts, allowances and rebates granted to those customers.

Selling, general and administrative expenses

Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.

SKU

Stock Keeping Unit.

Total debt

Long-term financial liabilities, including current portion and obligations under finance leases, plus short-term financial liabilities net of derivative instruments related to financial liabilities.

Treasury shares

Shares repurchased by one of the Group's legal entities and that are not cancelled as of year-end date. Treasury shares are excluded from the number of shares outstanding and excluded from the calculation of the weighted average number of shares for the purpose of calculating earnings per share.

Weighted average number of shares outstanding

Number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

Withholding tax

Withholding by a corporation or financial institution of a certain percentage of dividend payments due to tax legislation.

Company Information

Registered Office:
Delhaize Group SA
rue Osseghemstraat 53
1080 Brussels
Belgium
Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94

Company Support Office:
Delhaize Group
Square Marie Curie 40
1070 Brussels
Belgium
Tel: +32 2 412 22 11 - Fax: +32 2 412 22 22

http://www.delhaizegroup.com
Company number: 0402 206 045

Delhaize Brothers and Co. "The Lion" (Delhaize Group) SA is a Belgian company formed in 1867 and converted into a limited company on February 22, 1962.

Investors and Media

For all questions regarding Delhaize Group and its stock, please contact:

Delhaize Group
Investor Relations Department
Square Marie Curie 40
1070 Brussels
Belgium
Tel.: +32 2 412 21 51 - Fax.: +32 2 412 29 76

Delhaize Group
Investor Relations Department
P.O. Box 1330
Salisbury, NC 28145-1330
United States
Tel.: +1 704 633 8250, ext. 2529
Fax.: +1 704 645 4499

Questions can be sent to investor@delhaizegroup.com.



DELB LISTED NYSE EURONEXT
DEG LISTED NYSE

Information regarding Delhaize Group, including press releases, annual reports and share price can be found in three languages (English, French and Dutch) on Delhaize Group's website www.delhaizegroup.com.

You can also subscribe through the email alert service to receive other information: agendas of the general meetings, press releases, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and shareholder notifications.

Operations

United States
FOOD LION - BOTTOM DOLLAR FOOD
P.O. Box 1330, 2110 Executive Drive
Salisbury - NC 28145-1330
U.S.A.
Tel : +1 704 633 8250
www.foodlion.com
www.bottomdollarfood.com

HANNAFORD
145 Pleasant Hill Road
Scarborough – ME 04074
U.S.A.
Tel : +1 207 883 2911 - Fax : +1 207 883 7555
www.hannaford.com

SWEETBAY SUPERMARKET
3801 Sugar Palm Drive
Tampa – FL 33619
U.S.A.
Tel : +1 813 620 1139 - Fax : +1 813 627 9766
www.sweetbaysupermarket.com

Belgium, G.D. of Luxembourg
DELHAIZE BELGIUM
Rue Osseghemstraat 53 - 1080 Brussels
Belgium
Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94
www.delhaize.be

Greece
ALFA BETA VASSILOPOULOS
81, Spaton Ave. - Gerakas Attica
Greece 153 44
Tel: +30 210 66 08 000
Fax: +30 210 66 12 675
www.ab.gr

Serbia, Bosnia and Herzegovina and Montenegro
MAXI
Auto-put za Zagreb 35 (Tempo Kvantaš),
Beograd. - Serbia
Tel: +381 11 20 92 400 - Tel: +381 11 20 92 587
Fax: +381 11 20 92 583
www.maxi.rs

Romania
MEGA IMAGE
95 Siret Str. - Sektor 1 - Bucuresti - Romania
Tel: +40 21 224 66 77 - Fax: +40 21 224 60 11
www.mega-image.ro

Bulgaria
PICCADILLY
Varna 9002, 1A, Bitolia Str. - Bulgaria
Tel.: +359 52 66 34 34 - Fax: +359 52 66 34 56
www.piccadilly.bg

Albania
EUROMAX
Autostrada Tirane-Durres, Km 6, Tirane, Albania
Tel.: 355-04-380000 - Fax: 355-04-380001
www.euromax.com

Indonesia
PT LION SUPER INDO
Menara Bidakara 2, 19th floor
Jl Jend. Gatot Soebroto kav 71-73
Jakarta Selatan 12870 - Indonesia
Tel.: +62 21 2929 3333
Fax: +62 21 29069441-45
www.superindo.co.id

About the people included in the pictures in this report
Most of the people portrayed in the pictures in this annual report included in the sections "Our Strategy," "Our Activities in 2010" are our associates or our associates' family members.

Legal Version of the Annual Report
Only the Dutch version of the annual report has legal force. The French and English versions represent translations of the Dutch original. The consistency between the different language versions has been verified by Delhaize Group under its own responsibility.

Credits
Design & production: www.chriscom.be - Photos: Patrick Schneider Photography (U.S.), Pascal Broze - Reporters (Belgium), Jean-Michel Byl (Belgium), Arnaud Ghys (Belgium)

Caution Concerning Forward-looking Statements
All statements that are included or incorporated by reference in this annual report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expected financial performance; expansion and growth of Delhaize Group's business; anticipated store openings and renovations; future capital expenditures; projected revenue growth or synergies resulting from acquisitions and other transactions; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; forecasted currency exchange rates or inflation; expected competition; and business strategy, are "forward-looking statements" within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as "believe," "project," "target," "predict," "estimate," "forecast," "strategy," "may," "goal," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "should" or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in this annual report in the chapter entitled "Risk Factors" on p. 54 and under Item 3 under Part 1 of Delhaize Group's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission on June 24, 2011. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

For more info, see also
www.delhaizegroup.com

DELHAIZE GROUP